Exhibit 99.1

IHG®
HOTELS & RESORTS

Annual Report and Form 20-F
2022

True Hospitality
for Good

Our purpose is to provide True Hospitality for Good.

It brings our brands to life, shapes our culture and represents a commitment to make a difference to our people, guests and communities, and protect the world around us.

With strong stakeholder engagement, together we work towards common goals that help ensure we create shared value for all.









Our presence

IHG® Hotels & Resorts is a global hospitality company, with 18 hotel brands, one of the industry's largest loyalty programmes, over 6,000 open hotels in more than 100 countries, and a further 1,800 hotels in our development pipeline.

 See pages 16 to 21

Our ambition

To deliver industry-leading growth in our scale, enterprise platform and performance, doing so sustainably for all stakeholders, including our hotel owners, guests and society as a whole.

 See page 18

Our strategy

To use our scale and expertise to create the exceptional guest experiences and owner returns needed to grow our brands in the industry's most valuable markets and segments. Delivered through a culture that retains and attracts the best people and embraces opportunities to positively impact the world around us.

 See pages 18 to 37

Our business model

By franchising our brands and managing hotels on behalf of third parties, we can focus on increasing fee revenues and fee margins, with limited capital requirements. We grow our business by ensuring our brands meet consumer demand and generate strong returns for hotel owners.

 See pages 10 to 13

What's inside

The Strategic Report on pages 2 to 88 was approved by the Board on 20 February 2023.
Nicolette Henfrey Company Secretary

2022 in review

Recovery from the Covid-19 pandemic gathered pace in 2022, with demand returning strongly as restrictions lifted in most markets. Significant investments were made across our enterprise, including in our brands, loyalty offer, digital platforms and sustainability, as we continue to focus on enhancing the guest experience, growing our estate and driving owner returns.



Financial performance

Global RevPAR

+36.6%

2021: +46.0%

Adjusted net system size growth[a]

4.3%

2021: -0.6%

Signings (rooms)

80,338

2021: 68,870



Total gross revenue in IHG's System[b]

$25.8bn

2021: $19.4bn

Total revenue

$3,892m

2021: $2,907m

Revenue from reportable segments[c]

$1,843m

2021: $1,390m

Operating profit[d]

$628m

2021: $494m

Operating profit from reportable segments[c]

$828m

2021: $534m

Basic EPS

207.2¢

2021: 145.4¢



Adjusted EPS[c]

282.3¢

2021: 147.0¢

Dividend

138.4¢

2021: 85.9¢

Share buyback completed[e]

$500m

[a] Net system size growth of 3.6% unadjusted for removals related to ceasing operations in Russia in 2022; 2021 growth shown unadjusted.

[b] Definitions for key performance measures can be found in the Use of key performance measures and non-GAAP measures section, which can be found on pages 85 to 88.

[c] Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 85 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 232.

[d] 2022 operating profit shown after $105m System Fund reported loss and $95m net exceptional charges. See page 175 for details.

[e] Completed in January 2023.



Regional growth (number of rooms)

Americas

Openings

20,568

2021: 15,739

Signings

32,464

2021: 17,647

 See page 75

EMEAA

Openings

16,211

2021: 10,162

Signings

25,847

2021: 20,376

See page 78

Greater China

Openings

12,664

2021: 18,057

Signings

22,027

2021: 30,847

See page 81

SHAREHOLDERS AND INVESTORS



Our focus on building a stronger business for guests and owners, coupled with increasing demand, led to strong trading and shareholder returns delivered via our cash-generative business model.

- Americas RevPAR +3.3% vs 2019; EMEAA -7.5%; Greater China -38.1%
- Surpassed 6,000 open hotels; +4.3% adjusted net system size growth (+2.9% excluding Iberostar Beachfront Resorts)
- Signings +17% YOY; conversions increased
- Long-term commercial agreement with Iberostar Hotels & Resorts boosting system size growth
- Fee margin 56.2%, 6.6%pts ahead of 2021
- Net cash from operating activities of $646m (2021: $636m), adjusted free cash flow of $565m (2021: $571m)
- Total dividend of 138.4¢ proposed alongside $500m 2022 share buyback. Share buyback launched for 2023 to return $750m
- Deanna Oppenheimer appointed Chair; Michael Glover appointed CFO

 See information about our shareholders and investors on page 38 and 102 and our KPIs on pages 62 to 65.

HOTEL OWNERS



Owners choose to work with IHG based on trust in our brands, our ability to drive returns and the strength of our entire enterprise – underpinned by a focus on the cost to build, open and operate our hotels.

- Launched Guest How You Guest, our biggest marketing campaign in over a decade, improving brand favourability measures
- Enterprise contribution of 77% of total room revenue, boosted by loyalty programme and mobile app enhancements
- Enhanced design, procurement and technology solutions developed
- Holiday Inn, Crowne Plaza refreshes driving up occupancy, rate and guest satisfaction
- Collaboration with governments to support owners and industry demand
- Introduced new payment solution in US and Canada to lower costs and improve options
- Developed new Digital Concierge to enable greater guest self-service
- Launched Demand Sensing Forecast model to help maximise owners' revenue

 See information about our hotel owners on pages 20 to 25 and 39, and our net rooms supply, signings, gross revenue and enterprise contribution KPIs on pages 62 and 63.

OUR GUESTS



We're focused on driving demand and delivering great guest experiences through modern design, service, our loyalty offer and seamless technology.

- Transformed IHG One Rewards loyalty programme to offer members greater benefits, choice and value
- Enrolled 12.2 million new members, with increases in loyalty contribution since launch
- New mobile app delivering richer customer experience and supporting increased direct bookings, loyalty engagement and incremental spend
- Iberostar Beachfront Resorts became IHG's 18th brand, boosting resort and all-inclusive offer
- Enhanced customer booking journey with new brand websites, simplified room rates and stay enhancements
- Holiday Inn named Leading Budget Hotel Brand and voco named Leading Premium Hotel Brand at World Travel Awards

 See information about our guests on pages 22 to 27 and page 38 and our Guest Love KPI on page 64.

OUR PEOPLE



We champion an engaging, diverse and high-performance culture and focus on providing the tools, technology and working environment we need to succeed as individuals and as a business.

- Employee engagement 86% (+1% on 2021). A Kincentric Global Best Employer
- New learning and HR platforms launched
- Continued progress to increase ethnic minority representation in US and UK corporate leadership roles
- Female corporate leadership representation (VP and above) at 34% globally
- Grew Employee Resource Groups to help foster diverse and inclusive culture
- Launched Room to Grow Week to support corporate career development
- 90 graduates of IHG's development programme designed to boost number of women in senior positions in managed hotels
- Fresh workspaces to support hybrid working, including new Global HQ

 See information about our people on pages 28 to 33 and 39; our employee engagement KPI on page 65.

OUR COMMUNITIES AND SUPPLIERS



We want to improve millions of lives within our communities over the next decade through supporting disaster relief, tackling food poverty and providing skills training to help drive social and economic change.

- Colleagues dedicated more than 57,000 hours to making a positive difference to over 100,000 people
- Supported charities providing aid following natural disasters and war in Ukraine
- Worked with Tent Partnership for Refugees charity to train and hire refugees in the US
- Expanded IHG Skills Academy to give more people free access to skills and training
- Partnered with US Historically Black Colleges and Universities to enhance our early careers pipeline
- Worked with leading organisations to help prevent human trafficking
- Introduced new supplier diversity programme, helping gain exposure to additional diverse business entities

 See information about our communities and suppliers on pages 33, 34, 38 and 39 and our IHG® Academy KPI on page 65.

PLANET



We have set targets to reduce carbon, waste and water usage so we can operate and grow with our owners in ways that minimise our impact on the planet.

- A 3.4% absolute reduction in carbon emissions compared with our 2019 baseline level from our franchised, managed, owned and leased hotels
- Secured bulk amenity supplier for over 4,000 hotels to reduce plastic usage
- Introduced global brand standards to reduce energy and water usage
- Refreshed scenario analysis and evaluated data collection processes in line with TCFD guidance
- Expanded renewable energy procurement in Europe and Americas
- Launched HERO tool training to help hotels cut energy, carbon and water use
- Launched global food waste training
- Developed a toolkit in EMEAA to help reduce plastic usage in hotels
- Helped secure tax credits in the US for hotel energy efficiency measures

See pages 35 to 37, 54 to 61, and 237 to 239 for our planet, TCFD and greenhouse gas emissions disclosures and our carbon footprint KPI on page 65.

Chair's statement



Deanna Oppenheimer Non-Executive Chair

Final dividend

94.5¢

Final dividend proposed for 2022 (2021: 85.9¢)

Total dividend

138.4¢

Total dividend proposed for 2022 (2021: 85.9¢ (as no interim dividend was paid in 2021))

Return of funds

$500m

Through share buyback programme (completed in January 2023)

$750m

Surplus capital to be returned over the course of 2023 through new share buyback programme

It's a great privilege to be Chair of IHG, a company with a rich history, a world-class portfolio of trusted brands and a track record of driving attractive returns for both hotel owners and shareholders. Since joining in June, I have spent time gaining a deeper understanding of the business – meeting with colleagues, shareholders, guests and owners – and I have been impressed by the purpose and passion that runs through our hotels and wider organisation, as well as the desire to keep enhancing how we operate and grow.

A clear focus on developing a portfolio of distinct brands that deliver great guest experiences and strong owner returns, allied to an asset-light, fee-based, predominantly franchised business model, has proven successful over many years. This strategy enables us to build global scale, attract millions of guests and build long-standing relationships with thousands of owners. It makes the business more resilient during challenging times too, with a regional approach allowing us to adapt quickly by market – something that has been important in recovery from the Covid-19 pandemic. Critically, it is a model that is highly cash generative, and IHG has demonstrated an ability to reinvest in key areas of its enterprise, such as its brand portfolio, loyalty and technology to enhance performance, increase competitiveness and drive growth, alongside delivering returns to shareholders.

This approach again supported a strong financial performance in 2022, and while group RevPAR and operating profit are still slightly below pre-pandemic levels, they continue on an upward trajectory, with the opening and signing of more outstanding hotels globally underlining demand for our brands and strong growth prospects.

Seizing opportunities
In recent years, IHG has transformed its business by investing in all aspects of its enterprise, driven by a strategy that reflects what is needed to succeed in today's world while creating long-term value for stakeholders. Four strategic priorities ensure a focus on growing our brands and meeting expectations around service and design, prioritising what matters most to guests and owners in a competitive marketplace, creating space for innovation as we invest in greater digitalisation, and operating in ways that nurture our people, communities and planet.

Hospitality is a unique industry, built upon a foundation of care with people at its heart, and IHG's purpose of providing True Hospitality for Good ensures that we not only look after those with whom we interact, but also make a positive difference to our communities and the world around us. Embedded within the organisation, our purpose, culture and strategy, is a clear understanding of the environmental, social and governance agenda. Our actions in this regard – captured through our 2030 Journey to Tomorrow responsible business plan – are key to meeting stakeholder expectations and our long-term growth. This commitment to operating inclusively with integrity and transparency is very much aligned to my own values and is something we must ensure runs deep throughout the business.

Through IHG's Colleague HeartBeat survey and other feedback forums, as well as the work of our designated Voice of the Employee Non-Executive Director, we can see that teams understand the strategic direction of the business and are engaged by the investments being made to build a stronger IHG. Feedback is carefully considered and steps are taken to address areas for improvement.

Clear priorities set for 2022 provided a focal point during a significant year for the business. The launch of IHG® One Rewards transformed loyalty for our guests and owners, powered by our new mobile app; our commercial agreement with Iberostar Hotels & Resorts added an 18th brand to our portfolio; and we made further progress against Journey to Tomorrow, including steps to reduce carbon emissions in our hotels and increasing the diversity of our corporate leadership. We know our owners also rely on IHG to help them run an efficient business, and in light of continued supply chain issues, labour shortages and cost pressures, we further strengthened operational and commercial support. This included close collaboration with the IHG Owners Association, as well as coming together at meetings where we can collectively listen and learn in the spirit of continued success and growth.

The role of the Board

Amid an ever-changing global landscape, strong governance is fundamental to the success of any business, as is the flexibility to adapt thinking and plans while still progressing toward longer-term targets and ambitions. The role of the Board has been to support and constructively challenge the Executive Committee around how we prioritise, manage risk, grow and generate future value.

The effectiveness of this approach could be seen in how we navigated significant challenges in the year. The war in Ukraine saw us cease operations in Russia, consistent with evolving UK, US and EU sanctions regimes. Our approach to cybersecurity risk management also continued to be a principal feature on the Board's agenda, and significant time was dedicated to assessing the response to the criminal unauthorised access to our technology systems in September. This response has included further review of our security measures.

The Board has continued to evolve, with Patrick Cescau retiring in August, having served as Chair since 2013. We wish him a happy retirement and thank him for his invaluable contribution, and extend the same gratitude to both Jill McDonald and Ian Dyson, who also retired from the Board after nine years. During the year, we welcomed Byron Grote as Non-Executive Director, and following a review of Board Committee responsibilities, Byron takes up the position of Chair of the Audit Committee, with Graham Allan becoming Chair of the Responsible Business Committee and Arthur De Haast joining the Audit Committee.

Furthermore, Paul Edgecliffe-Johnson announced he will be stepping down from the Board and his role as Chief Financial Officer (CFO) and Group Head of Strategy in March 2023, after 19 years of service. Replacing Paul as CFO and on the Board on 20 March 2023 is Michael Glover, who has demonstrated his breadth of financial knowledge, global expertise and commitment to our purpose and values in his 18 years at IHG. Strong succession planning has been a hallmark of the business for many years and will remain a priority for the Board to ensure we have a breadth of skills, experience and backgrounds to navigate an evolving landscape.

Shareholder returns

Following a strong financial performance this year, I am pleased to announce the Board is recommending a final dividend of 94.5 cents per ordinary share, an increase of 10% on the final dividend for 2021. An interim dividend of 43.9 cents was paid in October 2022, taking the total dividend for the year to 138.4 cents, representing an increase of 61% on 2021 (as no interim dividend was paid in the prior year). An additional $500m was also returned to shareholders through a share buyback programme (completed in January 2023), taking total returns to more than $14bn since 2003. The Board expects IHG's business model to continue its strong long-term track record of generating substantial capacity to enable our investment plans that drive growth, to fund a sustainably growing ordinary dividend and to return surplus capital to our shareholders, with a new $750m share buyback programme having been announced for 2023.

Looking ahead, we must remain alive to potential macroeconomic challenges, but our industry's future is a bright one, driven by factors such as a growing global economy, an expanding middle class and increasing demand for branded hotels – all of which will contribute to an expected one in three new jobs over the next decade coming from leisure and tourism. With strong leadership, talented people and a clear strategy, we will continue to focus on leveraging a well-invested and expanding enterprise to drive performance and growth.

It has been a pleasure getting to know so many colleagues and seeing the dedication, talent and commitment of our hotel and corporate teams. I would like to thank everyone for a warm welcome, as well as our hotel owners and investors for their continued confidence in IHG.

Deanna Oppenheimer
Non-Executive Chair

Chief Executive Officer's review



Keith Barr Chief Executive Officer

Key highlights in 2022

269
Hotels opened
(291 in 2021)

467
Hotels signed
(437 in 2021)

51%
Of total openings were for
our Holiday Inn® Brand Family

20%
Of our pipeline now
represented by Luxury
& Lifestyle brands

>10%
Proportion of pipeline
contributed by the six brands
added since 2017 (excluding
Iberostar Beachfront Resorts)

18
Iberostar Beachfront Resorts
becomes IHG's 18th brand

12.2m
Loyalty members added
year-on-year since launch
of IHG One Rewards

58%
The proportion of digital
bookings made with a mobile
device following the launch
of the new IHG app

In what was my 30th year at IHG – and my fifth as CEO – I will remember 2022 as one of significant achievements delivered by our extraordinary colleagues around the world. Supported by the strength of our brands and enterprise platform, we saw RevPAR move closer to pre-pandemic levels, passed the milestone of 6,000 open hotels, and continued the transformation of our business to further enhance our offer for guests, owners and colleagues.

People continue to prioritise travel, with consumer surveys indicating travel to be among the most resilient of discretionary spending areas, even with inflationary pressure. Leisure has led the way, with business travel and group activity improving steadily. Across our major markets, demand returned quickly with the lifting of Covid-19 restrictions, and we saw strong average daily rate growth as the year progressed. By Q4, RevPAR versus 2019 in the Americas was +9%, EMEAA was +8.8% and, reflecting stringent control measures that impacted people's ability to travel, Greater China was -42.1%. That said, whenever restrictions have eased in Greater China, demand has returned strongly, and we see positive signs for 2023 as the region reopens.

The strength and scale of our brands and wider enterprise platform continues to allow us to capture demand for our hotels and drive revenue, which, coupled with disciplined cost management, supports profit growth. Operating profit of $628m improved from $494m in 2021. Operating profit from reportable segments rose 55% to $828m. Fee margin was also ahead of 2021 and 2019, and we have been able to grow the dividend for shareholders and carry out a $500m share buyback programme.

Continued strong owner appetite for our brands saw 269 properties open in 2022, contributing to adjusted net system size growth of 4.3%. This was achieved despite global supply chain and construction pressures, and restrictions constraining development activity in Greater China. The signing of 467 hotels took our global pipeline to 1,859, which is 31% of today's system size.

We can be proud of this performance, which was achieved while responding to the ongoing impact of the pandemic, especially in Greater China, and other challenges. In response to the war in Ukraine, we ceased all operations in Russia, alongside supporting our humanitarian charity partners and hotels in providing shelter to those affected.

Furthermore, IHG's technology systems were subject to unauthorised criminal access in September – a constant threat that we and many companies must remain alive to in today's world. In response, we activated recovery plans, and our teams and external specialists worked to support owners, hotels and guests.

Strategic progress

While our industry must adapt to an evolving macroeconomic environment, its long-term growth fundamentals remain unchanged, including people's desire to travel, a growing population and rising wealth in emerging markets. Oxford Economics expects global hotel room nights consumed to be back above 2019 levels by 2024 and to grow at a CAGR of +6% from 2022 through to 2032. Our strategy enables us to capitalise on this demand, with this year's achievements illustrating our ability to strengthen returns and enhance our culture, operations and reputation with key stakeholders.

Our established brands remain a powerful growth engine, illustrated by our Holiday Inn Brand Family generating half of hotel openings in 2022. Cost-effective designs, service or food and beverage concepts were launched for Holiday Inn®, InterContinental® Hotels & Resorts, Hotel Indigo® and EVEN® Hotels, while our ongoing progress following our 2021 quality review will see two-thirds of the Americas Holiday Inn estate and three-quarters of the Crowne Plaza® Hotels & Resorts estate updated by 2025. We also celebrated Kimpton® Hotels & Restaurants' first opening in Australia, 18 openings for Hotel Indigo, and won World Travel Awards for Holiday Inn, InterContinental and voco™ hotels.

Momentum continued to build behind our newer brands, too, with the six we have added since 2017 (excluding Iberostar Beachfront Resorts) already contributing more than 10% of our total pipeline. In the Americas, we opened our first Atwell Suites™ properties and our first avid® hotels property in Canada. Our voco brand recently achieved the milestone of 100 opened and signed hotels, and Vignette™ Collection secured its first 17 properties by the end of 2022. Highlights for our luxury brands included the reopening of the flagship Regent® Hotels Hong Kong and eight amazing resorts signed for Six Senses® Hotels Resorts & Spas.

Our strategy in recent years to build on our position in Luxury & Lifestyle has seen IHG transform its offer in a segment with high fee income and excellent growth prospects. Luxury & Lifestyle brands now represent 13% of our system size and 20% of our total pipeline, which is approaching twice the size it was five years ago.

Further evolving our portfolio, in 2022 we announced a long-term commercial agreement with Iberostar Hotels & Resorts to strengthen our presence in resort and all-inclusive destinations. Adding up to 70 properties to IHG's system under the Iberostar Beachfront Resorts brand, the agreement is testament to how the transformation of IHG in recent years has enhanced our reputation as a valued partner. This brand sits in a newly created Exclusive Partners category, where we continue to explore further new opportunities to drive additional system growth.

Transforming loyalty

Key to the success of our brands is the investment in the enterprise platform that supports them, with this year's transformation of our loyalty programme at the forefront of our customer centric approach. Providing industry-leading value, richer benefits and greater choice for members to enhance their stays, our new IHG One Rewards programme added 12.2m loyalty members in 2022, and increased loyalty contribution and guest satisfaction. It also won multiple awards, including Best Hotel Loyalty Enhancement for 2022 from The Points Guy and Best Hotel Rewards Program from Global Traveler. Supporting it in driving demand was our biggest global marketing campaign in more than a decade, Guest How You Guest, which used our refreshed IHG Hotels & Resorts masterbrand to showcase our portfolio across TV, social media, cities and airports, and helped increase awareness and brand favourability measures.

Also powering IHG One Rewards was our new next-generation mobile app, which is at the heart of a transformed booking journey across our digital channels. Revenue driven by our mobile app for the Americas and EMEAA regions is at 30% higher levels than 2019 and mobile devices now account for 58% of all digital bookings. The app illustrates how our digital-first approach is creating richer experiences for guests, while producing cost efficiencies, maximising revenue opportunities, and delivering data and insights for owners. Another example is increased use of artificial intelligence in our reservation and customer care centres, which is helping handle calls more efficiently, improving guest satisfaction and freeing up busy on-property teams.

Whatever we are working on as a business, we are focused on reducing the cost to build, open and operate our hotels, collaborating with our owners and the IHG Owners Association.

In 2022, this included new or enhanced procurement programmes, streamlined housekeeping models and evolved brand standards to help mitigate inflation. Supporting the industry on a broader scale, important progress was also made alongside governments and trade bodies in addressing labour shortages, rising costs and travel restrictions.

Growing responsibly

As we strengthen the business, it's important we do so responsibly and sustainably for our people, communities and planet. In 2022, we developed innovative ways to reduce waste, plastic, energy and water usage in our hotels, including introducing new brand standards and a bespoke tool to reduce energy and costs. We were also there for our communities, responding to natural disasters and delivering thousands of volunteer acts of service through our Giving for Good month. Bringing our plans to life are our people, and we made progress on our commitment to increase the diversity of our corporate leadership and rolled out a new learning and development platform and training to support people in growing their careers. Maintaining an inclusive, engaging culture is fundamental to our success, so I was proud to see IHG once again recognised as a Kincentric Global Best Employer.

The critical investments we've made are holistically driving our growth as a business, not simply our net system size, but everything we need to successfully operate and grow our brands around the world, including how we grow responsibly and retain and attract talent. We are a stronger, more resilient business today than we've ever been, and I'm confident our strategy will guide us towards an even brighter future for owners, guests and colleagues.

I would like to thank the Board for its support on multiple fronts, with special recognition of Patrick Cescau for his leadership for the past decade as Chair, and Deanna for a smooth transition into the role. On behalf of the Executive Committee, I would also like to thank our colleagues for showing the world just what True Hospitality for Good means to us all at IHG, as well as our owners for their partnership and commitment to providing wonderful guest experiences as we look to drive success together.



Keith Barr
Chief Executive Officer

Industry overview

We operate in an industry with high growth potential, underpinned by strong long-term fundamentals.

The global hotel industry continued to demonstrate a high degree of resilience through the macroeconomic uncertainties of 2022. As we move into 2023, the capacity for long-term structural growth is clear.

The $550 billion hotel industry has compelling structural growth drivers, underpinned by factors including the inherent need and desire to travel for business and leisure purposes, population growth, and an expanding middle class in emerging markets with increasing disposable income. Spend on travel continues to be among the most resilient of discretionary areas for consumers, while demand for business travel remains robust, with hotels adapting to support flexible working trends in the post-Covid-19 environment. Though there are uncertainties within the wider economic outlook, a number of tailwinds may also persist through 2023, including the continued progress in returning to pre-Covid-19 levels of demand for group travel, as well as the ongoing reopening and recovery of several major international markets, such as Greater China and Japan.

In what is a relatively fragmented sector, with 55% of rooms affiliated with a global or regional chain, competitor pressures in the branded space remain intense as all major players pursue growth strategies through a combination of organic growth, partnering arrangements and acquisitions. Branded hotel penetration has steadily increased as a long-term trend, with this expected to continue to grow as consumers look to trusted brands to meet their evolving expectations, particularly when it comes to state-of-the-art technology and the skills, scale and resources required to provide guests with enjoyable, effective and sustainable stays.

While there have been short-term challenges impacting the completion and opening of new-build hotels, driven by supply chain and contractor constraints, financing availability, and lingering Covid-19 restrictions in certain markets, there remains a long-term need for new hotel supply to satisfy the demand drivers listed above. Global hotel room net new supply increased at a CAGR of 2.0% over the 10 years from 2012 to 2022, with forecasts indicating a similar rate into the future.

Cost remains a significant barrier to building a scale position in the global hotel industry, whether that's due to investment to build and maintain the properties, to establish strong loyalty programmes and technology platforms, or to develop and market leading brands. Hotel owners affiliated with a major global brand and enterprise system also tend to generate higher returns.

The hotel industry is cyclical: long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macroeconomic environment. At a local level, political, economic and other factors such as terrorism, oil market conditions, hurricanes and the ongoing pandemic response can also impact demand and supply.

Shorter-term economic challenges may therefore become more of a factor in 2023, and health-related travel restrictions could recur, which would lead to the volatility in demand seen in recent years. However, the attractive industry fundamentals that led to the sector outpacing global economic growth in 18 out of 23 years between 2000 and 2022 are anticipated to be fully restored in the longer term. For example, STR data shows that US industry RevPAR has already returned to 2019 levels during 2022 on a nominal basis, and STR's forecasts are for both occupancy and real ADR to exceed 2019 levels by 2025.

As a global business, with a footprint in over 100 countries, operating in the midst of change and uncertainty is something IHG is very used to and continues to be one of our greatest strengths. Our strategy of developing a strong brand portfolio and an industry-leading loyalty programme, together with our fee-based income streams and prevalent midscale positioning, means we remain resilient through varying economic cycles.

The hotel industry has attractive tailwinds...

US disposable personal income grew on average by

1.5%

per annum between 2000 and 2022

Source: Federal Reserve Economic Data (FRED)

Globally, middle income consumers spent

$44tn

in 2020, with this expected to increase to

$62tn

by 2030

Source: The Brookings Institution

Global hotel room net new supply grew

2%

per annum between 2012 and 2022

Source: STR

with significant barriers to entry...

The top five hotel groups[a] have increased their market share
Share of top five branded hotel groups as % of global rooms supply



2022	**24.4%**
2021	24.3%
2020	23.9%
2019	23.9%
2018	23.4%
2017	22.5%

[a] Includes IHG, Marriott International, Inc., Hilton Worldwide Holdings Inc., Wyndham Hotels & Resorts Inc., Accor S.A.

Source: STR

With share expected to further expand
Branded share of global industry supply and share of global industry active pipeline



55% — Branded share of global room supply
1.5x
80% — Branded share of global active pipeline

Source: STR

Consumers value loyalty membership, which requires a large-scale enterprise to deliver

74%
Of consumers are more likely to recommend brands with good loyalty programmes

Source: Bond, in partnership with Visa

78%
Of loyalty members have a redemption goal for the programme

Source: Bond, in partnership with Visa

and a track record of growth

Industry RevPAR has shown resilience and recovery post-Covid-19
US Industry RevPAR growth, indexed to 2019



Source: STR

Global industry RevPAR ($)
RevPAR movements are illustrative of lodging demand



2022	**73.9**
2021	50.7
2020	33.7
2019	79.7
2018	79.4
2017	76.8

Source: STR

Global rooms supply (m rooms)
Supply growth reflects the attractiveness of the hotel industry



2022	**20.6**
2021	20.1
2020	19.7
2019	19.5
2018	19.0
2017	18.5

Source: STR

Branded hotel business models
There are two principal business models:

- A fee-based, asset-light model:
  - Franchised: owned and operated by parties distinct from the brand, who pay fees to the hotel company for use of its brand.
  - Managed: operated by a party distinct from the hotel owner. The owner pays management fees and, if the hotel uses a third-party brand name, fees to that third-party, too.

- An owner-operated, asset-heavy model:
  - Owned: operated and branded by the owner who benefits from all the income.
  - Leased: similar to owned, except the owner-operator does not have outright ownership of the hotel but leases it from the ultimate owner.

Asset-heavy models generate returns on the real estate and centralise control over operations. Asset-light models typically enable faster growth and generate higher returns. This model tends to present lower risk to fluctuations in the economy.

Our business model

We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners. While we will continue to have a weighting towards Essentials, our pipeline shows an increasing proportion of growth in the Premium and Luxury & Lifestyle segments, as well as a more even geographical spread.

Total system size

911,627
rooms

Total development pipeline

281,468
rooms

Composition of rooms

Composition of rooms



- ■ Franchised*
- ■ Managed
- ■ Owned, leased and managed lease

- ■ Americas
- ■ EMEAA
- ■ Greater China

- ■ Luxury & Lifestyle
- ■ Premium
- ■ Essentials
- ■ Suites
- ■ Exclusive Partners

* Includes Iberostar Beachfront Resorts, which joined IHG's system and pipeline as part of a long-term commercial agreement.

The growth of our business relies on two fundamental growth drivers: revenue per available room (RevPAR) and increasing the number of rooms in our system. RevPAR indicates the value guests ascribe to a given hotel, brand or market, and grows when they stay more often or pay higher rates. Room supply reflects how attractive the hotel industry is as an investment from an owner's perspective.

To drive growth, we have a portfolio of 18 brands across more than 100 countries in the Luxury & Lifestyle, Premium, Essentials, Suites and Exclusive Partners categories. Supported by a leading loyalty programme and powerful technology, our brands meet clear guest needs and generate strong returns for our owners, which in turn attracts further hotel investment and grows our system size.

IHG is an asset-light business and our focus is on growing fee revenues and fee margins, which we can do with limited capital requirements. This enables us to grow and invest in our business while generating high returns on invested capital and strong cash flow.

We generally franchise or manage hotels, with the decision largely driven by market maturity, owner preference and, in certain cases, the particular brand. Hotels in the Essentials category tend to be franchised, while Luxury & Lifestyle hotels are predominantly managed.

Our broad geographic spread and weighting towards essential business and domestic leisure travel has driven comparative resilience during times of economic downturn. Though this continues to be a core component of our business, we have made excellent progress in expanding our presence in the Luxury & Lifestyle segment, which generally generates higher fees per room. This category is currently 13% of IHG's system size, though comprises 20% of the future growth pipeline.

> Our asset-light business model means we do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures. That being said, IHG and our franchise hotels are committed to delivering a consistent brand experience, conducting business responsibly and sustainably so that we deliver our purpose of providing True Hospitality for Good.

How we generate revenue

Franchised hotels
We receive a fixed percentage of rooms revenue when a guest stays at one of our hotels. This is our fee revenue.

Managed hotels
From our managed hotels, we generate revenue through a fixed percentage of the total hotel revenue and a proportion of hotel profit.

Exclusive partners
We receive marketing, distribution, technology and other fees for providing access to our enterprise platform.





Guests   Hotel

IHG fee revenue

System Fund

Hotel owner

Franchised
RevPAR
X
Rooms
X
Royalty rate

Managed
Fixed % of total hotel revenue as a management fee and typically a share of hotel gross operating profit after deduction of management fees

Exclusive partners
Fee streams similar to our asset-light model

Owned, leased and managed lease hotels
For hotels which we own or lease, we record the entire revenue and profit of the hotel in our financial statements.
Our owned, leased and managed lease hotels have reduced from over 180 hotels 20 years ago to 16 hotels at 31 December 2022.

System Fund
IHG manages a System Fund for the benefit of hotels within the IHG system and their third-party owners, who pay contributions into it. This includes a marketing and reservation assessment and a loyalty assessment.

The System Fund also benefits from proceeds from the sale of IHG One Rewards points under third-party co-branding arrangements.

Given the significant scale of the System Fund, IHG can make substantial investments in marketing brands, creating a leading loyalty programme and powerful technology, including revenue management systems, thereby strengthening the IHG enterprise.

Third-party hotel owners pay:

Fees to IHG in relation to the licensing of our brands and, if applicable, hotel management services.

Assessments and contributions that are collected by IHG for specific use within the System Fund.

IHG revenue from reportable segments[a]

2022: $1,843 million

Revenue attributable to IHG comprises:

- Fee business revenue from reportable segments:
  - Franchise fees
  - Management fees
  - Commercial agreement fees
  - Central revenue (principally technology fee income)
- All revenue from owned, leased and managed lease hotels

 See page 84 for more information.

System Fund revenues

2022: $1,217 million

The System Fund is not managed to a profit or loss for IHG over the longer term, but for the benefit of hotels in the IHG system, and comprises:

- Assessments and contributions paid by hotels
- Revenue recognised on consumption of IHG One Rewards loyalty points

 See page 68 for more information.

[a] Excludes System Fund and hotel cost reimbursements.

Our business model continued

How we drive operating profit

Our asset-light business model requires a limited increase in IHG's own operating expenditure to support our revenue growth, which delivers operating profit and fee margin growth.

The benefit of operational efficiencies, along with brands and markets becoming more mature, has supported fee margin expansion on average by over 130bps a year between 2009-2019.

For franchised hotels, the flow through of revenue to operating profit is higher than it is at managed hotels, given our well-invested scale platform where limited resources are required to support the addition of an incremental hotel. This is most evident in our Americas region, where fee margins are the highest, reflecting our scale and over 90% of our hotels operating under our franchised model.

Across our managed hotels, the flow through of revenue to profit can be lower, given higher operating expenditure on operations teams supporting the hotel network.

Fee margin[a] by region

Americas



FY 2022	84.3%
FY 2021	82.2%
FY 2020	70.7%
FY 2019	77.7%

EMEAA



FY 2022	52.7%
FY 2021	21.5%
FY 2020	-17.9%
FY 2019	58.6%

Greater China



FY 2022	26.4%
FY 2021	47.3%
FY 2020	45.5%
FY 2019	54.1%

Total IHG



FY 2022	56.2%
FY 2021	49.6%
FY 2020	34.1%
FY 2019	54.1%

[a] Fee margin excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group's captive insurance company and is stated at AER.

Our owned, leased and managed lease hotels tend to have significantly lower margins than our fee business. This is because we not only record the entire revenue of the hotel, but also the entire cost base, which includes staff and maintenance of the hotel.

Capital allocation and dividend policy

Consistent uses of cash

Our priorities for the uses of cash are consistent with previous years and comprise three pillars:

Shareholder returns (2003-22) ($bn)
Source of returns



Asset disposals	Operational cash flows	Total
7.8	6.5	14.3

1
Invest in the business to drive growth
We look to strategically drive growth, while maintaining strict control on investments and our day-to-day capital expenditures.

2
Target sustainable growth in the ordinary dividend
IHG has a dividend policy where we would look to grow the ordinary dividend each year, while balancing all our stakeholder interests and ensuring our long-term success.

3
Return surplus funds to shareholders
The Group has a strong track record of returning surplus cash to shareholders. Since 2003, including the ordinary dividend, the Group has returned $14.3bn.

[a] Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 85 to 88 and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 232.

Capital expenditure

Spend incurred by IHG can be summarised as follows:

Type	What is it?	Recent examples
Maintenance capital expenditure and key money	Maintenance capital expenditure is devoted to the maintenance of our systems and corporate offices, along with our owned, leased and managed lease hotels. Key money is expenditure used to access strategic opportunities, particularly in high-quality and sought-after locations, when returns are financially and/or strategically attractive.	Examples of maintenance spend include investment in corporate technology and software, as well as office refurbishment and maintenance. Across our owned, leased, and managed lease hotels we invest in refurbishment of public spaces and guestrooms. Examples of key money include investments to secure representation for our brands in prime locations.
Recyclable investments to drive the growth of our brands and our expansion in priority markets	Recyclable investments are capital used to acquire real estate or investment through joint ventures or equity capital. This expenditure is strategic to help build brand presence. We would look to divest these investments at an appropriate time and reinvest the proceeds across the business.	Examples of recyclable investments in prior years include our EVEN® Hotels brand, where we used our capital to develop three hotel properties in the US to showcase the concept. These hotels were subsequently sold and now operate under a franchise agreement.
System Fund capital investments for strategic investment to drive growth at hotel level	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.	We continue to invest in a range of upgraded technology solutions, including the ongoing development of IHG's mobile app and IHG One Rewards Loyalty evolution.

Dividend policy and shareholder returns

The Board consistently reviews the Group's approach to capital allocation and seeks to maintain an efficient balance sheet and investment-grade credit rating. IHG has an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks. The ordinary dividend paid to shareholders increased at an 11% CAGR between 2004 and 2019.

Our asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. When reviewing dividend recommendations, the Board looks to ensure that any recommendation does not harm the sustainable success of the Company and that there are sufficient distributable reserves to pay any recommended dividend. The Board assesses the Group's ability to pay a dividend bearing in mind its responsibilities to its stakeholders and its objective of maintaining an investment-grade credit rating. One of the measures we use to monitor this is net debt:adjusted EBITDA and we aim for a ratio of 2.5-3.0x.

In February 2022, IHG announced that ordinary dividend payments would resume with an 85.9¢ proposed final dividend in respect of 2021. This reflected 2021's improved trading as the business continued to recover from the pandemic, strong cash flow, and significant reduction in net debt. The proposal was subsequently approved at the AGM and paid to shareholders on 17 May 2022.

In August 2022, IHG announced the resumption of the interim dividend, with a proposed payment of 43.9¢ per share, representing growth of 10% on the 39.9¢ interim dividend paid in 2019. This was paid to shareholders on 6 October 2022. In addition to the interim dividend, a $500m share buyback programme was also announced. This commenced on 9 August 2022 and completed on 31 January 2023.

The Board is proposing a final dividend of 94.5¢ in respect of 2022, which is consistent with the 10% growth of the reintroduced interim dividend on the prior interim payment in 2019. The proposed total dividend for the year is therefore 138.4¢. Further, the Board have announced a share buyback programme to return an additional $750m of surplus capital in 2023.

Trends shaping our industry

There is no question that the pandemic has had an unprecedented impact across travel and tourism, however, the last few years have reminded us of the power and resilience of our industry. In 2022, we saw the resurgence in travel continue – with guests looking to reconnect with their friends, families and colleagues both domestically and internationally.

Many markets returned to 2019 performance levels in terms of rates and occupancy, as strong leisure demand and the ongoing return of business and group travel continued around the world, helped by the easing of travel restrictions through the year.

With travel bouncing back, we've seen some trends become established, such as a shift to more sustainable operations and the continued integration of digital functionality into all aspects of the guest journey. As hotel brands and owners adapt to these shifts alongside positioning themselves to capture growing guest demand, they must also carefully navigate a global background of economic pressures and higher inflation, and the knock-on impact of the pandemic on critical areas such as labour and supply chains.

1



Travel's continued recovery

2



Sustainability gaining increasing importance

3



Evolving guest expectations

2022 was a reminder that people love to travel for both leisure and business, and as demand returned, RevPAR was ahead of pre-pandemic levels in many markets. As we look ahead, we expect to see further momentum around travel's recovery, with sustained demand for leisure travel and further pick-up in international travel, as well as business and group demand. Inflationary pressures in most economies globally will likely mean that consumers will continue to pay closer attention to their spending. However, a recent survey by STR indicated that more than 80% of consumers plan to travel the same or more in 2023 than last year, underlining the resilience of travel spend.

As travel continues to chart its path to full recovery, the industry must navigate additional challenges such as labour shortages and geopolitical concerns. For hotel owners, this will mean remaining agile and alert to address concerns around staffing, higher construction costs, energy costs, interest rates and potential supply chain disruptions.

Looking longer term, projections from the World Travel & Tourism Council (WTTC) point to a strong decade of growth, with the travel and tourism sector on track to create an additional 126 million jobs by 2032 and outpace the growth of the overall economy during this time.

Our responses include:
- Capturing strong demand for our brands, with Global RevPAR close to 2019 levels, including ADR 8% ahead
- Continuing to invest behind our global marketing campaign Guest How You Guest
- Enhancing our global procurement offer, working closely with the IHG Owners Association and our teams to anticipate owners' needs and find more ways to leverage central purchasing and provide cost-effective solutions

 See pages 2 to 7, and 39, for more information.

Guests are increasingly expressing a desire to travel more sustainably. A recent study by the WTTC found that nearly 60% of travellers have chosen sustainable options within the past few years, while other research shows that guests' buying decisions are shifting as a result: 71% of Americans stated that they would pay more to lower the carbon footprint of their vacation, and 33% would be prepared to pay up to $250 more, according to a survey from The Vacationer. In addition, business customers are increasingly requesting information about sustainable accommodation and meeting options to help make progress against their own targets. A recent Global Business Travel Association survey showed that 88% of the global business travel sector views addressing climate change as the top priority area for action.

As environmental concerns continue to grow, guests are likely to be more selective in choosing companies that prioritise environmentally sustainable practices, a fact outlined in Skift's 2022 Traveller survey, with 30% of travellers stating that they would go as far as making sustainable decisions at the cost of their own convenience. With stakeholders increasingly expecting businesses to operate and grow responsibly, the onus is on travel companies to respond to shifting stakeholder values and expectations and drive positive change through their products and experiences. This ambition will be challenging to implement given the proliferation of the asset-light model across the industry, and will require branded players to work with hotel owners of assets to drive positive change.

Our responses include:
- A 3.4% absolute reduction in carbon emissions compared with 2019 baseline level from our franchised, managed, owned and leased hotels
- Launching new tools, training and brand standards to support hotels and owners with improving energy efficiency
- Helped secure tax credits in the US for hotel energy efficiency measures

 See pages 35 to 37, and 57, for more information.

 See our Responsible Business Report (RBR) **www.ihgplc.com/responsible-business/reporting**

The experience of the pandemic has altered the way that we live, work and travel. Flexibility is at the centre of new working behaviours, and there is increasing evidence that the remote working trend has led to new travel accommodation demand called 'bleisure', where business and leisure trips are combined into longer stays. A 2022 study commissioned by IHG indicated that 60% of US travellers plan to add leisure days to future business trips. At the same time, the rising 'digital nomad' trend – people who embrace a location-independent, technology enabled lifestyle – could drive an increasing number of people to travel all year round, with around 16 million workers in the US describing themselves as digital nomads.

The pandemic has accelerated the role of technology in our lives, including our use of mobile devices, and this is set to continue with developments in technologies such as 5G and the internet of things (IoT). A recent study by Oracle Hospitality and Skift shows that 71% of guests want to use their mobile device to manage their hotel experience, demonstrating the importance of technology and digitalisation across all aspects of the guest journey.

Alongside new tech demands, in the near term, we expect to see a growing demand for luxury experiences. Recent research by Kantar Insight and Altiant reveals that 'experiential luxury', including luxury hotels, is one of the top categories for increased luxury spending in 2023, driven by pent-up demand and high savings.

Our responses include:
- Incorporating functional workspaces into guestrooms across new design prototypes, such as H5 for Holiday Inn, which also features a refreshed lobby to help encourage collaboration
- Launching next-generation IHG mobile app to give our guests more personal choice and unlock benefits of our transformed IHG One Rewards loyalty programme
- Transforming our brand portfolio to become one of the world's leading players in Luxury & Lifestyle

 See pages 6 and 7, and 20 to 27, for more information.

A portfolio of brands for all occasions

Our strategic focus on having a diverse and attractive selection of distinct brands that meet the needs of a range of guests and owners has helped us transform our portfolio and grow our estate, which now stands at more than 6,000 hotels globally.

Alongside enhancing our established brands, we've added seven new ones in the past five years to rapidly expand our offer in every segment – further strengthening our industry-leading presence in midscale, growing our Suites collection, enhancing our resort and all-inclusive offer, and building an attractive Luxury & Lifestyle portfolio.

The brands we have added since 2017 already represent more than 10% of our pipeline, and our Luxury & Lifestyle portfolio now stands at 13% of our system size and 20% of our pipeline, reflecting our progress in diversifying and increasing our exposure to high fee income segments.

To drive growth across our portfolio, we've made key investments in our enterprise, including a transformed IHG One Rewards loyalty programme and a powerful IHG Hotels & Resorts masterbrand that together are growing awareness of our brands.

To help guests intuitively choose the right one for them, we have Luxury & Lifestyle, Premium, Essentials and Suites collections, and this year added a new Exclusive Partners category, following the addition of the resort and all-inclusive brand Iberostar Beachfront Resorts through a new long-term commercial agreement.






CROWNE PLAZA







MASTERBRAND AND LOYALTY





LUXURY & LIFESTYLE



SIX SENSES
19 open
38 pipeline

REGENT
9 open
10 pipeline

InterContinental
HOTELS & RESORTS
207 open
90 pipeline

VIGNETTE
COLLECTION
3 open
7 pipeline

KIMPTON®
HOTELS & RESTAURANTS
76 open
41 pipeline

HOTEL INDIGO®
143 open
119 pipeline

PREMIUM



VOCO™
45 open
39 pipeline

HUALUXE
HOTELS AND RESORTS
華邑酒店及度假村®
21 open
21 pipeline

CROWNE PLAZA®
HOTELS & RESORTS
403 open
111 pipeline

EVEN HOTELS
22 open
31 pipeline

ESSENTIALS

Holiday Inn Express®
3,091 open
617 pipeline



Holiday Inn
1,198 open
229 pipeline

avid™
59 open
145 pipeline

SUITES

ATWELL SUITES™
2 open
30 pipeline

STAYBRIDGE SUITES
314 open
162 pipeline

Holiday Inn Club Vacations®
28 open
1 pipeline

CANDLEWOOD SUITES
368 open
124 pipeline

EXCLUSIVE PARTNERS



IBEROSTAR
BEACHFRONT RESORTS
33 open
15 pipeline

IHG system size includes 123 other and unbranded hotels, of which eight will be re-branded to voco and two will be re-branded to Vignette Collection.

IHG pipeline includes 29 other and unbranded hotels, of which six will be branded as voco and five will be branded as Vignette Collection.

Our strategy

The strategic investments we have made in recent years have been critical in driving business performance, strengthening our enterprise and enhancing the appeal of our brands to owners and guests as we focus on growing in high-value markets and segments.

How we measure growth and success has evolved in many ways – not only net rooms growth, which remains vital, but also the growth of our brand portfolio, loyalty programme, guest satisfaction and market share, as well as how we grow responsibly and in ways that develop and attract great talent.

Reflecting this, in 2022 we evolved our ambition to be about the growth of our enterprise in its broadest sense, driven by strategic investment in the four priority areas set out in our strategy. Over the long term, with disciplined execution, this approach supports sustained growth in cash flows and profits, which can be reinvested in our business and returned to shareholders.

Our strategic priorities and the behaviours that drive them have been designed to put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. They recognise the crucial role of a sophisticated, well-invested digital approach, and ensure we meet our growing responsibility to care for and invest in our people, and to make a positive difference to our communities and planet.

Our plans and their execution reflect all we have learnt in recent years navigating an industry recovery from the Covid-19 pandemic and keeping pace with evolving trends and social and economic factors. They are also inspired and informed by our purpose of providing True Hospitality for Good, which is underpinned by our commitment to a culture of operating and growing in a responsible, ethical and inclusive manner. This sets the tone for how we do business, enabling us to focus on creating value for all stakeholders as we build an even stronger IHG.

See how the Board considered strategic and operational matters on page 100 and 101.

See pages 40 to 43 for more about Our Culture.

OUR PURPOSE

True Hospitality for Good

OUR AMBITION

To deliver industry-leading growth in our scale, enterprise platform and performance, doing so sustainably for all stakeholders, including our hotel owners, guests and society as a whole.

OUR STRATEGY

To use our scale and expertise to create the exceptional guest experiences and owner returns needed to grow our brands in the industry's most valuable markets and segments. Delivered through a culture that retains and attracts the best people and embraces opportunities to positively impact the world around us.

PRIORITIES


Build loved and trusted brands


Customer centric in all we do


Create digital advantage


Care for our people, communities and planet

BEHAVIOURS


Move fast


Solutions focused


Think return


Build one team

Strategic overview

Build loved and trusted brands



We have transformed our portfolio of trusted brands in recent years to offer guests more choice and drive greater returns for owners. That work continued apace in 2022, as we added the resort and all-inclusive brand Iberostar Beachfront Resorts to our portfolio, further enhanced our established brands and continued to scale up our newer ones, with our IHG Hotels & Resorts masterbrand sharpening the perception of our brands.

 See pages 20 to 21.

269
Hotels opened in 2022

Customer centric in all we do



Recognising the power of listening closely to our guests and owners, we are focused on providing tailored services and solutions that meet evolving expectations.

This year we've invested significantly in key elements of the stay experience, transformed our loyalty offer with IHG One Rewards and continued to deliver solutions that drive demand for our owners and more efficient ways of operating their hotels.

 See pages 22 to 25.

27%
Rise in loyalty enrolment year-on-year since launch of IHG One Rewards

Create digital advantage



Our digital-first approach is helping our customers stay connected and in control, and in 2022 we found more sophisticated, targeted ways to transform the guest experience and ensure our hotels operate ever more efficiently to manage demand and drive performance. Highlights included the launch of our new IHG mobile app and a transformed booking journey across our channels.

 See pages 26 to 27.

58%
Of all digital bookings now driven by mobile

Care for our people, communities and planet


People

Our people are at the heart of our success, bringing our plans to life, creating deeper connections with guests and showing the world what True Hospitality for Good means to us all at IHG.

This year, we took further steps to empower them to do their best work by enhancing our diverse and inclusive culture, supporting their wellbeing, creating further opportunities for personal development and investing in our core technology and ways of working.

 See pages 29 to 33.

1,300
Members of our employee resource groups, which help foster diversity and inclusion

Communities

We are proud to be at the heart of thousands of communities, and in 2022 we built on what we have been doing in recent years to deliver lasting, positive change by providing support to those who need it most through skills training, being there in times of natural disaster and helping those facing food poverty.

 See pages 33 to 34.

>100,000
People around the globe positively impacted through Giving for Good month

Planet

Knowing we must take decisive, practical action to reduce our environmental impact for the benefit of our planet and the long-term success of our business, we continued working closely with our hotel owners and specialist partners to find innovative ways to reduce carbon emissions, waste and water usage across our global estate.

 See pages 35 to 37.

850
Tonnes of plastic expected to be saved in the Americas region annually through our bathroom bulk amenity contracts

Our strategy continued



PRIORITY:

Build loved and trusted brands

2022 at a glance

Surpassed

6,000
Open hotels globally

1,859
Pipeline hotels, equivalent to 31% of today's system size

~33%
Of openings were conversions (excluding Iberostar Beachfront Resorts)

>40%
Of global pipeline under construction

13%
Of system size made up of Luxury & Lifestyle brands, along with 20% of pipeline

17
Properties secured for Vignette Collection since launch in 2021

Iberostar Beachfront Resorts becomes IHG's

18th
brand

Brand refreshes for Holiday Inn, InterContinental, Hotel Indigo and EVEN Hotels

Holiday Inn voted World's Leading Budget Hotel Brand

We build love and trust for our brands by investing in an attractive portfolio that aims to consistently meet guest expectations for outstanding quality and experiences, and represents a leading choice for owners through a commitment to industry outperformance, effective hotel lifecycle management and strong returns.

Central to our growth strategy is developing a well-rounded collection of brands to meet the needs of a range of guests and owners. Adding seven brands in the past five years, we have transformed our portfolio, expanding our midscale offer, strengthening our Luxury & Lifestyle capabilities, providing a greater choice of resort locations and all-inclusive stays, and enhancing our ability to seal conversion deals. Alongside this, we have invested significantly in the quality, design, service and technology of our established brands, allowing us to keep pace with evolving consumer trends, build further trust with guests and increase owner returns.

We now have 18 brands grouped into five distinct collections to showcase the breadth of our offer, which leverage the power of our IHG Hotels & Resorts masterbrand and transformed IHG One Rewards loyalty programme to collectively enhance their performance, perception and growth.

What we achieved in 2022

We opened 269 hotels during 2022 to surpass 6,000 globally, including our 600th in Greater China, while adding 467 hotels to our global pipeline. Our Essentials brands remain a powerful growth engine, with our Holiday Inn Brand Family generating half of hotel openings globally, illustrating its enduring appeal.

Important work this year included investment in our existing estate, with Holiday Inn, InterContinental, Hotel Indigo and EVEN Hotels all undergoing design, service or food and beverage refreshes to appeal to a new generation of guests. In its 70th anniversary year, Holiday Inn demonstrated why it remains so trusted by being voted Leading Budget Hotel Brand at the 2022 World Travel Awards. Ongoing progress following our 2021 quality review will see two-thirds of the Americas Holiday Inn estate and three-quarters of the Crowne Plaza estate updated by 2025. Recently renovated hotels are showing strong performance metrics across occupancy, room rate, revenue market share and guest satisfaction scores, enhancing the reputation, consistency and growth prospects of these two powerful brands.

Strong progress has continued with our newer brands, too, with the six we've added since 2017 (excluding Iberostar Beachfront Resorts) already contributing more than 10% of our pipeline. We saw avid hotels reach 59 open properties, including its first in Canada, and opened our first two Atwell Suites hotels, alongside growing its pipeline to 30.

Work continues in accelerating our growth and performance in Luxury & Lifestyle. Underlining our progress, we celebrated more than 110 openings and signings in 2022, including a Six Senses hotel in the Bahamas and a Vignette Collection hotel in Thailand. Several halo hotels showcasing key brand elements were also secured, including the opening of the flagship Regent Hong Kong and the signing of iconic Regent properties in Shanghai and Cannes, and Kimpton's first resort hotel in Europe. Hotel Indigo achieved 18 openings in the year to reach 143 properties across more than 20 countries, while Kimpton's global expansion continued, including the brand's first hotel in Australia and a second in Greater China.

Our Luxury & Lifestyle pipeline now stands at 20% of our total global pipeline, which is approaching twice the size it was five years earlier, and we are investing in the capabilities, people and tailored strategies required to drive performance and growth.

Our strategic focus on accelerating conversion deals around the world has also continued to gain traction. Conversions represented around a quarter of signings and a third of openings in the year (excluding Iberostar Beachfront Resorts), thanks to a broader suite of brands to choose from than ever before and growing owner demand for access to our revenue-generating systems, marketing and loyalty programme.



voco Orchard, Singapore



Hotel Indigo Vienna – Naschmarkt

Our Luxury & Lifestyle conversion brand Vignette Collection has secured 17 properties since launch in 2021, and our upscale conversion brand voco recently achieved the milestone of 100 open and pipeline hotels and is achieving top satisfaction scores versus competing brands. The brand was also voted the World's Leading Premium Hotel Brand at the 2022 World Travel Awards.

Supporting our growth ambitions, in November 2022, IHG signed a long-term commercial agreement with Iberostar Hotels & Resorts for resort and all-inclusive hotels in the Caribbean, Americas, Southern Europe and North Africa. This agreement adds up to 70 hotels to our estate, with the first 33 properties going live on ihg.com by the end of December 2022, and is expected to boost our global system size by up to 3%. With the Iberostar Beachfront Resorts brand becoming the 18th in our portfolio, the agreement significantly increases our footprint in resort and all-inclusive hotels – a high-growth market segment where there is clear demand from guests and IHG One Rewards members. It joins IHG's system under a new Exclusive Partners category in our brand portfolio, where we will explore further new opportunities to drive additional system growth and high-quality fee streams.

What's to come

Having strategically rounded out our portfolio to broaden its appeal to guests, alongside continued investment in our established brands, we have built a pipeline of more than 1,800 hotels, representing 31% of today's system size. This, together with the investments in our entire enterprise, lays the foundations for continued net system size growth in the years ahead.

Supporting this, we will continue to focus on the quality and consistency of our estate. This includes evolving key aspects of the design, service and operations of our Essentials brands to help assert their competitive advantage, including launching a new flagship breakfast for Holiday Inn in the Americas. A brand refresh for Holiday Inn Express® in Greater China will also help support its continued expansion in the region, where the brand has grown from 42 to 278 hotels in the past nine years.

Alongside the scaling up of our home-grown Essentials and Suites brands, including avid hotels and Atwell Suites, we will continue to drive growth in Luxury & Lifestyle, with openings in 2023 including the reopening of Carlton Cannes as a Regent following a two-year redevelopment. This will be a flagship property within a new generation of Regent hotels and resorts that will help drive growth across Europe.

With the new Iberostar Beachfront Resorts brand enhancing our all-inclusive capabilities, we will drive our competitive advantage by continuing to embed it in our systems and showcasing the breadth of our portfolio across our channels.

Our strategy continued

PRIORITY:

Customer centric in all we do



2022 at a glance

Transformed loyalty programme with IHG One Rewards, adding

12.2m new members



Launched Guest How You Guest, our biggest marketing campaign in over a decade



Heightened focus on owner cost to build, open and operate our hotels



Enhanced food and beverage offer for guests



~4,100

Hotels now participate in Americas F&B purchasing programme to reduce costs



Supported owners through collaboration with governments and trade bodies



Increased guest choice by adding Exclusive Partner Iberostar Beachfront Resorts





Our success depends on going the extra mile for our customers – keeping guests and owners at the heart of everything we do to meet evolving expectations and providing the right support at the right time. This mindset helps us to create unrivalled service, greater choice and personalised experiences for our guests, and compelling investment opportunities, fast and effective solutions and stronger returns for our owners.

From transforming our loyalty offer to major marketing investments, richer guest experiences, revenue-enhancing solutions and an agile procurement offer, we are focused on delivering the things that matter most to ensure IHG and our brands stand out as a preferred choice in the market.

What we achieved in 2022

As our guests embark on a new era of travel, we launched a transformed loyalty offer in 2022 with IHG One Rewards providing more ways to earn and redeem points alongside richer, more tailored experiences. Our loyalty programme is critical to our business and future growth, with members responsible for more than half of all room nights globally and typically spending 20% more in our hotels than non-members.

Since launching IHG One Rewards, more than 12 million new members have been welcomed to the programme, with enhanced rewards including free breakfast for Diamond Elite members and the ability for guests to choose the rewards that matter to them most through the introduction of Milestone Rewards. The programme has gained notable industry recognition, including Best Hotel Rewards Program at the Global Traveler 2022 Awards. Helping deepen guest relationships and drive more business to our hotels, we have teamed up with major sporting events and music festivals to enable IHG One Rewards members to redeem points in exchange for unique experiences. We have also further strengthened our partnership with Mr & Mrs Smith by increasing the number of properties available and expanding the benefits to our IHG One Rewards members.

We continue to focus on enhancing all critical aspects of the guest experience. Recognising the role food and beverage plays in guest satisfaction, we have delivered new high-quality, cost-effective solutions across many of our brands, and we continue to modernise guestroom and public space designs, such as H5 for Holiday Inn, an efficient new prototype, which has been

developed for the same build cost as our previous H4 design. We have also made key digital enhancements to enrich the guest experience, including the launch of our next-generation mobile app, which is playing a central role in a transformed customer booking journey across our channels (see pages 26 and 27 to find out more).

For corporate guests, we are supporting organisations in how they are bringing their teams together to connect in today's world, incorporating seamless booking, hybrid solutions and customisable perks. In 2022, IHG was recognised at the Stella Awards for the second consecutive year with a gold medal for Best Hotel Chain for providing an exceptional meetings experience.

For our hotel owners, we remain focused on providing the operational and commercial support they need to strengthen performance and capture demand. Our investment in IHG One Rewards is playing an important role, with loyalty contribution increasing following launch and returning to 2019 levels by the end of 2022. Enrolments were up 27% year-on-year and Reward Night bookings were 16% ahead of 2019. Launched in phases to minimise impact on hotel teams, with training for thousands of colleagues to bring it to life, the new programme's many benefits are being delivered by our new mobile app, which is driving loyalty engagement and direct bookings.

Underpinned by our loyalty programme, our IHG Hotels & Resort masterbrand marketing approach is helping to showcase the breadth of our offer to consumers in fresh and engaging ways. Our global Guest How You Guest campaign is our biggest in more than a decade, telling the world how we have a brand for every traveller in every market and using data to target key demographics. In addition, a new Demand Sensing Forecast model launched in 2022 helps our owners and hotel teams maximise revenue opportunities by using data and analytics such as web searches and airline bookings to forecast local transient demand. The model is now available for all hotels globally.

Underpinning all our work with owners is a heightened focus on the cost to build, open and operate our hotels, and we are focused on enhancing every aspect of the hotel lifecycle. This includes more efficient design prototypes for new-builds and renovations, and procurement solutions to speed up new openings. Recognising that some markets face specific challenges in getting building projects off the ground, we are providing tailored solutions to boost development. In Greater China, we have connected owners to specialist financiers for them to provide a Supply Chain Financing Programme that offers deferred payment plans for hotel building materials. In Japan, Australasia and the Pacific, our first Hotel Procurement Service pilots for construction and refurbishment are helping owners achieve





“Underpinning all our work with owners is a heightened focus on the cost to build, open and operate our hotels.

CONCIERGE

Holiday Inn Ho Tram Beach, Vietnam

Our strategy continued
Customer centric in all we do continued

savings of 11% to 35% on goods and services during hotel build and opening phases of their projects.

We are also helping control energy costs through negotiating fixed rates, while around 4,100 hotels in the Americas region now participate in our F&B purchasing programme, with nearly 20% growth in the number of hotels joining in the US alone. This programme supports menu optimisation, helping owners mitigate inflationary pressures and achieve absolute savings.

We also continue to take steps to streamline operations while maintaining great guest experiences, including removing or relaxing some brand standards, and introducing a new housekeeping model to free up teams. To ensure we are doing all we can to strengthen owner returns in an environment of high inflation, we also launched a Think Owner Return global e-learning series for corporate colleagues during the year.

Recruiting and retaining talent to meet rising demand remains a challenge across the industry, so we are taking steps to reduce pressure on busy hotel teams and enhance customer service. We have hired more than 2,700 people in our Reservations and Customer Care (RCC) teams to help handle sales and service interactions, answering them in an average time of 25 seconds. We are also implementing workforce management tools and processes in each of our regions, leveraging technology to help owners optimise staffing levels.

Focused on supporting our owners in as many ways as possible, we continue to collaborate with governments, peers and trade bodies on a range of industry issues, from easing labour shortages to maximising use of available tax incentives. A new development website delivered in the year is also providing prospective owners and investors with everything they need to work together as efficiently as possible from the first conversation on potential projects with IHG.

What's to come

To help ensure our IHG One Rewards loyalty programme continues to attract and retain more members through richer experiences and drive more direct bookings and repeat business for owners, we are focused on embedding a culture of loyalty in every hotel through further training and support. In addition, we will continue to optimise benefits and develop further programme enhancements, alongside a broader focus on delivering rich, relevant guest experiences and driving the commercial performance and growth of our brands.

Our focus on reducing the cost to build, open and operate our hotels remains, and we will continue to work closely with owners across all aspects of the hotel lifecycle. This includes delivering new low-cost hotel designs, speeding up renovations across our Americas estate, streamlining brand standards and providing more procurement solutions that allow owners to benefit from our scale.



Holiday Inn Ho Tram Beach, Vietnam

Why hotel owners choose to work with IHG

Hotel owners choose to work with IHG because of the trust they have in our brands and our track record in delivering strong returns.

Strength of brands
A portfolio of brands across industry segments, designed to drive owner returns

Global sales organisation
We have developed a global sales enterprise to drive higher-quality, lower-cost revenue to our hotels

Strong loyalty programme and enterprise contribution
77% of revenues delivered to hotels by IHG's enterprise

Sustainability tools and expertise
We have developed tools, training and programmes to support hotels and provide better data and insights to enable them to reduce their energy, waste and water consumption

Digital advantage
We have invested in our cloud-based IHG Concerto™ platform, including our Guest Reservation System, to better connect with guests and owners

Procurement
We use our scale to reduce costs for owners, with procurement programmes for hotel goods, services and construction

Investment in hotel lifecycle management and operations
We have invested in technology, systems and processes to support performance, increase efficiencies and drive returns for our owners

Our strategy continued



PRIORITY:

Create digital advantage

2022 at a glance

Launched next-generation mobile app

58%
Of all digital bookings are now made on our new mobile app

Commenced rollout of next-generation payments system

Redesigned brand websites as part of transformed booking journey

Introduction of 24/7 customer care text messaging service

20%
Of customer contacts shifted to digital channels, reducing pressure on hotel teams

---

We continue to invest significantly in our technology platforms, identifying and embedding solutions that create more seamless experiences for guests, unlock revenue opportunities for IHG and our owners, and support collaboration and the streamlining of processes within our teams.

In enhancing our digital capabilities, we are gaining access to deeper insights and increasing our ability to connect with guests across our platforms to raise awareness of our brands, while simplifying operations and strengthening performance for owners.

From forecasting demand to creating more personalised stays, our use of data and analytics is providing key insights for our teams across the business, enabling them to seize opportunities to enhance the guest and owner experience. With many of our apps and platforms now cloud-based, the infrastructure is already in place to test, pilot and launch new hotel products and services at pace and scale, saving time and money.

What we achieved in 2022

This year we made important progress on multiple fronts, working closely with owners as demand increased in many markets. Launched in 2022, our next-generation mobile app is providing a richer customer experience, with streamlined booking that allows guests to check-in faster and powering IHG One Rewards to give members seamless access to their loyalty benefits, including the ability to choose and redeem Milestone Rewards. Other new features include filtering by room attributes and enriched maps functionality, while in the fourth quarter alone a further 60-plus enhancements were made to the booking process, supporting further increases in direct booking, loyalty engagement and incremental spend during stays.

With mobile our fastest-growing revenue channel, the app has driven revenue at 30% higher levels than 2019 in the Americas and EMEAA, and in recent months the further shift towards using mobile devices has seen it now account for 58% of all digital bookings.

Our new mobile app is part of a wider transformation of the booking experience, which includes simpler-to-navigate brand websites featuring new photo galleries, improved technology to boost traffic and easier-to-manage content platforms.

We have simplified room rates, focusing on consistency across channels to encourage direct bookings that drive lower-cost revenue to our owners, while redesigned web pages that combine rooms and rates choices have contributed to increases in booking conversion of up to one percentage point and revenue uplift of up to 3%. This new web experience has also driven around a 30% increase in web enrolments to our IHG One Rewards programme.

Linked to this work is the piloting of attribute pricing, where guests can seamlessly select add-ons and tailor their stays while, in parallel, owners generate maximum value from their hotel's unique attributes. Having already completed the detailed room inventory assessments, these pilots will be scaling across more of the estate in 2023.

Further supporting owners in the merchandising of extras, we launched the IHG Mobile Mall platform in Greater China, which provides guests easy access to package deals in full-service hotels.

Our technology continues to elevate customer service, with further progress being made through artificial intelligence (AI). This enabled our Reservations and Customer Care (RCC) teams to shift 20% of our customer contacts through digital channels by the end of 2022, compared with just 4% at the start of the year.

This is part of an approach to use a blend of agents and AI to quickly meet our guests' needs and engage with them on their preferred channels. During the year, we launched asynchronous messaging as a 24/7 service, where customers can elect to contact us through SMS and popular messaging applications and respond in their own time. We handled more than 250,000 interactions in 2022, with the service receiving the highest satisfaction scores of all our channels.

We have also developed a new Digital Concierge for web and mobile, which enables greater guest self-service and reduces the burden on hotels by diverting call traffic. This handled millions of conversations during the year, further assisting customers across our platforms.



Our powerful new mobile app is part of a wider transformation of the booking experience.

Our digital capabilities are enabling us to meet guest and owner expectations at a faster pace than ever before. To speed up hotel check-in and reduce fees for owners, we have launched our next-generation payments system in the US and Canada, which includes a broader range of secure payment options, including tap to pay.

What's to come

We will continue our progress in creating a more frictionless customer journey with further enhancements. This includes new mobile app features, easier digital enrolment in IHG One Rewards, an expanded Digital Concierge service, a more seamless connection to hotel wifi, and scaling up pilots to leverage our Guest Reservation System capability with selectable room attributes and stay enhancements. With the addition of Iberostar Beachfront Resorts, we will also be creating brand-new all-inclusive digital capabilities, and we expect to roll out our next-generation payments solution to the majority of our US and Canada hotels.

To further strengthen operations, we will expand our cloud-based technology to unlock new capabilities to enhance our operational systems, streamline access to applications and support us in utilising data throughout the customer journey. Work will also begin on a more flexible, user-friendly revenue management platform that will provide owners with clear insights on how best to optimise revenue to their properties.



Holiday Inn Queenstown Remarkables Park, New Zealand

Our strategy continued

PRIORITY:

Care for our people, communities and planet

2022 at a glance

86%

Overall employee engagement increased to 86% (+1% on 2021), placing IHG as a Global Best Employer by Kincentric

>57,000

Hours were collectively dedicated by colleagues in 2022 during IHG's Giving for Good month

3.4%

Reduction in our carbon emissions in 2022, compared with our 2019 baseline level

10

The number of relief efforts we responded to around the globe alongside our charity partners

Caring for our people, communities and planet has always been at the heart of how we work, but the nature of an ever-evolving social and environmental landscape means we continually explore how we can make a positive difference as we operate and grow.

The Board's Responsible Business Committee reviews IHG's responsible business objectives and strategy and advises the Board on our approach to diversity, equity & inclusion (DE&I), our impact on local communities, responsible procurement in our supply chain, programmes on human rights and modern slavery, our environmental impact, and our engagement with employees.

To guide our actions and drive progress, in 2021 we launched our 2030 Journey to Tomorrow plan, a series of ambitious commitments to create positive change for our people, communities and planet, aligned to our purpose of True Hospitality for Good and to the UN Sustainable Development Goals.

We know the actions we take around the environment, our people and society are closely followed by our investors and other stakeholders and are therefore critical to our reputation and growth, and we have focused our efforts on the areas where we feel we can make the greatest impact. Reflecting the changing world around us, each commitment is designed to ensure IHG grows responsibly and in ways that ensure travel has a beautiful future for everyone.

 See key matters discussed by the Board on page 100-101 and the Responsible Business Committee Report on pages 110 and 111.

 See our Responsible Business Report at **www.ihgplc.com/responsible-business/reporting**

Our 10-year responsible business plan

Our goal is to help shape the future of responsible travel together with those who stay, work and partner with us. We will support our people and make a positive difference to local communities, while preserving our planet's beauty and diversity... not just today but long into the future.



Champion a diverse culture where everyone can thrive



Improve the lives of 30 million people in our communities around the world



Reduce our energy use and carbon emissions in line with climate science



Pioneer the transformation to a minimal waste hospitality industry



Conserve water and help secure water access in those areas at greatest risk

EMPOWER OUR PEOPLE TO HELP SHAPE THE FUTURE OF RESPONSIBLE TRAVEL

People

Champion a diverse culture where everyone can thrive



Our 2030 commitments
- Drive gender balance and a doubling of under-represented groups across our leadership
- Cultivate an inclusive culture for our colleagues, owners and suppliers
- Support all colleagues to prioritise their wellbeing and the wellbeing of others
- Drive respect for and advance human rights

Our people are fundamental to IHG achieving its purpose and strategic goals. IHG's business model means that we do not employ all colleagues. We directly employ individuals in our corporate offices, reservation centres, and managed, owned, leased and managed lease hotels. However, not all individuals in managed, owned, leased and managed lease hotels are directly employed, and we do not employ any individuals in franchised hotels (nor do we control their day-to-day operations, policies or procedures).

What we achieved in 2022

People engagement
We have several forums available for employees to share their thoughts, including employee resource groups (ERGs), a designated Non-Executive Director for workforce engagement and our employee engagement survey, known as Colleague HeartBeat, which allows people to express their views on key aspects of working at IHG.

In our 2022 survey, our overall employee engagement stood at 86%, a 1% improvement on last year, which once again saw IHG accredited as a Kincentric Global Best Employer. The survey highlighted areas that we can strengthen further, including enabling infrastructure and technology, a continued focus on rapid and high-quality decision making, plus ensuring that inclusion remains a key focus for the business. Actions taken during 2022 on talent and staffing saw a significant improvement in scores in these particular areas. These areas will remain a priority for 2023.

Developing and retaining talent
To achieve our ambitions, we know we need to develop and retain a diverse and talented workforce, which involves creating an open and inclusive culture that promotes career development and equal opportunity, and this year we developed more tools and resources we need as individuals and as a business to be successful. Our growth as individuals and as a company is encapsulated in our employee brand. Celebrating the inclusive culture we create at IHG, it incorporates our promise to support employees on every step of their career journey by giving them Room to Belong, Room to Grow and Room to Make a Difference. To support this, in 2022 we launched Room to Grow Week, a series of events and resources to champion personal and professional development.

We also ensure our people managers are well-equipped to support our performance and development processes through offering simplified resources and delivering masterclasses to bring our processes and practices to life. As part of our continued focus on developing talent, managers have continued to hold quarterly check-ins with employees to support them in achieving their professional goals, helping them connect their own role and purpose with the overall vision for IHG.

Our strategy continued
Care for our people, communities and planet continued

IHG's reward strategy aims to attract, retain, motivate and engage top talent. It is supported by a robust governance approach that ensures our reward and recognition practices are fair and consistent across our employee and colleague population, regardless of gender and other aspects of diversity, and there is alignment between the wider direct workforce and executive remuneration.

For our hotels, Journey to GM (our new General Manager talent acceleration programme) aims to provide a pipeline of talent that both matches our growth ambitions and fulfils the aspirations of our employees wishing to build long and successful careers at IHG. In its first year, we saw 10 Journey to GM participants move into their first General Manager role across our EMEAA and Americas regions. We also continued to develop our hotel talent management system to provide us with greater insights into the talent we have and the critical gaps we need to fill.

Investing in our HR technology and learning and development
In 2022, we invested in our core HR and learning technology platforms and our learning offer. These areas are critical to creating the engaging, high-performance culture we champion at IHG, each providing the tools and resources we need to be successful. Delivering a more streamlined, intuitive user experience for employees and colleagues, our HR system features self-service capabilities to enable line managers to initiate a range of core HR transactions themselves. The new platform also provides an end-to-end onboarding experience and consolidates HR support into one easy-to-navigate portal.

Our new learning platform will provide our corporate offices, company-managed and franchise hotels with access to flexible training in a way that enables people to address specific needs and personalise their learning experience to strengthen opportunities for career development and growth.

See more about our workplace environment on page 41 and wider workforce considerations on pages 114, 117, 123 and 124.

Attracting talent
To address the challenges the industry is facing in attracting talent, we have invested in our careers website, refreshed our employer brand and marketing materials, and increased social and paid media activity to improve visibility of vacancies. This has resulted in more than 80,000 visits per month to the careers website, and a significant rise in applications across job platforms. We have continued to embed inclusive hiring practices throughout the recruitment process to attract people from a wide range of backgrounds. We have strengthened our recruitment materials, such as translating our interview guides into more languages, and integrated our franchise job portal into WeChat in Greater China to reach new talent.

To support the growth of Luxury & Lifestyle brands, we have set up a team dedicated to attracting and developing GMs within the segment and launched a recruitment campaign showcasing the great career opportunities on offer across our brands.

Recognising the importance of attracting and developing talent whatever their backgrounds, circumstances or abilities, we are working with organisations across our regions to diversify our early careers pipeline, from Historically Black Colleges and Universities in the US and the Leonard Cheshire Disability charity in the UK to special education schools in Asia. To find out more, see our Communities section on pages 33 and 34.

Wellbeing
In March 2022, we launched myWellbeing – a framework to support employees across a range of important areas, including their health, lifestyle and workplace. The myWellbeing suite of resources, which includes an employee wellbeing handbook, wellbeing guidelines for people managers and financial education materials, has been designed to provide a holistic wellbeing offering, which employees can access quickly and easily.

During the year, we established regular touchpoints to encourage employees to take care of their mental health. We marked World Mental Health Day with global webinars and a video series, while Focus Fridays encourage employees to avoid scheduling standing meetings to allow undisturbed time to focus on the week ahead.

With the world shifting to hybrid working, we took further steps to create more flexible workspaces that support employees in adopting a balance of remote and office working and the delivery of IHG's priorities.

In December 2022, we moved into our new Global Headquarters in Windsor in the UK – a modern, creative and sociable working environment equipped with the latest technology to bring employees together at the right time and help them get the most out of their days in the office. We also refurbished our Americas headquarters in Atlanta in the US to create a more inviting environment for employees to connect and collaborate.



IHG celebrated LGBTQ+ Pride Month in Atlanta, US.

Diversity, equity & inclusion (DE&I)

A cornerstone of our culture is our passion and commitment to DE&I. It's not just crucial to who we are, but also to how we work together and grow our business, and to the sense of belonging colleagues feel at IHG and the freedom to be themselves.

Our commitment starts at the top, but we know we can't have a one-size-fits-all approach when it comes to DE&I as the focus of each of our markets is unique. Our six regional DE&I councils – connected to our Global DE&I Board – are chaired by an increasingly diverse leadership to prioritise local agendas and focus on what makes the biggest difference to the people around them.

Every member of IHG's Executive Committee (EC) has a DE&I-focused goal. Together with their leadership teams, they review talent with a specific focus on diversity. For instance, in the UK, we have formed a steering group comprising EC, Human Resources (HR) and Employee Resource Group (ERG) representatives to educate leaders on ethnic diversity and creating a more inclusive workplace, alongside action plans to drive change.

Our commitment is emphasised throughout our global hiring guidelines and initiatives and is backed up by our Global Diversity, Equity, Inclusion & Equal Opportunities Policy, with our work in this area revolving around a DE&I framework spanning three core areas: creating an inclusive and inspiring culture for all our people, driving gender balance globally and addressing under-representation in our leadership.

Creating an inclusive and inspiring culture for all our people

At IHG, inclusion means creating a culture that truly values having colleagues from a wide variety of backgrounds and provides them with a positive and welcoming environment in which they can thrive.

Having already rolled out conscious inclusion training for GMs and corporate colleagues in key markets in 2021, this year we built on this foundation by extending the programme to frontline hotel colleagues.

Our ERGs are central to the conversations we have around DE&I within the business and are continuing to grow, supporting diverse employees and their allies and driving change. We now have 1,300 members and allies in 24 chapters worldwide, which represent a broad demographic of employees including race and ethnicity (Somos US, Path US, BERG US, EMbrace Europe, IMEA), gender (Lean In – global), LGBTQ+ (Out and Open, US and UK), disabilities (DAWN US and UK), generational diversity (BBX US, HYPE Greater China, US, SEAK and UK), Veterans (Serve US) and virtual workers (Fave US).

Our ERGs also play a leading role in bringing leaders and employees together to deepen their understanding of the value of inclusion at regular touchpoints throughout the year by organising activities around globally recognised DE&I celebrations, including International Women's Day, International Day of Persons with Disabilities and Pride Month.

Employee listening sessions and insights from our inclusion index are also among the ways we are keeping track of our progress and identifying areas where we need to keep improving. The index showed that nine out of 10 employees feel IHG has an inclusive culture.

We were proud to be recognised as a Best Place to Work for LGBTQ+ and Equality in the Human Rights Campaign's Corporate Equality Index in the US for the eighth year in a row, as well as in Mexico for the first time. Reflecting the inclusive culture we work hard to create within the business, we saw our internal efforts in the LGBTQ+ space extend into the communities in which we operate when we sponsored Pride in London's 50th anniversary, became members of Pride Connection in Mexico and Latin America, and continued to be a valued sponsor of Atlanta Pride in the US.

Our DE&I Policy

IHG is committed to promoting a culture of inclusion where everyone feels safe, respected and valued. Our policy applies to anyone who is directly employed by IHG and colleagues who work in managed hotels. Below is a summary of our commitments:

- Actively support diversity and inclusion to ensure that all our employees are valued and treated with dignity and respect.
- Strive continually to provide people with a working environment that is free from racism, harassment and discrimination.
- Foster an environment where our employees can work together to maintain an inclusive working approach where everyone's unique contribution is valued.
- Ensure that all decisions affecting an employee's employment are made fairly and are based on an individual's ability and performance.

- Provide all employees with the opportunity to join our Employee Resource Groups.
- Provide employees with disabilities the appropriate support where reasonable and practicable to do so and in accordance with local requirements.
- Ensure our recruitment, development and reward practices, and our approach to working arrangements, are designed to attract, develop and retain diverse talent.
- Work to educate our employees about the benefits that diversity and inclusion brings to our business and support interventions that improve diversity and inclusion in our places of work.
- Ensure all employees are aware of this policy and complete any relevant training in relation to diversity and inclusion.
- Ensure our customers experience an inclusive welcome and stay provided by our employees.

IHG's Global DE&I Board, chaired by our CEO, and regional DE&I councils feature representatives from across our Company who offer a breadth of experience from different cultures, industries and organisations. They work with stakeholders to ensure we continue to honour our DE&I commitments and strive for best practice.

It is our policy to comply with international, national and local regulatory requirements and, where required, any affirmative action as stipulated by local laws. We set measurable objectives for achieving diversity and inclusion for IHG, and we review our progress against them each year.

See our DE&I Policy at
www.ihgplc.com/responsible-business

Our strategy continued
Care for our people, communities and planet continued

Driving gender balance globally

We have made significant progress towards achieving gender balance at IHG over the past decade and regularly feature in the Top 20 of the FTSE female leaders list. Globally, 34% of our leaders working at Vice President level and above are female, and we are one of the few large global businesses to have a gender-balanced all-employee population, of which 58% is female.

As part of our commitment to achieving gender balance in our corporate and hotel leadership teams by 2030, we are focusing on how we attract more women into functions that have been historically less gender balanced, such as Commercial & Technology, Operations and Development. We are also identifying and removing potential barriers to increase the number of female GMs across our estate, including through our global network of Lean In circles, which empower our female colleagues to realise their ambitions by supporting one another through small peer groups that meet regularly.

We want all women at IHG to be able to consider opportunities that encourage career growth, and which help them fulfil their potential. To that end our Flexible Working Policy encourages corporate employees to organise their time in the best way for them and IHG. We are proudly sharing the success stories of those it is helping to prosper at work, while hotel colleagues are also benefiting through initiatives like myFlex in Australia, where they can work across any hotels in the country's managed estate. Underlining our

commitment to help all parents and carers in our teams find the right work/life balance, we have market-specific family policies and continue to evaluate them to ensure they support our people to be at their best.

Addressing under-representation in our leadership

We are committed to having leaders who represent the truly diverse global nature of our business and drive our commitment to DE&I in all our markets.

Today, 21% of our global leaders are ethnically diverse, representing 20 nationalities. We want to increase the ethnic diversity of leaders across our markets and have set clear targets in the US and UK – where we have our largest populations of corporate colleagues. Our aim is to increase ethnic minority leadership representation in the US where we are at 20% in 2022 to 26% by 2025, and in the UK where we are at 6% with the aim of getting to 20% by 2027.

To help us achieve this, we are developing action plans and initiatives supported by a range of stakeholders, including our Americas and Europe regional DE&I councils, and several ERGs.

In the Americas, we evolved our Ascend programme to nurture not only Black leadership talent but also multiracial leaders, so a wider pool of talent can acquire the skills they need to take on more senior positions. Our successful Rise programme, which is focused on increasing the number of women in GM and other senior positions in our managed hotels, saw another 90 employees graduate.

In the UK, we ran cross-organisational programmes for manager-level employees with The Network of Networks (TNON), a DE&I partnership that has delivered our Ethnic Minority Manager programme, while non-manager level employees enrolled on the Women in Hospitality, Travel and Leisure (WiHTL) Ethnic Future Leader Programme. With 30 of IHG's leaders acting as sponsors across both programmes, we were proud to see all 10 employees on the TNON programme graduate and engage in their career-planning conversations, while participants on the WiHTL programme are expected to graduate in March 2023, with one of them invited to join the WiHTL board.

As at 31 December 2022	Male	Female	Total
Directors	7	6	13
Executive Committee	7	3	10
Executive Committee direct reports	34	25	59
Senior managers (including subsidiary directors)	69	29	98
All employees (whose costs were borne by the Group or the System Fund)	5,405	7,494	12,899

Supplier diversity

In 2022, we continued to focus on driving inclusion in our US supply chain in support of the People and Community pillars of Journey to Tomorrow. We introduced Engaging Partnerships through Inclusion and Collaboration (EPIC), our Supplier Diversity Programme, at the 2022 Americas Investors & Leadership Conference. We also recognised our diverse suppliers and our 'EPIC Allies' – suppliers with a verifiable Supplier Diversity Programme who are working with us to identify diverse suppliers in their respective supply chains. In 2022, IHG gained exposure to more diverse business entities and saw our qualified diverse spending double in the US since 2021. In 2023, we intend to expand this programme to the UK.



Intercontinental Lusaka, Zambia

Human rights and modern slavery

An integral part of our global commitment to responsible business is respecting human rights in accordance with internationally recognised standards. We understand the importance of human rights in relation to our colleagues, guests and communities and we encourage those with whom we do business – including our suppliers, owners and franchisees – to prevent, mitigate and address adverse impacts on human rights, including modern slavery.

We seek to advance human rights through our business activities and by working together with others to identify challenges and effective solutions.

Key focus areas in 2022 included: the launch of minimum core requirements related to responsible labour practices for IHG-owned, leased and managed hotels, focusing on responsible recruitment and onboarding, staff accommodation, worker voice, and the use of recruitment agencies and third-party labour suppliers, with the aim to support the implementation of IHG's Human Rights Policy at hotel level. Furthermore, we conducted a labour market assessment in the UK, continued to address findings of our previous risk assessment work, progressed our supply chain risk assessment work and our approach to human rights supplier due diligence.

IHG is a member of the United Nations Global Compact (UNGC) and is committed to alignment of IHG's operations, culture, and strategies with the UNGC's 10 universally accepted principles in relation to human rights, environment and anti-corruption.

 See our Modern Slavery Statement at **www.ihgplc.com/modernslavery**



Junior achievement IHG First Look events, London, UK

Communities



Improve the lives of 30 million people in our communities around the world

Our 2030 commitments
- Drive economic and social change through skills training and innovation
- Support our communities when natural disasters strike
- Collaborate to aid those facing food poverty

We aim to ensure we make a real and sustainable difference in our communities through meaningful partnerships and leveraging our skills and resources to help others.

We have pledged to improve the lives of 30 million people through skills training, being there in times of natural disaster and fighting food poverty. We do this not only through direct funding and working in partnership with expert organisations, but also through our employees and colleagues who share their time, skills and passion to address the social needs within their communities. We support the efforts of corporate employees by providing two days of paid volunteer leave annually to work with charities close to their hearts.

As our activity increases, it is important that we measure our contribution and ensure we continue to focus on areas where we can make the biggest difference. We do this as members of Business for Societal Impact (B4SI), which sets the global standard for managing corporate community investment.

What we achieved in 2022

Skills training and innovation

Since 2004, IHG Academy has been inspiring rewarding careers in travel and tourism. In 2022, more than 7,400 people gained valuable employment and life skills through work experience, internships and apprenticeships alongside some of the world's best hoteliers. After expanding the programme last year to include IHG Skills Academy, a best-in-class virtual learning platform that provides free online education, this year we have built on this offer by translating some of our core learning modules into eight additional languages to make the IHG Skills Academy a truly global resource.

Our strategy continued
Care for our people, communities and planet continued



Sustainability classes at local schools, Six Senses Ninh Van Bay, Vietnam



>380,000
Acts of volunteer service have been provided by colleagues since 2018 through Giving for Good month



We're also supporting social and economic change through partnerships with charities and Non-Governmental Organisations (NGOs), such as US non-profit Jobs for America's Graduates (JAG), which helps students historically impacted by discrimination, poverty and other barriers to graduate and secure work.

Extending our support to thousands of people being displaced in countries such as Afghanistan and Ukraine, we've also teamed up with the Tent Partnership for Refugees to train and hire refugees in the US over the next three years, which includes providing access to our IHG Skills Academy.

Giving for Good month
As some markets remained restricted by the pandemic during 2022, we didn't reintroduce hotel targets around Giving for Good activities this year. However, through corporate colleagues and those hotels able to participate, we still managed to collectively dedicate more than 57,000 hours to making a positive difference to the lives of over 100,000 people globally.

We're proud to be at the heart of thousands of communities, and since 2018, corporate employees and hotel colleagues around the world have provided more than 380,000 acts of volunteer service.

Supporting our communities when disasters strike
We have a proud record of being there for our communities in times of need, and with our support needed more than ever before, we work closely with a range of humanitarian aid partners around the world to assist in their critical relief and recovery efforts.

In 2022, we supported 10 relief efforts, working with our long-term partners such the International Federation of Red Cross and Red Crescent Societies (IFRC). Alongside our annual donations to support its work on multiple fronts, we assisted the American Red Cross in its recovery efforts following the destruction caused in the US and eastern Canada by Hurricane Fiona and Hurricane Ian.

We also proudly celebrated 10 years of working with CARE International, during which time we have provided support across all our key focus areas – responding to disasters, supplying aid to those facing food poverty and providing educational support. Our grants support the NGO to work with local organisations across more than 100 countries to provide a lifeline to vulnerable people in times of need.

We also activated the IHG Colleague Disaster Relief Assistance Fund to help colleagues impacted by natural disasters across the globe, including those affected by severe tropical storm Paeng in the Philippines.

Collaborating to aid those facing food poverty
Our support of the Global FoodBanking Network contributes to its food bank and food provision charities in 47 countries. In addition to the support we give through our direct food bank partnerships, we are helping to support society's most vulnerable in the fight to achieve global food security. This includes working closely with key organisations, such as No Kid Hungry in the US and OzHarvest in Australia – a food rescue NGO that diverts leftover food from our hotels to those in need within our local communities. This year we extended our partnership to support the newly launched VietHarvest in Vietnam and JapanHarvest in Japan.

We also expanded the number of hotels using the food recovery app Goodr, which uses technology to make it quick and simple to pick up excess and expiring food from hotels and restaurants and donate it to local non-profit organisations.

Planet

With hotels in more than 100 countries and ambitious growth plans for our brands, it is important to us that we operate sustainably and help preserve our planet for all generations to travel and explore.

So that we continue to create more sustainable guest stays and support our hotels in reducing carbon emissions, managing waste, and conserving and preserving natural resources, we are working with our hotel owners, suppliers, industry peers and governments.

 See our TCFD, Responsible Business Committee Report and GHG emissions disclosures on pages 54 to 61, 110 and 111 and 237 to 239.

 See our Responsible Business Report at **www.ihgplc.com/responsible-business/reporting**

Energy and carbon

Reduce our energy use and carbon emissions in line with climate science

Our 2030 commitments
- Implement a 2030 science-based target that delivers 46% absolute reduction in carbon dioxide emissions from our franchised, managed, owned, leased and managed lease hotels
- Target 100% new-build hotels to operate at very low/zero carbon emissions by 2030
- Maximise/optimise the role of renewable energy

We recognise the importance of partnering with hotel owners and supporting them to not only generate profits but also decarbonise and futureproof their assets to protect the long-term value of their business. Working with our colleagues, owners and partners, we have a clear strategy for how we will deliver on our carbon reduction commitments while continuing to grow our estate, which covers three main areas: decarbonising our existing hotels; sourcing renewable energy; and developing new-build hotels that operate at very low or zero carbon.

We have set specific, measurable goals that drive sustainable operations, minimise carbon emissions and create business efficiencies. Our target has been validated by the Science Based Targets initiative (SBTi) as being consistent with climate science and the Paris Agreement to limit global temperature rise to 1.5°C above pre-industrial levels.

The challenges faced by our hotels in recovering from the pandemic and restoring growth have required careful navigation that recognises the pressures on our owners and teams. Despite this, we achieved a 3.4% reduction in our GHG emissions, compared with our 2019 baseline level.

What we achieved in 2022

To support our Journey to Tomorrow commitments, we undertook a review of our brand standards and have begun to incorporate a range of Energy Conservation Measures (ECMs). Existing hotels are now mandated to implement LED lighting and high-efficiency, low-flow aerated shower heads by the end of 2025. We have initially focused on ECMs that provide the most impact for the lowest cost, with paybacks of less than five years for owners.

Being part of IHG means hotel owners receive a range of support to empower them with the knowledge and resources they need to meet their energy reduction targets and go further where they can.

We are taking steps to help ensure the availability of incentives for sustainability measures that require greater investment with longer pay-back periods. This year, this included engaging directly with government officials in the US to help secure tax credits for commercial buildings that make their properties more energy efficient as part of the Inflation Reduction Act.

Every IHG hotel is given access to our IHG Green Engage™ system, our online environmental management platform, which helps hotel teams make greener choices, charts their progress, and measures, reports and manages their energy, water and waste. Another part of this strategy is to provide hotels with an automated data collection service which, at no additional cost to hotels, collects data from utility companies or hotels directly, which it then feeds directly into Green Engage.

In 2022, we rolled out the Hotel Energy Reduction Opportunities (HERO) toolkit to guide hotels on the most effective energy conservation measures for their specific building. The tool provides indicative capital costs, energy reductions and payback periods for each measure based on the hotel's facilities, climate and energy use.

We now supply all of our UK offices and managed hotel estate with a renewable electricity tariff, as well as our managed hotels in Germany and our Atlanta office and Design Center in the US.

We also continue to explore the delivery of a broader renewable energy programme that can be accessed by a wider range of our hotels. Our focus has initially been in the US, and this year we worked with a US community solar organisation to deliver our first Community Solar initiative in Maryland, which gives hotels access to renewable energy while delivering a fixed discount on electricity charges and Renewable Energy Credits so they can reduce the reported GHG emissions from their operations.



Holiday Inn & Suites Atlanta Perimeter – Dunwoody opened in 2021, complete with on-site photovoltaic solar panels to generate electricity and solar thermal panels for hot water, producing 15% of the hotel's energy use.

Our strategy continued
Care for our people, communities and planet continued

Requiring no capital expenditure, Community Solar also enables hoteliers to make clean energy claims on requests for proposals to bid for corporate bookings and we're now looking to extend the initiative to other US states, subject to demand and availability.

We are also focused on how IHG hotels of the future will support our carbon goals and accelerate the decarbonisation of our industry. In 2022, we worked with technical specialists to develop a future-proof definition of what a zero carbon building will look like in the years to come. We have begun to integrate the conclusions of our analysis into our design, development and construction processes and standards to help owners future-proof their assets. We are also analysing the operational carbon measures and cost impact requirements for our Holiday Inn Express brand in the US to meet our zero-carbon definition.

Waste



Pioneer the transformation to a minimal waste hospitality industry

Our 2030 commitments
- Eliminate single-use items, or move to reusable or recyclable alternatives across the guest stay
- Minimise food going to waste through a 'prevent, donate, divert' plan
- Collaborate to achieve circular solutions for major hotel commodity items

The world produces over 2 billion tonnes of waste annually – a figure expected to increase to 3.4 billion tonnes by 2050. Less than 20% of waste is recycled each year, with enormous quantities sent to landfill.

Our long-term aim is to achieve circularity, where resources can be recycled or reused on a large scale. This might include the incorporation of recycled content in the manufacturing of new products, or making sure items are put to good use elsewhere once they leave our hotels. We already have a system for evaluating the environmental credentials of our suppliers and make recommendations to our hotels where we can (see page 43 for the progress we're making on responsible procurement).

What we achieved in 2022

In 2019, IHG became the first hotel company to commit to replacing bathroom miniatures with full-size amenities across all brands – and we took this further in 2021 with a commitment to eliminate single-use items or move to reusable or recyclable alternatives across the guest stay by 2030.

Our progress continued in 2022 through the signing of a deal to secure bathroom bulk amenities contracts across more than 4,000 hotels. This is expected to reduce our annual plastic usage by an estimated 850 tonnes in the Americas region alone, while providing our hotels with cost savings. To support hotels further, we've commissioned experts from Travel Without Plastic to develop

a bespoke Single Use Items Toolkit in EMEAA that will provide our hotels with a best-practice approach to reducing, reusing, replacing and recycling common products. Building on this momentum, we reviewed and updated the sustainability credentials of our guest supplies, including items such as toothbrushes and razors.

When it comes to food waste, we are minimising the amount we send to landfill through a 'prevent, divert, donate' plan. To enable our brands and hotels to set goals, avoid waste and track their progress, we are collaborating with WWF, Greenview and our industry peers on the Hotel Waste Measurement Methodology to provide a common industry approach to collecting data and measuring and reporting waste.

To support hotels across our estate in adopting best practice for reducing food waste across their teams, we launched our global food waste training e-learning module in 13 languages for colleagues and made it part of the General Manager training programme.

Water



Conserve water and help secure water access in those areas at greatest risk

Our 2030 commitments
- Implement tools to reduce the water footprint of our hotels
- Mitigate water risk through stakeholder collaboration to deliver water stewardship at basin level
- Collaborate to ensure adequate water, sanitation and hygiene (WASH) conditions for our operating communities

Faced with the reality that the world's water resources are no longer sufficient to meet everyone's needs along with the increasing frequency of extreme weather and droughts, it's important that we understand which of our hotels are in high or very high areas of water stress, so that we can adapt our business strategy accordingly to better support these hotels and target water savings.



Holiday Inn Nairobi Two Rivers Mall

What we achieved in 2022

The steps we've taken in 2022 include using the World Resources Institute (WRI) Aqueduct Water Risk Atlas to map risk across all hotel locations. This has enabled us to create a baseline dataset on water risk, which will inform our future strategy and allows us to report in line with the Sustainability Accounting Standards Board (SASB) framework. This will provide us with the number of hotels located in areas of water scarcity, as well as taking into consideration key indicators – including risk of flooding, drought and water depletion – to provide us with an overall water risk score. Our ongoing assessment is being integrated into our overall risk management strategy, forms part of our work on TCFD and features in our analysis of both acute and chronic physical risks (see pages 54 to 61 for the full disclosure).

Despite hotel occupancy increasing as travel resumed in most markets following the pandemic, we reduced our absolute water footprint by 6.9% in 2022 compared with our 2019 baseline year. Recognising the challenge in achieving ongoing reductions in usage in future years, we have set our hotels a water reduction target, along with being required to report on their water usage through the Green Engage system.

In our four years as members of the Alliance for Water Stewardship (AWS), we have met our target to develop water stewardship action plans for six hotels, and as part of our Journey to Tomorrow strategy review, we appointed a leading sustainability consultancy to support us in the next stage of developing our water strategy. This includes targets to reduce our WASH impact and conserve water in areas at greatest risk.

We are currently conducting an assessment of current programmes and data, external drivers and peer analysis as we work on developing a Group-wide strategy for reducing our water usage across all of our hotels.

What's to come

People

As we build on our inclusive and high-performance culture, we are becoming a stronger business and will continue to develop the tools, resources and capabilities to support our people.

Our Global Learning strategy will continue to evolve, with this year's introduction of a new learning platform and programmes serving as the building blocks for the launch of our new IHG University in 2023. Tailored to distinct audiences, this new educational framework will champion learning, career development, talent acceleration and best practice across the business.

We will continue to invest in talent management to strengthen our approach to recruitment, alongside building on our successful campaign in 2022 to strengthen our General Manager pipeline in support of our growth aspirations in the Luxury & Lifestyle segment.

Having made clear DE&I commitments we will work towards reaching these goals at all levels within the business, while also continuing to provide further education for our teams.

Communities

We will continue to work strategically with expert charities to help those in most need around the world, as well as support our hotels in developing local partnerships in line with our policy and strategy for community investment. We will extend the reach and scope of these relationships to provide support across a broader range of areas, while strengthening our ability to capture data and measure our impact. We will scale the global rollout of our IHG Skills Academy to ensure it's available in more local languages and markets and seek new opportunities for collaboration within our communities.

Planet

Work will begin on an enhanced IHG Green Engage system to help hotels better manage their energy, water and waste, while renewable energy contracts will be rolled out in more markets as part of our wider focus on providing owners with the most effective energy and cost-efficient solutions for their hotels. We will leverage our scale and influence within the industry to help secure more government incentives for introducing sustainability measures across our estate that require greater investment with longer pay-back periods. We will further develop our strategy to ensure our new-build hotels operate at very low or zero carbon in the future.



Our stakeholders

IHG recognises the importance of engaging with its stakeholders at all levels of the business, from the Board, through the Executive Committee, Senior Leadership and corporate functions, to front-line operations. A variety of methods are used based on experience and developing best practice, including face-to-face meetings, feedback and performance reviews, employee forums and training. We adjust our engagement methods as required to ensure they remain effective for both our stakeholders and IHG.

The effectiveness of our engagement methods is measured through a range of metrics, including our KPIs (such as signings and pipeline), performance, ability to attract and retain talent, employee engagement survey results, adherence to the policies covered by our Code of Conduct and AGM results. The views and interests of other stakeholders, such as regulators and industry bodies, are also taken into consideration. They help provide a framework against which we measure ourselves, protect our reputation and develop our commercial and social awareness.

Stakeholders	What impacted them in 2022	Engagement	Outcomes
Guests Our ability to offer a wide selection of brands, with quality stay experiences, plenty of choices, great value and loyalty rewards, are key to attracting and building trust with IHG's guests, while continuing to drive commercial performance and revenue. 	• Increased desire to travel and for access to a broader range of locations and experiences • Rising cost of living and effect of inflation • Increased interest in ESG profile of companies • Increased desire to book and stay seamlessly	• Teamed up with major events to allow IHG One Rewards members to redeem points in exchange for unique experiences • Global 'Guest How You Guest' campaign to target key demographics in every market • Launched next generation mobile app for bookings • Guest satisfaction surveys • Expanded choice of locations for our Luxury & Lifestyle brands • Invested in refurbishments to create modern public spaces and guestrooms	• Roll-out of transformed IHG One Rewards providing more ways to earn and redeem points • Expanded our portfolio to 18 brands with addition of Iberostar Beachfront Resorts which offers resort and all-inclusive destinations • Enhanced digital customer service support, including automation to speed up response time and direction to the right team • Continued enhancement of meetings offered for corporate clients • Holiday Inn voted Leading Budget Hotel Brand at the 2022 World Travel Awards

See our Guest Love KPI on page 64 and how the Board had regard for guests as part of their consideration of strategic and operational matters on pages 100 to 101.

Shareholders and investors Our ability to maintain strong relationships with shareholders and institutional investors is fundamental to our ability to access capital markets and ensure IHG's long-term success. 	• The impact of geopolitical unrest and continued impact of the pandemic on the hospitality sector in certain regions and IHG, which influence IHG's trading performance, financial results and capital allocation strategy • Executive remuneration policies including the potential use of discretion; alignment with workforce pay and talent retention • Concerns about climate change and wider sustainability issues • Chair succession and Board composition	• Regular roadshow investor meetings and participation at investor conferences by Executive Directors, Senior Leadership and the Investor Relations team • Extensive consultations between the Chair of the Remuneration Committee and institutional investors and proxy vote advisers • Meetings with the Chair, IHG's Chief Sustainability Officer and Investor Relations team to discuss governance, sustainability and workforce practices • Various shareholder meetings with the Chair Designate as part of her induction plan	• Continued investor confidence in IHG's performance, long-term viability and leadership as demonstrated through feedback received and across AGM results • Enhanced understanding of shareholder and investor focus areas, including in relation to remuneration policy and ESG matters • Continued investor confidence in the composition of IHG's Board

See also a description of our dividend policy on page 13, our KPIs on pages 62 to 65, key matters discussed by the Board on pages 100 and 101 and engagement with shareholders relating to Executive Director remuneration on pages 118 and 125 to 126.

 Visit **www.ihgplc.com/investors** for further information.

Suppliers Responsible supplier relationships are vital for IHG in driving efficiency and effectiveness throughout our supply chains. 	• Ongoing uncertainty and disruption in supply chains • Increased focus on sustainability and integrity within supply chains • Increased desire of consumers for sustainable goods and services	• Identified alternative solutions with suppliers where supply was impacted across our corporate and hotel estate • Engaged with high performing suppliers in sustainability and the circular economy that provide key goods and services to our hotels and corporate functions • Partnered with EcoVadis and engaged with 92 suppliers globally to participate in the EcoVadis ESG risk assessment	• Remained agile by adjusting our approach to goods and services sourced from impacted regions • Increased collaboration opportunities with sustainable suppliers and for sustainable goods in alignment with our Journey to Tomorrow ambitions • Assessed suppliers' performance and identified ESG risks in our supply chain

Further information about how the Board considered supply chain and procurement is on pages 100 and 101, and our business relationships, including our statement of business relationships with suppliers, customers and others, is on page 237.

 Visit **www.ihgplc.com/responsible-business** for further information about our responsible procurement approach.

Stakeholders	What impacted them in 2022	Engagement	Outcomes
Hotel owners IHG's success relies on hotel owners investing in our brands. To remain attractive, we focus on the breadth of our brand portfolio and effectiveness of our IHG One Rewards loyalty programme and wider enterprise. 	• Increased operating costs including energy, and food and beverage costs • Labour shortages, supply chain challenges and financial and operational constraints caused by global macroeconomic factors • Ability to capture and drive demand to their hotels given a renewed era of travel • Evolving brand standards	• Direct meeting with CEO and Regional CEOs • IHG Owners Association collaboration • Portfolio and individual hotel reviews covering operational, strategic and industry trend updates • Webinars, regular newsletters and bulletins • Hotel lifecycle and finance team support • Collaboration with governments and industry to support recovery	• Transformed IHG One Rewards loyalty programme • Expanded brand portfolio with the resort and all-inclusive brand Iberostar Beachfront Resorts • Streamlined operations, including removed and relaxed brand standards, and introduced a new housekeeping model • Tailored marketing and promotions, supported by new data-driven resources and services that help hotels quickly identify and act on revenue opportunities • Further procurement programmes to drive savings for owners • Increased training, guidance and recruitment support for hotel teams • Next-generation formats for Holiday Inn, Holiday Inn Express, Candlewood Suites and Staybridge Suites

 See our net rooms supply, signings, gross revenue and enterprise contribution KPIs on pages 62 and 63 and how the Board had regard for hotel owners as part of its consideration of strategic and operational matters on pages 100 to 101.

 Visit **www.owners.org** for further information about the IHG Owners Association.

Stakeholders	What impacted them in 2022	Engagement	Outcomes
Communities The communities we are a part of both support and benefit from our responsible business approach and the commitments we have made to achieve a better and more sustainable future for everyone through our Journey to Tomorrow programme. 	• Natural disasters, such as a severe tropical storm in the Philippines and hurricanes in the US • Continued economic impacts of the pandemic and geopolitical unrest, including cost of living challenges and food poverty • Modern slavery and human rights issues • Access to business skills development and local employment • Climate change and other wider environmental challenges	• Continued close collaboration with international and local charities and NGOs, such as CARE International and American Red Cross • Industry collaboration on human rights and labour conditions in specific markets • Giving for Good month: a programme of activities and employee volunteering days • Collaboration with local education providers and community organisations, as part of our focus on offering skills building and training opportunities	• Support for relief efforts around the globe and for our colleagues and their families through our Colleague Disaster Relief Assistance Fund • Support of the Global FoodBanking Network that operates across 47 countries • 7,400+ people trained and mentored through our IHG Academy programme in 2022 • IHG Skills Academy available across more than 90 countries • More than 57,000 hours of colleague volunteering dedicated to communities during Giving for Good month • Teamed up with Tent Partnership for Refugees in the US to provide refugees with skills and jobs

 See our IHG Academy KPI on page 65, and Responsible Business Committee Report on pages 110 and 111.

 Visit **www.ihgplc.com/responsible-business** for further information on our community commitments.

Stakeholders	What impacted them in 2022	Engagement	Outcomes
People Delivery of our purpose to provide True Hospitality for Good and the strategic priorities that drive future success relies on our people and our ability to maintain and evolve an engaged, diverse and inclusive culture where careers can grow. 	• Appeal of working in the hospitality industry during and following the pandemic • Employees wishing to build long and successful careers at IHG • IHG's approach to DE&I • Demand to provide an intuitive user experience for colleagues and employees on our HR systems	• Launched our Room to Grow week, a series of events and resources to champion personal and professional development • Employee engagement survey • Invested in core HR and learning technology platforms • Voice of the Employee feedback sessions with the Board • ERGs representing ethnic minorities, gender, LGBTQ+, disabilities and other employees • Quarterly performance, development and wellbeing check-ins	• Continued prioritisation of DE&I commitments, including conscious inclusion training and refreshed DE&I policy • IHG accredited as a Kincentric Global Best Employer • Increased focus on recruitment and talent development at hotel and corporate levels • Established regular contact with staff to promote mental health care, supported by global webinars and video series • Moved into our new Global Headquarters in Windsor, UK

 See our employee engagement KPI on page 65, how the Board had regard for people in board and remuneration decisions on pages 101, 114, 117, 123, 124 and 126, Voice of the Employee disclosure on page 111, and statement on employee engagement on page 236.

 Visit **www.ihgplc.com/responsible-business** for further information about our people commitments.

Our culture

Our culture sets the tone for how we do business and drives forward our purpose of providing True Hospitality for Good.

Our values
Led by the Board and Executive Committee our values underpin our behaviours and business ethics, and guide how we deliver our strategy, make decisions and live our purpose.



Do the right thing



Show we care



Aim higher



Celebrate difference



Work better together



The long-term success of IHG is shaped by a number of interdependent factors, including our purpose, the effectiveness of our strategy, and the resilience of our business model. Underlying all of these is our strong workplace culture, which is aligned with our reputation as a well-governed, trusted and ethical company.

IHG's approach to business, including our structure and governance, risk appetite, controls and systems, workplace environment, behaviours, values, and policies (including our Code of Conduct), drives our culture. Accordingly, understanding these aspects of our business is critical to understanding how we deliver on our strategic priorities, risk management, and KPIs.

Our structure and governance
IHG's Board has overall responsibility for ensuring that our culture and ways of working are aligned with our purpose and drive our strategy. Throughout the year, the Board and its Committees review metrics, reports and scorecards, and receive updates and presentations, on the delivery of our strategic priorities, all within the context of our culture and governance. They challenge and support Senior Leaders, particularly where there is a need to adapt policies and initiatives, to ensure the continued alignment of strategy and culture.

The Board delegates day-to-day responsibility for setting and embedding Company culture to the CEO who, together with the Executive Committee (EC), sets the tone from the top in relation to attitudes and behaviours to create an open and honest workplace environment, empowering employees to give feedback and freely ask questions about matters that concern them, such as during the CEO's quarterly, global all-employee calls. The EC is responsible for executing the Group's strategy, and keeping the Board informed of the operation of the business and workplace culture.

IHG's hotel development and operations are organised on a regional basis (Americas, EMEAA and Greater China) and are supported by global functions in the key areas of Marketing, Commercial & Technology, Finance, Human Resources, Corporate Affairs, and Business Reputation and Responsibility.

Management of the regional and global teams is organised into leadership teams, who are responsible for executing IHG's strategic priorities in a manner that aligns with the Group's culture and values. Decisions on hotel developments and capital expenditure go through the appropriate deal approval and expenditure committees.

The Group operates a Global Delegation of Authority Policy, which sets out financial commitment and expenditure approval controls. Commitments over specified thresholds or for certain types of proposals require approval from the Group's Capital Committee, which reports into the Executive Committee.

The Group's corporate legal structure is comprised of around 383 subsidiaries worldwide. These entities provide the legal framework required to support the Group in making individual contracts and commitments.

 Information on the Board's monitoring and assessment of our culture is included on page 101.

Risk appetite, controls and systems

Our risk appetite and tolerance is continually reviewed by the Board in relation to the Group's pursuit of strategic and business objectives. While our strategy does not consciously expose any of our assets to significantly heightened risk, the choices we make aim to balance priorities and resources to either actively exploit current advantages or address current disadvantages versus a range of competitors, and meet stakeholder expectations. The Board considers the portfolio of uncertainties that we face, and whether our allocation of resources and the pace of initiatives used to build enterprise capability create any imbalance or exposure to other risk areas. It considers the impact of macro-external factors, including the war in Ukraine, inflationary pressures, as well as ongoing industry recovery from the pandemic.

Our risk appetite is cascaded through our values and behaviours, our Code of Conduct, Delegation of Authority and other global policies, and how we set out goals and targets, and is further reinforced by frequent leadership communications to guide behaviours and set priorities.

We are committed to a framework of monitoring and assurance processes in relation to our initiatives and policies, reviewing whether they have operated within acceptable risk tolerances where priorities have shifted or additional actions were required. Board and Committee agenda topics allow the Board to identify and discuss the nature and extent of principal (and emerging) risks, and how risk management arrangements have adapted where required.

 See our Governance pages 99, 106 and 107.

Workplace environment

With the world shifting to hybrid working, we took steps to create more flexible workspaces that support employees in adopting a balance of remote and office working and the delivery of IHG's priorities. In December 2022, we moved into our new global headquarters in Windsor in the UK – a modern, creative and sociable working environment equipped with the latest technology to bring employees together at the right time and help them get the most out of their days in the office. We also refurbished our Americas headquarters in Atlanta in the US to create a more inviting environment for employees to connect and collaborate.

Throughout 2022 we provided cyber-security training to support hybrid working and improve resiliency against cyber threats. Topics included phishing, accessing systems securely while working remotely, and the secure transfer and storage of data. In recognition of ever evolving cyber threats, we also continued to enhance controls and monitoring over IHG systems to remain vigilant regarding the security of Company information.

 See our people disclosures on pages 26 to 33, and key matters discussed by the Board on page 101.

Our behaviours

Our behaviours – Move fast, Solutions focused, Think return and Build one team – empower and inspire our employees to work in a way that supports our purpose and strategic priorities. Underlying these behaviours are our Code of Conduct and related policies, all of which influence how we interact with our stakeholders. By role modelling our behaviours, IHG's leaders create an environment that encourages rapid decision-making that supports our growth aspirations, within a framework of due diligence and assurance processes that ensures we continue to operate responsibly.

During the year, a series of Next Talk events were led by Executive Committee members across the organisation, to deepen understanding of the link between our behaviours and strategy. More than 2,500 employees joined each session, with positive feedback from them.

Code of Conduct and related policies

IHG's Code of Conduct (Code) is the framework for how we do business at IHG, and underpins our strategy and commitment to providing True Hospitality for Good. Our key principles and policies are included in the Code, which enables employees and colleagues working in IHG corporate offices, reservation centres, managed, owned, leased, and managed lease hotels to make the right decisions, in compliance with the law and IHG's ethical standards.

Included in the Code is an overview of our values, reporting concerns framework and Group policies, including those relating to human rights, respect in the workplace, diversity, equity, inclusion and equal opportunities, accurate reporting, information security, anti-bribery and corruption, and the environment. It also provides guidance on where to go if colleagues have a concern and need further help.

The Board, Executive Committee and all colleagues working in IHG corporate offices, reservation centres, managed, owned, leased, and managed lease hotels must comply with the Code. We expect those we do business with, including our franchisees, to uphold similar principles and standards.



Our culture continued

The Code is reviewed and approved by the Board on an annual basis, and is supported by annual e-learning requirements. In 2022, we developed and launched a new Code e-learning module to support updates to the Code. In the coming year, we will continue to enhance our engagement and measurement approaches, and provide additional guidance to highlight key themes. In addition to our Code e-learnings, we monitor and assess other aspects of our culture through a variety of methods, including direct engagement, employee engagement surveys, tracking of e-learning completion and our confidential reporting hotline.

Embedded in the Code are several key policies and principles set forth in detail below. Other areas of the Code, such as our DE&I Policy, and human rights and modern slavery commitments, are outlined on pages 31 and 33. Initiatives to respond to legal, regulatory and ethical compliance risks are on page 49.

 IHG's Code of Conduct is available in 14 languages on the Company's intranet and **www.ihgplc.com/en/investors/corporate-governance/code-of-conduct**

Speaking up
A core component of our people culture is respect in the workplace, whether it be relating to a colleague, guest or anyone else. IHG has zero-tolerance to any form of discrimination, harassment or bullying, in line with our Respect in the Workplace Policy. While we uphold our responsibility to behave ethically and protect IHG's reputation, it is possible that in limited instances, a colleague may act in a way that conflicts with the principles set out in the Code. Guidance is given to report concerns directly to line managers, supervisors or local Human Resources representatives. For instances where it is more appropriate, a confidential reporting hotline and online reporting facility is available and globally advertised. Concerns can also be reported to the Head of Risk and Assurance or the General Counsel and Company Secretary. The Board routinely review summaries of reported concerns and ensure processes are in place for investigations and follow-up.

Safety and security
IHG is committed to providing a safe, secure and healthy environment for all colleagues, guests and visitors. All operations must comply with all applicable health, safety and security laws. Beyond compliance with the law, IHG works to identify further improvements to the way safety and security risks are managed, and has mandatory Brand Safety Standards in place for all hotels globally to drive consistency in this area. Initiatives to respond to safety and security risks are on page 51.

Bribery and corruption
IHG is committed to operating with integrity. Bribery and any form of financial crime, including improper payments, money laundering, violations or circumvention of economic and trade sanctions and tax evasion or the facilitation of tax evasion, are not permitted under any circumstances. This also applies to any agents, consultants and other service providers who do work on our behalf.

Our Anti-Bribery Policy sets out our zero-tolerance approach and is applicable to all Directors, Executive Committee members, employees and colleagues in managed, owned, leased, and managed lease hotels. It is accompanied by anti-bribery content in our mandatory Code of Conduct e-learning module. Our Gifts and Entertainment Policy and guidance further support our approach in this area.

To continue to enhance our anti-bribery programme and in line with best practice, a Group-wide bribery and corruption risk assessment was commenced in 2021 with the assistance of specialist external counsel. The objective was to ensure that IHG's key bribery risks continue to be identified and addressed. The assessment concluded in 2022, with work ongoing to address the findings and evolve IHG's programme under the leadership of the Ethics and Compliance team. This work included approval by the Board of updates to the Group's Anti-Bribery and Gifts and Entertainment Policies. Initiatives to respond to legal, regulatory and ethical compliance risks are more broadly discussed on page 49.

IHG is a member of Transparency International UK's Business Integrity Forum and participates in its annual Corporate Anti-Corruption Benchmark. Each year, the results from this benchmark help to measure the effectiveness of our anti-bribery and corruption programme and identify areas for continuous improvement.

Handling information responsibly
We are committed to ensuring that guests, loyalty programme members, colleagues, shareholders, owners and other stakeholders trust the way we manage data. As part of our privacy and information security programmes, we have standards, policies and procedures in place to manage how personal data can be used and protected. Our e-learning training for employees on handling information responsibly is a mandatory annual requirement, and covers topics such as password and email security, using personal data in accordance with our policies and privacy commitments, how to work with vendors and transferring data securely.

In addition to the cyber security awareness training mentioned on the previous page, we held tabletop exercises to practise our ability to detect and respond to potential security events, such as ransomware and supply chain attacks. We continue to develop our privacy and security programmes to address evolving requirements and take account of developing best practice. The Board regards cyber security as a critical business discipline and it regularly receives updates on the Group's cyber security processes and controls.

 See initiatives to respond to cyber security and information governance risks on page 47.

Section 172 statement
Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act 2006 is provided in the Section 172 statement on pages 100 to 101.

Further details can be found throughout the Strategic and Governance Reports, including in our key stakeholder engagement disclosures on pages 38 and 39.

Non-financial information statement
Non-financial information, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all the information covered in these areas.

- Impact of the Company's activities on the environment on pages 35 to 37, 54 to 61, and 237 and 239
- Social matters on pages 33 and 34
- Anti-corruption and anti-bribery matters on page 42
- Employee matters on pages 26 to 33, 101, 114, 117, 123, 124 and 126
- Respect for human rights on page 33
- A description of the Group's business model on pages 10 to 13
- The Group's principal risks on pages 44 to 51
- The Group's KPIs on pages 62 to 65

 See our relevant policies at **www.ihgplc.com/responsible-business**

Responsible procurement

Growing our business innovatively and sustainably, while working to the highest standards of business conduct, plays a crucial role in our new supplier selection process and in how we continue to work with our existing suppliers. We are committed to working with suppliers who not only meet our minimum ethical standards but also share the values of our responsible business plan – Journey to Tomorrow.

What we do already

Our supply chains are split between corporate and hotel spend. Hotel procurement predominantly occurs at the local hotel level because our hotels are primarily owned by independent third-party franchisees responsible for managing their own supply chains. In some key markets, the IHG Procurement team has created procurement programmes for certain goods and services related to building, opening, renovating, and operating a hotel, which hotels can leverage. Our corporate supply chain covers expenditures such as technology, office buildings and facilities management, and professional services.

To help manage and monitor our corporate supply chain, an enterprise procurement system is in place to oversee third-party corporate expenditures. Several global technology and outsourcing providers have been identified as strategic supplier relationships due to the critical nature of their services. IHG engages with these suppliers to harness innovation, provide customer service, manage risk, and promote value realisation. We annually review this list of strategic suppliers and their delivery of our business objectives.

To ensure that suppliers operate with the same integrity and respect as we do, IHG requires new corporate suppliers to confirm their acceptance of the Supplier Code of Conduct (Supplier Code) at the onboarding stage (or demonstrate that they have equivalent policies in place). It is a contractual requirement for centrally negotiated programmes in which our hotels can purchase. Recommended guidance is also provided to managed and franchised hotels when purchasing locally. At the end of 2022, 100% of new suppliers had signed the Supplier Code.

Corporate and hotel supply activities are driven by our Procurement function and guided by our responsible business agenda, with oversight from the Board's Responsible Business Committee.

Supporting Small Businesses

IHG complies with statutory reporting duties on payment practices and performance and is committed to supporting smaller suppliers – striving to pay suppliers with fewer than 50 employees within 30 days, where centrally accounted for across our UK corporate, managed, owned, leased and managed lease hotels.

What we achieved in 2022

We focused on implementing responsible procurement through digital solutions and advancing our supply chain risk assurance programme. We also continued sourcing sustainable solutions, increased collaboration with diverse suppliers and improved employee awareness of responsible procurement.

Recognising that the impact of supply chain risk is not only an issue for Procurement but also prevalent on management agendas across IHG, we reviewed and refreshed the objectives of our Supply Chain Risk Council. The Council focuses on ensuring cross-functional collaboration, reviewing IHG's profile of supply chain risks and corresponding methodology, and identifying emerging threats. This year, macroeconomic events have exacerbated disruption to global supply chains, which have required adjustment to our approach to goods and services sourced from the impacted geographies. We evaluated affected supply across corporate and hotel spend areas and identified alternative solutions where possible. Furthermore, we provided forward-looking perspectives on commodity price inflation in food and energy to our franchisees to enable better local purchasing decisions.

This year we have implemented several digital solutions to support responsible procurement, which have been integrated into our spend intelligence tool, and training has been delivered to the Global Procurement team. The solutions provide better visibility of IHG's focus areas including labour practices, sustainability, and financial risks. These are helping to identify new opportunities, including diverse suppliers, and assisting the mitigation of supply chain disruptions.

For example, we have partnered with EcoVadis, a global leader in business sustainability ratings, to assess supplier risk and sustainability performance. To date, we have requested 92 suppliers globally to participate in the EcoVadis

ESG risk assessment. Insights from the scorecards will be used to understand supplier performance, drive improved scores, and identify ESG risks in our supply chain.

This year, we engaged with high-performing suppliers in sustainability and the circular economy who provide carpeting, showers, furniture, bedding, mattresses, flooring, and air travel to our hotels and corporate functions. This helped Procurement gain valuable insights into the sustainability journey of our suppliers, discuss opportunities for collaboration, and to build stronger relationships with our top-performing suppliers.

Textiles are a substantial supply chain commodity, given that they are widely present in our hotels. This year we have worked on a project in collaboration with our Ethics and Compliance team and a third-party consultancy to conduct a risk assessment of two key textile suppliers in our US hotel procurement programmes. The risk assessment findings will inform the evolution of our supply chain due diligence approach. We also continued working with CARE International UK following a workplace gender analysis in 2021, and this year CARE hosted an interactive workshop with internal stakeholders to review the findings and recommended actions. In 2023 we will continue to perform detailed supply chain risk mapping.

What's to come

We will continue our goal to increase the consideration of sustainable, diverse and resilient suppliers. We will also explore how sustainability assessments can be incorporated into our due diligence processes for new suppliers and pilot additional risk intelligence tools.

We will roll out our updated Procurement Policy, which will include additional guidance on our commitment to sustainability and diversity in our supply chain. A review of the Supplier Code commenced in 2022, informed by a benchmarking exercise, and an updated Supplier Code will be implemented in 2023.

We will also continue to support the implementation of sustainable solutions to advance the progress of our Journey to Tomorrow commitments and build hotel supply chain solutions for energy conservation measures to support IHG's decarbonisation agenda. Additionally, we will develop an approach to segment our suppliers based on emissions profiles to identify focus areas.

Our risk management

The Board's role in risk management during 2022 – constantly evolving our resilience in a volatile environment

The Board is ultimately accountable for establishing a framework of prudent and effective controls, which enable risk to be assessed and managed, and is supported by the Audit Committee, Executive Committee and delegated committees. Our governance framework and Committee agendas enable Board members to request and receive information on risk from the Executive Committee and Senior Leaders, together with other internal and external sources. New Board members are fully briefed on current risk management discussions as part of their induction.

The delivery of IHG's individual strategic objectives and overall ambition requires us to continuously balance opportunities for strategic advantage or efficiency with the need to remain resilient and agile in the short and longer term. The Board considers and defines its risk appetite and tolerance as an active part of determining and monitoring our strategic priorities. We describe the Board's approach to risk appetite on page 41, and this has also been a regular topic for consideration by management during 2022. This recognises the trade-offs inevitably required to achieve our growth ambitions between responding to individual uncertainties and the need to balance interests of multiple stakeholders, for example, how teams allocate resources and management attention. We have faced significant individual and accumulated uncertainties during the year from external events and IHG initiatives which management has reacted to and built into management processes. In order to enhance our risk management processes, we routinely look to apply learnings to future resilience and planning.

The description of the 2022 focus areas and activities for the Board and its delegated committees (see pages 90 to 138) demonstrates active ongoing consideration of emerging and evolving uncertainties across a wide range of topics and timeframes. The Audit Committee reviews the principal risks and the appropriateness of our risk management system to address these, and also considers risk and control implications of strategic topics reviewed by other committees, for example, third-party risk management and future assurance requirements for ESG data. Across the year, this discussion of risk, supported by the Risk and Assurance team, allows for review of the overall level of risk within the business, our resilience to individual and aggregated uncertainties, and implications for strategic decision-making.

More detail on formal risk appetite and tolerance is provided elsewhere in this report. For example, our appetite for financial risk is described in note 23 to the Group Financial Statements (see pages 199 to 203), and our approach to taxation on page 69.

How we think about risk in relation to the achievement of our strategic objectives

Like many companies, we face an unprecedented context in 2023 which includes multiple realities from outside IHG, and other inherent execution risks relating to our own internal initiatives (for example, the delivery of complex technology innovation such as the evolution of our mobile app – see page 26). During 2022 and coming out of the pandemic, we have reviewed the focus and balance of our principal risk profile, shifting from describing specific downside events or failures of control to articulating the broader uncertainties we face in delivering our objectives. These often present both opportunity and threat at the same time and require considered decision-making to achieve the best overall outcome for our various stakeholders. By evolving in this way, we aim to further reinforce ownership and enhance discussion of attitudes to risk and uncertainty within key decisions.

Certain downside events shown in prior years, including safety and security and financial control incidents, have therefore been integrated into a rearticulated uncertainty relating to our operational resilience. The previous risks relating to macro external factors and investment effectiveness have been interwoven into several of the newly defined uncertainties. We have also considered specific factors such as digital security or climate change as part of how we articulate other uncertainties, for example the evolving preferences of our owners and guests.

We continue to consider the trend (inherent impact and/or likelihood) and potential speed of impact of individual risks, comparing the level of uncertainty we face as we move into the next three-year plan relative to what we experienced in 2022. This means factors can move around the grid if they become relatively more dynamic or rapid and allows us to identify where management teams may need to intervene or course-correct to respond in 2023 and manage individual and the overall portfolio of risks to an appropriate net level.

For ease of reference, a consolidated trend and speed of impact for each uncertainty is mapped in the grid, with further detail on the following pages.

How we consider emerging risks

We recognise that our business model means we often face long lead times to effect change working with the owners of our hotels and therefore remain vigilant to emerging risks which could impact the achievement of our stated strategic priorities and also our longer-term growth, competitiveness, viability and sustainability.

Realities for 2023-25 …
We are monitoring a range of external and internal factors:

- Macroeconomic pressures – recession inflation, rising interest rates, energy, and other cost of living pressures
- Geopolitical tension and conflict, heightening cyber threats and supply chain disruption
- Complex IHG initiatives or investments
- Growth into new territories and new brand and business models
- Evolving third-party relationships
- Uncertain central bank policies and increasing development or financing costs for owners
- Aggressive strategies from existing and new competitors
- Pace of digitalisation
- Talent demands or expectations for compensation
- Scarcity of labour or pressure on labour relations in certain markets
- Colleague burnout
- Operational efficiency and effectiveness opportunities
- Managing in a permanently hybrid environment, including wellbeing
- Onerous and increasing legal, ethical or regulatory and compliance developments
- Increasing ESG regulation or stakeholder expectations relating to climate
- Ongoing Covid-19 disruption

We think about emerging risks as:

- new risks, or existing risks in a new context, when the nature and value of the impact is not yet fully known or understood; and
- factors with an increasing impact and probability over a longer time horizon.

There are emerging elements in many of our principal risks. These factors include shifts in consumer demand and travel patterns, international and domestic real estate ownership, digital transformation across all areas of the guest journey, workplace expectations of current and future IHG colleagues and several trends linked to our ongoing assessment of longer-term risks within our TCFD analysis. These factors will be considered as we develop and model future resilience, using the TCFD scenarios we are developing as a starting point.

Specific emerging trends are considered through deep dives with a smaller audience including the CFO and Head of Strategy and the General Counsel, supported by the Risk and Assurance and Group Strategy teams.

 See also pages 14 to 15 for more detailed discussion of trends impacting our industry.

Principal risk – assessment of relative trend and speed of impact



Relative speed of impact on IHG strategic priorities in 2023-25

← More gradual — Rapid →

Relative inherent risk trend (moving from current 2022 levels into 2023-25): Dynamic ↑ / Stable ↓

	More gradual	Rapid
Dynamic	• Legal and regulatory complexity or litigation trends • Ethical and social expectations	• Owner preferences for or ability to invest in our brands • Data and information usage, storage and transfer • Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.) • Global and local supply chain efficiency and resiliency
Stable	• The impact of climate change on hospitality (physical and transition risks)	• Guest preferences or loyalty for branded hotel experiences • Talent and capability attraction or retention • Operational resilience to incidents or disruption or control breakdown (including safety and security, geopolitical, health-related and fraud)

Principal risks descriptions

Inherent risk trend

- Dynamic/Rapid
- Dynamic/More gradual
- Stable/Rapid
- Stable/More gradual

Risk impact – link to our strategic priorities

- Build loved and trusted brands
- Customer centric in all we do
- Create digital advantage
- Care for our people, communities and planet

How we identify, discuss and escalate risks, including emerging factors, within IHG

The Board oversees our culture through which employees are encouraged to learn and work at pace, focus on solutions and take the right risks. Management teams across IHG are highly aware of the challenges our current industry context creates and that our ambition and strategic priorities inevitably expose us to uncertainty in the short, medium and longer term. Our confidence in achieving our priorities is reviewed regularly:

- at Executive Committee meetings as part of decision-making, financial planning and strategy review, including consideration of emerging factors through open roundtable discussion;
- by first-line management teams with day-to-day responsibility for identifying and managing risk within key decisions, programmes and transactions and escalating where appropriate; and
- by second-line management functions which provide specialist expertise, support, monitoring and challenge to decision-makers on risk-related matters.

The Risk and Assurance team works with Group Strategy and other first- and second-line teams to maintain and evolve their risk profiles using the same format as the overall principal risk grid. These discussions consider how risk trends, shifts in risk appetite or tolerance and/or changes to risk management maturity may impact future decision-making and whether any other leadership interventions may be required. These also enable teams to identify interdependencies across IHG, for example the consideration of talent risks within other risk profiles. Consolidated insights are reviewed by the Executive Committee and the Audit Committee every six months, and we also consider risk continuously as part of key decisions.

How we manage our principal risks and uncertainties across the organisation and remain resilient to unanticipated events

Our risk management and internal control system evolves and adapts constantly, as an integral part of how we run the business and make ourselves overall more agile and responsive to unanticipated events. It engages multiple specialisms to operationalise our attitudes to risk at every level of IHG, enabling us to move at speed, balance the many uncertainties at play simultaneously within decisions and achieve an appropriate level of resilience. We adopt a tailored approach to the management of individual risks and do not aim to mitigate each one to the same level.

During 2022, we have observed themes of risk management focus which each relate to, and provide mitigation for, many of the risks shown on the following pages. These should be read in conjunction with detail elsewhere in the Strategic Report which helps position IHG overall to respond to future opportunities and risks in delivering our ambitions, including strengthening our organisation through key strategic investments (pages 19 to 37), engaging proactively with stakeholders (pages 38 and 39) and by reinforcing our strong workplace culture (pages 40 to 43).

Culture and leadership

We have strong 'tone from the top' on the importance of effective risk management, evidenced through 2022 by actions including:

- Policy management has been enabled by dedicated roles in key teams and a global policy approved by the Board and managed by Ethics & Compliance to align policy development, communication and compliance monitoring with good practice.
- We have strengthened risk leadership and oversight arrangements by working with risk forums to align their purpose, scope and membership to avoid confusion with other first- and second-line accountabilities and to provide advice and challenge on key indicators used to track risks.
- Several teams have also maintained strong communication on key risk topics, including cybersecurity phishing training, the importance of maintaining strong financial controls, inclusion and wellbeing, and our updated Code of Conduct training.

Our risk management continued

Processes and controls

Many teams reviewed their risk assessments in 2022, including the Group-level cyber risk assessment to identify if IHG's highest valued assets are operating within security risk tolerances, a labour rights risk assessment focused on the UK market, a Group-level anti-bribery and corruption assessment with external support, a privacy programme maturity assessment and an assessment of the impacts of BEIS on our financial governance arrangements.

Compliance process and control improvements have been implemented in various areas (for example, information security policy exception management, supply chain due diligence processes and privacy management, alternative compliance arrangements for specific safety risks) while technology investments to support risk management have been made for supplier diversity and sustainability tools, a privacy management tool and a new risk & compliance measurement tool to replace ageing technology.

Monitoring and reporting

Leadership teams have also evolved monitoring and reporting arrangements, better defining geopolitical intelligence requirements and, in some places, developing dashboards for future reporting or discussion of key risk and control indicators, although there is room for further maturity in this area (building on recent experience of refined cyber risk indicators).

With the support of Risk and Assurance, teams have identified opportunities to integrate risk management strategies. For example, collaboration between Supply Chain and Ethics and Compliance teams on third-party due diligence, between Information Security and Privacy teams on personal data training for HR colleagues, and across Threat Intelligence, Safety and Security and Resilience teams to develop scenario testing for hypothetical major security incidents. Our insurance renewal cycle has also directly engaged multiple teams to present on risk mitigation strategies in underwriting market presentations during 2022.

We have also evolved our crisis management framework to anticipate and coordinate incidents during the year, including the war in Ukraine and major events such as the FIFA world cup. The framework was also applied to an unauthorised systems disruption (see below). Teams continue to test crisis preparedness and scenario planning, including tabletop exercises and development of playbooks.

How senior management and the Board obtain assurance in our risk management and resilience

The Governance section outlines focus areas and activities which enable the Board and its delegated committees to receive management updates on risks within key decisions. In addition, pages 47 to 51 explain how senior management and the Board are able to source ongoing assurance on our risk management and internal control system during the year and how actions may impact future risk levels.

The Risk and Assurance team reports regularly on developments in oversight of risk management. The third-line Internal Audit team has worked during 2022 with the Audit Committee to consider existing sources of assurance, for example, from direct reporting or attestations provided by first- and second-line management teams on risk and control matters. The Internal Audit plan identifies where independent assurance may be valuable, taking into account the maturity of management's own reporting, and acceptable risk tolerances. Internal Audit also monitor the confidential disclosure channel to identify any emerging trends requiring management and/or Board intervention.

The Audit Committee considers future assurance needs within the Internal Audit planning process and has also debated potential assurance considerations for non-financial data disclosures, with incoming regulations in many territories. We plan to develop an assurance roadmap for carbon data during 2023, including where this can be obtained internally on controls and when external independent input may be necessary in the coming years. This will also inform wider conversations about the Audit and Assurance Policy likely to be required by the UK Government.

 This section should be read together with the rest of the Strategic Report, Governance on pages 90 to 138, the going concern statement on page 239, and Risk Factors on pages 240 to 245.

How we adapted to manage cyber risk during the criminal, unauthorised access to our technology systems

No company is immune to cyber risk, and we remain vigilant to attacks, continuously learning and adapting our security response to evolving risks.

As we explained in our 6 and 29 September 2022 Stock Exchange Announcements, parts of our technology systems were subject to unauthorised activity, causing disruption to our booking channels and other applications. In line with our crisis management framework, teams across IHG came together to evaluate and address the incident. No evidence of unauthorised access to systems storing guest data was identified.

On identifying the disruption, Commercial and Technology, with direction from legal counsel, led the incident response with support from Information Security, Global Communications and Risk and Assurance teams. This team met frequently, considering technology, security and communications developments, and was also bolstered with representatives with responsibility for guest products and booking platforms and global marketing, to enable close consideration of impacts on operational services and channels and management of brand impacts and other reputational risks. External specialists were also engaged to investigate the incident.

The Executive Committee provided Group-level incident coordination, considering prioritisation of resources to address the range of stakeholder needs and our approach to stabilisation, recovery and communications and potential risks to other corporate and hotel initiatives. As the incident management proceeded, it was possible to de-escalate our crisis posture progressively by reducing the frequency of extraordinary meetings, while maintaining focus on owner and partner queries and providing assurance over medium- and longer-term remediation activities.

The Board was also engaged throughout the incident response.

 See page 212 for further details regarding the financial impact of the incident.

In pursuing our ambition, we face inherent uncertainties relating to ...	Why these uncertainties are important to the achievement of our strategic objectives over the next two to three years	How senior management and Board obtained assurance in our risk management and resilience in 2022
Owner preferences for or ability to invest in our brands Executive Risk Sponsor: **Global Chief Customer Officer and Regional CEOs** Link to strategy:  Trend: 	Our growth ambitions require us to take risks to drive returns for our existing and potential owners. Our owners' choice to work with IHG is dependent on our ability to build a portfolio of loved and trusted brands with a track record in delivering returns, while also continuing to invest behind digital advantage, customer centricity and caring for our people, communities and planet. Driving owner returns in an uncertain macroeconomic and inflationary environment will expose us to risk. For example, we need to pursue opportunities in relation to hotel building and renovation and hotel opening projects and also in executing initiatives such as loyalty transformation across our open hotels and supply chains. There is also growing scrutiny of IHG's responsibilities as a franchisor or manager of our brands (including other aspects of our strategic agenda such as decarbonisation). These opportunities need to be balanced with risks associated with increasingly complex deal structures with owners, uncertainties as we expand into new markets and a need to risk our own capital to pursue inorganic growth or to incentivise deals in key locations for key brands. If we fail to manage this risk effectively, we will lose competitiveness and may not realise the opportunities to grow our brand footprint.	The Board considers reporting and insight from management on: • individual and brand category performance; • loyalty and digital and responsible business strategies and investments; • initiatives to strengthen owner returns; • impacts of macro events (including the war in Ukraine) and impacts on specific markets; • performance and prospects for key areas of capital investment, including controls over growth decision-making and post project reviews of investment effectiveness; • external insight where valuable (for example, on investor perceptions); and • competitor activities. The Executive Committee also reviews these areas frequently and has obtained reports on initiatives, including to strengthen owner returns and to enhance owner communications via a new portal. The Internal Audit plan provides independent assurance on initiatives supporting owner returns and financial processes relating to fee collection.
Data and information usage, storage, security and transfer Executive Risk Sponsor: **Chief Commercial and Technology Officer, Chief Customer Officer and EVP General Counsel and Company Secretary** Link to strategy:  Trend: 	By its nature, our business involves managing large volumes of data of guests and loyalty members globally. In addition, our strategic objectives of achieving digital advantage and customer centricity will transform how we use our commercial and marketing data to improve and personalise the customer experience, grow loyalty and empower our owners to make better decisions. This transformation involves us pursuing opportunities with cloud-based applications, storage and partnering with third-party specialists and exploiting technology advancements and innovation requiring the use of personal data and artificial intelligence. The opportunities presented by this ambition are consciously balanced with the inherent exposures our digital footprint presents to data, information security and privacy-related threats, including threat actors (including criminals, third parties and inherent colleague risk) and the need to use data appropriately and responsibly, including in response to changing regulations. This posture is possible because of investments in recent years in cybersecurity and information governance and the maturing of our risk management system, including our response to the recent systems disruption. If we fail to manage this risk effectively, we face operational, financial and reputational impacts to the range of high-value assets we are responsible for (including critical systems and employee, guest and other sensitive data). In addition, if the data we use is not accurate, this may impair decision-making and/or lead to lack of trust or satisfaction by our guests, loyalty members or owners.	The Board considers reporting and insight from management, including: • presentations on strategy for the delivery of our customer journey through technology and the refreshed loyalty programme; • direct presentations from the Chief Information Security Officer, including on incident handling, which draw on external input on risk assessments and advice on specific topics; • updates on the cyber insurance renewal strategy; • second-line reporting on our privacy programme and policies for handling information securely; and • specific updates on metric integrity, including review of ESG data principles and assurance arrangements, supported by third-party experts. The Executive Committee monitors the execution of our data and analytics strategy and was directly accountable for overall coordination of the response to the systems disruption that occurred in September 2022. An Executive Security Risk and Compliance steering committee also tracks key projects and risk and control indicators. The Internal Audit plan includes independent focus on governance of both cybersecurity and data and information, including providing assurance on foundational controls at both corporate and hotel levels, within commercial and marketing plans and in relation to third-party data transfers.

Key

Inherent risk trend

 Dynamic/Rapid   Stable/Rapid

Dynamic/More gradual   Stable/More gradual

Strategic priorities

 Build loved and trusted brands    Create digital advantage

 Customer centric in all we do    Care for our people, communities and planet

Our risk management continued

In pursuing our ambition, we face inherent uncertainties relating to …	Why these uncertainties are important to the achievement of our strategic objectives over the next two to three years	How senior management and Board obtained assurance in our risk management and resilience in 2022
Our ability to deliver technological or digital performance or innovation (at scale, at speed, etc.) Executive Risk Sponsor: **Chief Commercial and Technology Officer and Global Chief Customer Officer** Link to strategy:  Trend: 	Managing our investment effectiveness and efficiency will be critical for our short- and long-term strategic priorities to deliver digital advantage and customer centricity and to build loved and trusted brands. Delivering our priorities will require us to pursue opportunities to innovate in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third parties, on which we rely directly or indirectly), and to respond to changing guest and owner needs, which may evolve in an environment of macroeconomic uncertainty (including inflationary and labour pressures). This means we consciously expose ourselves to uncertainty in this area, as the pace of innovation and competition in digital behaviours in the hospitality industry and wider society continues to accelerate. We need to respond rapidly to shifts and opportunities in the marketplace and to drive incremental revenue by focusing on the basics of pricing, inventory and booking flow optimisation. If we fail to manage this risk effectively, we may not capitalise on opportunities to maintain or increase guest and owner preferences for IHG and its brands, and we may also reduce the resilience of ageing channel management and technology platforms (including those of third parties, on which we rely directly or indirectly).	The Board considers reporting and insight from management, including on: • strategic choices for technology support across our customer journey and loyalty programmes; • technology options to support gathering of ESG data; • budget allocation, including post project reviews by finance teams of major capital investments; and • information security strategy and risk profile. The Executive Committee's agenda actively steers and monitors the pace of innovation and technology delivery including focus on mobile, loyalty and booking transformation and hotel technology. The 2022 Internal Audit plan included focus on programme governance and the effectiveness of controls over expenditure and benefit delivery for critical commercial, technology and marketing initiatives. This has provided independent assurance in relation to overall programme management, tracking and financial governance controls, and delivery of initiatives at high pace across the hotel estate and within the loyalty transformation programme. The team also works closely to support and advise several programme teams in real time, including HR system changes.
Global and local supply chain efficiency and resiliency Executive Risk Sponsor: **Chief Financial Officer, Chief Commercial and Technology Officer and EVP General Counsel and Company Secretary** Link to strategy:  Trend: 	Our ambitions, including to build loved and trusted brands which are consistently delivered around the world, expose us to risks associated with our global and hotel supply chains. We are increasing our interdependencies with third-parties to deliver both our commercial and technology strategy to create digital advantage and to source cost-efficient products from available markets to support our owners. See pages 22 to 24 for an outline of the procurement support we provide to our owners as part of our focus on customer centricity, for example enabling them to access and control costs for key hotel materials, and page 237 for details of our business relationships with suppliers, for example with Amadeus. We are also exposed to wider macroeconomic uncertainties impacting supply chains, including geopolitical tensions, commodity price shifts and labour disputes, which may increase costs and impact availability for our owners. Our priority to care for people, communities and planet requires us to effectively manage third-party sustainability and ethical performance. We also need to remain vigilant to threats to information security across our supply chain. See pages 38 to 39 for details of management engagement with stakeholders during 2022, including with suppliers and supply chain considerations for other stakeholders, and the outcomes achieved. See also page 43 for our approach to responsible procurement. If we fail to manage this risk effectively, this may impact the design, opening and operation of hotels, the ongoing effectiveness of our commercial channels and impact margins for our owners, as well as fees to IHG.	The Board considers reporting and insight from management, including: • consideration of third-party relationships within our digital and commercial strategies; • review of supply chain risks associated with macroeconomic factors including within management reporting on our response to the war in Ukraine and general market updates; • second-line presentations on our Responsible Procurement strategy to the Responsible Business and Audit Committees, including wider third-party risk management and internal control arrangements; and • clarifications of risk management arrangements with presentations on new business models and relationships. The Executive Committee reviews our operational risk posture in relation to key digital initiatives, including the transformation of hotel technology arrangements and our loyalty programme. The CEO and CFO meet with the Chief Procurement Officer to review supply chain strategy and risks, supported by a Supply Chain Risk Council, which draws on external insight where appropriate. The Internal Audit plan provides independent review of third-party and contract risk management and control arrangements, for example relating to vendors or strategic suppliers engaged to deliver our loyalty programme, and to vendor sourcing and fee collection.

In pursuing our ambition, we face inherent uncertainties relating to …	Why these uncertainties are important to the achievement of our strategic objectives over the next two to three years	How senior management and Board obtained assurance in our risk management and resilience in 2022
Legal and regulatory complexity or litigation trends Executive Risk Sponsor: **EVP General Counsel and Company Secretary** Link to strategy:  Trend: 	The global business regulatory and contractual environment and societal expectations continue to evolve, with legislative changes anticipated in many locations we operate in. Our strategic ambition to grow and our efforts to achieve digital advantage and customer centricity will also often create inherent legal and regulatory exposures. Many countries in which we operate, or are targeting for growth, are introducing legislation or legislative proposals, for example relating to ESG, privacy and labour rights. Focus on sanctions as a foreign policy tool also continues to increase. We recognise that failing to manage this risk effectively and non-compliance and/or inadequate compliance could expose us to significant monetary and non-monetary penalties. This can, in some instances, lead to follow-on litigation. We consider such exposures carefully as part of our decision-making. If we fail to manage this risk appropriately, we could be at an increased risk of regulatory breaches and fines and adverse litigation which could impact confidence in the IHG brand and our ability to perform in key markets.	The Board considers reporting and insight from management, including on: • corporate governance and regulatory developments from General Counsel and the external Auditor; • relevant corporate affairs topics, including briefings from external advisors; • material litigation and serious incidents and threats at the Audit Committee; • second-line updates on specific regulatory matters, including tax and anti-bribery and corruption and fraud risk management controls, supported by external insight and benchmarking where appropriate; • regional trends within Regional CEO updates; and • the appropriateness of available insurance coverage, including casualty, property, cyber and directors' and officers' liability risks. The Executive Committee also actively monitors the management of key regulatory and/or litigation risks, including close consideration as part of incident handling (for example, in relation to ceasing all operations in Russia). The Internal Audit plan considers regulatory management and provides independent assurance on the proportionality of controls, for example due diligence protocols for vendors, owners and partners.
Ethical and social expectations Executive Risk Sponsor: **EVP General Counsel and Company Secretary**, **EVP Global Corporate Affairs and Chief Human Resources Officer** Link to strategy:  Trend: 	As IHG operates in more than 100 countries and continues to explore new opportunities for growth, we are exposed to many dynamic reputation risks. We are committed to monitoring and ensuring the continued effectiveness of our human rights approach, our social responsibility and environmental performance, and also recognise that expectations are increasing for us to manage and drive responsible business through our supply chains and across our wider business including with our franchisees. Our stated priority to care for our people, communities and planet demonstrates our appetite to balance our growth ambitions with the wider risks and opportunities associated with building loved and trusted brands with appropriate consideration of our wider stakeholder responsibilities, including to our colleagues in a challenging operating environment in many markets. We manage these risks carefully to ensure that we operate responsibly and with integrity, and to guide decision-making across IHG's corporate and hotel operations. If we fail to manage this risk effectively, it has the potential to impact our performance and growth in key markets as well as causing reputational damage with respect to key stakeholder and investor expectations.	The Board considers reporting and insight from management, including: • requests for Board approval of the Code of Conduct, the Global Diversity, Equity, Inclusion and Equal Opportunities Policy, and the IHG Policy Governance Policy (see page 101); • second-line reports on ethics and compliance strategy, including external benchmarking where appropriate (e.g. Transparency International UK's Corporate Anti-Corruption Benchmark); • reports from Internal Audit on confidential reporting arrangements and updates from our Voice of the Employee programme from HR; • education and awareness raising from the external Auditor on ESG and climate-related reporting and from advisers on government affairs; and • second-line reports on our communities, human rights and responsible procurement programmes and key disclosures including the Modern Slavery Statement. The Executive Committee monitors the progress of and delivery towards our people, communities and planet ambition, including its relationship to our growth strategy. The Internal Audit plan includes independent focus on ethics and compliance, including consideration of management and external assessments of maturity, controls relating to marketing and commercial campaigns, and due diligence controls.

Our risk management continued

In pursuing our ambition, we face inherent uncertainties relating to …	Why these uncertainties are important to the achievement of our strategic objectives over the next two to three years	How senior management and Board obtained assurance in our risk management and resilience in 2022

Guest preferences for branded hotel experiences and loyalty

Executive Risk Sponsor:
Global Chief Customer Officer

Link to strategy:



Trend:



Our strategic objectives to build loved and trusted brands and to deliver customer centricity require us to ensure the services, technology and experiences we provide meet evolving expectations, increase consumer preference and loyalty, and drive bookings.

In a highly competitive industry with increasing demands for personalisation, we will need to take a balanced approach – pursuing the opportunities we may be able to capitalise on, including investing effectively behind our new brands and Luxury & Lifestyle ambitions or delivering digital advantage, while also carefully delivering fundamental guest expectations underpinning their trust in our brands, for example for cleanliness and safety, or in relation to our response to climate change. We are conscious in an inflationary environment of the potential for increasing customer sensitivity to price.

There are also inherent uncertainties as a result of our business model. As our franchise hotels operate as independent businesses, we are limited in our ability to control delivery on the ground in these properties.

If we do not manage this uncertainty well, it could impact our competitive positioning, our growth ambitions and our reputation with guests and owners.

The Board considers reporting and insight from management, including on:

- individual and brand category, loyalty and responsible business strategies and investments;
- regional operational and strategic plans;
- new brand projects;
- digital strategy execution; and
- analysis of competitor activities.

External insight is obtained where valuable (for example, on loyalty and responsible business strategies).

The Executive Committee also reviews these areas frequently, including analysis of specific trends (for example, business travel and commercial platforms) and has obtained reports on the evolution of regional quality mechanisms to support guest experience and the governance of how we update standards. Additional oversight and coordination is provided by a global Guest Experience Council and programme oversight of specific initiatives including Luxury & Lifestyle.

The Internal Audit plan also provides independent assurance on the execution of key initiatives (including loyalty, Luxury & Lifestyle and responsible business) and hotel performance and quality measurement.

Our ability to attract and retain talent and capability

Executive Risk Sponsor:
Chief Human Resources Officer

Link to strategy:



Trend:



As our industry continues to recover, it is clear that we face fast-moving and seemingly permanent challenges in relation to the availability, recruitment and retention of colleagues to support our hotels, reservation offices and key corporate functions and executive leadership. See pages 29 to 33 for further detail on the importance of our people to our purpose and ambitions.

Our growth ambitions are also dependent on hotel talent, including General Managers in Luxury & Lifestyle, and our priority to care for our people, communities and planet means that we need to balance short- and longer-term growth risks and opportunities with our broader responsibilities and commitments to stakeholders. We face uncertainties relating to our ability to retain and attract talent of sufficient quality, quantity and diversity, to deliver learning at pace and to transition to hybrid ways of working while maintaining productivity, collaboration and appropriate labour relations. We will need to adapt and innovate our operational procedures and remuneration structures to be agile to the changing interests of our business, colleagues and owners.

IHG has the ability to manage talent and retention risks directly in relation to IHG employees but relies on owners and third-party suppliers to manage these risks within their businesses. Our Procurement, Legal and Risk teams also consider indirect workforce risks.

If we are unable to manage this uncertainty, this could impact our ability to operate and grow hotels, and the effectiveness and efficiency of our key corporate functions and executive leadership, and it could also heighten risks of secondary exposures to compliance or litigation.

The Board considers reporting and insight from management, including on:

- overall remuneration and incentive strategy and policy, including directors and executive management and wider structures for all colleagues, supported by external advisors;
- talent and succession planning;
- diversity, equity and inclusion updates; and
- colleague HeartBeat and direct employee feedback via the Voice of the Employee programme.

The Executive Committee directly reviews talent (both as a group and through individual talent reviews with the CEO) and receives regular updates on colleague engagement and HR priorities, including learning strategy. The HR team also has a dedicated Talent & Leadership steering committee. Regular all-employee calls are held with the Chief Executive Officer, and there are ongoing leadership communications and virtual team meetings at regional and functional levels.

The 2022 Internal Audit plan has provided independent assurance on challenges associated with performance monitoring and measurement in a hybrid environment and the wider global talent management framework for critical corporate talent and GMs.

In pursuing our ambition, we face inherent uncertainties relating to …	Why these uncertainties are important to the achievement of our strategic objectives over the next two to three years	How senior management and Board obtained assurance in our risk management and resilience in 2022
Operational resilience to incidents or disruption or control breakdown (including safety and security, geopolitical, health-related, and fraud) Executive Risk Sponsor: **EVP General Counsel and Company Secretary, Chief Financial Officer, Chief Commercial and Technology Officer and Regional CEOs** Link to strategy:  Trend: 	The nature of our global business and our growth ambitions will continue to expose us to significant inherent operational risks, including factors relating to ongoing safety and security in our hotel operations and the overall resilience of key processes, applications and relationships which we depend upon. We aim to both avoid harm to and enhance the reputation of IHG and our loved and trusted brands and to support our people and communities wherever possible. We recognise that we need to prepare carefully for uncertainties wherever we can, for example in relation to fire, life safety and security, health-related concerns not limited to the Covid-19 pandemic, natural disasters impacting our hotels and corporate locations, and also our ability to respond to the potential for disruption to technology and information security from external threats and operational breakdown. The complexity of our global and regional business model also requires continued attention to our financial management and control systems to balance ongoing robustness, including mitigation of inherent risks of fraud in challenging economic conditions, while we actively pursue opportunities for efficiency. Broader financial risk management considerations are covered in note 23 to the Group Financial Statements (see pages 199 to 203), and within our approach to taxation on page 69. If we fail to manage this risk effectively, this could impact IHG's reputation, lead to financial loss and claims against IHG and undermine our stakeholders' confidence in our brands.	The Board considers reporting and insight from management, including: • second-line reporting to the Audit Committee on operational safety and security arrangements and reported serious incidents and threats; • ongoing review by Risk and Assurance of incident handling (including ad hoc updates as required and within broader review of our risk management system), describing how management teams are coordinating efforts; • reports to each Audit Committee from the second-line financial governance team, including control implications for managed hotels and major technology and process changes; • an annual review by Risk and Assurance of fraud risk management activities; and • independent audit by PwC of SOC1 control reports provided for the benefit of hotel owners. The Executive Committee is closely involved with resilience planning as part of ongoing risk profiling and considering the appropriateness of management action plans to deal with disruption. Internal Audit provided independent review of organisational resilience capabilities, including arrangements for key technology, third-party vendors, talent and processes, and also reviewed the governance of viability scenarios.
The impact of climate change on hospitality (physical and transition risks for IHG) Executive Risk Sponsor: **Chief Financial Officer and EVP Global Corporate Affairs** Link to strategy:  Trend: 	As a global business, IHG faces uncertainties from physical and transition risks relating to climate change. Our business model means that we share these threats and opportunities with our owners, including our dependency on their capacity to invest in the short- and long-term. We will continue to set ambitious targets and to assess the aggregate impact of climate change, and also to capitalise on opportunities that the low-carbon transition will bring for the hospitality industry by responding to evolving guest and colleague preferences. The details of our TCFD risk assessment and transition plans are included on pages 54 to 61, and we will continue to assess the aggregate impact of climate change on our wider stakeholders including our third-party hotel owners. The potential impact of climate change-related uncertainties is evaluated as an integral part of other principal risks; however, if we fail to manage physical and transition risks effectively overall, this has the potential to impact performance and growth in key markets. Our management of these risks is also subject to scrutiny from a wide range of stakeholders, including regulators and investor groups, corporate clients, guests and colleagues.	The Board considers reporting and insight from management, including: • reporting from corporate responsibility on TCFD disclosures and the embedding of climate considerations into strategy, governance, risk management and performance management, supported by external subject matter expertise; • updates from various second-line teams on approaches to ESG data disclosure and future strategies for assurance (including to comply with changing regulatory requirements); and • education and awareness raising from the external auditor on ESG and climate-related reporting and from advisers on government affairs. The CEO, CFO, General Counsel and EVP Global Corporate Affairs are kept informed of progress against our TCFD commitments, and how our transition plan helps us to align the Group's climate strategy and carbon ambitions with the wider business growth strategy. Oversight of the Journey to Tomorrow programme is provided by an Executive Responsible Business Governance Committee. The Head of Internal Audit supports the TCFD and decarbonisation steering committees, including advising on data assurance. These groups are also advised by external experts.

Viability statement

Trading in 2022 continued to recover with ongoing relaxation of travel restrictions in most markets supporting an increasing return of travel demand, resulting in Global RevPAR recovering to approximately 97% of 2019 levels. The resilience of the Group's fee-based model and wide geographic spread resulted in Group adjusted free cash flow of $565m during 2022 and net debt reduced by $30m after $715m of ordinary dividends and the share buyback. The Group's business model is discussed in more detail on pages 10 to 13.

Looking forward, the Directors have determined that the three-year period to 31 December 2025 is an appropriate period to be covered by the viability statement. The Group's annual financial planning process builds a three-year plan. This detailed plan takes into consideration the principal risks, the Group's strategy and current and emerging market conditions. The plan then forms the basis for strategic actions taken across the business and is used as the basis for longer-range planning. The plan is reviewed annually by the Directors.

Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is regularly reviewed by the Directors.

There are a wide range of possible planning scenarios over the three-year period considered in this review due to macro uncertainties in each of our regions. In the US and Europe, rising interest rates and high inflation heighten concerns over the strength of consumer spending and broader economic growth and the resulting impact on travel demand. In Greater China, the very recent relaxation of Covid-19-related travel restrictions means it is very difficult to predict the pace of recovery of domestic demand and also international travel of Chinese consumers. In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities.

Viability scenarios and assumptions

In performing the viability analysis, the Directors have considered a 'Base Case' which assumes global RevPAR in 2023 around pre-pandemic levels and continues to grow on the assumption of continued economic growth in each of our regions. The assumptions applied in the viability assessment are consistent with those used for Group planning purposes, the going concern assessment, for impairment testing and for reviewing recoverability of deferred tax assets (see further detail on page 157).

The Directors have also reviewed a 'Downside Case' based on a recession scenario which assumes no RevPAR growth in 2023, with the recovery profile delayed by one year.

The Directors have also reviewed a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that the performance during 2023 starts to worsen and then RevPAR decreases significantly by 17% in 2024 and increases by 5% in 2025.

Principal risks

The relative strength and resilience of the IHG business model to severe shocks has been proven by performance through the Covid-19 pandemic, with positive cash flows being generated through one of the most challenging periods of trading in the history of the industry. In assessing the viability of the Group, the Directors have considered the impact of the principal risks as outlined on pages 45 to 51. The discussion on those pages includes a description of why these risks are important to the achievement of our objectives and how the Group manages these risks.

We have considered which principal risks could have the most significant and direct impact to the viability of the Group during the three-year period of assessment and they are shown below, alongside the scenario that is used to model those risks.

Scenarios modelled	Related to principal risks
Changes in RevPAR Downside Case and Severe Downside Case These scenarios model a prolonged decrease in RevPAR, which may be driven by external or internal factors.	Operational resilience to incidents/shocks Guest preferences/loyalty for branded hotel experiences Talent and capability attraction/retention Our ability to deliver technological/digital performance Owner preferences for/ability to invest in our brands
One-off events This scenario models the impact of a specific material incident, which could relate to cybersecurity or an alternative material impact on the cash flow statement.	Data and information usage, storage and transfer Legal and regulatory complexity/litigation trends

We have considered the potential impact of the downside scenarios on our net system size growth. We do not believe a change in system size growth would have a material impact on the Group during the period under review.

We have also considered the principal risks that may impact the viability of the Group over a longer-term period, for example, the impact of climate change on hospitality. The physical and transition climate risks to which IHG is most exposed are discussed in the TCFD statement on pages 54 to 61. Physical risks are not considered material to the long-term viability of the Group, and transition risks present both opportunities and risks. While some transition risks have been assessed as being potentially material to the Group over the next 1-5 years under a 1.5°C scenario, this scenario is not considered a likely outcome leading to the probability of a material impact on the Group's viability assessment through 31 December 2025 as low.

Funding

The Group's revolving credit facilities were refinanced in 2022 with a new $1,350m facility maturing in 2027 ('the bank facility'). See note 21, page 197 in the Group Financial Statements for further details. There is a €500m bond maturing in 2024 and £300m bond maturity in 2025 – it has been assumed that these are refinanced on maturity.

Viability assessment

At 31 December 2022 the Group had cash and cash equivalents of $921m plus an undrawn bank facility of $1,350m.

Under the Base Case, Downside Case and Severe Downside Case the Group is forecast to generate positive adjusted free cash flow over the 2023-2025 period. The principal risks which could be applicable have been considered and are able to be absorbed within the covenant requirements. If there were additional trading downsides to the assumptions used then additional actions could be taken in order to mitigate this risk such as reductions in discretionary spend.

Under the Severe Downside scenario, there is limited headroom to the covenants at 31 December 2024 and 30 June 2025 to absorb multiple additional risks, for example, additional RevPAR impacts and a widespread cybersecurity incident. However, the Directors reviewed a number of actions to reduce discretionary spend, creating substantial additional headroom to the covenants. After these actions are taken the bank facility would also remain undrawn.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants, and the cash reserves that would be available to the Group at that time. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facility would need to be drawn.

This means that in the event the covenant test was failed, the bank facility could be cancelled by the lenders but would not trigger a repayment demand on the bonds which threatened the viability of the Group.

None of the scenarios modelled indicates a covenant amendment would be required, but, in the event that it was, the Directors believe it is reasonable to expect that such an amendment could be obtained based on their prior experience in relation to negotiating the waivers and amendments during 2020. The Group also has alternative options to manage this risk including raising additional funding in the capital markets. We continue to plan to maintain an investment grade credit rating which provides good access to the debt capital markets.

Conclusion

The Directors have assessed the viability of the Group over a three-year period to 31 December 2025 taking account of the Group's current position, the Group's strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2025.

 See also our business model on pages 10 to 13, the going concern assessment on page 157 and the impact of the principal risks on pages 45 to 51.

Delivering on the recommendations of TCFD

Compliance with Listing Rule 9.8.6(8)
We confirm that our disclosures are in line with the UK Listing Rules and are consistent with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and recommended disclosures. We recognise that our disclosures are limited in part by current data availability, and are working to improve our data and underlying assumptions. A summary table is provided below which references the location of our disclosures.

TCFD section	Overview	Page
Governance	How our Board and management govern climate-related risks and opportunities	See page 54 for further information
Transition Plan	A preview of our plan to achieve our SBT which aims to reduce greenhouse gas (GHG) emissions across our estate by 46% by 2030	See pages 54 to 57 for further information
Risk Management	Overview of our climate-related risks and opportunities and how we are managing them, including our next steps	See pages 58 to 60 for further information
Strategy	Overview of the scenario analysis we completed to test our business against a 1.5°C temperature pathway	See pages 58 to 60 for further information
Metrics & Targets	Our progress against the TCFD's seven cross-industry metrics and targets	See pages 61 for further information
Next Steps	Actions we will take over the next 12 months to continue to evolve our business in line with our climate commitments	See pages 59 and 60 for further information

Governance

Board's governance of climate-related risks and opportunities

Our approach to responsible business is driven by a culture of strong governance, supported by robust policies and our dedication to drive positive change within our industry. IHG's commitment to climate action is set at the Board-level which is collectively responsible for overseeing the Group's strategy and ensuring the development of robust risk management and internal control systems to manage climate impact and other principal risks and opportunities. The Responsible Business Committee advises the Board on our responsible business strategy and objectives, including in relation to the impact on environment and climate change. The Responsible Business Committee meets three times a year to review and advise the Board on our responsible business approach within our wider Group strategy, including oversight of our transition plan and the potential impacts of climate change on our business. It also considers data validation, assurance and controls around non-financial ESG data.

Our Audit Committee is responsible for the review and oversight of our internal control and risk management systems, including our approach to and assessment of emerging and principal risks which consider climate change, as well as the procedures in place to identify, manage and mitigate them. The Audit Committee is also responsible for reviewing, prior to endorsement by the Board, the integrity of IHG's financial reporting and the potential impact on our financial statements of our principal risks, which include climate change. During 2022, the Audit Committee has also considered future strategies for data validation, assurance and supporting controls over our reported data.

The Remuneration Committee determines Executive Board and Executive Committee remuneration and reviews wider workforce remuneration, to ensure they are aligned with the interests of shareholders, the UK corporate governance environment, and our environmental and climate-related goals. The 2023-2025 cycle for Long Term Incentive Plan (LTIP) measures will include a new ESG measure, part of which will be targets related to decarbonisation actions.

Management's governance of climate-related risks and opportunities

The management of climate-related risks and opportunities is the responsibility of our Executive Committee and at the operational level this responsibility is held by the Steering Groups (defined in the reporting structure chart on the next page). These Steering Groups comprise senior management across our core operations and have varying responsibilities relating to our climate change strategy, including identifying and analysing climate risks, integrating climate scenario analysis into our wider business strategy and leading global decarbonisation programmes.

We understand climate change is a multi-faceted challenge that will require collaboration across different parts of the Group. Another core element is ensuring we continue to update our Board and leadership team on the latest ESG considerations and plan relevant and bespoke ESG training in the future.

The graphic on the next page demonstrates the reporting structure we use to manage climate-related risks and opportunities from the Board to operational level, including a brief description of each relevant group.

Transition plan

Introducing our plan to reduce our emissions and transition to a low-carbon economy

Last year, we completed climate-related scenario analysis to understand the level of exposure our business faces to a range of potentially material transition risks and opportunities. This assessment was updated this year, and across the three transition risks assessed, we identified that one of the most immediate and potentially material risks to our business is our ability to successfully deliver against our SBT, given the challenges associated with our third-party business model. As such, we have begun to develop our transition plan with support from external experts to help us meet our SBT. We acknowledge the release of the Transition Plan Taskforce's (TPT's) Disclosure Framework guidance in November 2022. While we are not currently in a position to report in line with all elements of the TPT guidance points, we have joined the TPT Sandbox to provide

Climate change reporting structure

IHG Board

Board Committees

Audit Committee
Responsible for the review and oversight of our internal control and risk management systems.

Remuneration Committee
Determines which environmental metric(s) to be included in Executive Board and Executive Committee remuneration and reviews wider workforce remuneration

Responsible Business Committee
Reviews IHG's responsible business strategy and has oversight of our transition plan, including climate-related commitments and alignment with the wider business strategy

Executive Committee

Steering Groups

TCFD
Delivers on the TCFD recommendations and drives adoption of TCFD action plans across the business

Strategy & Targets
Sets decarbonisation metrics and targets and supports IHG's Board to drive reductions in GHG emissions to meet our SBT

Existing Hotels
Identifies and implements energy and GHG reduction measures for the existing estate

Interim New-Build
Identifies and tests measures to reduce GHG emissions from operations in new-build hotels opening ahead of 2030

Renewable Energy
Responsible for driving the renewable energy strategy across the global estate and helping transition to clean energy

Very Low or Zero Carbon New-Build
Explores and tests measures for new-build hotels to reduce GHG emissions from operations to very low or zero carbon by 2030

See page 98 for further details of IHG's governance structure.

ongoing feedback during the consultation period. We will work to achieve alignment to the TPT framework, with the aim to report our transition plan in accordance with its guidance in due course. We will also take steps to align to new recommendations and disclosure requirements under the International Sustainability Standards Board (ISSB), TCFD and UK Green Finance Strategy.

How our transition plan fits into our business strategy
Our work on decarbonisation supports our overarching corporate aim of 'Care for our people, communities and planet' – one of IHG's four strategic priorities. In 2021, we upgraded our 2°C aligned SBT to be consistent with the most ambitious aims of the Paris climate accord, limiting global warming to 1.5°C. This target, approved by the Science Based Target initiative (SBTi), commits IHG to reduce absolute GHG emissions from our Scope 1 and 2, and Scope 3 emissions from our fuel and energy-related activities (FERA) and franchise estate by 46% by 2030 from a 2019 base year.

Our transition plan helps us to align the Group's climate strategy with the wider business strategy to ensure we deliver on our carbon ambitions while continuing to grow the system competitively.



Our SBT: To reduce absolute scope 1, 2, and Scope 3 GHG emissions from fuel and energy-related activities and franchises 46% by 2030 from a 2019 base year.

How we are tracking our emissions reduction progress
Every one of IHG's hotels has an annual and 2025 energy reduction target which enables us to track progress against our 2030 SBT. Hotels were previously given carbon reduction targets, but in 2022, we pivoted to energy reduction because this can be easily monitored and benchmarked. In addition, hotels have more control over their energy usage relative to their carbon footprint (which also relies on the energy mix of the grid).

We are investing in our online environmental management platform, Green Engage, to provide better reporting and insights for hotels and also implementing new processes to enable centralised collection of verifiable data, supported by third-party experts.

Delivering on the recommendations of TCFD continued

Improving the accuracy and completeness of data from our predominantly franchised and managed hotels is a key focus area. This will enable us to better support them in their decarbonisation efforts. It will also provide IHG with better-quality data to underpin our work in developing metrics and targets to help us monitor and track progress against our climate commitments. We are also exploring how we can capture emissions from other material Scope 3 categories more accurately, by improving our data collection techniques to inform potential future ambitions.

 To monitor delivery against our 1.5°C aligned SBT pathway, we will continue to measure and monitor GHG emissions from across our portfolio, as discussed in more detail in the Metrics & Targets section on page 61.

How we plan to meet our 2030 SBT

We are aware that transitioning to a low-carbon economy requires global coordination and the support of our hotel owners. The franchised nature of our business model means that we do not have direct control over a large proportion of the emissions produced by the vast majority of our hotels. However, we can mandate certain interventions to hotel owners via our brand standards, as well as supporting them to implement their own decarbonisation initiatives through resources and tools and working with governments to advocate policies that make it easier for them to do so. In many markets in which we operate, there is less urgency and limited market or regulatory pressure on the owners themselves to decarbonise, such as deregulated markets in the US, and in China, where the country's net-zero target extends to 2060. Developing a business case for building electrification is more challenging with owners in Western markets such as the UK and US where the relative cost of electricity to gas is high. Although we have not included carbon offsets in our plan, we do expect decarbonisation of electricity supply in the

Our transition plan

We have identified three key decarbonisation levers and steps to implement them across our global estate, as detailed below:

 See further information on initiatives across all three levers on pages 32 to 34 of IHG's Responsible Business Report.

1. Energy efficiency of our existing estate

Automated data collection systems – Our Green Engage system allows hotels to share their utility data to enable monitoring and targeting of energy reduction targets, as well as providing low-cost solutions for improving efficiency. In 2022, we launched the Hotel Energy Reduction Opportunities (HERO) tool to recommend bespoke energy conservation measures for hotels, providing approximate cost, savings and payback to help with financial decision-making. In 2023, we will be introducing regional targets for verifiable data collection.

Energy solutions identified – We have collaborated with external experts to identify ECMs for hotel owners to implement, such as LED lighting and high-efficiency, low-flow aerated taps and shower heads; these have short pay-back periods of less than five years and have been integrated into our brand standards. Extensive modelling of higher-impact ECMs that require larger investment, such as upgrading to energy efficient heating, ventilation and air conditioning (HVAC) systems, has also been carried out. The 2023-2025 cycle for Long Term Incentive Plan (LTIP) measures will include a new ESG measure, part of which will be targets related to decarbonisation actions.

Training – A core training module on decarbonisation and the global context of climate change was launched in 2022 for all colleagues, and we have begun to provide bespoke instructor-led sessions for business functions where support is vital to achieving our carbon commitments and reducing our identified climate-related risks. In addition, training modules and resources are available to owners and hotel colleagues focusing on energy efficiency improvements. We recognise that engaging our owners to implement our recommendations is crucial to us achieving our SBT.

2. Construction of very low and zero carbon operating new-builds

We are collaborating with our hotel owners, through the IHG Owners Association and our established Global Environmental Sustainability Committee, to deliver our target for all new-build hotels to operate at very low or zero carbon by 2030. Key focus areas to date include the following:

1. We commissioned a study to evaluate how governments, NGOs, building certification programmes and the hospitality industry define a zero carbon building.

2. We commenced work on modelling 'typical' hotels in different climate zones, to identify the impact and effectiveness by region of 30 different ECMs on those hotels. Our analysis included cost and return on investment (ROI) on energy-saving initiatives.

3. Prioritising the adoption of lower cost measures with payback of under five years across brands and climate zones. We have developed new-build standards that reduce energy usage, as well as a guide to our Holiday Inn Express owners that advise them on how to future-proof their assets to align with very low carbon new-builds.

markets in which we operate to contribute to emissions reductions across our portfolio. In addition, there is a significant role for governments to play around creating incentives to support our owners to decarbonise their hotels; we urge governments to do this to support a faster energy transition.

 For further details of our stakeholder engagement, see pages 44 and 45 of our Responsible Business Report at **www.Ihgplc.com/responsible-business/reporting**


Our 2023-2025 Long Term Incentive Plan will include a new ESG measure, part of which will be targets related to decarbonisation actions.

How we govern our transition plan

In addition to overseeing the Group's corporate responsibility strategy, the Responsible Business Committee is accountable for approving and overseeing the execution of the transition plan. The Steering Groups are given full responsibility for the operationalisation of the plan by the Executive Committee, including the Strategy & Targets, Renewables, Very Low/Zero Carbon New Build, and Existing Hotels and Interim New Build workstreams. These Steering Groups meet regularly to implement the transition plan at an operational level, design and deliver decarbonisation projects, and develop metrics and targets to measure our progress against our climate goals. Scenario analysis is used to test grid decarbonisation and energy efficiency measures for delivery of our 2030 SBT and we recognise the associated reputational risk if the target is not delivered.

 For further details, see our risk management section on pages 44-51.

3. Renewable energy

We are working to explore on-site renewable energy generation options and will continue to map renewable energy opportunities globally. This includes in markets where we have a large presence and where renewable energy markets are mature. We can then take these learnings to adopt in markets where we have a smaller presence and/or renewables are still emerging.

We will help hotel owners to procure renewable electricity through power purchase agreements, community solar offerings and green tariffs. To achieve this, we are bringing together the scale of owner groups to access zero-carbon energy projects. By coordinating small business owners and pooling hotels to purchase renewable energy at scale, as well as creating access to large-scale renewable energy markets, we can help owners achieve lower pricing which they would not otherwise be able to do as individual hotel owners. Alongside this, we are working with our US hotel owners to help them understand the US federal support available, whether that be tax credits or other financial incentives, and how to apply for these. So far, we have successfully developed a Community Solar offering for our hotels located in Maryland, in addition to helping to secure tax credits for owners making their properties more efficient through our work with the US government.

Challenges

We are addressing three key challenges in delivering on our transition plan:

Key challenge	Response and reference
1. **Obtaining high-quality, robust hotel and GHG emissions data to provide the right information to support emissions reduction and to track progress against targets.**	We are undertaking work to better understand the status of each hotel to determine which decarbonisation interventions have already been or could be implemented moving forward, as well as improving our data collection methods.
2. **Supporting our owners to reduce emissions, given we are an asset-light business and have limited control of the day-to-day operations of our franchisee hotels.**	We are working to find innovative ways to engage with our owners on climate change, by finding incentives for investments, developing tools and resources and attempting to reduce the complexities of work required by hotels to take action.
3. **Reducing our overall emissions while simultaneously achieving growth in system size.**	To mitigate this, we have accounted for projected growth across our portfolio in our decarbonisation estimates, and we are working to scale our ambition to deliver decarbonisation levers accordingly.

Delivering on the recommendations of TCFD continued

Climate-related risk management and strategy

Risk management integration

We consider the impact of climate change as a major uncertainty affecting our industry, reflecting this both as a discrete principal risk and also indicating that it may affect other core areas of our business, including guest and owner preference for our brands. The Board and the Executive Committee review our principal risks as part of their planning and decision-making during the year. We also monitor and evolve our risk management and internal control processes (with reference to TCFD requirements), and the Audit Committee provides ongoing oversight of the effectiveness of these arrangements.

At an operational level, the Risk and Assurance team conduct ongoing discussions with IHG leaders responsible for 'first line' regional and functional teams and 'second line' risk and control oversight. This has enabled us to consider climate-related factors in the achievement of operational team strategies and objectives, and steps which are being taken to mitigate potential exposures. As an example, this includes regional playbooks for physical extreme weather risks.

 See pages 44-51 for further detail of our approach to risk management.

Climate-related risk management and strategy

The tables on pages 59 and 60 provide a summary of the key climate-related risks we have assessed using scenario analysis and their potential impacts on our business. The materiality of those risks have been considered using a 1.5°C scenario.

The materiality of our risks is assessed based on the revenue impact in the year of analysis. A high, potentially material impact in 2030 is defined as >5% of total 2030 expected revenues or cost, or reputational impact; a medium impact is 1-5% of total Group revenue or cost, or potential responsible business leadership risk; and finally a low, potentially minor impact is <1% of total Group revenue or cost or negligible reputational risk. The potential size of impact of our climate-related opportunities has been assessed on a qualitative basis and has not undergone the same level of analysis as the identified risks. We will work to improve our data capture to help us to better understand the potential associated opportunities. The timeframes used to assess our climate-related risks and opportunities include a short term horizon (1-5 years) which is more closely aligned with our financial, going concern and viability statement assessments. In addition, the medium-term (10-15 years) and long-term timeframes (30 years) look beyond traditional assessments to provide a strategic view of our risks in line with our own SBT and international climate scenarios and targets.

Our progress against our climate targets and Journey to Tomorrow strategy will strengthen our ability to mitigate the impacts of these risks, as well as seize the climate-related opportunities available to us (outlined in the table adjacent). Due to significant challenges and uncertainty in the data associated with our identified risks and opportunities, we are not yet able to fully quantify the impacts within our financial planning processes. However, external forecasts for RevPAR do not show any slow-down in the medium-term as a result of climate change. We continue to refine our work and improve data capture to enable quantification at some point in future and are focused on monitoring how our climate-related risks and opportunities evolve and ensuring they are integrated into our business strategy.

Scenario analysis assumptions

Last year, we performed scenario analysis under 2°C and 4°C temperature rise scenarios to assess our exposure to physical and transition risks up to 2050. This year, we have added to our scenario analysis by assessing our three transition risks under a 1.5°C temperature scenario to align with our SBT.

The refreshed analysis has altered the timeframes of our transition risks. The first risk outlined in the table on page 60, which focuses on our inability to meet stakeholders expectations in the energy transition, has become potentially material in the short-term (1-5 years) under 1.5°C, compared to in the medium-term (5-10 years) under a 2°C temperature scenario, whereas the second risk of reduced aviation travel demand has moved from being potentially material in the medium- to long-term (10-30 years) to potentially material in the long-term (15-30 years). Changes to the underlying assumptions has meant that despite moving from a 2°C to 1.5°C temperature scenario, reduced demand for aviation is expected to have a lower impact in the short- to medium-term (1-15 years). The third and final transition risk relating to an increase in demand for green hotels has become potentially material in the short-term under a 4°C temperature scenario, due to a change in underlying assumptions to reflect greater anticipated action on decarbonisation and sustainable behaviours from corporate customers. As the physical risks related to climate change would become less likely under a lower temperature scenario, we have not re-run the analysis for physical risks.

- **Physical risks** – To assess potential impacts, we have aligned the temperature rise scenarios used in our scenario analysis with the Intergovernmental Panel on Climate Change's (IPCC) Representative Concentration Pathways (RCPs).
- **Transition risks** – To assess potential impacts, we have based our analysis on the International Institute for Applied Systems Analysis' (IIASA) Shared socioeconomic Pathways (SSPs) to capture how societal, economic and technological trends could evolve over time.



Scenario analysis

Temperature rise

1.5°c

2°c

4°c

Stronger policy action
- Higher use of renewables in the energy mix
- Widespread emissions capture technology
- Less aviation usage and more public transportation in the transport mix
- Lower likelihood of extreme weather and subsequent physical risks

Lower policy action
- Higher use of fossil fuels in the energy mix
- Higher aviation usage and mostly trucks and cars used for transportation
- Higher likelihood of extreme weather and significant physical risk

Climate-related opportunities

Summary of opportunity		Overview of impact	2022 progress and next steps to capitalise opportunity
Enhance our brand by supporting hotel owners to decarbonise their assets	**Short-term (1-5 years)** **Potentially material impact**	We recognise that delivering on increased stakeholder expectations by reducing emissions will allow us to enhance our brands and align with the values of our customers. We therefore see an opportunity in supporting our hotel owners to decarbonise and future-proof their assets to increase the commercial attractiveness of hotels. However, our ability to fully seize this opportunity is somewhat dependent on technological improvements which will help to reduce the disruption of required measures on hotel operations.	We continue our development of a transition plan through discussions with IHG's Owners Association and the coordination of our decarbonisation efforts from across the business to ensure a robust plan to deliver on our SBT commitment. We remain focused on engaging and providing guidance to owners to support them to decarbonise their assets, as well as collaborating with and training both our Board and key business functions on how their roles can support the achievement of our climate commitments.  For more details on how we support our owners to decarbonise, see page 33 of our Responsible Business Report.
Increased desire for green hotels could have a material impact on IHG revenues	**Short-term (1-5 years)** **Potentially material impact**	An increasing number of customers have higher sustainability expectations for their travel experiences. This will have an impact on consumer behaviour patterns, including a higher demand for green hotels. We anticipate this demand to increase under a 1.5°C scenario, which offers us an opportunity to capture a significant proportion of this growing market.	As consumer behaviours continue to evolve, we anticipate a growing demand for green hotels under a 1.5°C scenario. To take advantage of this opportunity, we are undertaking work to clarify how green hotels will be defined, given the broad range of certifications and ratings in this space, and how we can help our owners to meet this evolving definition.  For more detail on our decarbonisation plans, see our Transition Plan on pages 56 and 57.

Summary of physical risks

Summary of risk		Progress towards mitigation in 2022	Next steps to mitigate risk
Loss of franchise royalty fees following natural disasters **Impact** The likelihood of extreme weather damaging our assets is expected to increase over time as temperatures rise, in particular under a 4°C scenario. This could lead to our hotels having to limit their capacity or close, reducing their revenues and the amount of royalty fees received at Group level, as well as potentially reducing the attractiveness of the hotel industry to owners in certain locations.	**Long-term (15-30 years)** **Potentially minor impact**	In 2021, we conducted scenario analysis of acute physical risks (i.e. natural disasters) which identified historical losses of franchise revenue following natural disasters to be a potential risk. To understand this risk better, in 2022 we modelled the financial impact of a sample of past events which were significant enough to require IHG to provide disaster relief support, and this showed there was no material impact on IHG's revenue at the country level. We have mapped acute physical risks (i.e. natural disasters) at the regional level to assess which areas are exposed to the greatest threat. We have used the WRI Aqueduct Atlas to map out our water risk for all hotel locations, making a baseline dataset to inform future work. We continue to provide support following natural disasters through our humanitarian aid partners as well as through access to IHG colleague assistance funds and natural disaster playbooks (see page 30 of our Responsible Business Report for more details).	Evolve our physical climate-related risk assessment to look at the impact of both acute and chronic physical risks (such as longer-term weather pattern changes) on IHG directly but also for our franchise owners, particularly improving our understanding of the impact of chronic physical risks. Conduct more detailed analysis to establish which hotels are in areas of high exposure to both acute and chronic physical risks and how this is likely to change under three climate scenarios to 2030 and 2050. Identify hotels most at risk and the potential impacts to our supply chain. Use findings to assess how we can support hotels to mitigate climate risks and future-proof their assets. Identifying potentially at-risk locations will enable us to drive climate adaptation and mitigation measures to help reduce the impact of material physical risks to our owners, colleagues and guests.

Delivering on the recommendations of TCFD continued

Summary of transition risks

Summary of risk		Progress towards mitigation in 2022	Next steps to mitigate risk
Inability to meet stakeholder expectations around IHG's role in the energy transition	**Short-term (1-5 years)** **Potentially material impact**	Our updated scenario analysis has indicated this risk will be material in the short term under a 1.5°C scenario driven by a significant uptake and progress towards SBTs across all sectors. Under a 4°C scenario, the longer-term reputational risk will be lower as most companies and governments fail to meet their own targets. As mentioned in our transition plan and in our Responsible Business Report on pages 32 to 34, we have progressed a number of workstreams this year to decarbonise and deliver on our SBT commitment.	We will evolve this risk to assess the challenge of achieving our SBT rather than the reputational impact of not achieving it. This will enable us to focus on delivering the intent of the transition plan and to quantify this risk as the potential capital deployment cost to meet our SBT. We will also finalise the details of our transition plan to enable us to provide more quantitative information in line with recommended guidance. We will continue to align business strategy with our climate commitments by evolving current business processes to ensure consideration of our SBT and the environment is a material factor in decision-making.
Impact We understand that our key stakeholders, from guests to governments, have increasingly high expectations for businesses to influence positive change and deliver on their environmental commitments. Under a 1.5°C scenario, we expect an increasing number of companies to set SBTs, and therefore the pressure on IHG to meet its SBT will also increase.			
Reduction in aviation passenger numbers expected to impact hotel demand	**Long-term (15-30 years)** **Potentially material impact in long-term and moderate impact in short- to medium-term**	Under a 1.5°C scenario, we expect a reduction in aviation travel; however, the number of aviation passengers rebounded faster than expected following Covid-19 and so we expect this transition risk to have less of a material impact in the short- and medium-term, with adverse impacts potentially increasing over time. This year, we have reviewed aviation travel data to better understand the impact of this risk.	We will work to evolve the aviation risk to explore the impact of climate change on customer travel patterns across all transport modes, refining our data collection methods, to better understand existing travel patterns and how far our hotels and offices are from existing transport hubs. This will enable us to future-proof our business and adapt our strategy to changing customer and colleague needs in this space.
Impact The global tourism industry contributes 8-10% of the world's carbon emissions. Under a 1.5°C scenario, consumers that are more conscious of their carbon footprint may reduce aviation travel thus reducing the number of guest visits to our hotels.			
Increased desire for green hotels could have a material negative impact on IHG revenues	**Short-term (1-5 years)** **Potentially material impact**	There is a greater demand for green hotels and higher revenue exposure in the short-, medium- and long-term under a 1.5°C scenario, relative to 2°C, as both business and leisure customers act early to begin to seek more eco-friendly options. In 2021/22, we have seen a significant increase in interest from corporate customers in sustainability with 60% of RFPs including ESG requirements. To help us continue to meet guest expectations, we have been working to improve the environmental credentials of our hotels (see page 22 of our Responsible Business Report for more information on our Journey to Tomorrow programme).	We will collect customer data on attitudes toward green travel and continue to monitor and engage in industry-wide forums to drive standardisation of the definition of sustainable hotel experiences. We will explore and develop support pathways for hotels to obtain third-party certifications. We will improve our hotel data collection and reporting methodology to improve the scope and accuracy of ESG information we can provide to our B2B customers and meet online travel agency and search engine criteria for sustainable hotels. We will improve our sustainable stay, meeting room and events offerings.
Impact We anticipate demand for green hotels will increase under a 1.5°C scenario, which may present a risk to IHG's revenues, if our hotels are unable to meet growing customer demands for sustainable stays.			

Carbon pricing

We have also conducted a carbon price exposure assessment to help us understand our potential exposure to carbon pricing legislation. This assessment looked at our existing GHG emissions and how they could change over time, and applied a projected carbon price under a 1.5°C scenario to quantify the potential financial exposure we could face both at Group level and at the individual hotel level. We have considered opportunities for us to use internal carbon prices through different mechanisms already available in the business to ensure such a measure can be effectively embedded into our business to influence decision-making at every level, including informing the decisions of our owners. We have also developed a marginal abatement cost curve (MACC) to ensure the internal price we set on carbon is enough to support us in achieving the decarbonisation needed to meet our ambitious 1.5°C SBT. The outputs of this work will help to inform the best way to implement an internal price on carbon and will be used to drive action across our business by investigating how various GHG reduction initiatives could deliver financial benefit by mitigating the risks associated with carbon pricing.

Metrics and targets

To help us to monitor and track progress against our climate commitments, we are developing metrics and targets to align with the TCFD's recommendations.

We use the GHG Protocol for our GHG accounting and report in line with the Sustainability Accounting Standards Board (SASB). Where our metrics and targets are still in progress, we have provided detail in the below table on our ongoing work to develop them for disclosure in future reporting.

TCFD cross-industry metric category	Our approach
GHG emissions	**Target** Our SBT: to reduce absolute GHG emissions from our Scope 1 and 2, and Scope 3 emissions from our fuel and energy-related activities (FERA) and franchise estate by 46% by 2030 from a 2019 base year. **Metric** See pages 237 to 239 for our absolute Scope 1, 2 and 3 (from FERA and franchise) GHG emissions
Transition risks	We completed scenario analysis in 2021 and identified which transition risks are more likely to have a material impact on our business relative to physical risks. During 2022, we refreshed our scenario analysis to investigate our most material climate-related risks under a 1.5°C scenario (see section Climate risk-management and strategy on pages 58-60 for more details).
Physical risks	Our business model helps to protect us from physical risk exposure due to our asset-light and geographically diverse structure. However, we have performed initial analysis and are improving data collection methods to continually monitor physical risks over time (see pages 59-60 for more details).
Climate-related opportunities	We have identified climate-related opportunities including energy efficiency and a consequent reduction in energy costs to our owners that are supported by our energy reduction metrics and targets (see pages 58 and 59 for more details).
Capital deployment	We are continuing to use tools such as Green Engage to collect data and the HERO tool to analyse and inform data-driven decisions across our portfolio. These will help us and our hotel owners to better understand the expected cost associated with delivering on our decarbonisation ambitions over time. This is likely to be the biggest climate-related requirement for capital deployment for IHG and our owners.
Internal carbon prices	We have engaged with third-party experts to identify and assess the most appropriate ways to incentivise decarbonisation across our portfolio of hotels using an internal carbon price (see section above on carbon pricing for more details).
Remuneration	The 2023-2025 cycle for LTIP will include a new ESG measure, part of which will be targets related to decarbonisation actions.

Key performance indicators (KPIs)

Our KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They are organised around our strategy, which articulates our purpose, ambition and priorities (see page 18). KPIs are reviewed annually by senior management to ensure continued alignment to our strategy and are included in internal reporting and regularly monitored.

Measures included are those considered most relevant in assessing the performance of the business and relate to our growth agenda and commitment to our key stakeholders including owners, guests, employees, shareholders and the communities in which we work. KPIs should be read in conjunction with the other sections of the Strategic Report, and where applicable, references to specific relevant topics are noted against each KPI.

A guide to this KPI section

Link between KPIs and Director remuneration
While performance continued to recover from the impact of Covid-19 in 2022 as restrictions were lifted, our long-term focus remained to deliver high-quality growth and, as in prior years, Directors' remuneration for 2022 was directly related to key aspects of our strategy. The following indicates which KPIs have impacted Directors' remuneration:

For more information on Directors' remuneration, see pages 114 to 136.

[A] Annual Performance Plan
• 70% was linked to operating profit from reportable segments[a]
• 15% was linked to strategic focus on net system size growth through openings
• 15% was linked to strategic focus on future net system size growth through signings

[LT] Long Term Incentive Plan
• 30% was linked to Total Shareholder Return
• 30% was linked to relative net system size growth
• 20% was linked to total gross revenue growth
• 20% was linked to cash flow generation

Link to our strategy
Our four strategic priorities are core to our success and represented as follows:

 Build loved and trusted brands

 Customer centric in all we do

 Create digital advantage

 Care for our people, communities and planet

KPIs

Net rooms supply
Net total number of rooms in the IHG System.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 18).



Year	Net rooms supply
2022	911,627
2021	880,327
2020	886,036
2019	883,563
2018	836,541

Signings
Gross total number of rooms added to the IHG pipeline.

Continued signings secure the future growth of our system and continued efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 18).





Year	Signings
2022	80,338
2021	68,870
2020	56,146
2019	97,754
2018	98,814

2022 status and 2023 priorities

2022 status
Net system size growth of 3.6% included 12,402 rooms opened as Iberostar Beachfront Resorts; adjusted net system size growth of 4.3% excludes the impact of ceasing operations in Russia. Gross system size growth was 5.6%; 4.2% excluding the Iberostar Beachfront Resorts additions.

Signings of 80,338 rooms (467 hotels) represented 16.7% growth on the prior year but was below pre-pandemic levels and particularly impacted by Covid-19 restrictions in Greater China. Total pipeline of 281,468 rooms increased by 3.9% compared to 2021, with more than 40% under construction.

Overall performance was driven by:

• Continued strength of the Holiday Inn Brand Family with 20,265 rooms opened and 23,056 rooms signed, representing nearly 30% of our rooms signings.

• 18,467 rooms signed for Iberostar Beachfront Resorts taking the total number of brands to 18.

• Progression with our Luxury & Lifestyle portfolio to 13% of system size and 20% of pipeline.

• Further growth of our recently launched brands with:

  – The continued global expansion of voco to around 100 open and signed hotels since the launch in 2018, across 29 countries.

  – Opened the first two Atwell Suites and grew the pipeline to 30 hotels.

  – Since the launch of Vignette Collection in 2021, 17 properties secured.

  – avid hotels has nearly 60 hotels open, and there are more than 140 further properties in the pipeline, as we develop avid hotels to be our next brand of scale.

2023 priorities
• Focus on our ambition to deliver industry-leading growth in our scale, with leading brands in the largest markets and segments.

• Scaling our home-grown brands; expand the growth of avid hotels and Atwell Suites in the Americas and voco and Vignette Collection globally.

• Expand our Luxury & Lifestyle offer through acquired brands Regent, Six Senses and Kimpton, and our recently launched Vignette Collection.

• Continue to explore further opportunities for growth through other commercial agreements.

KPIs

Global RevPAR[b] growth

Revenue per available room: rooms revenue divided by the number of room nights that are available.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 8). Definition of this key performance measure can be found on page 85.



2022 36.6%
2021 46.0%
-52.5% 2020
-0.3% 2019
2018 2.5%

Growth in underlying fee revenues[a]

Group revenue from reportable segments excluding revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions, stated at constant currency.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG's franchised and managed business (see page 11).



2022 28.2%
2021 37.7%
-45.0% 2020
2019 2.0%
2018 6.4%

Total gross revenue from hotels in IHG's System

Total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than for owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

The growth in gross revenue from IHG's System illustrates the value of our overall System to our owners (see page 11). Definition of this key performance measure can be found on page 85.

A
LT
2022 $25.8bn
2021 $19.4bn
2020 $13.5bn
2019 $27.9bn
2018 $27.4bn

Enterprise contribution to revenue

The percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG One Reward members that book directly at a hotel.

Enterprise contribution is one indicator of IHG value-add and the success of our technology platforms and our marketing, sales and loyalty distribution channels (see page 11).

2022 77%
2021 74%
2020 72%
2019 76%
2018 78%

2022 status and 2023 priorities

2022 status

- Strong growth in 2022 took RevPAR[b] to 97% of 2019 levels. This was driven by continued leisure strength supported by improvement in corporate and group bookings. The US and UK saw RevPAR[b] exceed 2019 performance, while other markets improved as travel restrictions eased.
- Through 2022 we have remained committed to supporting our owners to optimise revenues as we:
  - Launched a next-generation IHG mobile app to make it the platform of choice for IHG One Rewards members; optimised web and mobile booking to drive a better guest experience and improve conversion and direct bookings.
  - Differentiated our brands by continuing to focus on quality, design and innovation to meet evolving needs of guests and drive guest satisfaction while optimising for owner returns.
  - Simplified our pricing by reducing the number of available rates and introduced Advance Saver rate.
  - Optimised revenue by combining rooms and rates pages, simplifying pricing approach and reducing the number of clicks to book across all brands and booking channels.
  - Reduced pricing disparities and increased consumer confidence to book directly by consolidation of wholesale suppliers with one key supplier.
  - Enhanced revenue management systems to quickly identify and act on revenue opportunities using business intelligence and data.
  - Improved rate negotiations on behalf of our owners using IHG's centralised RFP processes, with more than 2,900 hotels now using the service.
  - Amplified data-driven, targeted campaigns and offers to appeal to our largest, fastest-growing and highest-value segments.
- Enterprise contribution improved to 77% in 2022, driven by robust growth in both digital and OTA channels on strong leisure demand. Digital channels benefitted from the relaunch of the mobile app and design enhancements on the website, leading to improved conversion rates. GDS was also a driver of enterprise contribution growth as corporate demand showed steady improvement through the year.
- Fully re-envisioned the loyalty programme and mobile app by reimagining every touchpoint to transform the guest and owner proposition, contributing to an acceleration in IHG One Rewards member enrolments and increased conversion rate.
- Launched Guest How You Guest, the largest campaign in a decade, to drive awareness of the IHG Hotels & Resorts masterbrand, the launch of IHG One Rewards, and our portfolio of brands.

2023 priorities

- Lead with our data-driven insights, including mobile and AI, to unlock opportunities and drive revenue-enhancing activities by digitising more areas of end-to-end self-service and enabling guests to own their booking experience.
- Leverage enhanced global reservations system (GRS) capabilities to deliver attribute pricing and stay enhancements, maximising revenue generation to owners by leveraging the unique attributes of their inventory.
- Continue to develop our digital-first approach, leveraging cloud-based technology to help owners and hotel colleagues better understand and drive the business.
- Further expand and strengthen our IHG Hotels & Resorts masterbrand to better promote our portfolio of brands.
- Build on the 2022 relaunch of IHG One Rewards to drive innovation and support the growth and engagement of loyalty members, staying competitive in a dynamic market.
- Continue to increase contribution from IHG One Rewards members and optimise our mobile and web channels to drive direct bookings.
- Drive groups and meetings revenue by continuing to expand our third-party agency and technology partnerships to enable our property sales teams to increase existing and acquire new business.

[a] Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 85 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 232.

[b] Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.

Key performance indicators (KPIs) continued

KPIs

2022 status and 2023 priorities

Guest Love
IHG's guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor our ability to deliver an experience that meets and exceeds guests' expectations (see page 50 for details).



2022	**78.6%**
2021	78.9%
2020	81.6%
2019	82.4%
2018	81.7%

2022 status
- Guest satisfaction of 78.6% dropped slightly compared to 2021 reflecting challenges such as labour shortages as the industry continues to recover from Covid-19 impacts.
- Externally measured Guest Satisfaction Index (GSI) achieved scores above 100 in 2022 (meaning we outperformed our competitors) on improvements in our online social ratings from guests and the travel community.
- Continued efforts to ensure a consistent high-quality experience for each of our brands, including improvements in food & beverage, hotel condition and service.
- Launched a new mobile app to support guests with desired digital experiences.
- Rolled out the new loyalty programme, IHG One Rewards, with extensive in-hotel training to deliver upgraded loyalty experience.

2023 priorities
- Maintain a high focus on guest satisfaction across our entire portfolio with particular emphasis on quality and service standards.
- Continue to invest in brands, including service, brand hallmarks and food & beverage.
- Continue to invest in digital experiences to enhance the guest journey from booking through check-out.

Fee margin[a]
Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned, leased and managed lease hotels, significant liquidated damages, the results of the Group's captive insurance company and exceptional items.

Our fee margin progression indicates the profitability of our fee revenue growth and benefit of our asset-light business model (see page 10).



2022	**56.2%**
2021	49.6%
2020	34.1%
2019	54.1%
2018	53.3%

2022 status
- Strong recovery in trading taking fee revenue to 4% below 2019 levels, combined with disciplined cost management and sustainable savings embedded through 2020 and 2021 resulted in a fee margin of 56.2%, 2.1%pts above 2019 levels.

2023 priorities
- Continue to be agile and thoughtfully reinvest in the business to drive growth, continuing to expand margin over the long term.
- Achieve further operational efficiencies through greater application of technology and process enhancements.

Adjusted free cash flow[a]
Cash flow from operating activities excluding payments of contingent purchase consideration, less purchase of shares by employee share trusts, maintenance capital expenditure and lease payments.

Adjusted free cash flow provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 12). It is a key component in measuring the ongoing viability of our business (see page 52).



2022	**$565m**
2021	$571m
2020	$29m
2019	$509m
2018	$611m

2022 status
- Adjusted free cash flow[a] was an inflow of $565m, consistent with the prior year driven by an improvement in operating profit from reportable segments[a] offset by tax paid and other working capital movements. Closing liquidity was $2,224m.

2023 priorities
- Deliver consistent, sustained growth in cash flow.
- Control capital deployment in line with business priorities.

[a] Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 85 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 232.

KPIs	2022 status and 2023 priorities

Employee engagement survey scores

Colleague HeartBeat survey, completed by IHG employees or those colleagues who are employed at managed or managed lease hotels (excluding our joint ventures).

We measure employee engagement to monitor risks relating to talent (see page 50) and to help us understand the issues that are relevant to our people as we build a diverse and inclusive culture (see page 29).


2022 86.0%
2021 85.0%
2020 79.0%
2019 87.0%
2018 86.0%

2022 status

- In 2022, the score of 86% improved on last year and was 8% higher than external benchmarks.
- Prioritised employee development and retention activities:
  - Rolled out a new Leadership Development offering for directors and managers and finalised a programme for senior leaders.
  - Launched a new learning technology platform to support the rollout of an enhanced learning offering and a new learning subscription model, capable of supporting more personalised development opportunities.
- Delivered on diversity, equity and inclusion (DE&I) initiatives:
  - Extended our conscious inclusion training to additional frontline colleagues.
  - Expanded our Employee Resource Groups (ERG) membership and presence globally.
  - Further raised our representation of diverse leaders across our Senior Leadership populations.
- Continued to focus on employee wellbeing:
  - Established regular touchpoints to encourage employees to take care of their mental health.
  - Marked World Mental Health Day with global webinars and a video series.
- Invested in HR systems including our Talent Attraction capabilities with the relaunch of an updated Employer Value Proposition, refreshed our careers site and increased social and paid media activities.

2023 priorities

- Continue to build an inclusive culture and maintain a strong focus on increasing the diversity of our leadership and talent pipelines.
- Focus on enabling effective decision-making to support organisational agility and driving change.
- Roll out the Senior Leadership development strategy, focusing on the growth of our top leaders.
- Continue to focus on technology to enable better infrastructure and create digital advantage.

IHG® Academy

Number of people participating in IHG Academy programmes.

Sustained participation in the IHG Academy indicates the strength of our progress in creating career building opportunities and engagement with the communities in which we operate (see page 33).


2022 7,431
2021 5,815
2020 3,277
2019 15,081
2018 13,531

2022 status

- Completed global release of IHG Skills Academy, a virtual learning platform, offering both the system and core content in multiple languages.
- Increased the number of IHG Skills Academy users and partnerships.
- Internships and work experience placements across hotels and corporate functions, utilising both in-house experiences and virtual solutions.

2023 priorities

- Increase the number of internships and work experiences through IHG Academy compared to 2022.
- Update and re-communicate the IHG Academy offering to hotel and corporate functions, and on the IHG Skills Academy activation within their local communities.
- Raise awareness of IHG Skills Academy to increase skills training opportunities and maximise IHG Academy participants.

Absolute carbon footprint

Our global carbon reduction target is to reduce GHG emissions by 46% by 2030 across our Scope 1 and 2 GHG emissions, and our Scope 3 GHG emissions covering both our FERA and franchise estate, based on our 2019 carbon footprint (see pages 61 and 237 for further information).

This target has been validated by the Science Based Targets initiative (SBTi) as being consistent with climate science and the Paris Agreement to limit global temperature rise to 1.5°C above pre-industrial levels, helping to prevent the worst impacts of climate change. We work with our hotels to drive energy efficiency and carbon reductions across our estate and deliver our target.


2022 6.2m tCO2e
2021 5.7m tCO2e
2020 4.5m tCO2e
2019 6.4m tCO2e

2022 status

- At the end of 2022, our absolute carbon footprint reduced by 3.4% against our 2019 baseline, driven by our targeted work with owners to maximise energy efficiency as hotel demand recovers from Covid-19-related impacts.
- To facilitate progress we have set new energy-efficiency targets for all hotels and introduced a range of Energy Conservation Measures (ECMs) into brand standards, for implementation by the end of 2025.

2023 priorities

- Continue to roll out our decarbonisation roadmap focusing on energy-efficiency measures in the existing estate, transitioning to renewable energy and operating very low/zero-carbon new-build hotels.
- We are developing a suite of further ECMs for both existing and new-build hotels, which are expected to deliver future energy reductions. Our Long Term Incentive Plan for the 2023-25 cycle will include a new ESG measure, with targets related to decarbonisation actions.

Chief Financial Officer's review



Paul Edgecliffe-Johnson Chief Financial Officer & Group Head of Strategy



In the second half of 2022, RevPAR[a] and profitability recovered to pre-pandemic levels with strong cash generation funding additional returns to shareholders.

In 2022 we saw demand continue to return in most of our markets which, alongside strong pricing, led to Group RevPAR[a] being back close to 2019 levels and fee margin[b] ahead. In the second half of the year, we exceeded 2019 levels of both RevPAR[a] and profitability through disciplined cost management and targeted investments to support growth.

Trading performance
The investments we have made in our enterprise platform helped our owners to capture demand and grow their business, resulting in RevPAR[a] recovering to 97% of 2019 levels.

Trading improved sequentially in each quarter of 2022 such that by the fourth quarter, RevPAR[a] was 4% ahead of 2019, supported by continued strong leisure demand and the steady increase in business and group travel.

Regional performance varied, with Americas RevPAR[a] ahead of 2019 levels, EMEAA experiencing a strong recovery as travel restrictions eased through the year and trading in Greater China fluctuating due to intermittent Covid-19-related travel restrictions.

We worked closely with our owners to optimise staffing and to control costs through the challenges of a rapid recovery of demand in many markets in an environment of high inflation.

System growth
Gross system growth of 5.6%, or 4.2% excluding openings under the Iberostar Beachfront Resorts brand, demonstrates the significant strengthening of our brand portfolio over the past five years.

Adjusted net system size growth of 4.3% (2.9% excluding Iberostar Beachfront Resorts), which excludes the removals related to our exit from Russia, demonstrates an ongoing commitment to quality and consistency across our brands.

Operating profit
Operating profit of $628m improved from $494m in 2021. Operating profit from reportable segments[b] recovered to $828m, up 55% on 2021. The recovery in revenue combined with our disciplined approach to cost management has resulted in fee margin[b] of 56.2%, 2.1%pts above 2019.

We achieved this while continuing to invest, including in infrastructure to support Luxury & Lifestyle as we increase exposure to this high fee income segment, enhancing core HR systems and beginning the integration of Iberostar Beachfront Resorts.

Cash generation and liquidity
We generated net cash from operating activities of $646m and adjusted free cash flow[b] of $565m, broadly in line with 2021. Through the year, we paid $233m in ordinary dividends and $482m related to share buybacks. By the end of the year, our net debt: adjusted EBITDA[b] ratio reduced to 2.1x, beneath the 2.5-3.0x range we aim to maintain. We also strengthened the Group's liquidity position by entering into a new $1.35bn syndicated bank revolving credit facility in April.

After reinstating dividends for 2021, and shareholder returns in 2022, the Board has proposed a final dividend of 94.5¢, +10% vs 2021, taking the total dividend for the year to 138.4¢. The Board has also proposed a further share buyback programme to return an additional $750m to shareholders.

Our uses of cash remain unchanged: ensuring the business is appropriately invested in to optimise growth; funding a sustainably growing dividend; and then returning excess funds to shareholders.

Future growth and 2023 priorities
While there are economic uncertainties heading into 2023, we expect the further return of business and group travel along with continued strength in leisure demand.

We continue to prioritise investment across our own resources, and those of the System Fund, to deliver on our ambition. The 1,800 hotels in our pipeline represent future growth of over 30% of today's system size. We will continue our multi-year investment behind our brand portfolio, loyalty programme and revenue-generating technology platforms and remain focused on improving returns for owners through demand delivery and operational efficiencies, while managing the pressure of underlying cost inflation and achieving our sustainability targets.

We look forward with confidence with a proven business model delivering strong cash generation that is funding a sustainably growing ordinary dividend and additional returns to shareholders.



Paul Edgecliffe-Johnson
Chief Financial Officer
& Group Head of Strategy

---

[a] Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.

[b] Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 85 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 232.

Performance
Group

Group Income Statement summary

	2022 $m	2021 $m	2022 vs 2021 % change	2020 $m	2021 vs 2020 % change
				12 months ended 31 December	
Revenue[a]					
Americas	**1,005**	774	29.8	512	51.2
EMEAA	**552**	303	82.2	221	37.1
Greater China	**87**	116	(25.0)	77	50.6
Central	**199**	197	1.0	182	8.2
Revenue from reportable segments[b]	**1,843**	1,390	32.6	992	40.1
System Fund revenues	**1,217**	928	31.1	765	21.3
Reimbursement of costs	**832**	589	41.3	637	(7.5)
Total revenue	**3,892**	2,907	33.9	2,394	21.4
Operating profit[a]					
Americas	**761**	559	36.1	296	88.9
EMEAA	**152**	5	NM[c]	(50)	NM[c]
Greater China	**23**	58	(60.3)	35	65.7
Central	**(108)**	(88)	22.7	(62)	41.9
Operating profit from reportable segments[b]	**828**	534	55.1	219	143.8
Analysed as:					
Fee business excluding Central	**917**	658	39.4	340	93.5
Owned, leased and managed lease	**19**	(36)	NM[c]	(59)	(39.0)
Central	**(108)**	(88)	22.7	(62)	41.9
System Fund result	**(105)**	(11)	854.5	(102)	(89.2)
Operating profit before exceptional items	**723**	523	38.2	117	347.0
Operating exceptional items	**(95)**	(29)	227.6	(270)	(89.3)
Operating profit/(loss)	**628**	494	27.1	(153)	NM[c]
Net financial expenses	**(96)**	(139)	(30.9)	(140)	(0.7)
Analysed as:					
Adjusted interest expense[b]	**(122)**	(142)	(14.1)	(130)	9.2
System Fund interest	**16**	3	433.3	4	(25.0)
Exceptional financial expenses	**–**	–	–	(14)	–
Foreign exchange gains	**10**	–	–	–	–
Fair value gains on contingent purchase consideration	**8**	6	33.3	13	(53.8)
Profit/(loss) before tax	**540**	361	49.6	(280)	NM[c]
Tax	**(164)**	(96)	70.8	20	NM[c]
Analysed as:					
Tax before exceptional items, foreign exchange gains and System Fund[b]	**(194)**	(125)	55.2	(32)	290.6
Tax on foreign exchange gains	**4**	–	–	–	–
Tax on exceptional items and exceptional tax	**26**	29	(10.3)	52	(44.2)
Profit/(loss)	**376**	265	41.9	(260)	NM[c]
Adjusted earnings[d]	**511**	269	90.0	57	371.9
Basic weighted average number of ordinary shares (millions)	**181**	183	(1.1)	182	0.5
Earnings/(loss) per ordinary share					
Basic	**207.2¢**	145.4¢	42.5	(142.9)¢	NM[c]
Adjusted[b]	**282.3¢**	147.0¢	92.1	31.3¢	369.6
Dividend per share	**138.4¢**	85.9¢	61.1	–¢	–
Average US dollar to sterling exchange rate	**$1: £0.81**	$1: £0.73	11.0	$1 £0.78	(6.4)

[a] Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

[b] Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 226 to 232.

[c] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

[d] Adjusted earnings as used with adjusted earnings per share, a non-GAAP measure.

Performance continued
Group continued

Highlights for the year ended 31 December 2022
Trading improved in each quarter of 2022, with Group comparable RevPAR[a] exceeding pre-pandemic levels in the third and fourth quarters alongside the continued lifting of Covid-19-related travel restrictions. Both the Americas and EMEAA saw strong sequential improvement, and full year RevPAR[a] exceeded pre-pandemic levels in the US and UK. Trading continued to be driven by strong leisure demand, which was supported by improvement in both corporate and group bookings in the second half of the year. Greater China remained impacted by localised travel restrictions for much of the year.

Revenue
Group comparable RevPAR[a] improved year-on-year by 60.8% in the first quarter, then grew 43.9% in the second quarter, 27.8% in the third quarter, 25.6% in the fourth quarter and 36.6% in the full year. When compared to the pre-pandemic levels of 2019, Group comparable RevPAR[a] declined 17.7% in the first quarter and 4.5% in the second quarter, then grew 2.7% in the third quarter and 4.1% in the fourth quarter, with the full year 3.3% below 2019. Overall, average daily rate strengthened to 8.2% ahead of 2019 and occupancy continued to recover to 7.4%pts below 2019 levels.

Our other key driver of revenue, net system size, increased by 3.6% year-on-year to 911.6k rooms, impacted by the removal of 6.5k rooms in the first half of the year relating to the ceasing of operations in Russia. Adjusting for this, net system size increased 4.3%.

Total revenue increased by $985m (33.9%) to $3,892m, including a $243m increase in cost reimbursement revenue. Revenue from reportable segments[b] increased by $453m (32.6%) to $1,843m, driven by the improved trading conditions. Underlying revenue[b] increased by $509m to $1,817m, with underlying fee revenue[b] increasing by $317m. Owned, leased and managed lease revenue increased by $157m.

Operating profit and margin
Operating profit improved by $134m from $494m to $628m, including a $66m increase in charges from operating exceptional items and a $94m increase in the reported System Fund loss.

Operating profit from reportable segments[b] increased by $294m (55.1%) to $828m, with fee business operating profit increasing by $239m (41.9%) to $809m, due to the improvement in trading which drove a $41m increase in incentive management fees to $103m. Owned, leased and managed lease operating profit improved from a $36m loss to a $19m profit on continued growth in Americas and EMEAA. Underlying operating profit[b] increased by $282m (52.5%) to $819m.

Fee margin[b] increased by 6.6%pts over the prior year (2.1%pts above 2019) to 56.2% benefitting from the improvement in trading and ongoing disciplined cost management, including sustaining $75m of the cost savings achieved in 2021.

The impact of the movement in average USD exchange rates for 2021 compared to 2022 netted to a nil impact on operating profit from reportable segments[b] when calculated as restating 2021 figures at 2022 exchange rates, but negatively impacted operating profit from reportable segments[b] by $17m when applying 2021 rates to 2022 figures. This difference is due to high growth in non-US dollar markets in 2022, meaning that 2022 operating profit from reportable segments would be $17m higher if foreign exchange rates had remained constant with 2021.

If the average exchange rate during January 2023 had existed throughout 2022, the 2022 operating profit from reportable segments[b] would have been $9m lower.

System Fund
The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, reservations and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

In the year to 31 December 2022, System Fund revenues increased $289m (31.1%) to $1,217m, primarily driven by the continued recovery in travel demand yielding higher assessment revenues.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's cash position and the Group's capacity to invest.

The reported System Fund loss increased by $94m to $105m, reflecting increased investments in consumer marketing, loyalty and direct channels, largely driven by the re-launch of the Group's loyalty programme and higher levels of Reward Night redemptions, which offset the increase in assessment income.

Reimbursement of costs
Cost reimbursement revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark-up, this revenue and related expenses have no impact on either our operating profit or net profit for the year.

In the year to 31 December 2022, reimbursable revenue increased by $243m (41.3%) to $832m. Over 90% of the increase was in the US and Canada reflecting the overall recovery in trading conditions.

Operating exceptional items
Exceptional items are identified by virtue of their size, nature or incidence and are excluded from the calculation of adjusted earnings per ordinary share[b] as well as other Non-GAAP measures (see Use of Non-GAAP measures, pages 226 to 232) in order to allow a better understanding of the underlying trading performance and trends of the Group and its reportable segments. Examples of exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs.

Operating exceptional items totalled a charge of $95m, driven by the following items:

- the costs and impairment charges of ceasing operations in Russia ($17m);
- commercial litigation and disputes ($28m);
- impairment reversals ($22m) reflecting improved trading conditions in both the Americas and EMEAA regions;
- impairment charges ($12m) relating to one hotel in the EMEAA region; and
- shares of losses from the Barclay associate ($60m) arising from an allocation of expenses in excess of the Group's percentage share.

Further information on exceptional items can be found in note 6 to the Group Financial Statements.

[a] Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.

[b] Definitions for Non-GAAP revenue and operating profit measures can be found on pages 85 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 232.

Net financial expenses
Net financial expenses decreased to $96m from $139m. Adjusted interest[b], as reconciled on page 231, and which excludes exceptional finance expenses and foreign exchange gains and adds back interest relating to the System Fund, decreased by $20m to an expense of $122m. The decrease in adjusted interest[b] was primarily driven by favourable impacts of FX rates on the sterling bonds and an increase in interest received on deposits, offset by an increase in interest payable to the System Fund.

Financial expenses include $82m (2021: $91m) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $29m (2021: $29m).

Fair value gains on contingent purchase consideration
Contingent purchase consideration arose on the acquisition of Regent. The gain of $8m (2021: $6m of which $1m related to Regent and $5m to contingent consideration no longer payable) relates to a favourable movement in the bond rates used in the valuation. The total contingent purchase consideration liability at 31 December 2022 is $65m (31 December 2021: $73m).

Taxation
The effective rate of tax on profit before exceptional items, foreign exchange gains and System Fund[a] was 27% (2021: 31%); this was lower than 2021 largely due to the improved profit base. An overall $26m tax credit ($33m current tax credit and a $7m deferred tax charge) arose in respect of exceptional items (2021: $29m credit). Further information on tax within exceptional items can be found in note 6 to the Group Financial Statements. Net tax paid in 2022 totalled $211m (2021: $86m); the 2021 comparative included $15m of tax refunds, of which there were none in 2022. The Group continued to recognise significant deferred tax assets of $109m (2021: $127m) in the UK in respect of revenue losses and other temporary differences. Further information on tax can be found in note 8 to the Group Financial Statements.

IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. The approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. The IHG Audit Committee reviews IHG's approach to tax annually, including consideration of the Group's current tax profile. Further information on tax can be found in note 8 to the Group Financial Statements.

 IHG's Approach to Tax policy is available at **www.ihgplc.com/responsible-business** under policies

Earnings per ordinary share
The Group's basic earnings per ordinary share is 207.2¢ (2021: 145.4¢). Adjusted earnings per ordinary share[a] increased by 135.3¢ to 282.3¢.

Dividends and returns
The Board is proposing a final dividend of 94.5¢ in respect of 2022, which is growth of 10% on 2021. An interim dividend of 43.9¢ was resumed and paid in October 2022. The total dividend for the year would therefore be 138.4¢, representing an increase of 61% as no interim dividend was paid in 2021. The ex-dividend date is Thursday 30 March 2023 and the Record Date is Friday 31 March. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on 26 April 2023, calculated based on the average of the market exchange rates for the three working days commencing 21 April 2023. Subject to shareholder approval at the AGM on Friday 5 May 2023, the dividend will be paid on Tuesday 16 May 2023.

The dividend payments for 2022 will have returned close to $250m to IHG's shareholders. An additional $500m of surplus capital was returned to shareholders through a share buyback programme that concluded in January 2023. This repurchased 9,272,994 shares at an average price of £46.57 per share and reduced the total number of voting rights in the Company by 5.0%.

The Board has also announced a further share buyback programme to return an additional $750m to shareholders in 2023.

Share price and market capitalisation
The IHG share price closed at £47.44 on Friday 30 December 2022, down 0.8% from £47.81 on 31 December 2021. The market capitalisation of the Group at the year-end was £8.3bn.

For discussion of 2021 results, and the changes compared to 2020, refer to the 2021 Annual Report and Form 20-F.

 **www.ihgplc.com/investors** under Annual Report

[a] Definitions for Non-GAAP revenue and operating profit measures can be found on pages 85 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 232.

Accounting principles
The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 158 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6 on page 175 to 178 of the Group Financial Statements.

Performance continued
Group continued

Adjusted EBITDA[b] reconciliation

			12 months ended 31 December		
	2022 $m	2021 $m re-presented[a]	2022 vs 2021 $m change	2020 $m re-presented[a]	2021 vs 2020 $m change
Cash flow from operations	**961**	848		308	
Cash flows relating to exceptional items	**43**	12		87	
Impairment loss on financial assets	**(5)**	–		(40)	
Other non-cash adjustments to operating profit/loss[c]	**(61)**	(71)		(60)	
System Fund result	**105**	11		102	
System Fund depreciation and amortisation	**(86)**	(94)		(62)	
Other non-cash adjustments to System Fund result	**(24)**	(6)		(97)	
Working capital and other adjustments	**(101)**	(110)		27	
Capital expenditure: contract acquisition costs (key money), net of repayments	**64**	42		64	
Adjusted EBITDA[b]	**896**	632	264	329	303

Group Cash Flow summary

			12 months ended 31 December		
	2022 $m	2021 $m	2022 vs 2021 $m change	2020 $m	2021 vs 2020 $m change
Adjusted EBITDA[b]	**896**	632	264	329	303
Working capital and other adjustments	**101**	110		(27)	
Impairment loss on financial assets	**5**	–		40	
Non-cash adjustments to operating profit/loss[c]	**61**	71		60	
System Fund result	**(105)**	(11)		(102)	
Non-cash adjustments to System Fund result	**110**	100		159	
Capital expenditure: contract acquisition costs (key money) net of repayments	**(64)**	(42)		(64)	
Capital expenditure: maintenance	**(44)**	(33)		(43)	
Cash flows relating to exceptional items	**(43)**	(12)		(87)	
Net interest paid	**(104)**	(126)		(130)	
Tax paid	**(211)**	(86)		(41)	
Principal element of lease payments	**(36)**	(32)		(65)	
Purchase of shares	**(1)**	–		–	
Adjusted free cash flow[b]	**565**	571	(6)	29	542
Capital expenditure: gross recyclable investments	**(15)**	(5)		(6)	
Capital expenditure: gross System Fund capital investments	**(35)**	(19)		(35)	
Deferred purchase consideration paid	**–**	(13)		–	
Disposals and repayments, including other financial assets	**16**	58		18	
Distributions from associates and joint ventures	**–**	–		5	
Other items	**–**	–		3	
Repurchase of shares, including transaction costs	**(482)**	–		–	
Dividends paid to shareholders	**(233)**	–		–	
Net cash flow before other net debt movements	**(184)**	592	(776)	14	578
Add back principal element of lease repayments	**36**	32		65	
Exchange and other non-cash adjustments	**178**	24		57	
Decrease in net debt[b]	**30**	648	(618)	136	512
Net debt[b] at the beginning of the year	**(1,881)**	(2,529)		(2,665)	
Net debt[b] at the end of the year	**(1,851)**	(1,881)	30	(2,529)	648

a   The definition and reconciliation of adjusted EBITDA has been amended to reconcile to the nearest GAAP measure, cash flow from operations, reflecting that adjusted EBITDA is primarily used by the Group as a liquidity measure. The value of adjusted EBITDA is unchanged.

b   Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 226 to 232.

c   2020 excludes $48m related to trade deposits and loans which were recognised as exceptional items.

Cash flow from operations

For the year ended 31 December 2022, cash flow from operations was $961m, an increase of $113m on the previous year, primarily reflecting the increase in operating profit. Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure and ordinary dividend payments of the Group.

Adjusted free cash flow[a]

Adjusted free cash flow[a] was an inflow of $565m, consistent with the prior year of $571m. Adjusted EBITDA[a] increased by $264m due to improved trading in the year and was offset by an increase in tax paid of $125m and an increase in the System Fund reported loss of $94m. Working capital and other adjustments includes $108m of cash inflow related to deferred revenue, driven primarily by the loyalty programme. Exceptional cash costs of $43m includes the cost of ceasing operations in Russia and payments relating to commercial litigation and disputes.

Net and gross capital expenditure

Net capital expenditure[a] was $59m (2021: $50m inflow) and gross capital expenditure[a] was $161m (2021: $100m). Gross capital expenditure[a] comprised: $111m maintenance capex and key money, $15m gross recyclable investments, and $35m System Fund capital investments. Net capital expenditure[a] includes the offset from $13m proceeds from other financial assets, $3m net disposal proceeds, $3m key money repayments and $83m System Fund depreciation and amortisation[b].

Net debt[a]

At 31 December 2022, net debt[a] was $1,851m (31 December 2021: $1,881m), including favourable net foreign exchange of $230m driven by translation of the Group's sterling bond debt, offset by $52m of other non-cash adjustments. There were $715m of payments related to ordinary dividends and the share buyback.

Balance sheet

	2022 $m	2021 $m
Goodwill and other intangible assets	1,144	1,195
Other non-current assets	1,394	1,455
Cash and cash equivalents	976	1,450
Other current assets	702	616
Total assets	**4,216**	4,716
Loans and other borrowings	(2,396)	(2,845)
Other current liabilities	(1,489)	(1,332)
Other non-current liabilities	(1,939)	(2,013)
Total liabilities	**(5,824)**	(6,190)
Net liabilities	**(1,608)**	(1,474)

Net liabilities

The Group had net liabilities of $1,608m at 31 December 2022 ($1,474m at 31 December 2021). In accordance with accounting standards, the Group's internally developed brands are not recorded on the Group's balance sheet, and its asset light business model means that most properties from which income is derived are not owned. This does not have an impact on the ability of the Group to raise external funding or the dividend capacity of the Group.

Goodwill and other intangible assets

Goodwill and other intangible assets total $1,144m. This was a decrease of $51m compared to the prior year. Goodwill and brands have a total net book value of $774m as at 31 December 2022 ($780m as at 31 December 2021). Brands relate to the acquisitions of Kimpton, Regent and Six Senses. They are each considered to have an indefinite life given their strong brand awareness and reputation, and management's commitment to continued investment in their growth. Goodwill and brands are allocated to cash generating units (CGUs), and they are tested annually for impairment, with no impairment recognised in 2022 given the recoverable amounts of the CGUs exceeded their carrying value. The movement in the year is due to exchange rates.

Remaining intangible assets relate to software ($339m), management agreements ($21m) and other intangible assets ($10m).

Working capital

Trade receivables increased by $94m, from $399m at 31 December 2021 to $493m, primarily due to improved trading in the last quarter of 2022 compared to the last quarter of 2021. Current trade and other payables increased by $118m, primarily driven by an increase of trade payables of $43m due to higher marketing and other spend compared to 2021 and $29m related to the share repurchase programme. Deferred revenue increased by $111m, driven by an increase in the future redeemable points balance related to the loyalty programme.

Cash and borrowings

Net debt[a] of $1,851m (2021: $1,881m) is analysed by currency as follows:

	2022 $m	2021 $m
Borrowings		
Sterling*	2,378	2,860
US dollar	416	431
Euros	4	5
Other	29	35
Cash and cash equivalents		
Sterling	(380)	(532)
US dollar	(494)	(756)
Euros	(15)	(18)
Canadian dollar	(7)	(7)
Chinese renminbi	(37)	(105)
Other	(43)	(32)
Net debt[a]	**1,851**	1,881
Average net debt level	**1,763**	2,334

* Including the impact of currency swaps.

Cash and cash equivalents includes $24m (2021: $77m) that is not available for use by the Group due to local exchange controls, $11m (2021: $9m) which is restricted for use on capital expenditure under hotel lease agreements and $12m (2021: $nil) subject to contractual and regulatory restrictions (reclassed to cash and cash equivalents in 2022) which were previously presented within other financial assets.

 Information on the maturity profile and interest structure of borrowings is included in notes 21 to 23 to the Group Financial Statements.

Borrowings included bank overdrafts of $55m (2021: $59m), which were matched by an equivalent amount of cash and cash equivalents under the Group's cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US, and the matching overdrafts are held by the Group's central treasury company in the UK.

 Information on the Group's approach to allocation of capital resources can be found on pages 12 and 13.

[a] Definitions for Non-GAAP measures can be found on pages 85 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 232.

[b] Excluding $3m depreciation of right-of-use assets.

Performance continued
Group continued

Sources of liquidity

As at 31 December 2022, the Group had total liquidity of $2,224m (31 December 2021: $2,655m), comprising $1,350m of undrawn bank facilities and $874m of cash and cash equivalents (net of overdrafts and restricted cash). The reduction in total liquidity from December 2021 is primarily due to the overall net cash outflow before other net debt movements[a] of $184m and the repayment of $209m of bond debt.

The Group currently has $2,341m of sterling and euro bonds outstanding. The bonds mature in October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m). There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m. The Group currently has a senior unsecured long-term credit rating of BBB from Standard and Poor's.

In April 2022, IHG entered into a new $1.35bn syndicated bank revolving credit facility (RCF). The previous $1.275bn syndicated facility and $75m bilateral facility have been cancelled. The new five-year RCF matures in April 2027. Two one-year extension options are at the lenders' discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. These covenants now include the impact of IFRS 16, Leases, which was previously excluded due to 'frozen GAAP' treatment in the previous agreement. The new facility uses alternative reference rates instead of LIBOR. See note 23 to the Group Financial Statements for further information.

At 31 December 2022, the leverage ratio was 2.12x and the interest cover ratio was 8.22x. See note 23 to the Group Financial Statements for further information. The facility was undrawn at 31 December 2022.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements.

Off-balance sheet arrangements

At 31 December 2022, the Group had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include guarantees over loans made to facilitate third-party ownership of hotels of up to $50m and outstanding letters of credit of $55m. The Group may also be exposed to additional liabilities resulting from litigation and security incidents. See note 30 to the Group Financial Statements for further details.

Future cash requirements from contractual obligations

The Group's future cash flows arising from contractual commitments relating to long-term debt obligations (including interest payable), derivatives, lease liabilities and other financial liabilities are analysed in note 23 to the Group Financial Statements. Other cash requirements relate to future pension scheme contributions (see note 26 to the Group Financial Statements) and capital commitments (see note 29 to the Group Financial Statements).

The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

Disaggregation of total gross revenue[b] in IHG's System

Total gross revenue provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties. The definition of this key performance measure can be found on page 85.

	12 months ended 31 December		
	2022 $bn	2021 $bn	% change[c]
Analysed by brand			
InterContinental	**4.0**	2.7	50.8
Kimpton	**1.2**	0.7	62.6
Hotel Indigo	**0.7**	0.4	56.3
HUALUXE	**0.1**	0.1	2.3
Crowne Plaza	**3.0**	2.3	28.3
EVEN Hotels	**0.1**	0.1	65.2
Holiday Inn	**5.2**	4.0	29.5
Holiday Inn Express	**8.3**	6.5	26.0
Staybridge Suites	**1.2**	1.0	22.0
Candlewood Suites	**0.8**	0.7	12.9
Other	**1.2**	0.9	57.9
Total	**25.8**	19.4	33.1
Analysed by ownership type			
Fee business (revenue not attributable to IHG)	**25.4**	19.2	32.7
Owned, leased and managed lease (revenue recognised in Group income statement)	**0.4**	0.2	64.9
Total	**25.8**	19.4	33.1

Total gross revenue in IHG's system increased by 33.1% (36.8% increase at constant currency) to $25.8bn as a result of improved trading conditions in many markets throughout the year along with growth in the number of hotels in our system.

a   As shown in the Cash Flow summary on page 70.

b   Definitions for the key performance measures can be found in the Use of key performance measures and non-GAAP measures section, which can be found on pages 85 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 232.

c   Year-on-year percentage movement calculated from source figures.

Group hotel and room count

	Hotels		Rooms	
At 31 December	**2022**	Change over 2021	**2022**	Change over 2021
Analysed by brand				
Six Senses	**19**	(2)	**1,366**	(46)
Regent	**9**	2	**3,028**	838
InterContinental	**207**	3	**69,806**	404
Vignette Collection	**3**	2	**579**	433
Kimpton	**76**	1	**13,308**	25
Hotel Indigo	**143**	13	**18,454**	2,111
voco	**45**	14	**10,424**	2,979
HUALUXE	**21**	5	**5,983**	1,380
Crowne Plaza	**403**	(1)	**110,419**	(759)
EVEN Hotels	**22**	1	**3,180**	186
Holiday Inn[a]	**1,226**	8	**224,381**	(303)
Holiday Inn Express	**3,091**	75	**326,902**	9,573
avid hotels	**59**	11	**5,353**	1,073
Atwell Suites	**2**	2	**186**	186
Staybridge Suites	**314**	(1)	**33,961**	(345)
Candlewood Suites	**368**	7	**32,753**	728
Iberostar Beachfront Resorts[b]	**33**	33	**12,402**	12,402
Other[c]	**123**	–	**39,142**	435
Total	**6,164**	173	**911,627**	31,300
Analysed by ownership type				
Franchised	**5,202**	169	**656,431**	30,316
Managed	**946**	7	**250,977**	1,386
Owned, leased and managed lease	**16**	(3)	**4,219**	(402)
Total	**6,164**	173	**911,627**	31,300

Net system size increased by 3.6% year-on-year, or 4.3% when adjusting for the 0.7% impact of exiting Russia. 49,443 rooms (269 hotels) were opened in the year, 12% more than in 2021, including 12,402 rooms (33 hotels) under the Iberostar Beachfront Resorts brand.

In 2022, 96 hotels (18,143 rooms) left the IHG system, including 28 hotels (6,457 rooms) as part of ceasing operations in Russia. In 2021, 264 hotels (49,667 rooms) left the IHG system, including 151 Holiday Inn and Crowne Plaza hotels (34,345 rooms) as we concluded our review of these brands.

[a] Includes 28 Holiday Inn Club Vacations properties (8,822 rooms) (2021: 28 Holiday Inn Club Vacations properties (8,679 rooms)).

[b] Iberostar Hotels & Resorts joined IHG's system as part of a long-term commercial agreement.

[c] Includes eight open hotels that will be re-branded to voco and two open hotels that will be re-branded to Vignette Collection.

Total number of hotels

6,164

Total number of rooms

911,627

Performance continued
Group continued

Group pipeline

At 31 December	Hotels		Rooms	
	2022	Change over 2021	**2022**	Change over 2021
Analysed by brand				
Six Senses	**38**	5	**2,631**	207
Regent	**10**	2	**2,310**	372
InterContinental	**90**	11	**22,581**	2,902
Vignette Collection	**7**	7	**600**	600
Kimpton	**41**	6	**8,443**	1,591
Hotel Indigo	**119**	5	**19,851**	1,399
voco	**39**	1	**10,229**	139
HUALUXE	**21**	(2)	**5,350**	(695)
Crowne Plaza	**111**	15	**28,950**	3,689
EVEN Hotels	**31**	2	**5,279**	372
Holiday Inn[a]	**230**	(14)	**44,242**	(3,836)
Holiday Inn Express	**617**	(28)	**76,735**	(6,291)
avid hotels	**145**	(19)	**12,385**	(2,110)
Atwell Suites	**30**	7	**3,001**	726
Staybridge Suites	**162**	6	**17,995**	1,152
Candlewood Suites	**124**	31	**10,268**	2,503
Iberostar Beachfront Resorts[b]	**15**	15	**6,065**	6,065
Other[c]	**29**	12	**4,553**	1,723
Total	**1,859**	62	**281,468**	10,508
Analysed by ownership type				
Franchised	**1,313**	23	**163,311**	5,479
Managed	**545**	39	**118,002**	5,029
Owned, leased and managed lease	**1**	–	**155**	–
Total	**1,859**	62	**281,468**	10,508

At the end of 2022, the global pipeline totalled 281,468 rooms (1,859 hotels), a 3.9% increase of 10,508 rooms (62 hotels), as signings outpaced openings and attrition.

The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings increased from 437 hotels in 2021 to 467 hotels in 2022, and rooms increased from 68,870 in 2021 to 80,338 rooms in 2022, growth of 16.7%. Signings in 2022 included 159 hotels (23,056 rooms) for the Holiday Inn Brand Family and 48 hotels (18,467 rooms) for Iberostar Beachfront Resorts. Conversions represented around a quarter of signings in 2022 (excluding Iberostar Beachfront Resorts).

[a] Includes one Holiday Inn Club Vacations property (152 Rooms) (2021: nil Holiday Inn Club Vacations properties (nil rooms)).

[b] Iberostar Hotels & Resorts joined IHG's system as part of a long-term commercial agreement.

[c] Includes six voco pipeline hotels and five Vignette Collection pipeline hotels.

Total number of hotels in the pipeline

1,859

Total number of rooms in the pipeline

281,468

Americas



Elie Maalouf Chief Executive Officer, Americas



The strength of our brands and enterprise platform was on full display as guests trusted us with their stays and owners with their investment. From strong performances of our Essentials and Suites brands, to the addition of exceptional Luxury & Lifestyle properties and brand debuts in key markets, we continue to accelerate our growth.

Americas revenue 2022
($1,005m)



55%

Americas number of rooms
(515,496)



57%

Comparable RevPAR[a] movement on previous year
(12 months ended 31 December 2022)

Fee business

InterContinental	**85.7%**
Kimpton	**58.7%**
Hotel Indigo	**36.1%**
Crowne Plaza	**51.4%**
EVEN Hotels	**68.6%**
Holiday Inn	**32.3%**
Holiday Inn Express	**21.2%**
avid hotels	**30.2%**
Staybridge Suites	**18.7%**
Candlewood Suites	**11.6%**
All brands	**28.3%**

Owned, leased and managed lease

All brands	**63.7%**

voco and Holiday Inn Chicago Downtown



Industry performance in 2022

Industry RevPAR in the Americas increased by 35.5% compared to 2021 (increased by 7.7% against 2019), driven by continued recovery in Canada and Mexico and the relative strength of the luxury and upper upscale markets in the US. RevPAR in most markets across the Americas has recovered to 2019 levels, driven by improving average daily rates (up 19.3% over 2021), which exceeded pre-pandemic levels by more than 13%. Occupancy levels continued to recover in 2022 (increasing 7.3%pts from 2021) but remained behind pre-pandemic levels. Overall demand for hotel rooms increased by 14.3% and supply increased by 0.7%.

The US lodging industry reported the highest-ever RevPAR and average daily rate in 2022, with RevPAR increasing by 31.4% (increased by 7.7% against 2019) and average daily rate increasing by 19.1% compared to 2021. Room demand increased by 11.0% in 2022 while supply grew 0.6%, suppressed due to supply-side construction delays. RevPAR in the US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, increased by 22.3%.

Industry RevPAR increased by 87.7% in Canada and 61.3% in Mexico, driven by both occupancy and average daily rate increases.

IHG's regional performance in 2022

IHG's comparable RevPAR[a] in the Americas increased by 28.5% compared to 2021 (increased by 3.3% against 2019), driven by a 7.0%pts increase in occupancy coupled with a 15% increase in average daily rate. The region is predominantly represented by the US, where comparable RevPAR[a] increased by 24.5% compared to 2021 (increased by 3.5% against 2019), and where we are most represented by our upper midscale brands Holiday Inn and Holiday Inn Express. US RevPAR[a] for the Holiday Inn brand increased by 25.4% while the Holiday Inn Express brand increased by 18.6%.

RevPAR[a] in Canada increased by 86.6%, while Mexico increased by 46.9%.

[a] Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

Performance continued
Americas continued

Americas results

	2022 $m	2021 $m	2022 vs 2021 % change	2020 $m	2021 vs 2020 % change
					12 months ended 31 December
Revenue from the reportable segment[a]					
Fee business	**879**	691	27.2	457	51.2
Owned, leased and managed lease	**126**	83	51.8	55	50.9
Total	**1,005**	774	29.8	512	51.2
Operating profit from the reportable segment[a]					
Fee business	**741**	568	30.5	323	75.9
Owned, leased and managed lease	**20**	(9)	NM[c]	(27)	(66.7)
	761	559	36.1	296	88.9
Operating exceptional items	**(46)**	(22)	109.1	(118)	(81.4)
Operating profit	**715**	537	33.1	178	201.7

**Review of the year ended
31 December 2022**

With 4,356 hotels (515,496 rooms), the Americas represents 57% of the Group's room count. The key profit-generating region is the US, and the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 93% of rooms in the region are operated under the franchise business model, primarily under our brands in the upper midscale segment (including the Holiday Inn Brand Family). In the upscale market segment, Crowne Plaza is predominantly franchised whereas, in the luxury market segment, InterContinental branded hotels are operated under both franchise and management agreements, while Kimpton is predominantly managed. 15 of the Group's 18 hotel brands are represented in the Americas.

Trading in January was challenging given the initial impacts on travel volumes as a result of the Omicron variant of Covid-19; from April onwards RevPAR[b] was ahead of 2019 levels with sequential improvements in each quarter.

Strong US RevPAR[b] in the second half of the year was supported by leisure demand, led by the US franchised estate, which continued into the final quarter of the year. Business demand strengthened as the year went on with more corporate bookings, group activity and events returning.

In Q4, average daily rate was 12% higher than 2019 levels, with occupancy just 1.5%pts lower. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, Q4 RevPAR[b] increased by 9% vs 2019. The US managed estate, weighted to upscale and luxury hotels in urban locations, increased by 1% vs 2019.

Americas comparable RevPAR[b] grew 58% in the first quarter, 37% in the second quarter, 17% in the third quarter, 17% in the fourth quarter and 28% in the full year, all compared to 2021. Compared to 2019, RevPAR[b] declined 8% in the first quarter, then grew 4% in the second quarter, 7% in the third quarter, 9% in the fourth quarter and 3% in the full year.

Revenue from the reportable segment[a] increased by $231m (30%) to $1,005m. Operating profit increased by $178m to $715m, driven by the increase in revenue, partially offset by an increase in exceptional items of $24m. Operating profit from the reportable segment[a] increased by $202m (36%) to $761m.

Revenue and operating profit from the reportable segment[a] are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue[a] increased by $188m (27%) to $879m. Fee business operating profit[a] increased by $173m (31%) to $741m, driven by the improvement in trading. Together with the prior delivery of sustainable fee business cost savings, fee margin[a] increased to 84.3%, compared to 82.2% in 2021. There were $18m of incentive management fees earned (2021: $8m). There was also $2m of support received in the form of payroll tax credits which relate to the Group's corporate office presence in certain locations (down from $11m benefit in 2021) and a one-time payroll tax credit of $2m related to Covid-19.

Owned, leased and managed lease revenue increased by $43m to $126m, with comparable RevPAR[b] up 64% vs 2021 leading to an owned, leased and managed leased operating profit of $20m compared to a $9m loss in the prior year.

Excluding the results of three owned EVEN hotels which were disposed and retained under franchise contracts in November 2021, revenue increased by $54m and operating profit improved by $26m.

For discussion of 2021 results, and the changes compared to 2020, refer to the 2021 Annual Report and Form 20-F.

 **www.ihgplc.com/investors** under Annual Report

a Definitions for Non-GAAP revenue and operating profit measures can be found on pages 85 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 232.

b Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

c Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Americas hotel and room count

At 31 December	Hotels 2022	Hotels Change over 2021	Rooms 2022	Rooms Change over 2021
Analysed by brand				
Six Senses	–	(1)	–	(20)
InterContinental	**42**	(1)	**15,541**	(110)
Kimpton	**62**	(2)	**10,604**	(404)
Hotel Indigo	**73**	7	**9,747**	1,002
voco	**8**	3	**923**	454
Crowne Plaza	**110**	(2)	**28,334**	404
EVEN Hotels	**19**	–	**2,743**	–
Holiday Inn[a]	**724**	8	**122,189**	1,339
Holiday Inn Express	**2,472**	36	**225,084**	3,357
avid hotels	**59**	11	**5,353**	1,073
Atwell Suites	**2**	2	**186**	186
Staybridge Suites	**296**	–	**31,029**	(68)
Candlewood Suites	**368**	7	**32,753**	728
Iberostar Beachfront Resorts[b]	**23**	23	**9,027**	9,027
Other[c]	**98**	(3)	**21,983**	(561)
Total	**4,356**	88	**515,496**	16,407
Analysed by ownership type				
Franchised	**4,185**	98	**478,448**	18,191
Managed	**168**	(10)	**35,721**	(1,784)
Owned, leased and managed lease	**3**	–	**1,327**	–
Total	**4,356**	88	**515,496**	16,407

[a] Includes 28 Holiday Inn Club Vacations properties (8,822 rooms) (2021: 28 Holiday Inn Club Vacations properties (8,679 rooms)).

[b] Iberostar Hotels & Resorts joined IHG's system as part of a long-term commercial agreement.

[c] Includes four open hotels that will be re-branded to voco.

Americas pipeline

At 31 December	Hotels 2022	Hotels Change over 2021	Rooms 2022	Rooms Change over 2021
Analysed by brand				
Six Senses	**6**	–	**323**	(148)
InterContinental	**10**	1	**2,403**	151
Vignette Collection	**2**	2	**175**	175
Kimpton	**24**	5	**4,583**	1,152
Hotel Indigo	**26**	(3)	**3,647**	(423)
voco	**4**	(1)	**747**	(298)
Crowne Plaza	**7**	(1)	**1,318**	(325)
EVEN Hotels	**10**	–	**1,171**	5
Holiday Inn[a]	**66**	(8)	**8,122**	(1,346)
Holiday Inn Express	**340**	2	**32,892**	191
avid hotels	**145**	(19)	**12,385**	(2,110)
Atwell Suites	**30**	7	**3,001**	726
Staybridge Suites	**142**	5	**14,923**	873
Candlewood Suites	**124**	31	**10,268**	2,503
Iberostar Beachfront Resorts[b]	**5**	5	**2,391**	2,391
Other[c]	**13**	2	**1,970**	199
Total	**954**	28	**100,319**	3,716
Analysed by ownership type				
Franchised	**916**	27	**94,258**	3,526
Managed	**38**	1	**6,061**	190
Total	**954**	28	**100,319**	3,716

[a] Includes one Holiday Inn Club Vacations properties (152 rooms) (2021: nil Holiday Inn Club Vacations properties (nil rooms)).

[b] Iberostar Hotels & Resorts joined IHG's system as part of a long-term commercial agreement.

[c] Includes one pipeline hotel that will be re-branded to voco.

Total number of hotels

4,356

Total number of rooms

515,496

Gross system size growth was 4.1% year-on-year. We opened 20.6k rooms (125 hotels) during the year, including 62 hotels across the Holiday Inn Brand Family and 23 under the Iberostar Beachfront Resorts brand. There were 11 avid hotels opened, including the first in Canada, nine Candlewood Suites and eight Hotel Indigo properties. The first two Atwell Suites properties opened in Miami and Denver.

There were 4.2k rooms (37 hotels) removed in the year; the removal rate of 0.8% was lower than the historical average, with fewer removals in 2022 including the effect of the 2021 Holiday Inn and Crowne Plaza review.

Net system size grew 3.3% year-on-year. Excluding the Iberostar Beachfront Resorts properties, net growth would have been 1.5%.

Total number of hotels in the pipeline

954

Total number of rooms in the pipeline

100,319

There were 32.5k rooms (231 hotels) signed during the year, including 15.6k rooms (73 hotels) during Q4, of which 11.4k rooms (28 hotels) were Iberostar Beachfront Resorts signings. During the year, there were 73 hotel signings across the Holiday Inn Brand Family and 69 across Staybridge Suites and Candlewood Suites, along with 14 further avid hotels and 11 further Atwell Suites. Other notable signings included a strong year for Kimpton with six signings and the first two Vignette Collection properties in the region.

The pipeline stands at 100.3k rooms (954 hotels), which represents around 20% of the current system size in the region.

Performance
continued
EMEAA



Kenneth Macpherson Chief Executive Officer, EMEAA

> 2022 was a year of significant progress. Although challenges remained, our focus continued to be supporting our colleagues, guests and owners, while strengthening our operating model in priority markets to drive long term sustainable growth. We enhanced our Luxury & Lifestyle expansion with the success of Vignette Collection, as we continued to scale our brands across all segments, and elevate the quality of our estate.

EMEAA revenue 2022
($552m)



30%

EMEAA number of rooms
(229,664)



25%

Comparable RevPAR[a] movement on previous year
(12 months ended 31 December 2022)

Fee business	
Six Senses	124.3%
Regent	67.5%
InterContinental	99.1%
Kimpton	249.5%
Hotel Indigo	122.8%
voco	52.0%
Crowne Plaza	86.5%
Holiday Inn	90.3%
Holiday Inn Express	90.3%
Staybridge Suites	44.2%
All brands	92.2%

Owned, leased and managed lease	
All brands	142.3%

Kimpton St Honoré, Paris

Industry performance in 2022

Industry RevPAR in EMEAA increased by 76.1% compared to 2021 (declined by 11.2% against 2019), driven by an occupancy increase of 20.5%pts and a 14.8% increase in average daily rate. In Europe, RevPAR increased by 86.6% compared to 2021 (declined by 4.6% against 2019), driven by both occupancy and average daily rate. In the UK, industry RevPAR increased by 71.5% compared to 2021 (increased by 2.2% against 2019). UK room demand increased by 53.6% with supply growth at 1.3%. In Germany, RevPAR increased by 97.7% compared to 2021 (declined by 22.4% against 2019). France saw RevPAR increase by 92.8%, driven by demand growth of 61.2%.

RevPAR increased by 42.1% in the Middle East, driven by both occupancy and average daily rates.

Elsewhere in EMEAA, RevPAR in Australia increased 58.4%, Japan increased by 48.9% and Thailand increased by 219.9%, driven by demand growth following the easing of travel restrictions.

IHG's regional performance in 2022

EMEAA comparable RevPAR[a] increased by 93.2% compared to 2021 (declined 7.5% against 2019), driven by a 21.2%pts increase in occupancy coupled with a 28.2% increase in average daily rate. In the UK, where IHG has the largest regional presence, RevPAR[a] increased by 67.7% compared to 2021 (increased by 1.4% against 2019), led by the Provinces, which benefitted from domestic leisure travel. Germany saw a RevPAR[a] increase of 170.3% and France increased by 123.1%.

RevPAR[a] in the Middle East increased by 52.3%, with the fourth quarter up 37.8% reflecting demand related to the FIFA World Cup. India RevPAR[a] increased by 95.7%.

Elsewhere in EMEAA, RevPAR[a] increased in Australia by 95.0%, and in Japan by 78.0% as international travel restrictions were lifted in the latter part of the year. Lifting of travel restrictions also saw leisure demand return to our resort destinations in Thailand and Vietnam.

[a] Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.



EMEAA results

	2022 $m	2021 $m	2022 vs 2021 % change	2020 $m	2021 vs 2020 % change
				12 months ended 31 December	
Revenue from the reportable segment[a]					
Fee business	**284**	149	90.6	107	39.3
Owned, leased and managed lease	**268**	154	74.0	114	35.1
Total	**552**	303	82.2	221	37.1
Operating profit/(loss) from the reportable segment[a]					
Fee business	**153**	32	378.1	(18)	NM[c]
Owned, leased and managed lease	**(1)**	(27)	(96.3)	(32)	(15.6)
	152	5	NM[c]	(50)	NM[c]
Operating exceptional items	**(49)**	(7)	600.0	(128)	(94.5)
Operating (loss)/profit	**103**	(2)	NM[c]	(178)	(98.9)

Review of the year ended 31 December 2022

Comprising 1,169 hotels (229,664 rooms) at the end of 2022, EMEAA represented 25% of the Group's room count. Revenues are primarily generated from hotels in the UK and gateway cities in continental Europe, the Middle East and Asia. The largest proportion of rooms in the UK and continental Europe are operated under the franchise business model, primarily under our upper midscale brands (Holiday Inn and Holiday Inn Express). In the upscale market segment, Crowne Plaza is evenly proportioned between the franchised and managed operating models, whereas in the luxury market segment, the majority of InterContinental branded hotels are operated under management agreements. The majority of hotels in markets outside Europe are operated under the managed business model.

The industry faced some renewed challenges to travel volumes at the start of the year from the Omicron variant of Covid-19.

However, from February and over subsequent months, easing of previous restrictions on international travel contributed to strong sequential improvements in RevPAR[b]. Leisure stays and transient business were the strongest categories, with corporate bookings and group activity picking up in their pace of recovery as the year went on.

By the end of the year, restrictions were no longer in place in almost all markets. Continental Europe continued to benefit from domestic leisure demand. The UK, which saw one of the earlier easings of restrictions, saw RevPAR[b] up 1% for the 2022 year as a whole vs 2019, improving to 12% in Q4. Elsewhere, international demand for the FIFA World Cup helped to drive 25% growth in the Middle East in Q4 vs 2019.

EMEAA comparable RevPAR[b] grew 122% in the first quarter, 147% in the second quarter, 76% in the third quarter, 65% in the fourth quarter and 93% in the full year, all compared to 2021. Compared to 2019, RevPAR[b] declined 33% in the first quarter, 10% in the second quarter, was in line in the third quarter, then grew 9% in the fourth quarter, declining 8% in the full year.

Revenue from the reportable segment[a] increased by $249m (82%) to $552m. Operating profit increased by $105m to a $103m profit, driven by the increase in revenue, partially offset by an increase in exceptional items of $42m. Operating profit from the reportable segment[a] increased by $147m to a $152m profit. Incentive management fees earned improved significantly to $69m (2021: $29m). Revenue and operating profit from the reportable segment[a] also included the benefit of a $7m individually significant liquidated damages settlement in the first half of the year.

Revenue and operating profit from the reportable segment[a] are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue[a] increased by $135m (91%) to $284m. Fee business operating profit[a] increased to $153m from $32m in the prior year, driven by the significant improvement in trading. Together with the prior delivery of sustainable fee business cost savings, 2022 fee margin[a] recovered strongly to 52.7%, compared to 21.5% in 2021.

Owned, leased and managed lease revenue sharply increased by $114m to $268m, with comparable RevPAR[b] up 142% vs 2021 leading to an owned, leased and managed lease operating loss that decreased to just $1m compared to a $27m loss in 2021. The lifting of travel restrictions, predominantly in the UK, eased the trading challenges on this largely urban-centred portfolio.

Excluding the results of three UK portfolio hotels and one InterContinental hotel, which were exited in 2022, revenue increased by $120m and the operating loss improved by $19m.

For discussion of 2021 results, and the changes compared to 2020, refer to the 2021 Annual Report and Form 20-F.

 **www.ihgplc.com/investors** under Annual Report

[a] Definitions for non-GAAP measures can be found in the Use of key performance measures and non-GAAP measures section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 226 to 232.

[b] Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

[c] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Performance continued
EMEAA continued

EMEAA hotel and room count

		Hotels		Rooms	
At 31 December	2022	Change over 2021	2022	Change over 2021
Analysed by brand					
Six Senses	18	(1)	1,236	(34)
Regent	4	1	1,113	342
InterContinental	111	3	32,861	300
Vignette Collection	3	2	579	433
Kimpton	12	2	2,397	251
Hotel Indigo	51	3	5,733	550
voco	29	8	7,926	2,044
Crowne Plaza	182	–	43,942	(886)
Holiday Inn	374	(6)	67,867	(2,957)
Holiday Inn Express	341	8	49,875	1,327
Staybridge Suites	18	(1)	2,932	(277)
Iberostar Beachfront Resorts[a]	10	10	3,375	3,375
Other[b]	16	3	9,828	996
Total	**1,169**	**32**	**229,664**	**5,464**
Analysed by ownership type				
Franchised	802	35	131,916	6,209
Managed	354	–	94,856	(343)
Owned, leased and managed lease	13	(3)	2,892	(402)
Total	**1,169**	**32**	**229,664**	**5,464**

a Iberostar Hotels & Resorts joined IHG's system as part of a long-term commercial agreement.

b Includes three open hotels that will be re-branded to voco and two open hotels that will be re-branded to Vignette Collection.

EMEAA pipeline

		Hotels		Rooms	
At 31 December	2022	Change over 2021	2022	Change over 2021
Analysed by brand					
Six Senses	28	5	2,075	355
Regent	6	–	1,368	27
InterContinental	51	8	11,796	2,276
Vignette Collection	5	5	425	425
Kimpton	8	(1)	1,534	(140)
Hotel Indigo	46	2	8,044	1,040
voco	32	1	8,827	74
Crowne Plaza	40	–	10,377	(84)
Holiday Inn	84	(14)	16,436	(4,578)
Holiday Inn Express	88	(11)	13,199	(2,394)
Staybridge Suites	20	1	3,072	279
Iberostar Beachfront Resorts[a]	10	10	3,674	3,674
Other[b]	16	10	2,583	1,524
Total	**434**	**16**	**83,410**	**2,478**
Analysed by ownership type				
Franchised	164	(11)	26,688	(357)
Managed	269	27	56,567	2,835
Owned, leased and managed lease	1	–	155	–
Total	**434**	**16**	**83,410**	**2,478**

a Iberostar Hotels & Resorts joined IHG's system as part of a long-term commercial agreement.

b Includes five voco pipeline hotels and five Vignette Collection pipeline hotels.

Total number of hotels

1,169

Total number of rooms

229,664

Gross system size growth was 7.2% year-on-year. We opened 16.2k rooms (79 hotels) during the year. There were 32 openings across the Holiday Inn Brand Family. Ten openings were added under the Iberostar Beachfront Resorts brand. There were eight voco properties in seven different countries opened during 2022, including Doha West Bay, Johannesburg and a flagship new-build at Melbourne Central.

There were 10.7k rooms (47 hotels) removed in the year, of which 6.5k (28 hotels) related to ceasing operations in Russia. Net system size grew 2.4% year-on-year; adjusting for the removal of hotels in Russia, net system size growth was 3.1% higher at 5.5%. Excluding the Iberostar Beachfront Resorts properties that were added to the system, net growth would have been 3.9%.

Total number of hotels in the pipeline

434

Total number of rooms in the pipeline

83,410

There were 25.8k rooms (128 hotels) signed during the year, including 15.2k rooms (66 hotels) during Q4, of which 7.0k rooms (20 hotels) were Iberostar Beachfront Resorts signings. During the year, there were 33 signings across the Holiday Inn Brand Family and a particularly strong year for the InterContinental brand with 14 signings and for Six Senses with six signings. A strong year for conversions, which represented around 40% of all signings (excluding Iberostar Beachfront Resorts), included 16 voco and eight Vignette properties. One of six multi-brand portfolio deals will bring the Hotel Indigo, Crowne Plaza and Holiday Inn Express brands to the UNESCO World Heritage Site at Hoi An, Vietnam.

The pipeline stands at 83.4k rooms (434 hotels), which represents 36% of the current system size in the region.

Greater China



Jolyon Bulley Chief Executive Officer, Greater China



With further intermittent lockdowns and travel restrictions in 2022, we remained commercially agile and focused on the safety of our guests and colleagues and supporting our owners during this challenging year. We continue to strengthen our brand proposition for guests and invest to prepare for the post-pandemic recovery.

Greater China revenue 2022
($87m)



5%

Greater China number of rooms
(166,467)



18%

Comparable RevPAR[a] movement on previous year
(12 months ended 31 December 2022)

Fee business	
Regent	**(4.6%)**
InterContinental	**(22.4%)**
Hotel Indigo	**(6.6%)**
HUALUXE	**(8.5%)**
Crowne Plaza	**(11.0%)**
Holiday Inn	**(8.7%)**
Holiday Inn Express	**(11.9%)**
All brands	**(13.5%)**

HUALUXE Ningbo Harbor City, China



Industry performance in 2022

The industry performance across Greater China fluctuated in 2022, impacted by temporary localised lockdowns throughout the year. Industry RevPAR in Greater China declined by 17.7% compared to 2021 (decreased by 39.9% against 2019). Supply grew by 3.5% and demand decreased 7.0%.

RevPAR across all tiers declined compared to 2021. Tier 1 cities saw a 21.3% decline in RevPAR compared to 2021, as room demand decreased by 11.9%. In Tier 2 cities, RevPAR decreased 11.8% compared to 2021, driven by both occupancy and average daily rate, while RevPAR declined 13.6% in Tier 3 cities. In Tier 4 cities, RevPAR decreased by 15.6% compared to 2021, driven by demand declining by 8.4%. RevPAR in Hong Kong SAR increased by 41.9% driven by average daily rate, which increased 34.9%. Macau SAR RevPAR declined 32.6% against 2021, with demand declining 11.3% due to its reliance on Mainland China travel.

IHG's regional performance in 2022

IHG's regional comparable RevPAR[a] in Greater China declined by 13.5% compared to 2021 (declined by 38.1% against 2019), driven by a 5.5%pts decrease in occupancy and a 2.5% decrease in average daily rate as the region remained impacted by localised travel restrictions.

In Mainland China, RevPAR[a] decreased by 17.4%, with the greatest decline in Tier 1 cities, down by 23.6%, while Tier 2-4 cities declined by 14.8%.

RevPAR[a] in Hong Kong SAR increased by 64.9% while RevPAR[a] in Macau SAR decreased by 12.7%.

a Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

Performance continued
Greater China continued

Greater China results

	2022 $m	2021 $m	2022 vs 2021 % change	2020 $m	2021 vs 2020 % change
					12 months ended 31 December
Revenue from the reportable segment[a]					
Fee business	**87**	116	(25.0)	77	50.6
Total	**87**	116	(25.0)	77	50.6
Operating profit from the reportable segment[a]					
Fee business	**23**	58	(60.3)	35	65.7
Operating exceptional items	**–**	–	–	(5)	–
Operating profit	**23**	58	(60.3)	30	93.3

**Review of the year ended
31 December 2022**

Comprising 639 hotels (166,467 rooms) at 31 December 2022, Greater China represented approximately 18% of the Group's room count. The majority of rooms in Greater China operate under the managed business model, although the franchise segment continues to grow, representing approximately one-third.

Localised travel restrictions were re-implemented numerous times over the course of 2022 in response to increased Covid-19 cases, which saw the industry substantially impacted. At times during the year, around one-third of IHG's estate was repurposed for quarantine hotels or temporarily closed.

The monthly RevPAR[b] performance bottomed in the March to May period when it was down by more than 50% vs 2019 levels; by July and August there were marked improvements with RevPAR[b] vs 2019 down 15% and 18% respectively in those months; after more restrictions were re-introduced in September, Q4 saw RevPAR[b] revert back to 53% below 2019.

For the year as a whole, Tier 1 cities were the most severely impacted by the restrictions due to the exposure to international and corporate travel, declining 53% in 2022 vs 2019. Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed better with a decline of 30%; these cities were still significantly impacted given the larger Tier 1 cities represent much of the source markets for travellers into these locations. All prior restrictions have now largely been removed, with a marked improvement for the industry expected in 2023.

Greater China comparable RevPAR[b] declined 7% in the first quarter, 40% in the second quarter, then grew 12% in the third quarter before declining 13% in the fourth quarter and 14% in the full year, all compared to 2021. Compared to 2019, RevPAR[b] declined 42% in the first quarter, 49% in the second quarter, 20% in the third quarter, 42% in the fourth quarter and 38% in the full year.

Revenue from the reportable segment[a] in 2022 decreased by $29m (25%) to $87m. Driven by the reduction in revenue, operating profit decreased by $35m (60%) to $23m. The impact on trading of the Covid-19 related restrictions at our managed hotels led to incentive management fees reducing to $16m from $25m in 2021. 2022 fee margin[a] reduced to 26.4%, compared to 47.3% in 2021.

For discussion of 2021 results, and the changes compared to 2020, refer to the 2021 Annual Report and Form 20-F.

 **www.ihgplc.com/investors** under Annual Report

a Definitions for Non-GAAP revenue and operating profit measures can be found on pages 85 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 232.

b Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

Greater China hotel and room count

At 31 December	Hotels 2022	Change over 2021	Rooms 2022	Change over 2021
Analysed by brand				
Six Senses	1	–	130	8
Regent	5	1	1,915	496
InterContinental	54	1	21,404	214
Kimpton	2	1	307	178
Hotel Indigo	19	3	2,974	559
voco	8	3	1,575	481
HUALUXE	21	5	5,983	1,380
Crowne Plaza	111	1	38,143	(277)
EVEN Hotels	3	1	437	186
Holiday Inn	128	6	34,325	1,315
Holiday Inn Express	278	31	51,943	4,889
Other[a]	9	–	7,331	–
Total	**639**	53	**166,467**	9,429
Analysed by ownership type				
Franchised	215	36	46,067	5,916
Managed	424	17	120,400	3,513
Total	**639**	53	**166,467**	9,429

[a] Includes one open hotel that will be re-branded to voco.

Greater China pipeline

At 31 December	Hotels 2022	Change over 2021	Rooms 2022	Change over 2021
Analysed by brand				
Six Senses	4	–	233	–
Regent	4	2	942	345
InterContinental	29	2	8,382	475
Kimpton	9	2	2,326	579
Hotel Indigo	47	6	8,160	782
voco	3	1	655	363
HUALUXE	21	(2)	5,350	(695)
Crowne Plaza	64	16	17,255	4,098
EVEN Hotels	21	2	4,108	367
Holiday Inn	80	8	19,684	2,088
Holiday Inn Express	189	(19)	30,644	(4,088)
Other	–	–	–	–
Total	**471**	18	**97,739**	4,314
Analysed by ownership type				
Franchised	233	7	42,365	2,310
Managed	238	11	55,374	2,004
Total	**471**	18	**97,739**	4,314

Total number of hotels

639

Total number of rooms

166,467

Gross system size growth was 8.1% year-on-year, with the Covid-19 related restrictions in 2022 also impacting the ability for new hotels to open. There were 12.7k rooms (65 hotels) added to our system during the year, a reduction from 18.1k rooms (88 hotels) achieved in 2021. Openings in 2022 included 35 Holiday Inn Express and nine Holiday Inn properties. Other notable openings were five HUALUXE properties including Shanghai Changfeng Park and Qingdao Licang, three voco properties as the brand builds its presence and the reopening of the flagship Regent Hong Kong.

There were 3.2k rooms (12 hotels) removed in the year, representing a removal rate of 2.1%. Net system size growth was 6.0% year-on-year.

Total number of hotels in the pipeline

471

Total number of rooms in the pipeline

97,739

There were 22.0k rooms (108 hotels) signed during the year, (including 5.5k rooms (29 hotels) during Q4). Signings in 2022 included 34 for Holiday Inn Express and 19 for Holiday Inn. This was a record-breaking year for Crowne Plaza, with a total of 23 signings growing its pipeline to 64 hotels. Other notable signings included those across our Luxury & Lifestyle brands, with two Regent properties (Shanghai On The Bund and Shenzhen Bay), three Kimpton and four InterContinental properties added to the pipeline, along with a further 11 for Hotel Indigo; Luxury & Lifestyle now represents over 20% of the pipeline in the region.

The pipeline in total stands at 97.7k rooms (471 hotels), which represents 59% of the current system size in the region.

Performance continued
Central

Central results

	12 months ended 31 December				
	2022 $m	2021 $m	2022 vs 2021 % change	2020 $m	2021 vs 2020 % change
Revenue	199	197	1.0	182	8.2
Gross costs	(307)	(285)	7.7	(244)	16.8
	(108)	(88)	22.7	(62)	41.9
Operating exceptional items	–	–	–	(19)	–
Operating loss	(108)	(88)	22.7	(81)	8.6

Review of the year ended 31 December 2022
Central revenue, which is mainly comprised of technology fee income, increased by $2m (1.0%) to $199m. Central revenue was impacted by trading in Greater China resulting in lower technology fees.

Gross costs increased by $22m (7.7%) year-on-year, driven by investment spend to support growth and enhancing the capabilities of our core HR systems, in addition to underlying inflationary pressures on costs. Investment also included $5m in costs related to Iberostar Beachfront Resorts, with a further net impact on operating profit from reportable segments expected to be $10-15m in 2023. Increases in gross costs were partially offset by favourable currency movements.

The resulting $108m operating loss was an increase of $20m year-on-year.


Holiday Inn

Holiday Inn Beijing Airport Zone

Key performance measures and non-GAAP measures

Key performance measures and non-GAAP measures used by management

The Annual Report and Form 20-F presents certain financial measures when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example, impairment and the costs of individually significant legal cases or commercial disputes), they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 140 to 216).

Linkage of performance measures to Directors' remuneration and KPIs

A Annual Performance Plan LT Long Term Incentive Plan KPI Key Performance Indicators

See pages 114 to 136 for more information on Directors' remuneration and pages 62 to 65 for more information on KPIs.

Measure	Commentary
Global revenue per available room (RevPAR) growth KPI RevPAR, average daily rate and occupancy statistics are disclosed on pages 232 and 234.	RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry. RevPAR comprises IHG's System (see Glossary, page 265) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold. References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years. These measures include the impact of hotels temporarily closed as a result of Covid-19. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.
Total gross revenue from hotels in IHG's System A LT KPI Owned, leased and managed lease revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 72.	Total gross revenue is revenue not wholly attributable to IHG; however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance. Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG's business model is described on pages 10 to 13. Total gross revenue comprises: • total rooms revenue from franchised hotels; • total hotel revenue from managed hotels including food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and • total hotel revenue from owned, leased and managed lease hotels. Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as managed and franchised hotels are owned by third parties. Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management and franchise agreements and therefore is well understood by owners and other stakeholders.
Revenue and operating profit measures The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non-IFRS revenue and operating profit measures is included on pages 226 to 232.	Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 2 to the Group Financial Statements. These measures are presented for each of the Group's regions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business: • System Fund – the Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the hotels within the IHG system. As described within the Group's accounting policies (page 158), the System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes such as use in marketing, the Guest Reservation System and hotel loyalty programme.







Performance continued
Key performance measures continued

Measure	Commentary
Revenue and operating profit measures continued	• Revenues related to the reimbursement of costs – as described within the Group's accounting policies (page 160), there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results. • Exceptional items – these are identified by virtue of either their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. The Group's accounting policy for exceptional items and further detail of those items presented as such are included in the Group Financial Statements (see pages 161 and 174 to 178). In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below: • Underlying revenue; • Underlying operating profit; • Underlying fee revenue; and • Fee margin. Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.
Underlying revenue and underlying operating profit	These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates. Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.
Underlying fee revenue growth KPI	Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only. Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.
Fee margin A KPI	Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned, leased and managed lease hotels and significant liquidated damages. In addition, fee margin is adjusted for the results of the Group's captive insurance company, which is not part of the Group's main trading operations (see page 196 in the Group Financial Statements), and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business. Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's system size.





Measure	Commentary
Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 231.	Adjusted interest is presented before exceptional items and excludes foreign exchange gains/losses primarily related to the Group's internal funding structure and the following items of interest which are recorded within the System Fund: • Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG. • Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below). The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group's revolving credit facility. Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.
Tax excluding the impact of foreign exchange gains/losses, exceptional items and System Fund A reconciliation of the tax charge as recorded in the Group Financial Statements to tax excluding the impact of foreign exchange gains/losses, exceptional items and System Fund can be found in note 8 to the Group Financial Statements on page 179.	Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates and, as outlined above, exceptional items also vary year-on-year. Both can impact the current year's tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge. A reconciliation of the tax charge as recorded in the Group income statement, to tax excluding the impact of foreign exchange gains/losses, exceptional items and System Fund, and the calculation of the underlying tax rate can be found in note 8 to the Group Financial Statements.
Adjusted earnings per ordinary share Profit available for equity holders is reconciled to Adjusted earnings per ordinary share on page 232.	Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax. Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.
Net debt Net debt is included in note 22 to the Group Financial Statements.	Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business. Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 22 to the Group Financial Statements.
Adjusted EBITDA Cash from operations as recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 70.	One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money). Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group's banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 23 to the Group Financial Statements.

Performance continued
Key performance measures continued

Measure	Commentary
Gross capital expenditure, net capital expenditure, adjusted free cash flow The reconciliation of the Group's statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS capital expenditure and cash flow measures is included on pages 230 and 231.	These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.
Gross capital expenditure	Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments (see page 13 for a description of System Fund capital investments and recent examples). Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions. Gross capital expenditure is reported as either maintenance, recyclable or System Fund. This disaggregation provides useful information as it enables users to distinguish between: • System Fund capital investments which are strategic investments to drive growth at hotel level; • Recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and • Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow. Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.
Net capital expenditure	Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures. In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset (see page 13). Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.
Adjusted free cash flow 	Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities. Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Changes in definitions to the 2021 Annual Report and Accounts
The following definitions have been amended:

• Adjusted interest, adjusted earnings per ordinary share and the definition of tax excluding the impact of exceptional items and System Fund have been amended to exclude foreign exchange gains/losses recorded within financial expenses. Since the gains/losses are principally as a result of the Group's internal funding structure they are not reflective of the performance of the Group, and excluding these amounts provides a more comparable year-on-year measure for investors and other users, aligned to how management monitors the business. Comparatives have not been restated as the impact of these changes is not material in 2021.

• The definition and reconciliation of Adjusted EBITDA has been amended to reconcile to the nearest GAAP measure, cash flow from operations, reflecting the fact Adjusted EBITDA is primarily used by the Group as a liquidity measure. The value of Adjusted EBITDA is unchanged from 2021.

 The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 226 to 232 and the Glossary on pages 264 to 265.

Governance



Hotel Indigo, Bath







Chair's overview



Since joining the Board in June and becoming Chair in September 2022, I have been reminded of the importance and value of strong governance structures and processes, particularly when operating in an unpredictable geopolitical and macroeconomic environment. I am therefore pleased to introduce the Governance Report, which sets forth how IHG's robust governance framework and strong culture ensure that the business continues to operate responsibly as it delivers against its key strategic priorities.

Throughout 2022, the Board has continued to both challenge and support management, considering the impact of decisions on the interests of stakeholders and ensuring the appropriate balance between addressing short-term needs and achieving the Group's longer-term strategic objectives. For example, with the outbreak of the war in Ukraine, the Board liaised closely with management on the Group's response and impact on various stakeholders, keeping a particular focus on the support given to colleagues and the approach to engagement with owners when approving the decision to cease operating hotels in Russia.

Cybersecurity was also a principal feature on the Board's agenda throughout the year. The Board received regular updates on the Group's approach to cyber risk management and dedicated significant time to assessing management's response to the criminal unauthorised access to its technology systems.

Despite the challenges faced by the business, the Board remained focused on the Group's longer-term strategy. Growth opportunities featured prominently on the Board's agenda, with the Board pleased to support and approve the Group's long-term commercial agreement with Iberostar.

As IHG continues to grow at pace and evolve its business, it will remain important for the Board's governance framework to continue to guide not only IHG's growth agenda but also the manner in which IHG delivers on the environmental and social commitments set forth in our Journey to Tomorrow responsible business plan. As we do this, the Board will continue to keep the interests of our shareholders, hotel owners, guests, employees and other stakeholders at the forefront of the Board's decision-making and governance framework.

Focus areas and activities

The Board had an active year in 2022 and a fuller description of its activities is given on pages 99 to 104.

In addition to the areas of focus already noted, the Board monitored the progress of the loyalty transformation programme, focusing in particular on how performance of IHG One Rewards would be monitored and measured, the competitive positioning of the programme and the need for continued innovation.

Alongside the evolution of our loyalty programme, progress in relation to the Group's technology initiatives, particularly those which support the customer journey such as the new IHG mobile app, and the Group's longer-term technology strategy continued to be regular areas of focus.

The Group's proposition to hotel owners also featured in the Board's activities throughout the year. The Board received updates on the strategic initiative to strengthen owner returns, including strategies developed to help reduce the costs to owners of building, opening and operating hotels.

The Board was also pleased to consider and approve additional shareholder returns, through the $500m share buyback programme announced during the year as well as approval of the final dividend for 2021 and the interim dividend at the half-year in 2022.

Board composition

With my induction to the Board, we saw the retirement of Patrick Cescau as Chair, following completion of his nine-year term. During his tenure, Patrick played an essential role in driving IHG's strong culture of governance and reputation for doing business responsibly.

During the year we welcomed Byron Grote as Independent Non-Executive Director. Byron will assume the role of Audit Committee Chair from March 2023, succeeding Ian Dyson who will retire from the Board at the end of February 2023.

We also announced that Jill McDonald will retire from the Board at the end of February 2023, to be succeeded as Chair of the Responsible Business Committee by Graham Allan, the Senior Independent Non-Executive Director.

Patrick, Jill and Ian have all been an integral part of the success of IHG and its Board over their tenures, and I would like to again share our appreciation for their dedication and contributions to the Group.

Further details of the appointments of Byron and Graham, as well as other changes to the Audit Committee and Remuneration Committee announced in December 2022, are set out in the Nomination Committee Report on pages 112 and 113.

I am also proud to report that at the end of 2022, our Board exceeds the FTSE 100 Women Leaders Review target for women on a FTSE 100 Board, and once again, IHG not only meets, but exceeds, the target set by the Parker Review for at least one Director from an ethnically diverse background, with three ethnically diverse Directors.

Committee activities

The Board delegates certain responsibilities to its Committees to assist in ensuring effective corporate governance across the business. During 2022:

- The Audit Committee focused on the Group's controls framework and risk management and resilience arrangements in relation to principal and emerging risks (see its report on pages 105 to 109);

- The Remuneration Committee focused on the revised Directors' Remuneration Policy and consultation with shareholders (see its report on pages 114 to 136);

- The Responsible Business Committee focused on progress against the 2022 responsible business priorities, which support the Company's Journey to Tomorrow responsible business plan (see its report on pages 110 and 111); and

- The Nomination Committee focused on the execution of Board and Committee succession plans (see its report on pages 112 and 113).

Further detail on the Group's governance structure is given on page 98.

Board performance review

The Board made good progress on the agreed actions arising out of the 2021 internal Board and Committee effectiveness evaluations. In particular, the return to in-person Board meetings in 2022 allowed for more robust dialogue and engagement among Board and management on key strategic initiatives and emerging issues. The members of the Board were particularly pleased to be able to return to IHG's offices in the UK and the US to engage with management and employees, and we look forward to similar engagement at the Company's new global headquarters in Windsor, UK, in 2023.

As I formally started as Chair in September 2022, the Board considered it appropriate to conduct an internal evaluation of the Board's performance in 2022, with a view to undertaking an external evaluation exercise in 2023, which the Board considers would provide more meaningful and productive insight. Further details of the internal evaluation can be found on pages 103 and 104. Individual Director feedback assessments were also conducted, details of which can be found on page 104.

Compliance and our dual listing

IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange. Under the UK listing rules, we are obliged to make a statement as to how we have applied the principles of the UK Corporate Governance Code (the Code), and under the NYSE listing rules, as a foreign private issuer, we are required to disclose any significant ways in which our corporate governance practices differ from those of US companies. To ensure consistency of information provided to both UK and US investors, we produce a combined Annual Report and Form 20-F.

Our Statement of compliance with the Code is on pages 137 and 138. A summary outlining the differences between the Group's UK corporate governance practices and those followed by US companies can be found on page 255.

Looking forward

In 2023, the Board will continue to ensure that robust governance structures and processes are in place to enable the Group to focus on achieving its long-term strategic objectives while doing business responsibly and keeping stakeholder interests in mind.

Deanna Oppenheimer
Chair of the Board
20 February 2023

Board and Committee membership and attendance in 2022

	Appointment date	Committee appointments	Board	Audit Committee[a]	Responsible Business Committee	Nomination Committee	Remuneration Committee
Total meetings held			8	5	4	5	5
Chair							
Patrick Cescau[b, c]	01/01/13	N	4/4	–	–	3/3	–
Deanna Oppenheimer[b, d]	01/06/22	N	5/5	–	–	3/3	–
Chief Executive Officer							
Keith Barr	01/07/17		8/8	–	–	–	–
Executive Directors							
Paul Edgecliffe-Johnson	01/01/14		8/8	–	–	–	–
Elie Maalouf	01/01/18		8/8	–	–	–	–
Senior Independent Non-Executive Director							
Graham Allan	01/09/20	A N R	8/8	5/5	–	5/5	5/5
Non-Executive Directors							
Daniela Barone Soares	01/03/21	R RB	8/8	–	4/4	–	5/5
Arthur de Haast	01/01/20	R RB	8/8	–	4/4	–	5/5
Ian Dyson[e]	01/09/13	A N R	7/8	5/5	–	5/5	5/5
Duriya Farooqui[f]	07/12/20	A RB	8/8	5/5	3/4	–	–
Byron Grote[g]	01/07/22	A R	5/5	3/3	–	–	3/3
Jo Harlow	01/09/14	N R	8/8	–	–	5/5	5/5
Jill McDonald[h]	01/06/13	A N RB	7/8	4/5	4/4	5/5	–
Sharon Rothstein	01/06/20	A RB	8/8	5/5	4/4	–	–

[a] In principle the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered.

[b] In principle the Chair attends all Committee meetings.

[c] Patrick Cescau retired from the Board on 31 August 2022.

[d] Deanna Oppenheimer was appointed to the Board from 1 June 2022 and became Non-Executive Chair on 1 September 2022.

[e] Ian Dyson was unable to attend a Board meeting due to a prior engagement.

[f] Duriya Farooqui was unable to attend a Responsible Business Committee meeting due to a prior engagement.

[g] Byron Grote was appointed to the Board from 1 July 2022.

[h] Jill McDonald was unable to attend a Board meeting and an Audit Committee meeting due to a prior engagement.

Board Committee membership key

A Audit Committee member

R Remuneration Committee member

RB Responsible Business Committee member

N Nomination Committee member

■ Chair of a Board Committee

Our Board of Directors

At 20 February 2023, our Board of Directors comprises:

Deanna Oppenheimer
Non-Executive Chair
N R



Appointed to the Board:
1 June 2022



Skills and experience
Deanna is founder of CameoWorks, LLC, an advisory firm to CEOs of early-stage technology companies, and BoardReady. Between 2005 and 2011, Deanna worked at Barclays plc where she was Chief Operating Officer of the UK business before becoming CEO of UK and Western Europe Retail Banking and subsequently Vice Chair, Global Retail Banking. Prior to this, Deanna was the President of Consumer Banking at Washington Mutual, Inc. She previously held a number of Non-Executive board positions, including with Tesco PLC (as Senior Independent Director), Whitbread PLC, Worldpay, Inc., and AXA S.A., among others.

Board contribution
Deanna has extensive board-level and executive leadership experience, across a number of high-profile consumer-focused brands, and brings valuable insights and perspectives to IHG. As Chair, Deanna is responsible for leading the Board and ensuring it operates in an effective manner, promoting constructive relations with IHG's shareholders and with stakeholders.

Other appointments
Deanna is the Chair of Hargreaves Lansdown plc and a Non-Executive Director of Thomson Reuters Corporation. She also sits on the private board of Slalom, LLC.

Keith Barr
Chief Executive Officer (CEO)

Appointed to the Board:
1 July 2017



Skills and experience
Keith has spent more than 30 years working in the hospitality industry across a wide range of roles. He started his career in hotel operations and joined IHG in 2000. Since April 2011 he has been a member of IHG's Executive Committee. Directly before being appointed CEO, Keith served as Chief Commercial Officer for four years. In this role, he led IHG's global brand, loyalty, sales and marketing functions, and oversaw IHG's loyalty programme (now IHG® One Rewards). Prior to this, Keith was CEO of IHG's Greater China business for four years, setting the foundations for growth.

Board contribution
Keith is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments
Keith is a Non-Executive Director of Yum! Brands. He also sits on the Board of WiHTL (Women in Hospitality, Travel and Leisure), the World Travel & Tourism Council Executive Committee and the International Advisory Board of EHL. Keith is a graduate of Cornell University's Nolan School of Hotel Administration and is currently a member of the Dean's Advisory Board for The Nolan School of Hotel Administration, Cornell SC Johnson College of Business.

Paul Edgecliffe-Johnson
Chief Financial Officer (CFO) and Group Head of Strategy

Appointed to the Board:
1 January 2014



Skills and experience
Paul is a fellow of the Institute of Chartered Accountants and is a graduate of the Harvard Business School Advanced Management Programme. He was previously CFO of IHG's Europe and Asia, Middle East and Africa regions, a position he held since September 2011. He joined IHG in August 2004 and has held a number of senior-level finance positions, including Head of Investor Relations, Head of Global Corporate Finance and Financial Planning & Tax, and Head of Hotel Development, Europe. Paul also acted as Interim CEO of the Europe, Middle East and Africa region (prior to the reconfiguration of our operating regions).

Board contribution
Paul is responsible, together with the Board, for overseeing the financial operations of the Group and for leading Group strategy.

Other appointments
Paul is a Non-Executive Director of Schroders plc.

Elie Maalouf
Chief Executive Officer, Americas

Appointed to the Board:
1 January 2018



Skills and experience
Elie was appointed CEO, Americas at IHG in February 2015. He joined the Group having spent six years as President and CEO of HMSHost Corporation, where he was also a member of the board of directors. Elie brings broad global experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Elie was Senior Advisor with McKinsey & Company from 2012 to 2014.

Board contribution
Elie brings a deep understanding of the global hospitality sector to the Board from multiple leadership roles across major global franchise businesses. He is responsible for business development and performance of all hotel and resort brands and properties in the Americas region and has global responsibility for customer development, providing oversight of the Global Sales organisation, as well as our owner management and services strategy.

Other appointments
Elie is a member of both the American Hotel & Lodging Association Executive Committee of the Board and the U.S. Travel Association CEO Roundtable. In addition, Elie is a board member of the Atlanta Committee for Progress and a member of the Real Estate Roundtable.

Board Committee membership key

- A Audit Committee member
- N Nomination Committee member
- R Remuneration Committee member
- Chair of a Board Committee
- RB Responsible Business Committee member

Graham Allan
Senior Independent
Non-Executive Director (SID)

A **N** **R**

Appointed to
the Board:
1 September 2020*



Skills and experience
Graham was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012 to 2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at Pepsico/Yum! Brands from 1992 to 2012, assuming the role of President Yum! Restaurants International in 2003, and led the development of global brands KFC, Pizza Hut and Taco Bell in more than 120 international markets. Prior to his tenure at Yum! Restaurants, he worked as a consultant, including at McKinsey & Company.

Board contribution
Graham brings to the Board more than 40 years of strategic, commercial and brand experience within consumer–focused businesses across multiple geographies. Graham was appointed as Senior Independent Non-Executive Director from 1 January 2022 and will become Chair of the Responsible Business Committee from 1 March 2023.

Other appointments
Graham is Senior Independent Non-Executive Director at Intertek plc, Independent Non-Executive Director of Associated British Foods plc and Independent Non-Executive Director of Americana Restaurants International plc. Previously, Graham was a Director of Americana Foods, the former operating company of the Americana Restaurants business. He also serves as Chairman of Bata Footwear, a private company.

Ian Dyson
Independent
Non-Executive Director

A **N** **R**

Appointed to
the Board:
1 September 2013



Skills and experience
Ian has held a number of senior executive and finance roles, including Group Finance and Operations Director for Marks and Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was CEO of Punch Taverns plc, Finance Director for the Rank Group Plc, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc. Ian was previously a Non-Executive Director of SSP Group plc, Senior Independent Non-Executive Director of Flutter Entertainment Plc, and most recently was Chair of the Board of ASOS Plc.

Board contribution
Ian has gained significant experience from working in various senior finance roles, predominantly in the retail, leisure and hospitality sectors. As Chair of the Audit Committee, Ian has been responsible for leading the Committee to ensure effective internal controls and risk management systems are in place.

Other appointments
Ian is Chair of the Board of Currys plc.

Jo Harlow
Independent
Non-Executive Director

N **R**

Appointed to
the Board:
1 September 2014





Skills and experience
Jo most recently held the position of Corporate Vice President of the Phones Business Unit at Microsoft Corporation. She was previously Executive Vice President of Smart Devices at Nokia Corporation, following a number of senior management roles at Nokia from 2003. Prior to that, she held marketing, sales and management roles at Reebok International Limited from 1992 to 2003 and at Procter & Gamble Company from 1984 to 1992.

Board contribution
Jo has more than 25 years' experience working in various senior roles, predominantly in the branded and technology sectors. Jo became Chair of the Remuneration Committee on 1 October 2017 and, as such, she leads the Committee responsible for setting our Remuneration Policy.

Other appointments
Jo is a Non-Executive Director and Chair of the Remuneration Committee of Halma plc, and Non-Executive Director and Chair of the Remuneration Committee of J Sainsbury plc. She is also a member of the Board of Chapter Zero, the Directors' Climate Forum.

Jill McDonald
Independent
Non-Executive Director

A **N** **RB**

Appointed to
the Board:
1 June 2013





Skills and experience
Jill started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and has held a number of senior marketing positions in the UK and overseas. Jill was Chief Executive Officer UK and President for the North West Europe division for McDonald's, and held a number of other senior roles in the company from 2006. From May 2015 until September 2017, Jill served as Chief Executive Officer of the Halfords Group plc, and from 2017 to 2019, Jill served as Managing Director of Marks & Spencer Clothing and Home. Most recently, Jill was Chief Executive Officer of Costa Coffee.

Board contribution
Jill has over 30 years' experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chair of the Responsible Business Committee, she has led the Committee responsible for responsible business objectives and strategy and reviewing our approach to sustainable development.

Other appointments
Jill is Executive Vice President and President, International Operated Markets, at McDonald's.

Byron Grote
Independent Non-Executive Director

A **R**

Appointed to
the Board:
1 July 2022



Skills and experience
Byron's career spanned over 30 years in the international oil and gas sector including Standard Oil of Ohio and subsequently BP p.l.c., where he held management positions in retail marketing, trading, mining, exploration and production, renewables, petrochemicals and finance. He served as an Executive Director on the Board of BP p.l.c. for 13 years and was the Chief Financial Officer from 2002 until 2011. He previously served as the Senior Independent Director and Audit Committee Chair at Anglo American plc, as a Non-Executive Director and Audit Committee Chair at Unilever PLC and Unilever N.V., and Non-Executive Director at Standard Chartered PLC.

Board contribution
Byron has extensive experience across a range of leading international businesses, both at Board level and in senior management positions, particularly in finance and chairing audit committees. He is a participant in the European Audit Committee Leadership Network and a member of the Regulation Group of the Audit Committee Chairs' Independent Forum. Byron will assume the role of Chair of the IHG Audit Committee in March 2023.

Other appointments
Byron is a Non-Executive Director at Tesco PLC, where he is the Senior Independent Director and Audit Committee Chair, and Inchcape PLC, as well as on the Supervisory Board of Akzo Nobel N.V., where he is the Deputy Chairman and Audit Committee Chair.

* Graham was a member of the Board from 1 January 2010 to 15 June 2012 prior to being appointed as Chief Operating Officer of Dairy Farm International Holdings Limited.

Our Board of Directors continued

Daniela Barone Soares
Independent
Non-Executive Director

R **RB**

Appointed to the Board:
1 March 2021



Skills and experience
Daniela is currently Chief Executive Officer of Snowball Impact Management Ltd. She was formerly Chief Executive Officer of financial advisory and strategic consultancy Granito Group. Prior to this, she was Chief Executive Officer at Impetus, a private equity foundation, and Executive Chair of Gove.digital, a private technology business working with the public sector to improve social services in Brazil. She has served on various commercial and non-profit boards and advisory boards, including Halma plc, Evora S.A. in Brazil and the UK National Advisory Board to the G8 Social Impact Investment Taskforce. She also spent nearly 15 years combined in roles at Save the Children, BancBoston Capital private equity, Citibank and Goldman Sachs.

Board contribution
Daniela brings to the IHG Board a clear commitment to ESG responsibilities and in-depth knowledge of the role of technology in driving change.

Other appointments
Daniela is a Designated Member of Snowball Impact Investments GP LLP, a diversified investment fund focused on generating financial returns with a positive social and environmental impact. She is also a Trustee of the Haddad Foundation, a Member of the Advisory Board of Forward Institute and Trustee of the Institute for the Future of Work.

Arthur de Haast
Independent
Non-Executive Director

A **RB**

Appointed to the Board:
1 January 2020



Skills and experience
Arthur has held several senior roles in the Jones Lang LaSalle (JLL) group, including Chair of JLL's Capital Markets Advisory Council and Chair and Global CEO of JLL's Hotels and Hospitality Group. Arthur is also a former Chair of the Institute of Hospitality.

Board contribution
Arthur has more than 30 years' experience in the capital markets, hotels and hospitality sectors, along with significant board-level knowledge around sustainability.

Other appointments
Arthur is Chair of JLL's Capital Markets Advisory Council, an Independent Non-Executive Director of Chalet Hotels Limited and Chair of its Risk Management Committee, and a member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow.

Duriya Farooqui
Independent
Non-Executive Director

A **RB**

Appointed to the Board:
7 December 2020



Skills and experience
Duriya is an Independent Director at Intercontinental Exchange, Inc. (ICE), a leading operator of global exchanges and clearing houses, and provider of mortgage technology, data and listings services. She is also an executive coach and mentor with The Exco Group, focused on helping Fortune 500 companies develop high-performing leadership teams. Duriya was previously President of Supply Chain Innovation at Georgia-Pacific, leading an organisation responsible for supply chain transformation. Prior to this, she was Executive Director of Atlanta Committee for Progress, a coalition of over 30 CEOs providing leadership on economic growth and inclusion opportunities in Atlanta. Duriya has also been a principal at Bain & Company and Chief Operating Officer of the City of Atlanta.

Board contribution
Duriya's diverse board and executive-level experience brings valuable insights and perspectives to IHG. She combines more than two decades of relevant expertise in business strategy, transformation and innovation, with a clear commitment to driving responsible operations and diversity.

Other appointments
Duriya is an Independent Director of Intercontinental Exchange, Inc. She serves on the boards of NYSE and ICE NGX, both subsidiaries of ICE, and co-chairs the NYSE Board Advisory Council. Duriya is also a Trustee of Agnes Scott College, a member of the Board of Councilors of The Carter Center and a Board Commissioner of Atlanta Housing.

Sharon Rothstein
Independent
Non-Executive Director

A **RB**

Appointed to the Board:
1 June 2020



Skills and experience
Sharon currently serves as Operating Partner of Stripes Group, a growth equity firm investing in high-growth consumer and SaaS (Software as a Service) companies. She previously served as Executive Vice President, Global Chief Marketing Officer and, subsequently, as Executive Vice President, Global Chief Product Officer for Starbucks Corporation. In addition, Sharon has held senior marketing and brand management positions at Sephora LLC, Godiva Chocolatier, Inc., Starwood Hotels & Resorts Worldwide, Inc., Nabisco Biscuit Company and Procter & Gamble Company.

Board contribution
Sharon brings extensive brands, marketing and digital expertise, having worked in senior positions for more than 25 years at iconic global companies. In addition to her knowledge of the hospitality industry, Sharon has wide-ranging board-level experience in a number of consumer-focused businesses.

Other appointments
Sharon serves on the boards of Yelp, Inc. and Block, Inc.; and also for private companies True Food Kitchen, Inc., Califia Farms, LLC and Levain Bakery, Inc.

Board Committee membership key

A	Audit Committee member
R	Remuneration Committee member
RB	Responsible Business Committee member
N	Nomination Committee member
■	Chair of a Board Committee

Changes to the Board and its Committees, and Executive Committee

Graham Allan	Graham was appointed as Senior Independent Non-Executive Director and member of the Nomination Committee from 1 January 2022. Graham will become Chair of the Responsible Business Committee and will step down from the Remuneration Committee with effect from 1 March 2023
Patrick Cescau	Patrick retired from the Board on 31 August 2022
Arthur de Haast	Arthur joined the Audit Committee and stepped down as a member of the Remuneration Committee with effect from 1 January 2023
Ian Dyson	Ian will retire from the Board effective 28 February 2023
Paul Edgecliffe-Johnson	Paul will step down from the Board and his role as Chief Financial Officer and Group Head of Strategy on 19 March 2023
Michael Glover	Michael's appointment as Chief Financial Officer will take effect from 20 March 2023, when he will join the Board as an Executive Director as well as the Executive Committee
Byron Grote	Byron was appointed to the Board from 1 July 2022 and will become the Audit Committee Chair from 1 March 2023
Jill McDonald	Jill will retire from the Board effective 28 February 2023
Deanna Oppenheimer	Deanna was appointed to the Board from 1 June 2022 and became Non-Executive Chair on 1 September 2022. Deanna became a member of the Remuneration Committee with effect from 1 January 2023

Gender split of Directors



- Male, **7**
- Female, **6**

Skills of Directors



Financial	6
Strategy	11
Risk	6
Hotels/Hospitality	7
Brands/Consumer	7
Real Estate	4
International	13
Tech/Digital	5
Sustainability	4
Franchising	7
US/UK Corporate Governance	5
CEO	2

Our Executive Committee

In addition to Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf, the Executive Committee comprises:

Claire Bennett
Global Chief Customer Officer

Appointed to the
Executive Committee:
October 2017
(joined the Group: 2017)



Skills and experience
Claire has in-depth knowledge of the hospitality industry having spent 11 years at American Express in a range of senior executive roles across business unit general management and operations. In her tenure there, Claire was General Manager (GM) Global Travel & Lifestyle, and held additional roles as EVP and GM for Consumer Loyalty, GM for US Consumer Travel, and SVP of Global Marketing.

Claire has also held senior marketing and general manager positions at Dell, as well as finance and brand management roles at PepsiCo/Quaker Oats Company, building significant expertise across technology, retail e-commerce, financial services, and the travel and hospitality sectors.

Claire currently serves as an independent non-executive Director of Samsonite International S.A. and is on the Chief Digital Officer (CDO) Board for the Mobile Marketing Association (MMA).

Previously, she served as an Executive Board Member of the World Travel and Tourism Council (WTTC), was a Board Member of Tumi Inc., and has participated on multiple industry advisory boards. Claire is a Certified Public Accountant and holds an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

Key responsibilities
Claire is responsible for guest experience, brand design, commercial performance, partnerships, marketing, and customer data analytics to ensure a world-class, end-to-end guest experience.

Jolyon Bulley
Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle

Appointed to the
Executive Committee:
November 2017
(joined the Group: 2001)



Skills and experience
Prior to his appointment as CEO for Greater China, Jolyon was Chief Operating Officer (COO) for the Americas, leading the region's operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon also served as COO for Greater China for almost four years, with oversight of the region's hotel portfolio and brand performance, food and beverage brand solutions, new hotel openings and owner relations. In 2021, he was appointed to lead the Luxury & Lifestyle Transformation Team.

Jolyon joined IHG in 2001, as Director of Operations in New South Wales, Australia, and then held roles of increasing responsibility across IHG's Asia-Pacific region. He became Regional Director Sales and Marketing for Australia, New Zealand and South Pacific in 2003, relocated to Singapore in 2005 and held positions of Vice President Operations South East Asia and India, Vice President Resorts, and Vice President Operations, South East and South West Asia. Jolyon graduated from William Angliss Institute in Melbourne with a concentration on Tourism and Hospitality.

Key responsibilities
Jolyon's responsibilities include the management, growth and profitability of IHG's Greater China region and working to develop and define a clear strategy for our Luxury & Lifestyle brands.

Yasmin Diamond, CB
Executive Vice President, Global Corporate Affairs

Appointed to the
Executive Committee:
April 2016
(joined the Group: 2012)



Skills and experience
Before joining IHG in 2012, Yasmin was Director of Communications at the Home Office, where she advised the Home Secretary, ministers and senior officials on the strategic development and daily management of all the Home Office's external and internal communications. She was previously Director of Communications at the Department for Environment, Food and Rural Affairs; Head of Communications for Welfare to Work and New Deal; and Head of Marketing at the Department for Education and Skills. Before joining government communications, Yasmin was Publicity Commissioner for the BBC, where she led communications activity around the launch of a new digital learning channel and around the BBC's educational output for both adults and children.

In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year's Honours List in recognition of her career in government communications. In addition, Yasmin is an Independent Non-Executive Director of the Rugby Football Union, sits on the Board of Trustees for the British Council, the UK's international organisation for cultural relations and educational opportunities, and is a Board Trustee member of the Sustainable Hospitality Alliance.

Key responsibilities
Yasmin is responsible for all global corporate affairs activity, focused on supporting and enabling IHG's broader strategic priorities. This includes all external and internal communications, covering both corporate and consumer brand PR; global government affairs work; and leading IHG's Corporate Responsibility strategy.

Nicolette Henfrey
Executive Vice President, General Counsel and Company Secretary

Appointed to the
Executive Committee:
February 2019
(joined the Group: 2001)



Skills and experience
Nicolette joined IHG in 2001, and prior to leading the Business Reputation and Responsibility function, held a number of senior legal roles, including Deputy Company Secretary, during which time she worked with the Board, Executive Committee and wider organisation to ensure best-in-class delivery and compliance across legal, governance and regulatory areas. Nicolette is a solicitor qualified in England and South Africa and previously worked as a corporate lawyer at Linklaters in London and Findlay & Tait (now Bowmans) in South Africa.

Key responsibilities
Nicolette has global responsibility for all areas of corporate governance, legal, risk management, insurance, regulatory compliance, internal audit and hotel standards.

Wayne Hoare
Chief Human Resources Officer

Appointed to the
Executive Committee:
September 2020
(joined the Group: 2020)



Skills and experience
Wayne has more than 30 years of experience in HR and joined IHG from RCL FOODS, where he spent seven years as the company's Chief Human Resources Officer, leading RCL FOODS' culture building and talent strategy for 25,000 employees. Prior to joining RCL FOODS, Wayne spent 26 years at Unilever, where he worked across a broad range of roles in both mature and developing markets across Europe, North America, Asia, Africa and the Middle East.

Wayne's most recent role at Unilever was as SVP, HR – Global Centres of Expertise, where he held responsibility for the Global Talent, Leadership Development and Reward teams. He led the development of the company's HR strategy on enabling a performance culture focused on growth.

Key responsibilities
Wayne has global responsibility for talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations and all aspects of the people and organisation strategy for the Group.

Kenneth Macpherson
Chief Executive Officer, EMEAA

Appointed to the
Executive Committee:
April 2013
(joined the Group: 2013)



Skills and experience
Kenneth became CEO, EMEAA in January 2018. He was previously IHG's CEO for Greater China, a role he held from 2013 to 2017. He has extensive experience across sales, marketing strategy, business development and operations. In addition to 12 years living and working in China, Kenneth's career includes experience in Asia, the UK, France and South Africa. Before IHG, he worked for 20 years at Diageo, one of the UK's leading branded companies. His senior management positions included serving as Managing Director of Diageo Greater China, where he helped to build the company's presence and led the landmark deal to acquire ShuiJingFang, a leading manufacturer of China's national drink, and one of the first foreign acquisitions of a Chinese listed company.

Key responsibilities
Kenneth is responsible for the management, growth and profitability of the EMEAA region. He also manages a portfolio of hotels in some of the world's most exciting destinations, in both mature and emerging markets.

George Turner
Chief Commercial and Technology Officer

Appointed to the
Executive Committee:
January 2009
(joined the Group: 2008)



Skills and experience
In February 2019, George was appointed as Chief Commercial and Technology Officer. Prior to this, he spent over a decade as IHG's EVP, General Counsel and Company Secretary, with responsibility for corporate governance, risk and assurance, legal, corporate responsibility and information security. He is a solicitor, qualifying to private practice in 1995. Before joining IHG, George spent over 10 years with Imperial Chemical Industries PLC, where he held various key positions including Deputy Company Secretary and Senior Legal Counsel.

Key responsibilities
George's responsibilities include distribution; channels; revenue management; property, owner, guest and enterprise solutions; guest reservations and customer care; digital; information security; technology; and global sales.

Gender split of Executive Committee



Male, **7**
Female, **3**

Governance structure

Our governance framework is headed by the Board, which delegates certain management and oversight responsibilities to various Committees to further IHG's purpose, values and strategy, while conducting business in a responsible manner. Executive management are responsible for the implementation of strategy which is delivered by the Group's workforce.

The Board and its Principal Committees

The Board is responsible for promoting the long-term sustainable success of the Group and establishes its purpose, values and strategy. Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees, with the exception of a number of key decisions and matters that are reserved for the Board. The schedule of matters reserved for the Board was reviewed and approved at the December 2022 Board meeting and is available on our website.

The Board is supported by its four Principal Committees (Audit, Nomination, Remuneration and Responsible Business), all of which consist of Non-Executive Directors. These committees assist the Board in carrying out its functions and in the oversight of the delivery of the strategic objectives it sets for management.



Committee Reports, including information on their activities during 2022, can be found on pages 105 to 136.

Pursuant to Section 172 of the Companies Act 2006, the Board has a duty to promote the success of the Company, and in doing so it must have regard to a number of factors including the interests of key stakeholders. The Board's Section 172 statement describing how stakeholder considerations are taken into account is incorporated in the description of the activities of the Board on pages 100 and 101.



Further details of key stakeholders and engagement during 2022 can be found on pages 38 and 39.

The Board is also responsible for reviewing the means for the workforce to raise concerns in confidence and the reports arising from its operation (commonly known as whistleblowing) and it reviewed confidential disclosure channel reports throughout 2022. In addition, a Non-Executive Director is designated to represent the Voice of the Employee in Board discussions. See our Voice of the Employee disclosure on page 111.



More information on our Board and Committees is available at **www.ihgplc.com/investors** under Corporate governance.

Management Committees

Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees. The Management Committees are comprised of senior executives, including, where relevant, the Executive Directors.

The Executive Committee is chaired by the CEO and considers and manages the day-to-day strategic and operational issues facing the Group. Its remit includes executing the strategic plan once agreed by the Board, monitoring the Group's performance and providing assurance to the Board in relation to overall performance and risk management.

The General Purposes Committee is chaired by an Executive Committee member and attends to items of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate Committee.

The Disclosure Committee is chaired by the Group's Financial Controller and ensures that proper procedures are in place for statutory and listing requirements. This Committee reports to the Chief Executive Officer, the Chief Financial Officer and the Audit Committee.

Conduct of Board and Committee meetings

The Chair and Company Secretary operate a collaborative process for setting the Board agenda to ensure that the focus and discussion strike the appropriate balance between the short-term needs of the business and the longer-term strategic objectives. The Chair or Committee Chairs, CEO and Company Secretary also liaise in advance of each Board and Committee meeting to finalise the agendas, set the order in which items are considered and ensure that each matter is allocated sufficient time. The Company Secretary maintains an annual agenda schedule for Board meetings that sets out strategic and operational matters to be considered.

The Board held eight scheduled meetings during the year and individual attendance is set out on page 91. All Directors are expected to attend all Board meetings and relevant Committee meetings unless they are prevented from doing so by prior commitments, illness or a conflict of interest. If Directors are unable to attend Board or Committee meetings, they are sent the relevant papers and asked to provide comments to the Chair of the Board or Committee in advance of the meeting so that their comments can be duly considered.

Time is set aside at the start and end of each Board meeting for the CEO to meet with the Chair and Non-Executive Directors, and for the Chair to meet privately with the Senior Independent Non-Executive Director (SID) and Non-Executive Directors to discuss any matters arising. The SID continues to be available to discuss concerns with shareholders, in addition to the normal channels of shareholder communication.



Our Board and Committee governance structure

BOARD
Audit Committee
Responsible Business Committee
Nomination Committee
Remuneration Committee
Executive Committee
General Purposes Committee
Disclosure Committee
Board Committees
Management Committees

Board activities
Matters the Board discussed in 2022

Board meetings

The following table gives an overview of the regular and standing items discussed and decisions made at Board meetings during the year. The table overleaf details the key matters discussed by the Board in 2022 and our Section 172 statement includes information about how stakeholders were considered. In both tables, commercially sensitive information has been excluded. In several areas, much of the substantive preparation work took place within the Board's Committees and was later confirmed by the Board or the whole Board attended certain sections of Committee meetings. Where this was the case, the discussions are treated as having taken place at Board level.

Regular and standing items

In addition to key focus areas outlined on the following pages, the Board considers a number of regular and standing items at each meeting:

Area of discussion	Discussion topic and decisions made
Chair's matters	The Chair provided an update on Board developments and meeting plans and his/her current areas of focus and engagement.
Chief Executive Officer's matters	The Chief Executive Officer provided an update on developments within the business, with a particular focus on net system size growth progress during the year and progress against key strategic initiatives.
Updates from each of the Board Committees	The Committee Chairs reported back to the Board on matters covered during their meetings. Details of Committee activities during 2022 can be found on pages 105 to 136.
Financial performance	The Board received regular updates from the Chief Financial Officer on recent and current trading, including RevPAR, operating profit, net system size growth and cash flow performance, and these were also compared to competitors' results and budget. Internal projections were compared with the consensus of analysts' forecasts to ensure that the Company's prospects were appropriately reflected in market expectations.
Corporate governance	The Board received regulatory development updates from the Company Secretary and General Counsel, covering regulatory changes in areas such as corporate reporting and governance, executive remuneration, climate change, shareholder body voting guidelines and other ESG matters.
Regional performance	Throughout the year, the Board received regional performance updates from each of the regional Chief Executive Officers, covering regional market and competitive landscapes, financial performance, regional strategy and progress on regional initiatives, and risks and mitigation measures.
Cybersecurity	The Board received regular updates on cyber activity and information security, including ongoing assessment of the Group's cybersecurity risk profile and the key risk indicators monitored by management.
Principal risks, internal controls and risk management systems	The Board received regular updates on principal and emerging risks, internal controls, risk management systems, the Group's risk appetite, business continuity and the global insurance programme. Committee Chairs also delivered reports on risk topics in relation to the areas of remit for their respective Committees. The Board regards the management of risks in business as fundamental to its role and does this by ensuring that appropriate controls and processes are in place. The regular monitoring of the Group's risk management systems allows the Board to ensure that issues that might otherwise impact the Group's reputation for high standards of business conduct are avoided or mitigated as appropriate and that the Group is positioned to respond to uncertainty in an agile manner.
Investor relations	The Board receives a regular report outlining share register movements, relative share price performance, investor relations activities and engagement with shareholders. The Board also considered views shared from the regular investor and analyst perception studies and feedback surveys as well as individual meetings with investors.
Corporate affairs	The Board receives a regular report outlining various geopolitical and social issues pertaining to IHG and its business; corporate affairs activity supporting IHG's corporate reputation, brands and responsible business agenda; owner and colleague engagement; government and advocacy programmes; and industry-body engagement.

In addition to the scheduled meetings during the year, the Board also convened separate meetings specifically to consider the Group's ongoing operations in Russia following the invasion of Ukraine and management's response to the criminal, unauthorised access to its technology systems. See pages 46, 101, 105, 107 and 212 for additional information on management's response to criminal, unauthorised access to its technology systems and pages 48, 100, 102, 105, 106 and 176 for more information on the Group's response to the war in Ukraine.

Board activities continued

Key matters discussed in 2022 and Section 172 statement

Section 172 of the Companies Act 2006 requires a director of a company to promote the success of that company, and in doing so the director must have regard to six factors. These are: the long-term consequences of a decision; the interests of its employees; business relationships with suppliers, customers and others; its impact on the community and environment; the desirability of maintaining high standards of business conduct; and the need to act fairly between members of the company. The table below summarises some of the main matters dealt with by the Board during the year and how it took the Section 172 factors into account. The relevant Section 172 factors are identified in the key at the bottom of the page.

Finance and performance	
Shareholder returns The Board considered and approved a final dividend for 2021, an interim dividend for 2022 and a $500m share buyback programme. A E F	In considering the dividends paid during the year and the share buyback programme, the Board took into account the creation of value for shareholders, analysts' expectations in the context of the Company's trading and viability assessments and capacity to pay as well as the external environment, including the geopolitical situation and macroeconomic developments, while having regard to the Group's dividend policy.
Group finance facility The Board considered and approved the refinancing of the Group's $1.35bn syndicated revolving credit facility. A B C E	When deciding to approve the refinancing of the Group's $1.35bn revolving credit facility, the Board recognised the importance of the new facility to the Group's short and medium-term funding and liquidity prospects and noted the positive implications of having the new facility in place for the Group's stakeholders, including employees, suppliers, owners, guests and shareholders.
Financial statements The Board considered and approved the full and half year financial results statements, including the going concern and viability statements, and whether the Annual Report was fair, balanced and understandable. E F	In reviewing and approving for publication the Group's financial statements, the Board ensured that the Group has met its regulatory requirements in relation to providing shareholders and other stakeholders with accurate information regarding the Group and further maintained the Group's reputation for operating with high ethical standards.
Strategic and operational matters	
Brand portfolio The Board approved the long-term commercial agreement for resort and all-inclusive hotels with Iberostar. A B C D	In approving the commercial agreement with Iberostar, the Board considered a variety of factors including the long-term culture fit between IHG and Iberostar, the enhanced attractiveness for IHG One Rewards members to gain access to a significant number of resorts globally, and the longer-term financial impact of the agreement, including the impact on IHG's system size and growth strategy. The Board also considered the opportunities to advance a sustainable tourism agenda and the Group's Journey to Tomorrow initiatives.
Brand portfolio The Board considered and endorsed the approach to IHG's Luxury & Lifestyle operating model. A B C D	As part of the Board's oversight of brand strategy, and recognising the long-term need to grow IHG's Luxury & Lifestyle portfolio to respond to guest preference, the Board considered and endorsed the development of IHG's Luxury & Lifestyle operating model to drive strategic growth in this area, effectively support owners in the operation of hotels, and develop colleagues to create a longer-term, more diverse talent pipeline for this estate.
Loyalty strategy The Board considered and endorsed the ongoing approach to the re-launch of the IHG One Rewards programme. A B C	As part of the Board's oversight of brand strategy in relation to IHG's masterbrand, the Board, in monitoring and endorsing the approach to the ongoing roll-out of IHG One Rewards, had particular regard for the cost and operational complexity for owners, the impact on guest expectations and experience, and the long-term competitive positioning of the programme.
Operating regions The Board approved the decision to cease the Group's hotel operations in Russia. A B C D E F	In approving the decision, the Board took into consideration the impact of IHG's withdrawal from Russia on IHG's owners and colleagues, shareholder and guest expectations in relation to companies continuing to operate in Russia in light of the war in Ukraine, regulatory considerations, corporate governance and reporting requirements, and IHG's reputation for operating responsibly.
Operating regions The Board approved the restructuring of leases for a portfolio of hotels in the UK. A C	In its decision to approve the restructuring of leases for a portfolio of hotels in the UK, the Board paid particular regard to the impact of the restructuring on the hotels' employees, the long-term financial impact of the changes, and the opportunity to use the hotels to advance the Group's Journey to Tomorrow commitments, particularly with respect to carbon reduction initiatives. The Board also took into account the positive impact of retaining high-profile assets in key locations on investors, hotel owners and guests.











Key to considerations

- A Long term
- B Employees
- C Suppliers and customers
- D Community and environment
- E High standards
- F Act fairly between members

Technology The Board reviewed and endorsed management's response to the criminal, unauthorised access to the Group's technology systems. A B C E	The Board received and considered updates regarding management's response to the criminal, unauthorised access to IHG's technology system, including in relation to the impact on guest data, regulatory and governance requirements and communications, the short and long-term consequences of the manner in which IHG responded to the incident, and the impact on IHG's reputation.
Technology The Board endorsed the strategic plan for delivery of technology supporting the customer journey. A B C	In considering and endorsing the long-term technology strategy and digital roadmap, including the roll-out of IHG's new mobile booking app, the Board had specific regard for the impact to guests, owners and on-property colleagues in relation to ease of use, retention of loyal guests, and booking optimisation. The Board further considered the long-term impact on the IHG Masterbrand and loyalty programme, risks associated with reliance on third-party suppliers, and the need to remain agile to address industry changes.
Growth strategy in regions – Americas, EMEAA and Greater China The Board received in-depth regional updates from the CEOs of each of the Group's three regions, and provided oversight with regard to the Group's growth strategy over both the short and long term. A C	The Board received regular updates from the Group's operating regions, covering the Group's positioning and performance in relevant markets and in relation to brand performance, underlying growth drivers and the competitive environment, and further focused on actions to accelerate the Group's growth. In its discussions, the Board paid particular attention to critical owner considerations in relation to building, operating and renovating hotels, such as financing and cost and supply constraints.
Board governance	
Board composition The Board approved the appointments of Deanna Oppenheimer as Chair of the Board, Byron Grote as Non-Executive Director and Chair Designate of the Audit Committee, and Graham Allan as Chair Designate of the Responsible Business Committee. A B E	When approving Board succession plans, the Board had particular regard for ensuring that both the Board and its Principal Committees have the appropriate mix of skills, experience and knowledge to provide effective oversight over the short and long-term strategic objectives of the Group and effectively consider the interests of its stakeholders while also maintaining high standards of business conduct and complying with the UK Corporate Governance Code.
Board composition The Board approved the appointment of Michael Glover as Chief Financial Officer and Executive Director. A B E	When progressing and approving Board and Executive Committee succession plans, the Board had regard for ensuring that both have the appropriate mix of skills, experience and knowledge, and further considered shareholder expectations, the impact to colleagues, IHG's desire to maintain its high standards of business conduct, and the long-term financial success of the Group.
Policy governance The Board approved the IHG Policy Governance Policy. A E F	The Board approved a new Global Policy Governance Policy to drive clarity, consistency and alignment of IHG's global policies across the business. In doing so, the Board focused on maintaining high standards of business conduct and ensuring that the impact on various stakeholders was considered in the development of IHG global policies.
People	
Diversity, equity and inclusion The Board approved the Group's updated Global Diversity, Equity, Inclusion and Equal Opportunities (DE&I) Policy, and further had oversight of the Group's DE&I initiatives. A B D E	In approving the revised DE&I Policy, the Board acknowledged the critical role the policy plays in defining and embedding IHG's culture, and further noted the impact of IHG's culture on its business relationships with third parties including investors, hotel owners and guests as well as employees. The Board also recognised the increased broader societal scrutiny on ESG matters such as diversity and inclusion, endorsing the revised policy's alignment with the Group's broader Journey to Tomorrow ambitions and commitments.
Our people and culture The Board regularly considered workplace culture, taking into account feedback from the Voice of the Employee engagement plan. B D	The Board assessed and monitored culture throughout the year, receiving regular updates from the CEO and from the Voice of the Employee engagement plan, overseen by the designated Non-Executive Director for workforce engagement. The Board had particular regard for the feedback received via the Voice of the Employee programme in relation to culture, ways of working, diversity, wellbeing and benefits, executive remuneration and IHG's strategy and communications processes.























See pages 38 and 39 for information about how we have engaged with our stakeholders in 2022. Further details of our regard for the environment are on pages 35 to 37 and 54 to 61.

Board activities continued
Our shareholders and investors

During 2022, IHG continued its open dialogue with shareholders and investors, and conducted its annual programme of investor relations activities, with support from its brokers and advisers. The Board received regular updates and considered feedback as outlined on page 99. In addition, our Registrar and American Depositary Receipts (ADR) programme custodians have supported shareholders and ADR holders with their queries.

Committee Chairs and the Senior Independent Director are available for shareholders if they have concerns they wish to discuss.

Annual General Meeting (AGM)

The Board was pleased to be able to meet shareholders in person at the 2022 AGM, following two years of 'virtual' meetings.

Our 2023 AGM will be held on Friday 5 May 2023. The notice of meeting will be sent to shareholders and be made available on our website in due course.

 Visit **www.ihgplc.com/investors** under Shareholder centre.

 Further information on the Board's engagement with shareholders and investors is included on page 38

Balancing the interests of stakeholders – Ending our operations in Russia

Following Russia's invasion of Ukraine and in response to the ongoing war, the Board specifically convened to review IHG's hotel operations in Russia, ultimately agreeing that all operations should cease. The Board carefully considered a number of factors, including evolving sanctions laws in the UK, US and EU, and the impact to IHG's stakeholders.

- Colleagues: The Board prioritised consideration of employees, focusing on their safety and mitigating the impact to those employees directly employed by IHG, including in our corporate office in Moscow, General Managers in hotels, and employees in other regional offices outside of Russia who provided support to hotels and owners in the region.
- Owners: All of our hotels in Russia, both managed and franchised, were owned by third parties who employed the majority of workers at their properties. The Board considered the interests of our owners at length, understanding the impact of ceasing operations on these relationships, and further considered the impact to IHG's reputation among the larger hotel owner community.

- Guests & Communities: IHG's reputation with guests and the wider community was considered at length, including the impact on IHG's brands and the importance of maintaining high standards of business conduct.
- Shareholders: In addition to evaluating the impact to IHG's reputation, the Board also had regard for the impact on our long-term growth strategy in the region as well as wider geopolitical tensions.

The Board continues to monitor the war and, in particular, the impact to our two hotels in Ukraine. IHG's operations team continues to support these hotels and their colleagues, while IHG has also provided support to refugees through hotel stays, meals and humanitarian aid.

Although IHG is no longer operating in Russia, the Board continues to monitor ongoing impacts arising from the war as part of its review of principal and emerging risks, crisis management and business continuity.

 See pages 175 and 176, note 6 for further details regarding the financial impact of IHG's exit from its Russia operations.

Director appointments and induction

Director appointments

Details of the appointments to the Board made during 2022 are described in the Nomination Committee Report on pages 112 and 113.

New Director inductions

Upon appointment, all new Directors undergo a comprehensive and formal induction programme which is tailored to meet their individual needs. We believe this is crucial to ensure our Directors have the full understanding of all aspects of our business and familiarity with the Group's purpose, culture and values, to ensure they are able to contribute effectively to the Board.

For Deanna Oppenheimer and Byron Grote, tailored induction plans were prepared in advance of their appointments to the Board. Their plans broadly covered the following topics, while being tailored to their respective roles as incoming Chair of the Board and Chair of the Audit Committee, with a particular emphasis on understanding IHG's business, long-term strategy and governance processes and controls:

• information on the Group's purpose, culture, values and strategy, including its business model, brands and the markets in which it operates;

• key strategic initiatives;

• our approach to internal controls and our risk management strategy;

• information on the Board, its Committees and IHG's governance processes;

• a reminder of the rules relating to maintaining the confidentiality of inside information and restrictions in dealing in IHG shares, together with a briefing on the policies and procedures IHG has in place to ensure compliance with such rules; and

• meetings with members of the Board and the Executive Committee, senior management from functions across the Group, the external Auditor and other key external advisers.

Additional appointments

During 2022, the Board considered and endorsed the following additional appointments of Directors:

• Graham Allan as a director of Ikano Pte. Ltd.

• Ian Dyson as Chair of Currys plc, following completion of his role as Chair of ASOS plc.

• Paul Edgecliffe-Johnson as non-executive director of Schroders plc.

• Duriya Farooqui as a member of the Board of Commissioners of the Atlanta Housing Authority.

• Byron Grote as non-executive director of Inchcape PLC.

• Jill McDonald as Executive Vice President and President, International Operated Markets of McDonald's Corporation, transitioning from her position as CEO of Costa Coffee.

• Sharon Rothstein as a Board member of Califia Farms, LLC and a Board member of Block, Inc., following the acquisition of Afterpay Limited by Block, Inc.

In each case, the Board took into account other appointments, the time commitment required for each role and the context of the UK Corporate Governance Code, including institutional investor and proxy adviser guidelines concerning over-boarding. It was concluded that the additional appointments should not adversely impact their performance but should enhance their ability to provide constructive challenge and strategic guidance.

Ongoing Director training and development

We understand the importance of an ongoing training programme for Directors to enable them to fully understand the Group's business and operations in the context of the rapidly developing environment in which it operates. The Chair continues to review the training and development needs with each Director on a regular basis and the Board is made aware of training opportunities.

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. In 2022, these sessions included detailed discussions on the socio-political and economic outlook against the background of the war in Ukraine, labour market challenges, China's zero-Covid-19 policy and the move to a more decarbonised economy. The Board also received an in-depth update on loyalty programmes, including the hotel loyalty programme landscape and the future of loyalty programmes.

In addition, the Company Secretary provides regular updates on regulatory, corporate governance and legal matters, and Directors are able to meet individually with senior management if necessary.

In addition to training provided during Board and Committee meetings, the reopening of IHG's corporate offices allowed for additional Board training and engagement sessions at IHG's Americas headquarters in Atlanta, in particular for Non-Executive Directors who joined the Board during the pandemic in 2021 and 2022. These sessions, joined by Arthur de Haast, Sharon Rothstein, Duriya Farooqui and Byron Grote, covered a range of topics relating to Brands and Marketing, Finance, Commercial and Technology, and the Americas region's performance and strategy, and further included site visits to several hotels across IHG's portfolio of brands as well as IHG's design center.

Internal evaluation

Given the shortness of the incoming Chair's time in role in 2022, the Board undertook an internal evaluation of the Board's performance, with the intention to undertake an external evaluation in 2023.

Board members were asked to consider the Board's overall effectiveness by completing an internal questionnaire, which focused on the following areas:

• progress in implementing agreed action items from the 2021 effectiveness review;

• Board composition, including knowledge, experience and competencies, and succession planning;

• Board dynamics and information flow from management to the Board;

• engagement between the Board and management; and

• Board leadership and strategic focus.

The responses of Board members to the questionnaire were largely favourable in relation to all areas of the Board's operation. The feedback highlighted that the Board's engagement with management continues to be robust and effective, with the reporting from management to the Board comprehensive, in particular in relation to strategic priorities, risk management, stakeholder engagement, and liquidity and financial resilience. Board members commented positively that the Board continues to thoughtfully and effectively challenge management while supporting management's decisions. The feedback further confirmed that the Board continues to be effective in safeguarding the governance, reputation, viability and future value of IHG.

With regard to implementation of the actions agreed in relation to the 2021 Board effectiveness evaluation, Board members generally agreed that this work had progressed, particularly in relation to Board dynamics, with the return to in-person meetings in 2022 facilitating more effective discussions.

Board activities continued
Board development and effectiveness evaluation

The following areas of continued focus and recommended actions for 2023 were noted:

Area for focus	Action items
Long-term strategy	Board members positively noted the progress made in relation to the additional focus on implementation of the long-term strategy in particular, and noted this should continue in 2023, in light of the increasingly competitive landscape and other complex geopolitical and economic factors.
Board agenda, materials & dynamics	Feedback indicated that Board agendas continue to be well constructed and the materials are informative and comprehensive, with good progress having been made on more forward-looking information, but this should continue to be a priority for 2023, with a view to making the materials more concise. Board members also noted that meetings could benefit from more streamlined presentations, allowing for additional discussion time.
Board composition & succession planning	The responses of Board members noted that the current balance of skills, knowledge and experience at the Board was appropriate, but this should be kept under review, particularly as Board members retire. Looking ahead, it was felt that the Board could benefit from increased digital/technology, remuneration and global C-suite experience.

Directors' performance evaluation

In addition to the internal Board evaluation process outlined above, the Chair considered the individual performance of the Non-Executive Directors, focusing on their contribution to the Board and Principal Committees and engagement with fellow Directors, in light of their relevant skills, knowledge and experience. Particular points of note were shared with the individual Directors and overall, the Chair concluded that the Directors perform their duties independently and effectively and that they dedicate sufficient time to discharge their Board responsibilities.

The performance assessment of the Chair was led by the SID. Given the limited tenure of the Chair in 2022, the evaluation focused on overall leadership during the transition, with a more extensive evaluation to occur following the Chair's completion of the first full year of her term.

The CEO evaluation was led by the Chair, who collected feedback from the Non-Executive Directors. Key areas of focus included:

- company performance and impact of the CEO;
- the relationship and ability to work collaboratively and transparently with the Board;
- delivery of the Group's growth agenda;
- regard for community and the environment;
- building talent and organisational capabilities; and
- progress in relation to IHG's 2022 plan and future needs.

Audit Committee Report



As Chair of the Audit Committee, I am pleased to present the Committee's report for the year ended 31 December 2022.

The Committee supports the Board in fulfilling its responsibilities regarding financial reporting, the effectiveness of the Group's risk management and internal controls systems and other compliance matters.

During the year, the Group operated in a volatile and uncertain environment while continuing to drive an ambitious agenda of initiatives in pursuit of growth. In this context, the Committee remained agile throughout the year and focused its attention on reviewing and obtaining assurance on evolving risk management and resilience arrangements in relation to the Group's principal and emerging risks.

The Committee's review and oversight of the effectiveness of the Group's internal control and risk management systems included specific focus on management's response to the criminal, unauthorised access to its technology systems and the governance and assurance relating to the transition of the Group's primary HR systems and the Committee concluded there were no material weaknesses in the control environment.

In terms of the broader regulatory landscape, the Committee considered emerging reporting requirements, including in relation to independent assurance of disclosures particularly relating to ESG and climate reporting, as well as ongoing UK audit and corporate governance reform, and further reviewed the Company's plans to address these evolving requirements.

As the Company announced in May 2022, I will retire from the Board on 28 February 2023 and will be succeeded as Chair of the Committee by Byron Grote on 1 March 2023. Accordingly the Committee and I have worked closely with Byron to ensure an orderly transition.

Looking back over my tenure, maintaining strong financial governance and effective internal controls has remained paramount in an increasingly complex risk and financial reporting environment. I would like to thank all those who, during my tenure, have contributed to the Committee and the robust governance framework and culture that continue to guide the Group in operating responsibly.

Ian Dyson
Chair of the Audit Committee
20 February 2023

Key duties and role of the Committee

Key objectives and summary of responsibilities

The Audit Committee is responsible for ensuring that IHG maintains a strong control environment. It monitors the integrity of IHG's financial reporting, including significant financial reporting judgements, maintains oversight and reviews our systems of internal control and risk management, monitors and reviews the effectiveness and performance of internal and external audit functions, as well as reviewing the behaviours expected of IHG's employees through the Code of Conduct and related policies.

The Committee's role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

 The ToR are available at **www.ihgplc.com/investors** under Corporate governance.

As noted, the Committee focused its attention on reviewing and obtaining assurance in relation to emerging and evolving risks as well as the Group's financial statements and controls. Key areas of focus over the year have been:

- review of the Group's approach to management of risk in an uncertain and volatile geopolitical and macroeconomic environment, including the risk, legal and accounting implications of the Group's exit from its hotel operations in Russia;
- review and oversight of management's response to the criminal, unauthorised access to the Group's technology systems, including recovery of systems and assessment of steps taken to mitigate risk to the Group's financial systems, controls and position;
- oversight of the Group's financial governance programme, including review of the governance and assurance relating to the transition of the Group's primary HR systems;
- review of and challenge to financial reporting throughout the year to ensure the Financial Statements provide a true and fair view of the Group's performance and that latest guidance and reporting regulations by regulators were appropriately applied;
- consideration of the Group's approach to governance, risk management and internal control arrangements in relation to franchised and managed deal approval;
- review of the Group's approach to the management of operational safety and security risks as well as key compliance programmes in relation to ethics and compliance and privacy; and
- the future role of the Committee in relation to non-financial reporting assurance.

Membership and attendance at meetings

Details of the Committee's membership and attendance at meetings are set out on page 91. The CEO, CFO, General Counsel and Company Secretary, Group Financial Controller, Head of Risk and Assurance and our external Auditor attended all meetings in 2022. The Chair of the Board also aims to attend all meetings and in 2022 attended all but one of the meetings. Other attendees are invited to meetings as appropriate and the CEO and all other Directors were invited to Committee meetings where the approval of financial reporting was considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained.

The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company's sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which the Group operates. Further details of the skills and experience of the Committee members can be found on pages 93 to 95.

Audit Committee Report continued

Reporting to the Board

Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

Effectiveness of the Committee

During the year, the Committee's effectiveness was reviewed as part of the internal Board evaluation process. It was concluded that the Committee remains effective.

Focus areas and activities

Financial and narrative reporting

During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as key judgement areas, going concern and viability statements, the financial reporting impacts of commercial litigation and disputes, exceptional items and impairment reviews) and the Group's quarterly trading updates. All members of the Board are asked to attend these meetings.

As well as receiving input and guidance from the external Auditor on the areas outlined above, the Committee also received regular reports from the Chair of the Disclosure Committee, which liaised closely with other external advisers of the Group to ensure that disclosure and regulatory requirements were being appropriately considered and met. Copies of the Disclosure Committee's minutes were also provided to the Committee.

The Committee received early drafts of the Annual Report and Form 20-F 2022 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by the Executive Committee and input from senior employees in the Company Secretariat, Legal, Operations, Strategy, Human Resources, Finance, Risk and Assurance teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) a checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee also considered management's analysis of how the content, taken as a whole, was 'fair, balanced and understandable', and whether it contained the necessary information for shareholders to assess the Group's position, performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. The Committee specifically considered the impact of the ongoing trading recovery following the pandemic on performance, strategy and business resilience and where it impacted the nature of the judgements and estimation uncertainty. The Committee also considered the proportionate and consistent consideration of climate matters across the Annual Report, including the TCFD statement and an asset-by-asset review for impairment purposes.

Alongside this review, the Committee considered guidance provided by the FRC throughout the year including in relation to TCFD disclosures and climate risk in the Financial Statements, judgements and estimates, deferred tax assets, earnings per share and business combinations and concluded that appropriate enhancements had been made to ensure alignment with the latest guidance.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

Significant matters in the 2022 Financial Statements

Throughout 2022, the Committee provided ongoing challenge to management's accounting, reporting and internal controls. The Committee discussed with management and the external Auditor the significant areas of complexity, management judgement and estimation in relation to the Financial Statements, and the impact of any accounting developments or legislative changes. The Committee has satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters. The key items discussed are outlined on pages 108 and 109.

Correspondence with US regulator

The Group received a letter dated 11 July 2022 from the US Securities and Exchange Commission (SEC) with comments on the Group's Form 20-F 2021 disclosures in connection with non-GAAP measures. The Group addressed the SEC's comments and took them into account in the preparation of the 2022 interim Financial Statements as well as the Annual Report and Form 20-F 2022.

Internal control and risk management

The Board is responsible for establishing procedures to manage risk, overseeing the internal control framework and determining the nature and extent of the principal risks the Company is willing to take to achieve its long-term objectives. The Committee supports the Board by reviewing the effectiveness of the Group's internal control and risk management systems and assessing emerging and principal risks.

In order to effectively review the internal control and risk management systems, the Committee:

- receives regular reports from management, the Risk and Assurance team and the external Auditor on the effectiveness of the systems for risk management and internal controls, including financial, operational and compliance controls;

- reviews the process by which risks are identified (including procedures in place to identify emerging risks and linkage to wider consideration of strategy and resilience) and assesses the timeliness and effectiveness of action taken by management, including regular reports on the Company's overall risk management and internal controls systems and principal risks; and

- receives regular reports relevant to risk management internal controls, both financial and non-financial, to ensure that current and emerging risks are identified and assessed and that there is an appropriate management response (see pages 44 to 51 for further detail on our risks and initiatives to manage them).

As part of the Committee's review of the internal control and risk management systems, key financial, operational and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting.

During 2022, the Committee considered the activity undertaken by the Risk and Assurance team to review and refresh risk profiles and integrate resilience planning into the prioritisation and capability building of the Group's business teams. The Committee also received updates on key assurance projects relating to the evolution of the Group's loyalty programme and the transition of the Group's primary HR system. The Committee reviewed emerging risks in relation to the war in Ukraine and the impact of the Group ceasing operations in Russia, including in relation to financial statements. The Committee also reviewed the response to the unauthorised access to its technology systems, including the roles played by management teams, risk functions and Internal Audit, focusing in particular on considerations for and assessment of the financial control environment.

Having reviewed the internal controls and risk management systems throughout the year, the Committee concluded that the Group continues to have an effective system of risk management and internal controls, and that there are no material weaknesses in the control environment.

Tax risks, policies and governance
The Group's CFO has responsibility for tax and tax policies at Board level. These policies and procedures are subject to regular review and update and are approved by the Audit Committee. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance.

 Our Approach to Tax document is available at
www.ihgplc.com/en/responsible-business/policies

Principal risk areas
During the year, the Committee discussed and assessed the range and aggregate impact of dynamic risks that the Group faced in the context of the volatile geopolitical and macroeconomic environment. The Committee considered the following areas:

• operational risks and wider stakeholder considerations and uncertainties relating to information security, sanctions, payment systems and supply chain caused by the war in Ukraine;

• additional supply chain uncertainties arising as a result of continuing Covid-19 restrictions in Greater China; and

• the ongoing competitive labour and salary environment, heightening risks to achievement of strategy and goals, process continuity, and employee wellbeing.

Particular attention was also paid to cybersecurity and governance in the context of the criminal, unauthorised access to the Group's technology systems.

Further details of our principal risks, uncertainties and review process can be found on pages 44 to 51.

Non-audit services
The independence and objectivity of the non-audit services provided by the external Auditor to the Group are safeguarded by IHG's Audit and Non-Audit Services Pre-Approval Policy. The policy is reviewed by the Audit Committee annually.

The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, in line with US SEC requirements, without any de minimis threshold and UK ethical standards. The Committee reviewed the audit and non-audit fees incurred with the external Auditor and noted that there had been no prohibited services (as defined by SOX or under UK ethical standards) provided to the Group during the year. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee remains cognisant of investor advisory bodies' guidelines on non-audit fees. During 2022, 11% of services provided to the Group were non-audit services (2021: 11%), primarily related to System and Organisation Controls (SOC) Reports. Details of the fees paid to PwC for non-audit and statutory audit work during 2022 can be found on page 174. The Committee is satisfied that the Company was compliant during the year with the FRC's Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by PwC. Where non-audit work is performed by PwC, both the Company and PwC ensure adherence to robust processes to prevent the objectivity and independence of the external Auditor being compromised.

Risk and assurance – Internal Audit
The Committee discusses and approves the Internal Audit annual plan, which aims to provide objective and insightful assurance that appropriate controls are in place to support our strategy and growth ambitions. Progress against the Internal Audit plan is reported at each meeting and, during 2022, the Committee reviewed several areas set out in the plan, including data ownership and integrity, governance and assurance in relation to metrics, and controls access.

The 2023 plan presented to the Committee in December 2022 maintains focus on the integrity of the risk management and internal control system, providing independent assurance to complement management's own activities where these are relatively mature, well-governed and/or regulated. Areas of focus in 2023 include attention on principal risks related to data and information usage and storage and operational resilience to incidents/disruption.

Following consideration, the Committee confirmed its agreement to the 2023 Internal Audit plan, including the assurance objectives identified. The Committee reviews the results of completed audits and observations from other ongoing assurance and control improvement support, as well as actions taken by management in response to Internal Audit's work.

The functional effectiveness of Internal Audit is assessed on an ongoing basis and reported to the Committee throughout the year. During 2022, this has involved feedback from auditees and self-assessment of execution against methodology. This has highlighted ongoing conformance to recognised standards for internal auditing and positive feedback on the team's sustained support to management to understand risks and control approaches through their work, and considered opportunities for continuous improvement, for example, relating to the application of market best practice, application of audit management tools, and protocols for ethics reporting. An independent quality evaluation of the function will be conducted in early 2023.

Governance and compliance
The Committee is also responsible for reviewing the Group's Code of Conduct and related policies.

Looking forward
During 2023, the Committee will remain focused on ensuring that standards of good governance are maintained and that appropriate assurance is obtained across all areas of the business, with a particular focus on the Group's principal risks, control environment and approach to financial reporting, taking into account new and emerging legislation and regulation.

External Auditor – Reappointment of PwC
The Committee reviewed and assessed PwC's performance during the year and considered its reappointment as the Group's external Auditor. PwC was originally appointed as the Group's Auditor in March 2021, following a tender process in 2019. Giles Hannam remained as PwC's lead audit partner in 2022.

As part of its assessment, the Committee:

• regularly reviewed and assessed the progress of the audit throughout the year;

• reviewed the findings from the FRC's annual audit inspection and the actions PwC has undertaken as a result of this inspection. Particular attention was given to the observations which could be relevant in the audit of the Group;

• enquired as to the focus areas of the engagement quality partner;

• reviewed the results of a detailed survey sent to Committee members and a number of senior IHG employees in respect of areas such as audit planning, professional scepticism, technical strength and communication; and

• met privately with the external Auditor to review key issues.

Audit Committee Report continued

The Committee also considered if PwC met the required levels of independence and objectivity. The Committee concluded that PwC's audit team was providing the required quality in its provision of audit services. The audit team had shown the necessary commitment and ability to provide the services together with a demonstrable depth of knowledge, robustness, independence and objectivity as well as an appreciation of complex issues. The team had posed constructive challenge to management and the Committee noted the quality of reporting provided to it. Accordingly, the Committee recommended the reappointment of PwC to the Board.

The Group has complied with the requirements of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services.

Case study – Auditor effectiveness

Two of the Group's significant focus areas, the IHG One Rewards loyalty programme and the System Fund, are audited by a PwC component team. The Audit Committee considered if PwC had maintained effective oversight of the component team and were able to obtain sufficient and appropriate audit evidence. Specific factors considered included:

- the consistency of the audit execution with that outlined in the plan;
- a site visit undertaken by the group team to the component team, including the lead audit partner. During the visit, PwC specifically reviewed these areas and held deep-dive meetings with management;

- the use of PwC's own actuarial experts in respect of the IHG One Rewards loyalty programme;
- the review performed by PwC's engagement quality partner in these areas; and
- specific feedback from management covering PwC's planning, execution and its understanding of complex issues.

The Audit Committee was satisfied that PwC had executed the appropriate level of audit quality in these areas.

Significant matters in the 2022 Financial Statements

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken
Accounting for IHG One Rewards	Accounting for IHG One Rewards requires significant use of estimation techniques and represents a material deferred revenue balance. The Committee reviews the controls, judgements and estimates related to accounting for IHG One Rewards.	The Committee reviewed the deferred revenue balance, the valuation approach, the results of the external actuarial review and procedures completed to determine the breakage assumption for outstanding IHG One Rewards points. Member behaviour during the pandemic was incorporated into the breakage analysis but was not given the same weighting as pre-pandemic activity. The Committee considered changes to the rewards programme in the year and in particular the introduction of Milestone Rewards. The Committee reviewed a paper which summarised the impacts of these changes and amendments to the deferred revenue model which have been made to accommodate them. The Committee concluded that the deferred revenue balance is appropriately stated.
Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting.	The Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee reviewed a paper from management summarising the principles determining the allocation of revenues and expenses to the System Fund, and the related governance and internal control environment. The Committee concluded that the accounting treatment of the System Fund and related disclosures are appropriate.
Expected credit losses	Expected credit losses are subject to uncertainty. During 2022, the level of uncertainty has decreased in both the Americas and EMEAA, with uncertainty remaining in Greater China. The Committee reviews the provision and, where historical experience is not considered relevant, reviews the nature and impact of assumptions made.	The Committee reviewed management's papers setting out the approach to calculating the provision for expected credit losses, including updates made in respect of Greater China to reflect the ongoing challenges within the region. The Committee concluded it agreed with the basis of calculation, that this is no longer a significant estimate (as a material change is not expected in the next 12 months), and that the related disclosures are appropriate.

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken
Impairment testing	Impairment reviews require significant judgement in estimating recoverable values of assets or cash-generating units and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment or impairment reversal and the adequacy of related disclosures.	The Committee reviewed management reports outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined in detail whether triggering events for impairment testing had occurred, including testing for impairment reversals, and the assumptions applied in estimating the recoverable values with a focus on the underlying cash projections. The Committee agreed with the determinations reached on impairment and that the related disclosures are appropriate.
Litigation and contingencies	From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for provisioning and considers the adequacy of the disclosure.	At each meeting during the year, the Committee considered reports detailing all material litigation matters including commercial disputes. The Committee discussed and agreed any provisioning requirements based on underlying factors. Disclosures were assessed, with particular emphasis on the completeness of uncertainties disclosed. Where the Group has contingent assets, the Audit Committee considered management's assessment of their probability and the extent of related disclosures and is satisfied these are appropriate.
Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their size, nature or incidence, with consideration given to consistency of treatment with prior years and between gains and losses.	The Committee reviewed papers by management and considered the consistency of treatment and nature of items classified as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items (see pages 175 to 178). The Committee also considered the sufficiency of disclosure and whether such disclosure explained the rationale for why each item is considered to be exceptional. The Committee concluded that the disclosures and the treatment of the items shown as exceptional are appropriate. The Committee considered other one-off items which are not considered to be exceptional and concluded that the treatment of such items is appropriate and adequately disclosed.
Going concern and viability	The Committee reviews management's financial modelling to conclude on the appropriateness of the going concern and viability statement.	The Committee reviewed and challenged the scenarios considered by management, the detailed cash flow forecasts and the mitigating actions available to management considered in its going concern assessment to June 2024 and the three-year viability assessment and concluded these were appropriate. The Committee also reviewed and challenged the reverse stress test assumptions to confirm the viability of the Group. The Committee reviewed going concern disclosures (page 157) and the viability statement (pages 52 to 53) and is satisfied these are appropriate.
Climate risk	In preparing the Financial Statements, the potential impacts of climate change have been considered.	The Committee reviewed an analysis from management summarising the approach taken to consider climate risk on an asset-by-asset basis and concluded that the disclosures were appropriate. The Committee agreed that the disclosures made in respect of the Task Force on Climate-related Financial Disclosures were appropriate. The Committee satisfied itself that the approach across the Annual Report has been proportionate and consistent.
UK deferred tax asset	Given the size of the Group's UK deferred tax asset ($109m), the Committee reviewed and challenged the key assumptions determining the recoverability of the deferred tax asset and whether this should be disclosed as a significant estimate.	The Committee confirmed the estimates used to support the recovery of the UK deferred tax asset were consistent with those used in the impairment and going concern and viability assessments. Given the recovery to levels of profitability assumed in these estimates, the Committee concluded that it agreed with the recognition of the deferred tax asset, that this was not a significant estimate, as a material change in estimate is not expected in the next 12 months, and that the disclosures are appropriate.
Assessment of the impact of IFRS 17	IFRS 17 'Insurance Contracts' will be adopted from 1 January 2023. An assessment is made in advance of new accounting standards of the expected impact to the Group's results.	The Committee reviewed a paper from management summarising the impact of IFRS 17 and the key considerations made by management during their assessment. The Committee concluded that the assessment and related disclosures are appropriate.

Responsible Business Committee Report



I am pleased to present the Responsible Business Committee's report for the year, including an update on the Board's Voice of the Employee workforce engagement plan.

With increased stakeholder focus on environmental, social and governance (ESG) matters, the 2030 commitments set forth in the Group's Journey to Tomorrow responsible business plan continued to be a primary area of focus for the Committee during the year. Along with review of the 2022 priorities supporting the overall achievement of the Group's longer-term commitments, the Committee considered an external assessment of emerging ESG initiatives and regulatory developments across IHG's key markets and a benchmarking of the 2030 commitments against evolving stakeholder expectations in those markets.

The broader evolution of ESG reporting was another area of focus. The Committee considered in particular the impact of evolving political and societal expectations in relation to ESG issues for companies and the importance of maintaining consistency between the Group's commitments and its decision-making.

The Committee remained mindful throughout its meetings and discussions of the impact of the Group's responsible business agenda on stakeholders, considering for example how to utilise the Group's strong ESG foundation and progress against its responsible business commitments to drive competitive advantage with owners and guests. The Committee further considered the feedback from the Voice of the Employee programme, including in relation to workplace culture and employee wellbeing, as well as the impact of DE&I and other workplace initiatives on employees.

As the Company announced in December 2022, I will retire from the Board with effect from 28 February 2023 and will be succeeded as Chair of the Committee by Graham Allan.

I am proud of the role the Committee has played during my tenure in overseeing and championing the Group's ambitious responsible business agenda, and would like to thank the Committee members and management for their continued focus on driving progress in this area, while keeping the interests of IHG's stakeholders at the forefront of the Group's strategy.

Jill McDonald
Chair of the Responsible Business Committee
20 February 2023

Key duties and role of the Committee
Key objectives and summary of responsibilities
The Committee reviews and advises the Board on the Group's responsible business objectives and strategy, including its impact on the environment and climate change; social, community and human rights issues; its approach to sustainable development and responsible procurement; and stakeholder engagement in relation to the Group's approach to responsible business. The Committee is also responsible for assessing the Board's engagement with the workforce and the Group's DE&I agenda.

The Committee's role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

 The ToR are available at **www.ihgplc.com/investors** under Corporate governance.

In addition to the areas outlined above, the Committee's key responsibilities and focus areas over the year have been:

- assessing the 2022 strategic priorities that support the Group's 2030 responsible business commitments and monitoring the progress against them;
- monitoring the progress of TCFD reporting;
- reviewing the Group's responsible procurement programme;
- reviewing the Group's human rights programme and Modern Slavery Statement;
- reviewing the Group's Responsible Business Report; and
- considering the inclusion of an ESG metric in the Long Term Incentive Plan (LTIP) for Executive Directors.

Membership and attendance at meetings
The Committee's membership and attendance at meetings are set out on page 91. The Chair of the Board, CEO, General Counsel and Company Secretary, Executive Vice President, Global Corporate Affairs and the Chief Sustainability Officer attended all meetings held during the year.

Reporting to the Board
The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.

Effectiveness of the Committee
In 2022, the Committee's effectiveness was reviewed as part of the internal Board evaluation process, where it was concluded that the Committee remains effective.

Focus areas and activities
Responsible business commitments
The Committee considered and assessed the key areas of focus for the Group's responsible business commitments, including:

- progress in relation to increasing gender and ethnic diversity within management at both the corporate and hotel level, and the development of a global wellbeing programme;
- the Group's decarbonisation and energy reduction strategy, including the integration of Energy Conservation Measures (ECMs) into brand standards for operating hotels, developing very low or zero-carbon new-build hotels and future options for a renewable energy programme; and
- the Group's Human Rights programme, with particular focus on identifying and addressing human rights risks specific to the hospitality industry and the progress of the Group's anti-human trafficking programme.

Further information on our 10-year responsible business plan can be found on pages 28 to 37.

TCFD

The Committee assessed the Group's progress in relation to 2022 TCFD reporting, noting the increased transparency in the expanded disclosures and the inclusion of a climate transition plan, and work to embed climate risks in the risk profiles of the Group's business teams. Further information on TCFD is included on pages 54 to 61.

Responsible procurement

The Committee considered the progress of key workstreams of the Group's responsible procurement strategy, including supply chain risk management, sustainability and supplier diversity.

ESG metric in LTIP

The Committee worked with the Remuneration Committee to consider the inclusion of an ESG metric in the LTIP, involving measures relating to people and the environment.

Looking forward

During 2023, the Committee will continue to focus on assessing the Group's short-term strategic priorities to drive achievement of the longer-term 2030 responsible business commitments.

 Our Responsible Business Report is available at **www.ihgplc.com/responsible-business**

Voice of the Employee

At the start of 2022, Duriya Farooqui was appointed as IHG's designated Non-Executive Director (NED) with responsibility for workforce engagement (Voice of the Employee). Duriya has been supported by the Group's Global Human Resources (HR) team to develop and execute a plan to engage directly with members of IHG's corporate and hotel workforces, with the aim of collating and sharing such feedback with the Board for consideration in its decision-making.

Role and responsibilities

The role and responsibilities of the designated Voice of the Employee NED are to:

- support the design of the structure and content of Board discussions on employee engagement and culture;
- evaluate employee engagement approaches and their effectiveness;
- ensure that employee feedback and interests are factored into the Board's decisions and KPI setting;
- ensure that the Board, through the Executive Committee, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation;
- ensure all significant business and budget proposals include a management assessment of the impact on employees; and
- ensure Executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports, including whistleblowing.

2022 engagement

Building off prior years' engagement plans, in 2022, the team continued to broaden the employee feedback groups who met with and provided feedback to the Board to include a higher representation of hotel colleagues in markets outside the UK and US, as well as additional Employee Resource Groups (ERGs) to ensure a level of diversity.

During the year, Duriya, with the assistance of several other NEDs, undertook a programme of activities to engage with a cross-section of employees and receive detailed feedback both in person and through a number of virtual employee meetings/forums. These feedback sessions included leader groups within the US and UK hotels, reservations and corporate populations, and ERGs across the UK, US, India, China and various EMEAA countries.

A dozen feedback sessions were held throughout the year, and Duriya was joined by Non-Executive Directors Daniela Barone Soares and Jo Harlow and Chair Deanna Oppenheimer for some of these sessions.

Discussion topics and themes in relation to the feedback received from employees included employee wellbeing; workplace culture; flexible/remote working particularly for the large reservations teams; leader communications; strategy, prioritisation and collaboration; talent attraction; onboarding and retention; personal and career development; and agile ways of working and decision-making.

Additional engagement and activities undertaken by Duriya during the year included:

- monitoring and reviewing the content and feedback from global 'all employee' CEO calls;
- reviewing employee dashboards setting forth data/metrics relating to employees;
- reviewing employee engagement survey results; and
- engaging with the Global HR Leadership team to receive broader cultural insights.

Insights and learnings

Duriya provided regular feedback to the Responsible Business Committee and the Board throughout the year, with key Board discussions taking place around the insights and action planning arising from employee engagement survey results. Through this feedback, the Board gained valuable insights into employee sentiment throughout the recovery from the pandemic and the shift to hybrid working.

Plans for 2023

Duriya will remain as the Board member with responsibility for workforce engagement in 2023, and it is anticipated that additional NEDs will assist with some of the Voice of the Employee activities.

A schedule of discussions and feedback sessions has been arranged for 2023, and will continue to encompass a wide group of employees and leaders from across all regions, including ERGs and Lean In circles, with further inclusion in 2023 of a 'new starters' group to ensure a balance of tenure. Additionally, the Board will continue to keep the functioning of the Voice of the Employee programme under review to ensure it meets best practice and complies with regulatory developments.

Nomination Committee Report



I am pleased to present the Nomination Committee's report for the year.

Following the announcement of my appointment as Chair Designate in January 2022, the Committee's agenda has been dominated by Board composition and succession planning, particularly in respect of Non-Executive Directors approaching the completion of nine-year tenures.

The Committee led Board succession plans with the recommendations to appoint Byron Grote as Non-Executive Director and Audit Committee Chair Designate, and Graham Allan as Responsible Business Committee Chair. The Committee also oversaw a refreshment of the composition of the Audit Committee and the Remuneration Committee.

I am pleased to report that the Committee also approved the promotion and appointment of Michael Glover as Executive Director and Chief Financial Officer, with effect from 20 March 2023, evidencing the strength of the Company's succession planning at the senior management level.

Additionally, as at 31 December 2022, our Board composition exceeds the 40% target for the proportion of women on boards and meets other applicable recommendations set out in the FTSE Women Leaders Review. Our Board also continues to exceed the Parker Review's recommendation on ethnic diversity on boards.

Given the commencement of my tenure as Chair in September, and recognising the value in obtaining external feedback in relation to the effectiveness of the Board, the Committee oversaw the completion of internal Board and Committee effectiveness assessments in 2022. A full external performance evaluation will be conducted in 2023.

In a year of significant change in relation to the Board's composition, the Committee's approach to succession planning continues to ensure that the Board maintains the right mix of skills and experience to assist the Group in building talent, delivering on its strategic objectives and maintaining the Group's strong, inclusive culture.

Deanna Oppenheimer
Chair of the Nomination Committee
20 February 2023

Key duties and role of the Committee

Key objectives and summary of responsibilities
The Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements before making appropriate recommendations to the Board as to any changes. It also ensures plans are in place for orderly succession both for Directors and other senior executives and is responsible for reviewing the Group's senior leadership needs.

The Committee's role, responsibilities and authority delegated to it by the Board, including processes in relation to appointments, are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR state that the Committee is responsible for considering potential candidates for appointment to the Board based on merit, cognitive and personal strengths with due regard for the benefits of diversity, including gender, and social, ethnic and geographic backgrounds.

 The ToR are available at **www.ihgplc.com/investors** under Corporate governance.

The Committee's key responsibilities and focus areas during the year have been:

- assessing the Board's and the Principal Committees' composition and succession planning, including consideration of gender balance and ethnic and geographical diversity, in accordance with the ToR and consistent with the Group's DE&I Policy (details of which are on page 31);
- engaging with external search consultancies and making recommendations on appointments to the Board;
- overseeing the internal performance evaluation of the Board and its Principal Committees as well as the evaluation of individual Non-Executive Directors; and
- monitoring the Executive Committee and senior leadership talent and succession planning.

Membership and attendance at meetings
The Committee's membership and attendance at meetings are available on page 91. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to my position, the Senior Independent Non-Executive Director (SID) acts as Committee Chair.

Reporting to the Board
The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to and reviewed by Committee members, and I report back to the Board on the activities of the Committee following each meeting.

Effectiveness of the Committee
During the year, the Committee's effectiveness was reviewed as part of the internal Board evaluation process. It was concluded that the Committee remains effective.

Focus areas and activities

Board and Principal Committee composition and succession planning

The Committee focused in particular on succession planning for the Audit Committee Chair and the Responsible Business Committee Chair roles, in light of the completion of 9-year terms by Ian Dyson and Jill McDonald respectively.

The Committee engaged Egon Zehnder to assist with the search for suitable candidates for the Audit Committee Chair role and an internal search was conducted for the Responsible Business Committee Chair role. In both cases, a candidate selection, assessment and interview process was conducted as relevant, with particular focus on the appropriate competencies, functional experience, cultural characteristics and consideration of candidates' other commitments in line with the provisions of the UK Corporate Governance Code. Egon Zehnder has no other connection with the Company or individual Directors.

Following the completion of satisfactory background and reference checks by Egon Zehnder, the Committee recommended to the Board the appointment of Byron Grote as Non-Executive Director with effect from 1 July 2022, to assume the role of Audit Committee Chair from 1 March 2023. Byron's biography is included on page 93 and details of his induction plan can be found on page 103. With Byron's appointment, the Audit Committee Chair will continue to have recent and relevant financial experience, as required by the UK Corporate Governance Code.

After due consideration, the Committee also recommended to the Board that Graham Allan be appointed as Responsible Business Committee Chair with effect from 1 March 2023.

During the year, the Committee also considered the Principal Committees' composition in the context of the changes outlined above, the balance of skills and experience across the Principal Committees and cross-committee assignments. The Committee determined that it would be appropriate to recommend to the Board the appointment of Arthur de Haast to the Audit Committee, with a view to him stepping down from the Remuneration Committee, and my appointment to the Remuneration Committee (I did not participate in the discussion on this). The Board approved these changes to take place with effect from 1 January 2023.

Performance evaluations

Given I formally started as Chair in September 2022, the Committee recommended to the Board that an internal evaluation exercise be carried out following my appointment, on the basis that an external evaluation process conducted during 2023 would provide more meaningful and productive insight. Further information on the internal performance evaluation is included on pages 103 and 104.

Executive Committee talent and succession

Subsequent to the announcement in October 2022 of the upcoming departure of Executive Director and Chief Financial Officer Paul Edgecliffe-Johnson, the Committee oversaw the process to appoint a successor. Spencer Stuart supported the process, which included a broad desktop review of external candidates and an interview and assessment process for the internal candidate search, with a particular focus on the appropriate competencies, function experience and understanding of IHG's Global Finance organisation, as well as cultural characteristics and leadership competencies. Spencer Stuart has no other connection with the Company or individual Directors.

Following discussion and consideration, the Committee recommended to the Board the appointment of Michael Glover as Executive Director and Chief Financial Officer from 20 March 2023.

Throughout the year, the Committee also received updates on talent and succession planning at Executive Committee and senior leadership levels, noting in particular progress against DE&I objectives.

Information on the gender balance of senior management as well as the Board is included on page 32.

Looking forward

In 2023, the Committee will continue its focus on Board succession planning and competencies as well as continuing to ensure that our Executive and senior talent pipeline combines an appropriate blend of skills, experience, knowledge and diversity.

Directors' Remuneration Report
Remuneration Committee Chair's statement



"Management has delivered strongly against its objectives, having positioned the business well for recovery and for future growth and returns."

As Chair of the Remuneration Committee and on behalf of the Board, I am pleased to present the Directors' Remuneration Report for the year ended 31 December 2022.

2022 business performance context
Demand recovered strongly across most of our markets in 2022. We passed the milestone of 6,000 open hotels in delivering adjusted net system size growth of 4.3% for the year, excluding the impact of ceasing operations in Russia, with room openings and room signings up 12.5% and 16.7% respectively. Operating profit from reportable segments, at $828 million, was up 55% on 2021. Fee margin has recovered to pre-pandemic levels following the recovery in revenue, combined with our disciplined approach to cost management. From a shareholder perspective, the Board has proposed a final dividend of 94.5¢, an increase of 10% on 2021, and resulting in a total dividend for the year of 138.4¢. Additionally, as a result of our strong cash management, we completed a share buyback programme to return $500 million of surplus capital in January 2023, and a further $750 million is due to be launched in 2023.

Wider workforce remuneration and employee engagement
The Committee is extremely mindful of the current cost-of-living challenge and its impact on the financial and emotional wellbeing of our employees. In 2022, salary increases for the UK and US corporate populations were in line with those for Executive Directors. The overall budget for 2023 increases is around 4.5% for UK and US corporate employees and 3% for the CEO.

For the UK leased hotel estate, in agreement with the owner, pay rates for front-line staff were increased in 2022, at least in line with the real living wage, and healthcare benefits were extended. Budgeted 2023 salary increases range from 5% to 8%, with higher increases applicable for front-line employees, and one-off payments made to employees who had worked for at least the final three months of 2022. Details of our approach to remuneration across the wider workforce in general and throughout the year are outlined on pages 123 to 124.

We were pleased to see overall employee engagement scores remain resilient at 86%, exceeding external benchmarks by 8%. Perceptions of pay also remained strong, exceeding external benchmarks across our hotel, reservations and general manager populations (see page 126).

Overview of 2022 remuneration outcomes
The key highlights of Executive Director incentive plan awards for 2022 are presented below, and a detailed explanation and rationale for the Committee's decisions are set out in this report:

- The formulaic achievement on Annual Performance Plan (APP) metrics (operating profit from reportable segments, room openings and room signings) resulted in awards for Executive Directors of 95.7% of maximum reflecting the outstanding performance of the business in 2022.

- The performance measures for the 2020/22 Long Term Incentive Plan (LTIP) cycle were relative Total Shareholder Return (TSR), relative net system size growth (NSSG), cash flow and Total Gross Revenue (TGR). When assessing performance for the 2020/22 award, the impact of the pandemic was considered in relation to the two absolute measures, cash flow and TGR:

  – The TGR target for that cycle was set later in the year, reflecting guidance from investor bodies at the time of the outbreak of Covid-19 that awards could be granted at the usual time with performance targets set up to six months later. The Committee was therefore able to set a TGR target that was reflective of performance expectations after the initial impact of the pandemic became evident. TGR performance was above maximum for the cycle, resulting in full vesting of this element.

  – However, the cash flow target was set in February 2020 and communicated in the 2019 Directors' Remuneration Report. Following the outbreak of Covid-19, the original cash flow target was seen as unachievable. However, the Committee determined not to adjust the targets for the in-flight awards. In October 2020, the Committee began tracking a 'shadow' cash flow target for 2020/22 that had been formulated to drive the cash management actions during this period. The original cash flow target was not adjusted and this shadow target did not replace it. However, as disclosed in our 2021 Directors' Remuneration Report, it was intended to be a highly relevant reference point when assessing the performance of the 2020/22 LTIP.

  – The Committee decided to utilise the maximum of the shadow target, $1.09 billion, as the threshold for the cash flow LTIP measure, reflecting the exceptional performance on cash management during the pandemic.

Assessment of windfall gains
As part of a range of actions taken on pay, as a result of the impact of Covid-19 during 2020, the 2020/22 LTIP award was granted at a maximum of 205% of salary, which is 40% below the Directors' Remuneration Policy approved level of 350% for the CEO and 25% below the policy approved level of 275% for the other Executive Directors. This was part of a wider range of cost-saving measures in response to the pandemic, but also mitigated against the potential for windfall gains on LTIP outcomes, given that the share price had fallen at the time of grant. We are pleased that over the period from May 2020, the share price has performed well, recovering to pre-Covid-19 levels. Before agreeing the vesting levels for the 2020/22 award, the Committee analysed the share price performance to consider the extent of any windfall gain. The analysis showed that the reduction in maximum grant value in 2020 significantly more than outweighed any gain as a result of the share price recovery over the three years, particularly for the CEO[1]. The Committee, therefore, considered that sufficient actions had been taken to mitigate against the potential for windfall gains and no adjustments were made to vesting levels in this regard.

[1] Further details are on page 130.

2020/22 LTIP award

Using our formal discretion framework (see opposite), the Committee considered whether to adjust the formulaic outcome for the cash flow target, given management's exceptional performance in maintaining such a strong cash position during a challenging period for the Company and the resulting outperformance of the maximum shadow cash flow target. Following this assessment, we determined that the result under the formulaic outcome was not reflective of the performance of the business and that discretion should be exercised to the vesting level under the cash flow element. The detailed rationale of the Committee is set out over the following pages:

Framework for consideration of discretion

In line with the UK Corporate Governance Code, the Committee has adopted a formal framework which it will use to determine whether to exercise discretion. Some of the key factors the Committee considers are shown below.



- Performance relative to competitors
- Historic performance outcomes
- Impact of adjustments
- Wider Company financial and strategic performance
- Consistency between APP and LTIP outcomes
- Stakeholder experience: shareholders, employees, owners & guests
- Historic use of discretion

→ **Possible use of discretion**

Committee determination

Measure and weighting	Weighted formulaic outcome	Weighted discretionary outcome	Rationale
Cash flow (20%)	7.3%	14.5% (see page 129)	• The Committee has reviewed performance on this measure against both the original and shadow targets set in 2020 as well as from a number of different perspectives, particularly from a wider company financial and strategic viewpoint. • Management's use of a shadow target, which was appropriate for the new Covid-19 impacted environment, was fundamental to the strong cash flow performance. The basis for this target could be cascaded into the business as, although it was stretching, it was recognised that with the right management action plans around cost efficiencies, tight cash management and working capital focus, it could be achievable. In terms of demonstrating the stretch inherent in the shadow cash flow target, set in October 2020: • the target was set in the environment known at the time, predating the Delta and Omicron Covid-19 variants, • across the three years it is consistent with the cash flows upon which debt covenants were based, and • across the final two years of the cycle, $277 million higher cash flow generation was targeted than the internal budget approved in February 2021. The Committee has looked at the Executive Directors' performance in the key area of cash flow and liquidity management, balancing the need to protect the business while continuing to invest in future growth, including: • managing through the impact of Covid-19 without the need to raise new equity and maintaining an investment grade credit rating, which has returned to the pre-pandemic level; • securing interest cover and leverage ratio covenant waivers on existing debt agreements; • accessing increased liquidity through: – £600 million drawn down from the UK Covid Corporate Financing Facility (CCFF), which was repaid in March 2021; and – issue of two new bonds in October 2020 and a tender on 2022 bonds, raising around net £600 million to provide longer-term liquidity to the business. • protecting cash flow by prudent use of capital and reducing costs of which $75 million has been sustained into 2022; and • strong performance on working capital, targeted approaches to cash collections and management of expenditure. In 2022, as a result of this strong focus on cash generation: • positive adjusted free cash flow of $565 million was generated ($29 million in 2020 and $571 million in 2021); • IHG's credit rating, which remained at investment grade levels throughout the pandemic, returned to pre-pandemic levels; • the $1.35 billion revolving credit facility was refinanced on favourable terms; and • the rapid deleveraging of the business has led to ordinary dividend payments being reinstated for 2021 and additional shareholder returns in the form of a $500 million share buyback announced in 2022. In total, over $700 million has been returned to shareholders in 2022, with a further $750 million share buyback announced to be completed in 2023. • The Committee believes that management has done all it could to preserve IHG's resilience and strategic capability for strong future growth, justifying additional vesting in the cash flow element of the LTIP for this cycle. • Given the significant outperformance against the shadow target, the Committee exercised its discretion to determine that vesting for the cycle should be based on a range between the maximum of the shadow target and the maximum of the original target (see page 129 for the disclosure of the original and new range). This has resulted in performance of 72.4% of target, giving a weighted vesting outcome of 14.5% for the cash flow measure.
Net system size growth (NSSG) (30%)	17.6%	17.6%	• This was a relative target based on performance against a set of our largest peers. • The Committee reviewed NSSG performance in detail, from a number of different perspectives, and used its judgement within the framework of the target to determine whether to include certain bulk transactions undertaken by IHG and our competitors during the LTIP performance period (see page 129), but otherwise concluded that it did not consider it appropriate to adjust the formulaic outcome of this relative measure.

Directors' Remuneration Report continued
Remuneration Committee Chair's statement continued

Committee determination

Measure and weighting	Weighted formulaic outcome	Weighted discretionary outcome	Rationale
Total Gross Revenue (TGR) (20%)	20%	20%	• This absolute target was set in October 2020, at the same time as the shadow cash flow target, once the immediate impact of the pandemic was known but before subsequent developments, such as the Delta and Omicron variants. • Based on analysis of the data and context, the Committee did not consider it appropriate to adjust the formulaic outcome of this absolute measure.
Total Shareholder Return (TSR) (30%)	0%	0%	• The IHG share price has remained resilient through the latter part of 2020 and through to the end of the LTIP cycle after recovering from an initial reduction in the first half of 2020. • IHG's TSR was significantly ahead of all European peers in the comparator group. • However, the share price performance of some comparator group companies based primarily in the fast-recovering US market, with a weighting towards the economy segment, and with their shares listed on US stock markets, which have performed better than the FTSE over this period, has resulted in IHG being below the threshold level for vesting on this relative measure. • Based on analysis of the data and context, the Committee did not consider it appropriate to adjust the formulaic outcome of this measure.
Total	**44.9%**	**52.1%**	

The relative NSSG measure is subject to the achievement of a Return on Capital Employed (ROCE) underpin. The underpin was introduced before the pandemic and was intended to ensure that the ROCE impact was considered in strategic decision making, such as M&A activity. The Committee considered the underpin for the 2020/22 cycle and noted that, whilst ROCE was below the underpin level for the first two years due to the impact of Covid-19, it was above the underpin for 2022. The Committee therefore decided not to adjust the vesting levels in relation to the underpin.

No other discretion was exercised in respect of the other LTIP measures, meaning the overall vesting was 52.1% of maximum for all three Executive Directors. Details of the awards vesting are provided on page 130.

2022 APP award
Alongside operating profit from reportable segments, the 2022 strategic openings and signings measures were designed to provide in-year focus on rooms growth in a competitive market, in order to complement the longer-term three-year LTIP focus on overall net system size growth. The formulaic achievement against the APP measures resulted in an award of 166.4% of target, or 191.4% of salary. The Committee feels the formulaic APP award is justified, given its view on the strong performance of the business in 2022 on both an absolute and relative basis:

Measure and weighting	Weighted outcome	Consideration of discretion
Operating profit from reportable segments (70%)	135.8%	• The targets were appropriately set, with a narrower range around the target outcome than in 2021 but still wider than in pre-pandemic years, resulting in greater stretch required on the upside and reflecting the context at the time; acknowledging the limited forward visibility of the shape and pace of recovery through 2022. • Management delivered strong results against the key financial metrics which contribute to operating profit, while continuing to invest in growth opportunities, such as the long-term commercial agreement with Iberostar Hotels & Resorts, infrastructure to support Luxury & Lifestyle and enhancing our HR systems. • The Committee has reviewed the quality of underlying performance, including whether adjustments should be made and concluded no adjustments were necessary. The Committee also reviewed a number of factors which were not budgeted for at the time of setting targets, including the exit of operations in Russia, and used its judgement to adjust for those where it was deemed appropriate, as outlined on page 128. • On this basis, the Committee found no rationale for applying negative discretion.
Signings (15%)	15.4%	• Targets were set reflecting the typical nature of the pace at which the drivers of signings and openings respond during periods of recovery, and containing significant stretch to achieve outperformance. • As noted above, in respect of operating profit from reportable segments, the Committee used its judgement to adjust for the exit of operations in Russia in the signings and openings performance as outlined on page 128. • The Committee also assessed performance against our largest competitors, with IHG remaining broadly in line year-on-year. The Committee is satisfied that performance relative to our peers was competitive. • See under 'Openings' below regarding the Committee's assessment against Global Metrics performance. • On this basis, the Committee found no rationale for applying negative discretion.
Openings (15%)	15.2%	• Performance was ahead of target on this measure. • The Committee assessed performance relative to competitors and is satisfied that performance relative to our peers was competitive. • The signings and openings measures are subject to the Committee assessing performance against the Company's Global Metrics. The majority of metrics, seven of nine, tracked above target or prior year performance. Of those with formal targets, six of seven exceeded target. • On this basis, the Committee found no rationale for applying negative discretion.
		Overall, having also considered broader stakeholder perspectives (see page 117), the Committee found no rationale for applying negative discretion to the formulaic outcome of the 2022 APP.
Total	**166.4%**	

Total 2022 variable incentive outcome

In addition to reviewing the individual LTIP and APP components, as outlined on page 116, and the wider stakeholder position, as outlined below, the Committee took a holistic view of variable incentive outcomes and considered the overall outcome for 2022. In total, the 2022 APP and LTIP awards for Executive Directors represent 73.6% of the maximum potential value. This is reflective of strong performance and, although not a determining factor, in line with historic overall reward outcomes, as outlined on page 132, in respect of the CEO, which have averaged at 63.8% in the previous 10 years, excluding 2020. The Committee considers the combined 2022 LTIP and APP awards appropriate in this context.

Broader stakeholder perspectives

In considering the use of discretion, the Committee has taken into account the experience and views of wider stakeholders:

Wider workforce	• The APP measures of operating profit from reportable segments, openings and signings apply to the whole corporate employee population, along with a personal performance element below the Executive Committee (EC) level, with target bonus amounts determined by grade. The strong formulaic performance under the corporate measures will apply to and benefit this whole population. In addition, in view of the strong performance in 2022, an additional 6% is being added to the amount budgeted for the personal performance element to increase awards for those employees who performed the strongest during 2022.
	• All LTIP award holders, around 43 of our senior management population, most of whom also receive Restricted Stock Unit (RSU) awards, will benefit from the additional discretionary vesting under the cash flow measure in recognition of the exceptional teamwork and effort required during the cycle and resulting strong performance as the recovery continues.
	• In January 2023, the second matched share vesting took place under our employee share plan, as a result of which 1,893 employees received free shares matched on a 1:1 basis.
	• The overall employee engagement score of 86% exceeded that of external benchmarks by 8% and views on pay and benefits, in particular, remained consistently above external benchmarks (see page 126).
	• As explained on page 124, the employing entities for a number of UK leased hotels are part of the IHG group. With the support of the hotels' owner, all roles at these hotels are paid above the living wage and zero-hour contracts have been eliminated across this estate. From April 2022, all employees in these hotels were paid at, or above, the real living wage, with the majority paid above. Salary increases of between 5% and 8% will be made in 2023 for employees at these hotels as they continue to meet the real living wage changes announced by the Real Living Wage Foundation in September 2022. Additionally, a one-off payment of £650 (pro-rated for part-time employees) was made in January 2023 to front-line employees who had worked at these hotels from 1 October to 31 December 2022.
	• Further considerations included under 'Remuneration at IHG – the wider context' on pages 123 to 124.
Owners	• Favourable credit terms provided to assist with the impact of the pandemic.
	• Agreement with owners to manage cash flow through utilisation of maintenance reserves.
	• Expanded hotel procurement solutions to combat supply chain challenges and rising costs.
	• Launched new hiring tools and support to recruit and retain talent.
	• Continued review and evolution of brand standards to improve operational efficiency.
	• Government advocacy carried out on behalf of owners.
	• Launched the Demand Sensing Forecast model to help owners maximise revenue opportunities using data and analytics.
	• Invested in IHG One Rewards, with loyalty contribution increasing following the launch and returning to pre-pandemic levels.
Guests	• Flexible cancellation policy operated, and waiver of cancellation fees.
	• Continued execution of IHG® Way of Clean and IHG® Clean Promise in our hotels.
	• Launched a transformed loyalty offer in 2022 with IHG One Rewards providing more ways to earn and redeem points alongside more tailored experiences and enhanced food and beverage offering in our hotels.
	• IHG One Rewards membership status protection provided.
Shareholders	• IHG share price has remained resilient, ending 2022 at around the average of the closing price for the full year and 100% up on the lows of March 2020; and made a strong start through January 2023, ending 19% up for the month.
	• An interim dividend of 43.9¢ was paid on 6 October 2022 and the Board is proposing a final dividend of 94.5¢ in respect of 2022.
	• Commencing in August 2022, the Company announced a return of $500 million to shareholders through a buyback programme, and has announced a further $750 million buyback programme for 2023.
	• There is continued momentum in future growth with the brands that we have added since 2017 already contributing 10% of our pipeline, and our Luxury & Lifestyle portfolio representing 20% of our pipeline as we increase our exposure to higher fee income segments.
	• Having consulted with shareholders on the potential use of discretion for the 2020/22 LTIP cycle, we received positive and constructive feedback.

 Certain KPIs and Non-GAAP measures are used throughout the Directors' Remuneration Report. See pages 85 to 88 for additional detail.

Use of Non-GAAP measures: in addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 85 to 88 and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 232.

Directors' Remuneration Report continued
Remuneration Committee Chair's statement continued

Implementation of Directors' Remuneration Policy (DR Policy) in 2023
The Committee commenced its review of the current DR Policy in 2022, which included an extensive internal and external consultation process to understand those elements that were working well and those where change may be required. This included stakeholder interviews with the Executive and Non-Executive Directors, a wholesale review of market practice and two rounds of consultation with our shareholders. A number of key challenges were identified:

- The need to prepare for the future – our Executive Directors have been in role for a number of years and the Committee recognised the likelihood of having to attract successors during the life of the next policy. Succession risk has been realised with the resignation of Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy (see below for further details). While we continue to have robust succession planning in place, our packages need to be attractive enough to recruit external executives in the global market with the appropriate skills, experience and US and international expertise.

- US talent market – we have previously highlighted that IHG is a global business in a global industry driven by US-based global competitors. The US represents around 65% of revenue and profit. US experience is essential for executive director roles and to sustain an effective succession plan. We are increasingly competing for talent in the US, where remuneration opportunities are much higher primarily due to the significant long-term variable pay potential. Where we have necessarily made increases at senior levels below the Board to enable us to remain competitive within the US market, this has led to pay compression with more senior roles, impacting our ability to recruit the right calibre of leaders to key positions. We have also continued to see increased turnover of key roles at senior management levels as external offers are more attractive than executive director succession at IHG. The Committee recognises that as a UK company, we are not able to pay at levels commensurate with our US peers; however, our packages are not sufficiently competitive in structure and quantum to attract talent from the US market, creating a risk to our ability to preserve shareholder value in the future.

- Disconnect between Company performance, strategy and pay outcomes – IHG continues to be a high-performing Company. However, volatility in LTIP measures, particularly TSR, undermines our strong 'pay for performance' ethos. We expect the volatility in the TSR measure to continue in the coming years as US listed companies benefit from capital flows and the US stock markets.

The Committee has been considering a range of approaches to address the above concerns. This has included extensive consultation with shareholders to understand their views. We carried out an initial consultation in September 2022, primarily on the structure of our incentives but also on the governance features in place and the performance measures. We received helpful feedback which enabled us to refine our proposals, and we began a second round of consultation in early 2023. This second phase of the consultation is ongoing, and we therefore determined that it would be beneficial to delay the publication of the new policy, to allow time for further discussion with as wide a range of shareholders as possible. For that reason, the new policy is not included in this report and it is currently intended that it will instead be published in our 2023 Notice of AGM.

Pending the outcome of shareholder consultations, details of the implementation of the policy for 2023 will also be set out in the Notice of AGM (other than 2023 salary levels, which are described on page 136, and retirement benefits, which are described below). It is anticipated that the APP will continue to be measured on operating profit from reportable segments, signings and opening targets, and that the LTIP measures will include a new Environmental, Social and Governance (ESG) measure, with targets related to decarbonisation actions as well as some of our diversity, equity and inclusion commitments.

Retirement benefits for incumbent UK Executive Directors were aligned with the maximum company contribution available to all other participants in the UK pension plan at the end of 2022. As stated in last year's report, and in line with our approved DR Policy, US retirement benefit arrangements, in which the CEO, Americas, participates, differ in a number of respects from UK pension arrangements, as explained on page 124. They are comprised of a 401(k) plan under which all corporate employees benefit from maximum employer contributions of a consistent 6% of salary, and a Deferred Compensation Plan for around 100 eligible senior employees under which all participants, including the CEO, Americas, can receive supplementary contributions of up to 16% of salary. These are common retirement benefit plans in the US market and, given the parity of treatment for all participants in each of these plans, as well as the importance of the CEO, Americas role to the business and the market competitiveness concerns over Executive Director pay, the Committee intends to maintain the arrangements as they relate to the CEO, Americas.

Board changes
During the year, Patrick Cescau stepped down as Chair of the Board and was replaced by Deanna Oppenheimer. Byron Grote was appointed as a Non-Executive Director. The remuneration arrangements in respect of all changes were in line with the approved DR Policy and are covered on page 134.

As announced on 21 October 2022, Paul Edgecliffe-Johnson will step down from the role of Chief Financial Officer and Group Head of Strategy, and from the Board, in 2023. His leaving date will be 19 March 2023 and his remuneration arrangements on departure are as follows:

- Salary, pension and benefits will be paid up until 19 March 2023. In line with our previous commitment, his pension has been reduced to the rate of all other IHG UK pension plan participants, which is 12% of salary, from 1 January 2023.

- No further payments in respect of these elements will be paid beyond 19 March 2023, given he will be taking up new employment.

- He remained eligible to receive an APP award in respect of the full 2022 performance year. As noted above, the outcome for the APP was 95.7% of maximum. In line with our termination policy, the cash element will be paid in the usual way but the deferred shares portion will be forfeited upon his termination date.

- His LTIP awards for the 2020/22 cycle were assessed in the same way as for the other Executive Directors as outlined above; the vesting outcome was 52.1% of maximum. This award will vest on 22 February 2023 and will be subject to a two-year holding period thereafter.

- He will not be eligible to receive an APP or LTIP award in respect of 2023.

- All outstanding APP shares and LTIP awards that have not vested on 19 March 2023 will be forfeited. The post-employment shareholding policy will be applied. He will be required to hold shares equivalent to his minimum shareholding requirement of 300% of salary as at the date of leaving for six months post cessation and 50% of the minimum shareholding requirement for a further six months.

- No other payments will be made in connection with his leaving.

Michael Glover will replace Paul Edgecliffe-Johnson as Chief Financial Officer on 20 March 2023 and further details of his remuneration can be found on page 136.

About this report

As always, we strive to make this report as easy to read as possible. Following this statement, there is a reminder of the approved DR Policy applicable in 2022 and its alignment with the UK Corporate Governance Code principles. As such, this report should be read in conjunction with the 2023 Notice of AGM, once published, and this report and the 2023 Notice of AGM taken together comprise the annual Directors' Remuneration Report. There is an 'At a glance' section on pages 120 to 121 providing an illustration of 2022 remuneration outcomes and, over the following pages, there is a summary of how executive remuneration aligns to company strategy; a summary of remuneration across the wider workforce; and, on pages 125 to 126, further background on the Remuneration Committee.

This Annual Report on Directors' Remuneration Report (pages 114 to 136) will be put to an advisory vote by shareholders at the May 2023 Annual General Meeting.

Jo Harlow
Chair of the Remuneration Committee
20 February 2023

Directors' Remuneration Report continued
At a glance

How to use this report
Within the Directors' Remuneration Report we have used colour coding to denote different elements of remuneration. The colours used and the corresponding remuneration elements are:

- Salary
- Benefits
- Pension benefit
- Annual Performance Plan (APP) 50% cash and 50% deferred shares
- Long Term Incentive Plan (LTIP)
- Shareholding

AUDITED

Audited information
Content contained within a tinted panel highlighted with an 'Audited' tab indicates that all the information within the panel is audited.

Table of contents

Over the following pages of the report, we give an overview of how our remuneration arrangements are aligned to our purpose, ambition and strategic priorities. We have included a summary of our approved DR Policy, as applicable for 2022, on page 122, together with a reminder of how the Committee has addressed Provision 40 of the 2018 UK Corporate Governance Code in respect of remuneration policy and practice throughout 2022. Alignment of pay structures throughout the organisation and the implementation of remuneration policy across the wider workforce is covered on pages 123 to 124. Pages 125 to 126 contain a summary of Committee actions during the year.

Executive Director remuneration

2022 actual remuneration vs potential remuneration
The charts below show the 2022 potential remuneration opportunity and actual achievement compared to the 2021 actual achievement.

The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the Executive Directors, can be found in the table on page 127. See above for the key to individual elements of actual remuneration for 2021 and 2022.



Keith Barr, Chief Executive Officer
Value (£000)

Key for potential
- Minimum = Fixed pay
- Target = Fixed pay and on-target award for APP (115%) and 50% of maximum LTIP vesting
- Maximum = Fixed pay and maximum award under APP and LTIP



Paul Edgecliffe-Johnson, Chief Financial Officer
Value (£000)



Elie Maalouf, Chief Executive Officer, Americas
Value (£000)



How we performed in 2022

Strong performance against target across all measures meant that the formulaic 2022 APP achievement was 166.4% of target, resulting in awards for Executive Directors of 191.4% of salary. Under the LTIP, solid net system size growth performance relative to our largest competitors and strong Total Gross Revenue performance, together with exceptional management of cash flow through the pandemic and into recovery, resulted in a formulaic outcome of 44.9% of maximum, which was increased to 52.1% of maximum following the exercise of discretion by the Committee (see pages 115 and 116 for the Committee's consideration of discretion).

Measures used for APP



15%
15%
70%

- Operating profit from reportable segments
- Room signings
- Room openings

Operating profit from reportable segments ($m)

Threshold
629.0
Actual
846.0
Target
740.0
Maximum
851.0

Room signings (k rooms)

Threshold
72.6
Actual
80.9
Target
80.7
Maximum
88.7

Room openings (k rooms)

Threshold
44.9
Actual
49.9
Target
49.8
Maximum
54.8

Measures used for LTIP



20%
30%
30%
20%

- Total Shareholder Return
- Total Gross Revenue
- Net system size growth
- Cash flow

Before discretion

Relative Total Shareholder Return (%)

Actual
-1.3
Maximum
43.8
Threshold
28.0

Total Gross Revenue ($bn)

Threshold
19.04
Actual
26.55
Maximum
22.40

Relative net system size growth (%)

Threshold
0.5
Maximum
5.2
Actual
2.8

After discretion

Relative Total Shareholder Return (%)
No discretion applied

Total Gross Revenue (%)
No discretion applied

Relative net system size growth (%)
No discretion applied

Cash flow (shadow target) $bn

Threshold
0.82
Actual (100% vesting)
2.04
Maximum
1.09

Cash flow (original target) $bn

Threshold
1.91
Maximum
2.54
Actual (36.5% vesting)
2.04

Cash flow (final range) $bn

Threshold
1.09
Maximum
2.54
Actual (72.4% vesting)
2.04

Directors' Remuneration Report continued

Our approach to remuneration

Summary of approved Directors' Remuneration Policy (DR Policy)

The DR policy framework below, and its alignment with Provision 40 of the Corporate Governance Code, relates to 2022 remuneration. The future DR Policy is subject to ongoing shareholder consultation at the time of writing this report.

Element	2022	2023	2024	2025	2026	Framework	Purpose
Fixed							
Base salary	■					Increases are generally in line with the range applying to the corporate population. Reviewed annually and fixed for 12 months from 1 April.	To recognise the value and impact of the role and the individual's skills, performance and experience.
Benefits	■					Relevant benefits are aligned to the typical level for the role/location.	To be competitive and consistent with role/location; to help recruit and retain.
Pension/ Retirement benefit	■					A Defined Contribution or cash in lieu amount for UK Directors. Employee contributions with matching company contributions. Salary is the only part of pay that is pensionable. See further details regarding UK and US pension benefit on page 124.	To be competitive and consistent with role/location; to help recruit and retain.
Variable							
Annual Performance Plan (cash)	Cash					Maximum opportunity is 200% of salary; 70% based on operating profit measure and 30% on key strategic objectives; 50% of the award is deferred into shares for three years.	To reward the achievement of stretching targets that support the Company's annual financial and strategic goals. For 2022, the key strategic objectives were: • room signings (15% weighting); and • room openings (15% weighting).
Annual Performance Plan (deferred shares)		Deferral	Deferral	Deferral			
Long Term Incentive Plan (LTIP)	Performance	Performance	Performance	Deferral	Deferral	The maximum potential LTIP quantum is 350% of salary for the CEO and 275% of salary for other Executive Directors; a two-year post-vest holding period applies.	A focus on industry-leading growth in our scale is at the heart of our strategy. Together with TSR and cash flow, there is a strong alignment between Executive Director remuneration and shareholder interests.

A copy of the approved DR Policy is available on IHG's website at **www.ihgplc.com/investors** under Corporate Governance.

The Committee has considered the remuneration policy and practices in the context of Provision 40 of the UK Corporate Governance Code, as follows:

Principle	IHG's approach
Clarity	We always seek to set and report our performance-related measures, targets and outcomes in a clear, transparent and balanced way, with relevant and timely communication with all of our stakeholders. Our reward policies drive engagement throughout the workforce with an aligned approach to performance-related reward. Through the combination of short- and long-term incentive plan measures, the DR Policy is structured to support financial objectives and the strategic priorities of the business which deliver shareholder returns and long-term value creation. Further alignment with shareholder interests is driven by the significant proportion of share-based incentives and Executive Director shareholding requirements.
Simplicity	Our remuneration structure comprises straightforward and well-understood components. The purpose, structure and strategic alignment of each element is clearly laid out in the remuneration policy summary table: • fixed pay: base salary, pension and benefits that are consistent with role and location; • short-term incentive: annual performance-related bonus which incentivises and rewards the delivery of financial and non-financial strategic objectives; • long-term incentive: a share-based award which incentivises performance over a three-year period and is based on measures which drive long-term sustainable growth.
Predictability	The range of possible values of rewards for Executive Directors is clearly disclosed in graphical form both at the time of approving the policy and in the annual implementation report.
Risk	Our DR Policy contains a number of elements to ensure that it drives the right behaviours to incentivise the Executive Directors to deliver long-term sustainable growth and shareholder returns and to reward them appropriately: • the maximum short- and long-term incentive awards are capped as a % of salary; • the Committee has clear discretion policies, linked to specific measures where necessary, to override formulaic outcomes; • Executive Directors agree to clear and comprehensive malus and clawback provisions; and • significant shareholding requirements apply for Executive Directors.
Proportionality	Individual rewards are aligned to the delivery of strategic business objectives. The Committee sets robust and stretching targets to ensure that there is a clear link between the performance of the Group and the awards made to Executive Directors and others.
Alignment to culture	IHG has a clear purpose and well-established values and behaviours. The alignment between remuneration incentives and our strategy for high-quality growth, and the KPIs which underpin the delivery of our strategy, is outlined on page 123. Other elements of reward, such as salary reviews and, across the wider workforce, the short-term incentive plan and our global recognition scheme, reward employees for performance and actions which demonstrate our values and behaviours.

Aligning variable elements of remuneration to strategy

Variable elements of remuneration are linked to our strategy through our four strategic priorities, our purpose and our ambition, as shown below in respect of the 2022 APP and 2022/24 LTIP cycle granted in 2022.

Our purpose	Our ambition	Our strategic priorities
True Hospitality for Good	To deliver industry-leading growth in our scale, enterprise platform and performance, doing so sustainably for all stakeholders, including our hotel owners, guests and society as a whole.	Build loved and trusted brands Create digital advantage Customer centric in all we do Care for our people, communities and planet

Element	Measures	Link to strategy	Explanation
Annual Performance Plan (APP)	Operating profit		• The strength and breadth of our portfolio, tailored services and solutions, as well as our technology and platforms drive consumer preference, owner returns and rooms growth; all contributing to our revenues and profit.
	Room signings		• Openings and signings are two of our key drivers of system size and central to our ambition to deliver industry-leading rooms growth in our scale.
	Room openings		• Aligned to our people, communities and planet strategy, the Remuneration Committee will review performance on Global Metrics, including key ESG measures (Employee engagement, Guest Love, Responsible Business), in considering the potential application of discretion to formulaic outcomes on APP strategic objective measures.
	Global Metrics		
Long Term Incentive Plan (LTIP)	Relative Total Shareholder Return		• Our growth ambition is intended to deliver value and return for our stakeholders, including competitive total shareholder returns.
	Relative net system size growth		• Our ambition is to deliver high-quality, industry-leading net rooms growth in our scale, so it is important that this forms a key element of our management team's Long Term Incentive Plan.
	Cash flow		• Enhancing our customer and owner offer and developing our brands at scale in high-value markets drives sustained growth in cash flows and profits over the long term, which can be reinvested in our business and returned to shareholders.



Remuneration at IHG – the wider context

Our reward philosophy

Our reward arrangements are competitive, drive creation of value for stakeholders and make us think and act as one team.

How our reward practices are aligned across all levels of the organisation

Our approach to fairness in reward is an important aspect of our overall reward philosophy and is designed to attract and retain the best talent, with a focus on championing a diverse and inclusive culture where employees can thrive. The reward philosophy is supported by a robust governance approach aimed at having fair and consistent reward and recognition practices across our employee population, regardless of gender and other aspects of diversity, as well as an alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we meet the needs of employees by offering market-driven reward packages.

Employee engagement on pay

The 2022 employee engagement scores for participating hotel and reservations employees and general managers on the questions relating to reward and recognition exceeded our survey provider's top quartile benchmark. See page 126 for details.

Directors' Remuneration Report continued
Our approach to remuneration continued

Examples of alignment and implementation of wider workforce reward strategy in 2022

Elements of reward	Participants	Commentary
Fixed		
■ Salary	All	In the 2022 base salary review process, we continued to put managers at the heart of the process, allowing them to use their discretion in pay decisions, and included an additional 33% on top of the standard merit budget in order to address equity and talent recognition. We improved our external benchmarking capability and provided additional line manager support with improved analysis of market data and guidance. This allowed the merit budget to be targeted on areas where it would have the most impact. We continued to provide managers with our diversity, equity and inclusion statement on making fair reward decisions consistent with our Code of Conduct to ensure all employees are rewarded fairly and according to their contribution, skills and experience with tips on avoiding any conscious and unconscious bias. For 2023, additional merit budget will again be made available to address individual equity and talent recognition.
■ Benefits	All	For 2022, we enhanced the UK healthcare offering to include cover for IVF and infertility treatment. Additionally, we introduced cover for gender dysphoria investigations and related mental health therapy, surgery and follow-up. We also extended the eligibility for health assessments to all of our UK corporate employees. The levels of healthcare cover on offer in the UK continue to align across all UK corporate colleagues.
■ Pension benefit	All	Pension and retirement benefits are provided in the UK and US in line with market practice.
		UK: the contribution rate for corporate and eligible hotel employees in the IHG UK pension plan is aligned across the eligible population with a 2:1 matching ratio up to a maximum of 6% of salary from employees and 12% from the Company. During 2022, the trustee of the plan carried out a detailed assessment of our UK pension plan in line with regulatory guidance and confirmed that it continues to provide good value for members.
		US: US retirement saving plans are made up of a 401(k) plan which has a 1:1 matching contribution ratio up to a maximum of 6% of salary for eligible corporate employees and a Deferred Compensation Plan (DCP) which provides for supplementary company contributions of up to 16% provided at senior levels (a historic grandfathered rate of 20% applies for a small number of employees who were already receiving this rate when it was removed effective 1 January 2017).
Variable		
■ Annual Performance Plan (APP)	All	All corporate employees share the same corporate performance metrics with the Executive Committee and Executive Directors. For senior management (generally at Executive Committee level and their direct reports), a proportion of bonus is deferred into shares for a three-year period. The weightings of metrics for all corporate employees below Executive Committee level are aligned and a greater portion of an award can be achieved through an employee's individual performance and contribution to the Company. In addition, in view of the strong performance in 2022, an additional 6% is being added to the amount budgeted for the personal performance element to increase awards for those employees who performed the strongest during 2022.
■ Long Term Incentive Plan (LTIP)	Executive Directors and senior management	Senior/mid-management and certain specialist roles are eligible to participate in a Long Term Incentive Plan (LTIP). Performance-based LTIP awards largely apply at the level of Executive Committee and their direct reports; Restricted Stock Units typically apply for eligible employees below this level (see below).
■ Restricted Stock Units (RSUs)	Excludes Executive Directors	In line with typical market practice, particularly in the US, and due to line-of-sight over performance measures, a gradually greater proportion of the LTIP award is made as RSUs (which are not subject to performance conditions but still align employee interests with those of shareholders) for eligible roles from Executive Committee level down. In 2022, we increased the number of employees eligible to receive RSUs below Executive Committee level and also increased the quantum available to the same employees. This provided additional scope to attract and retain key talent, reward more employees for their contribution to the Company and further align with market practice.
■ Colleague Share Plan	Wider workforce only	IHG matches the number of shares purchased by employees, up to a value of USD 1,000 per year, on a 1-for-1 basis. Our employee share plan is available to approximately 96% of our corporate employees below the senior/mid-management level (who receive LTIP and/or RSU awards). Our highest participation level was achieved in 2022, with 53% of eligible employees having enrolled in the Plan. The Colleague Share Plan was introduced from 2020 and the first cycle's matching shares vested in January 2022 with over 32,000 shares vesting; the second cycle's matching share award vested in January 2023 with over 26,200 shares vesting between 1,893 employees.
■ Recognition schemes	All	In 2022, we reintroduced our Bravo recognition scheme. Colleagues who are below senior leader level can be nominated for a cash award for going above and beyond in their jobs whilst displaying exceptional IHG behaviours. All of the corporate workforce, including Executive Directors, are eligible to receive a Long-Term Service Award, of varying value, once the employee reaches certain service milestones.

UK leased hotel employees

As previously reported, following the acquisition of a number of UK hotels in 2019, employing entities for the estate's hotels were transferred to IHG. Employment terms, including remuneration and benefits, largely remained in place on their pre-acquisition basis. As with the model for leased hotels generally, IHG provides hotel management support to the owners of these UK leased hotels and makes recommendations on matters, including pay, based on market insight and experience. Decisions on implementing pay changes are ultimately determined by the hotel estate owner in the context of their own commercial position and equities across the wider portfolio.

- The Real Living Wage will be applied as a minimum for all staff in line with the Real Living Wage Foundation level from April 2023, and zero-hour contracts are not utilised in the UK leased estate.

- The reward offering was enhanced for some management roles to provide all senior management with an employee bi-annual health assessment and supplementary healthcare for the employee and their immediate family. The hotel performance management plan has been extended to all Heads of Department managers.

- Hotel colleagues receive similar benefits to corporate employees including enrolment into a workplace pension, employee room rates, employee assistance programme, Bravo recognition programme, retail discount vouchers, the myWellbeing programme and refer-a-friend bonus. Front-line colleagues can also receive incentives and performance-driven bonuses.

- In January 2023, one-off payments were made to those front-line colleagues and managers who were not otherwise eligible for an annual bonus (pro-rated for part-time colleagues based on their hours worked). This payment applied to all colleagues who worked between 1 October and 31 December 2022.

Remuneration Committee details

2022 focus areas

- Review and approval of 2021 remuneration outcomes and 2022 incentive plan structures and targets
- In-year performance and relative performance tracking
- Wider workforce remuneration matters
- ESG in incentives and IHG Green Engage progress
- Consideration of discretion relating to 2022 remuneration outcomes
- DR Policy review including 2023+ structures and targets

Key objectives and summary of responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of remuneration of the Executive Directors and the Executive Committee, and agrees the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group's ability to meet its strategic objectives. Additionally, the Committee reviews wider workforce pay policies and practice to ensure alignment with strategy, values and behaviours and takes this into account when setting Executive Director remuneration. The Committee's role and responsibilities are set out in its Terms of Reference (ToR) which are reviewed annually and approved by the Board.

 The ToR are available on IHG's website at **www.ihgplc.com/investors** under Corporate governance.

Membership and attendance at meetings

Details of the Committee membership and attendance at meetings are set out on page 91.

During 2023, the Committee was supported internally by the Company Chair, the Group's CEO and CFO, and the heads of Human Resources and Reward as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not be appropriate.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members for review and comment.

Non-Executive Directors' letters of appointment and notice periods

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary's office.

Deanna Oppenheimer, Non-Executive Chair, is subject to 12 months' notice and is in compliance with Provision 19 of the UK Corporate Governance Code. No other Non-Executive Directors are subject to notice periods; all Non-Executive Directors are subject to an annual re-election by shareholders at the AGM.

Effectiveness of the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board.

Remuneration advisers

In 2019, the Committee undertook a competitive tender process and IHG appointed Deloitte LLP to act as independent adviser to the Committee; they commenced work in October 2019. Deloitte is a member of the Remuneration Consultants Group and, as such, operates under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is satisfied that the advice received is objective and independent. Fees of £249,425 were paid to Deloitte in respect of advice provided to the Committee in 2022, which included significant input into the review of the

Directors' Remuneration Policy during the year. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for Deloitte are available from the Company Secretary's office upon request. Separately, other parts of Deloitte LLP also advised the Company in relation to corporation tax, mobility and consulting services.

Board changes

During the year, Patrick Cescau stepped down from the Board and Deanna Oppenheimer was appointed to the Board as a temporary Non-Executive Director prior to her appointment as Chair of the Board; Byron Grote was also appointed to the Board as a Non-Executive Director. The remuneration arrangements in respect of all changes were in line with the approved DR Policy and are covered on page 134.

Approach to target setting

Targets are set by the Committee and senior management, taking into account IHG's growth ambitions and long-range business plan, market expectations, and the circumstances and relative performance at the time, with the aim of setting stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its strategic and financial objectives for the period.

Absolute targets may be set relative to budget and/or by reference to prior results, generally containing a performance range with additional stretch to incentivise outperformance as well as minimum performance levels for payout. Relative targets are set against an appropriate comparator group of companies for the relevant measure, for example, relative NSSG in the LTIP was set against our six largest competitors with over 500k rooms to reflect our industry-leading growth ambition.

Shareholder engagement

The Committee recognises that there exists a range of views across the shareholder base in relation to the pay of Executive Directors and therefore engages in regular shareholder consultation. We consulted with shareholders and proxy agencies prior to the 2022 AGM on the implementation of remuneration policies for the prior year and matters relating to in-flight LTIPs. At the 2022 AGM, we were pleased to receive a vote of 90.01% in favour of the 2021 Directors' Remuneration Report.

Shareholder experience and the views of shareholders are fundamental aspects of the Committee's framework for the consideration of the use of discretion in relation to incentive plan outcomes. As such, we carried out consultations with leading shareholders and a proxy agency again in late 2022 and early 2023. We discussed the performance of management which, in the Committee's view, had delivered strong results and a more resilient company coming out of the pandemic. This performance is sustainable and has not been at the expense of stakeholders, as outlined on page 117. However, forecast results showed that the formulaic outcomes of the original cash flow LTIP target would likely not reflect this extraordinary effort.

Directors' Remuneration Report continued
Our approach to remuneration continued

Valuable and constructive feedback was provided and, overall, shareholders were generally receptive to the potential use of discretion to increase the LTIP outcome, so long as there was sufficient and robust justification. The Committee's decision and detailed rationale is outlined on pages 114 to 117.

These shareholder consultations also covered matters relating to the Directors' Remuneration Policy review and progress on the inclusion of ESG in executive remuneration. Views expressed by shareholders will be taken into consideration ahead of putting the policy to shareholder vote.

Wider workforce remuneration and employee engagement
As outlined on pages 123 to 124, IHG operates an aligned approach to remuneration throughout the organisation. During the year, the Committee reviewed aspects of the Company's wider workforce remuneration approach as part of its regular meeting agenda.

The Company engaged with the workforce through its employee engagement survey, which covers a number of areas, including pay and benefits competitiveness, wellness and inclusion. Our overall employee engagement increased to 86% (+1% on 2021), placing IHG as a Global Best Employer by Kincentric.

In 2022, as part of the 'Voice of the Employee' engagement agenda, the Committee Chair hosted meetings with representative employee groups from the UK to discuss a wide range of topics. No concerns were raised regarding Executive Director remuneration or how it aligns with the wider IHG remuneration principles. The Board is committed to providing adequate employee forums for transparent two-way dialogue. We will continue to develop our approach to employee engagement on Executive pay and ensure attendees of such future meetings are aware that the broad scope of topics they can raise extends to Executive pay and how it aligns with the wider pay policy. For more information on 'Voice of the Employee' workforce engagement see page 111.

As noted on page 114, perceptions of reward and recognition gained strong results across our hotel, reservations and general manager populations:



The Company's approach to wider workforce engagement under the UK Corporate Governance Code is set out on page 111.

Voting at the Company's AGMs
The current DR Policy was subject to a vote at the 2020 AGM. The outcome of the votes in respect of the DR Policy and Report for 2020 to 2022 are shown below:

AGM	Directors' Remuneration Policy (binding vote)			Directors' Remuneration Report (advisory vote)		
	Votes for	Votes against	Abstentions	Votes for	Votes against	Abstentions
2022	**–**	**–**	**–**	**120,588,496 (90.01%)**	**13,388,131 (9.99%)**	**3,384,681**
2021	–	–	–	137,628,120 (92.43%)	11,277,368 (7.57%)	106,271
2020	112,098,213 (77.14%)	33,210,269 (22.86%)	3,308,499	143,279,761 (96.49%)	5,212,375 (3.51%)	124,844

Jo Harlow
Chair of the Remuneration Committee
20 February 2023

Annual Report on Directors' Remuneration

The Annual Report on Directors' Remuneration explains how the Directors' Remuneration Policy (DR Policy) was implemented in 2022 and the resulting payments each of the Executive Directors received.

This report is subject to an advisory vote by shareholders at the 2023 AGM. The notes to the single figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration for each of the Executive Directors.

AUDITED

Single total figure of remuneration – Executive Directors

Executive Directors	Year	■ Salary £000	■ Benefits £000	■ Pension benefit £000	Subtotal £000	■ APP £000	■ LTIP £000[a]	Subtotal £000	■ Total £000
					Fixed pay			Variable pay	
Keith Barr	**2022**	**889**	**43**	**222**	**1,154**	**1,719**	**1,200**	**2,919**	**4,073**
	2021	857	41	214	1,112	1,727	360	2,087	3,199
Paul Edgecliffe-Johnson	**2022**	**654**	**21**	**163**	**838**	**1,264**	**882**	**2,146**	**2,984**
	2021	630	19	158	807	1,270	265	1,535	2,342
Elie Maalouf[b]	**2022**	**700**	**66**	**136**	**902**	**1,349**	**939**	**2,288**	**3,190**
	2021	606	53	118	777	1,221	268	1,489	2,266

[a] LTIP figures for 2021 relate to the 2019/21 LTIP cycle and have been restated using actual share price on date of vesting. Figures for 2022 relate to the value of shares for the 2020/22 cycle.

[b] Elie Maalouf is paid in USD and the sterling equivalent is calculated using an exchange rate of $1 = £0.81 in 2022 and $1 = £0.73 in 2021 (page 169).

Notes to single figure table

Fixed pay

■ **Salary:** salary paid for the year. Salary increases in 2022 were in line with the budget for the wider UK and US corporate workforce.

■ **Benefits:** for Executive Directors, this includes, but is not limited to, taxable benefits such as company car or allowance and healthcare. The 2022 figure for the non-US based Director, Elie Maalouf, includes higher travel and associated costs met by the Company than the comparable costs in 2021.

■ **Pension benefit:** for current Executive Directors, in line with the DR Policy, includes the value of IHG contributions and any cash allowances paid in lieu of pension contributions.

Keith Barr and Paul Edgecliffe-Johnson did not participate in any IHG pension plan in 2022 and instead received cash allowances of 25% of base salary; this has reduced to the maximum level available to all other participants in the UK pension plan from 1 January 2023, currently 12% of base salary.

Life assurance cover is provided for both Keith Barr and Paul Edgecliffe-Johnson at four times base salary.

Elie Maalouf participated in the US 401(k) Plan and the US Deferred Compensation Plan (DCP). The US 401(k) Plan is a tax-qualified plan providing benefits on a defined contribution basis, with the member and company both contributing.

Contributions made by, and in respect of, Elie Maalouf in these plans for the year ended 31 December 2022 were:

	£[a]
Director's contributions to US Deferred Compensation Plan	**413,850**
Director's contributions to US 401(k) Plan	**21,989**
Company contributions to US Deferred Compensation Plan	**125,680**
Company contributions to US 401(k) Plan	**10,001**
Age of Director at 31 December 2022	**58**

[a] Sterling values have been calculated using an exchange rate of $1 = £0.81.

As outlined in last year's report, Elie's retirement benefit is in line with other senior US employees and comprises a 6% of salary matched contribution (subject to IRS limits in respect of 401(k) contributions) and a 16% of salary supplemental employer DCP contribution.

Variable pay

■ **APP** (cash and deferred shares)

Operation

Award levels are determined based on salary at 31 December 2022 and are based on achievement vs target under each measure. For operating profit from reportable segments, the 2022 award was set on the basis of a payout range of +/-10% of target payout for performance of +/-$40m of target performance. Outside of this range, payout would be on a straight-line basis between threshold and -$40m and between +$40m and maximum. For room openings and room signings, the award was set on a straight-line basis between threshold and target, and target and maximum:

- **threshold** is the minimum level that must be achieved for there to be an award in relation to that measure; subject to Committee discretion, no award is made for achievement below threshold;

- **target** is the target level of achievement and results in a target award for that measure; and

- **maximum** is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).

The Committee formally reviews performance against IHG's Global Metrics as part of the APP structure in considering whether to apply discretion to adjust outcomes on the strategic measures.

Directors' Remuneration Report continued
Annual Report on Directors' Remuneration continued

AUDITED

APP outcome for 2022

The performance measures for the 2022 APP were determined in accordance with the DR Policy and were:

- operating profit from reportable segments (70%);
- room signings (15%); and
- room openings (15%).

Target award was 115% of salary and maximum was up to 200% of target for each measure, subject to an overall cap on the award of 200% of salary. The tables below show threshold, target and maximum opportunity, as well as weighting and actual 2022 achievement.

APP measures – % of target award



- Operating profit from reportable segments
- Room signings
- Room openings

Performance	Achievement	Weighting	Weighted achievement
Operating profit from reportable segments: performance relative to target			
Threshold	$629m	50%	
Target	$740m	100%	
Actual	$846m	194%	70%	135.8%
Maximum	$851m	200%	
Room signings (k rooms)			
Threshold	72.6	50%	
Target	80.7	100%	
Actual	80.9	103%	15%	15.4%
Maximum	88.7	200%	
Room openings (k rooms)			
Threshold	44.9	50%	
Target	49.8	100%	
Actual	49.9	101%	15%	15.2%
Maximum	54.8	200%	
Total weighted achievement			**166.4%**

Operating profit from reportable segments is a Non-GAAP measure and excludes certain items from operating profit. Additionally, in determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used to ensure like-for-like comparison with the APP target set at the start of the year.

In June 2022, IHG announced the decision to cease all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. This situation was not foreseen at the time of setting incentive plan targets and was not a strategic choice. As such, the Committee has determined the treatment for impacted incentive plan measures. For the APP, operating profit from reportable segments, room openings and room signings results assume Russia performance for the full year was in line with budgeted performance at the

time of setting targets. In respect of this, 550 room signings, 450 room openings and $4.6 million of operating profit from reportable segments are included in the figures opposite. A further $3.8 million relates to other adjustments agreed by the Committee.

Operating profit from reportable segments (at actual exchange rates) (see page 169)	$828m
Difference due to exchange rates	$10m
Difference for Russia exit and other adjustments	$8m
Operating profit from reportable segments (at 2022 budget exchange rates)	$846m

■ LTIP 2020/22 (granted in 2020)

Awards are made annually and eligible executives will receive shares at the end of the cycle, subject to achievement of the performance conditions. These conditions and weightings are described on page 129.

TSR measures the return to shareholders by investing in IHG relative to a comparator group containing the following major globally branded competitors: Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc., Melia Hotels International S.A., NH Hotels Group, and Wyndham Hotels & Resorts Inc., as per data provided by our corporate bankers sourced from Refinitiv Datastream. Maximum payout is for upper quartile relative performance and threshold is median of the comparator group.

The share price in respect of the 2019/21 LTIP cycle has been restated using the volume weighted average price of 5,189p for all Executive Directors on the date of actual vesting on 23 February 2022. The corresponding values shown in the 2021 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2021 of 4,858p.

LTIP outcome for 2020/22 cycle

The performance measures for the 2020/22 three-year LTIP cycle were determined in accordance with the DR Policy and were:

- Total Shareholder Return (30%);
- net system size growth (30%);
- Total Gross Revenue (20%); and
- cash flow (20%).

The following tables show threshold and maximum opportunity, as well as weighting and actual achievement, based on the formulaic outcomes against the three-year targets set in 2020, and following the application of Committee discretion, for each performance measure.

LTIP measures – % of maximum opportunity



- Total Shareholder Return
- Net system size growth
- Total Gross Revenue
- Cash flow

AUDITED

Performance measure and weighting	Performance targets		Result	Achievement (% of maximum)	Weighted achievement
	Target	% Vesting			
Total Shareholder Return: Three-year growth relative to average of competitors **30%**	Maximum 43.8	Maximum 100%	Outcome -1.3%	Below threshold	0%
	Threshold 28.0	Threshold 20%			
Total Gross Revenue: Based on IHG's performance against an absolute Total Gross Revenue target **20%**	Maximum $22.4bn	Maximum 100%	Outcome $26.55bn	100%	20%
	Threshold $19.04bn	Threshold 20%			
Net system size growth: Three-year growth relative to competitors **30%**	Maximum 5.2%	Maximum 100%	Outcome 2.8%	58.8%	17.6%
	Threshold 0.5%	Threshold 20%			
Cash flow (original target): Based on IHG's performance against an absolute cash flow target set at the start of the plan cycle before the impact of Covid-19	Maximum $2.54bn			**Formulaic achievement** 36.5%	–
	Threshold $1.91bn				
Cash flow (shadow target): Set in October 2020 based on assumptions of a full recovery over time and management focus on maintaining sustainable savings and disciplined cash management	Maximum $1.09bn	Maximum 100%	Reported outcome $1.97bn Adjusted outcome $2.04bn	**Formulaic achievement** 100%	–
	Threshold $0.82bn	Threshold 20%			
Cash flow (discretionary outcome): See page 115 for further details on the Committee's consideration of discretion relating to the cash flow target **20%**	Maximum $2.54bn			**Formulaic achievement** 72.4%	**Weighted discretionary outcome** 14.5%
	Threshold $1.09bn				
Total % of maximum opportunity vested					**52.1%**

Adjustments to cash flow outcome

Over the performance period of the 2020/22 LTIP award, there have been events that have impacted IHG's cash flow that were unquantified or unforeseen when the original targets were set. In line with the adjustments reported in the 2019 to 2021 Annual Reports, the table opposite shows the reconciliation between reported cash flow and the outcome for the 2020/22 LTIP. This includes adjustments agreed by the Committee to exclude the impact of the exit from Russia, as described on page 128, as well as adjustments relating to the SVC portfolio exit and the Holiday Inn and Crowne Plaza estate review (consistent with the approach taken in relation to the NSSG measure, as noted below).

Reconciliation	Cash flow $bn
Reported cash flow from operations	2.12
Net cash from investing activities	(0.15)
Reported outcome per definition	**1.97**
Other adjustments (see text opposite)	0.07
Adjusted outcome	**2.04**

Adjustment to other measures

In line with the approach taken for the APP as described on page 128, the Total Gross Revenue outcome has been adjusted to assume performance from Russia was as budgeted at the time the target was set; net system size growth performance for IHG and all companies in the peer set for this relative measure has been adjusted to remove the Russia system size from all companies for all years.

The formulaic NSSG LTIP outcome above includes the same adjustment reported for the 2018/20 and 2019/21 cycles to exclude the removal from IHG brands of rooms associated with the SVC portfolio towards the end of 2020 due to the SVC management agreement termination. The formulaic outcome also includes an adjustment to exclude room removals incremental to our normal level due to the Holiday Inn and Crowne Plaza estate review in 2021.

These events were not budgeted for at the time of setting the 2020/22 targets and the Committee, in its judgement, considered it was appropriate to adjust for them on the basis of its view that LTIP participants should not have been disincentivised from making these decisions in the long-term interest of shareholders.

The Committee considered performance against the ROCE underpin, as outlined on page 116, and determined not to adjust the NSSG vesting level in respect of this.

Directors' Remuneration Report continued
Annual Report on Directors' Remuneration continued

AUDITED

As outlined in the Chair's Statement on pages 114 to 119, the Remuneration Committee has exercised its discretion to adjust the formulaic outcome of the 2020/22 LTIP. This cycle will vest on 22 February 2023 and Executive Directors are subject to a two-year post-vest holding period. The individual outcomes for this cycle are shown below.

The share price of 4,687p used to calculate the 2020/22 LTIP cycle value shown in the single figure table is the average over the final quarter of 2022.

Executive Director	Award cycle	Maximum opportunity at grant (number of shares)	% of maximum opportunity vested	Outcome (number of shares awarded at vest)	Total value of award £000	Value of award attributable to share price appreciation[a]
Keith Barr	LTIP 2020/22	49,153	52.1%	25,608	1,200	305
Paul Edgecliffe-Johnson	LTIP 2020/22	36,140	52.1%	18,828	882	224
Elie Maalouf	LTIP 2020/22	38,463	52.1%	20,039	939	239

a   If the 2020/22 LTIP awards had been granted at the approved DR Policy levels of 350% of salary for the CEO and 275% of salary for other Executive Directors, the corresponding total award values would have been £2,049k for Keith Barr (so the actual award represents a £849k reduction in value compared to a £305k increase due to share price appreciation; £1,184k for Paul Edgecliffe-Johnson (so the actual award represents a £302k reduction in value compared to a £224k increase due to share price appreciation); and £1,260k for Elie Maalouf (so the actual award represents a £321k reduction in value compared to a £239k increase due to share price appreciation). See page 114 for further details on the windfall gains assessment.

Other outstanding awards
Scheme interests awarded during 2021 and 2022
During 2021 and 2022, awards were granted under the LTIP cycle and made to each Executive Director over shares with a maximum value of 350% for the CEO and 275% for all other Executive Directors using an average of the closing mid-market share price for the five days prior to grant, as in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.

The vesting date for the 2021/23 LTIP award is the day after the announcement of our financial year 2023 Preliminary Results in February 2024. These awards will vest to the extent performance targets are met and will then be held in a nominee account for a further two years, transferring to the award-holder in February 2026.

The vesting date for the 2022/24 LTIP award is the day after the announcement of our financial year 2024 Preliminary Results in February 2025. These awards will vest to the extent performance targets are met and will then be held in a nominee account for a further two years, transferring to the award-holder in February 2027.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2022/24 cycle					
Keith Barr	13 May 2022	64,903	48.42	3,143	12,981
Paul Edgecliffe-Johnson[a]	13 May 2022	37,495	48.42	1,816	7,499
Elie Maalouf	13 May 2022	40,101	48.42	1,942	8,020
2021/23 cycle					
Keith Barr	10 May 2021	59,385	50.88	3,022	11,877
Paul Edgecliffe-Johnson[a]	10 May 2021	34,310	50.88	1,746	6,862
Elie Maalouf	10 May 2021	32,525	50.88	1,655	6,505

a   Paul Edgecliffe-Johnson will step down from the role of Chief Financial Officer and Group Head of Strategy, and from the Board, on 19 March 2023 and the treatment of his unvested awards is described on pages 118 to 119.

Performance measures and consideration of discretion
The performance measures for both the 2021/23 cycle and the 2022/24 cycle are as outlined in the 2021 Annual Report: Relative TSR (30%), NSSG (40%) and cash flow (30%) for the three years ending 31 December 2023 and 31 December 2024, respectively. NSSG is a relative measure and is measured to 30 September rather than 31 December due to the timing of the publication of competitor data. The minimum performance is equal to 20% of the maximum award.

The targets for the 2021/23 cycle can be found on page 109 of the 2020 Annual Report and targets for the 2022/24 cycle can be found on page 125 of the 2021 Annual Report.

As noted in the 2020 Directors' Remuneration Report, TGR was removed from the LTIP measures for these cycles and the weightings for both relative NSSG and absolute cash flow were increased, maintaining a similar balance between absolute and relative measures as in the previous cycle. TGR is heavily impacted by the pace and shape of market RevPAR recovery, which is outside management's control and remained unpredictable at the time of setting targets.

Relative NSSG for both cycles will be subject to the achievement of a ROCE underpin of 20%, below which the Committee has the discretion to reduce the outcome for the measure. The underpin was introduced to ensure IHG's high returns on capital were prioritised in strategic decision-making (e.g. M&A activity) as opposed to simply reflecting trading performance.

Any use of discretion, including the factors influencing the decision, will be clearly communicated in the Directors' Remuneration Report for the year in which the decision is made.

AUDITED

Executive Directors' shareholdings and share interests

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individuals' personal interests and those of shareholders.

■ Guideline Executive Director shareholding requirement
Executive Directors are required to hold shares equal to 500% of salary for the Chief Executive Officer and 300% for any other Executive Director. Executive Directors are expected to hold all net shares earned until the previous guideline shareholding requirement is achieved (300% for the CEO and 200% for other Executive Directors) and at least 50% of all subsequent net shares earned until the current guideline shareholding is met. The number of shares held outright includes all Directors' beneficial interests and those held by their spouses and other connected persons. It also includes the net value of unvested shares that are not subject to any further performance conditions.

Percentages are calculated using the 30 December 2022 share price of 4,744p.

The full guideline minimum shareholding requirement continues for six months after cessation of employment and 50% of the requirement continues for an additional six months. As a part of this requirement, since 2019, shares have been granted and all unvested awards held in a nominee account with Executive

Directors are required to electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement.

Shares and awards held by Executive Directors at 31 December 2022: % of salary



■ Shares held outright and net value of shares subject to holding/deferral period as a % of base salary

■ Total number of shares and awards as a % of salary

⌐⌐ Guideline shareholding

Percentages have been calculated using base salary in GBP at 31 December 2022. Elie Maalouf is paid in USD and the sterling equivalent is calculated using an exchange rate of $1 = £0.81. A combined tax and social security rate of 47% is used for Keith Barr and Paul Edgecliffe-Johnson and a rate of 45.1% is used for Elie Maalouf.

Current Directors' shareholdings

The APP deferred share awards are not subject to additional performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 130. There have been no changes in the shareholding interests of any of the Directors since the end of the financial year up to the publication of this report.

Shares and awards held by Executive Directors at 31 December 2022: number of shares

	Number of shares held outright, including those subject to post-vest holding		APP deferred share awards		LTIP share awards (unvested)		Total number of shares and awards held	
	2022	2021	**2022**	2021	**2022**	2021	**2022**	2021
Keith Barr	**93,263**	81,830	**29,090**	26,696	**173,441**	143,231	**295,794**	251,757
Paul Edgecliffe-Johnson	**66,869**	58,723	**21,389**	19,137	**107,945**	95,959	**196,203**	173,819
Elie Maalouf	**83,340**	74,698	**21,308**	19,625	**111,089**	96,790	**215,737**	191,113

Other information relating to Directors' remuneration
Dividends paid to Executive Directors
A final dividend for 2021 of 67.50p per ordinary share (85.9¢ per ADR) was paid on 17 May 2022 to shareholders on the Register of members at the close of business on 1 April 2022.

An interim dividend of 37.8p per ordinary share (43.9¢ per ADR) was paid on 6 October 2022 to shareholders on the Register of members at the close of business on 2 September 2022.

Dividends are payable on vested shares held outright, including those subject to a post-vest holding period, and deferred APP shares.

Consideration of discretion
The Committee's consideration of discretion in respect of 2022 remuneration outcomes is covered in detail on pages 114 to 117.

AUDITED

Payments for loss of office
There were no payments for loss of office in 2022.

Pension entitlements
No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.

Payments to past Directors – benefits
Sir Ian Prosser
Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £1,552.63 during the year.

Directors' Remuneration Report continued
Annual Report on Directors' Remuneration continued

Relative performance graph

InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company's Total Shareholder Return (TSR) performance from 31 December 2012 to 31 December 2022, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100.



— IHG PLC   — FTSE 100 Index

Chief Executive Officer's remuneration

The table below shows the Chief Executive Officer's single figure of total remuneration for the 10 years to 31 December 2022.

Single figure	CEO	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Single figure of remuneration (£000)	Keith Barr					2,161	3,143[a]	3,376	1,484	3,199	**4,073**
	Richard Solomons	3,131	6,611[b]	3,197	3,662	2,207[c]					
Annual incentive received (% of maximum)	Keith Barr					69.7	84.1	58.7	0	100.0	**95.7**
	Richard Solomons	74.0	74.0	75.0	63.9	66.8					
Shares received under the LTIP (% of maximum)	Keith Barr					46.1	45.4	78.9	30.6	20.0	**52.1**
	Richard Solomons	59.0	56.1	50.0	49.4	46.1					

a   For Keith Barr, the 2018 figure includes a one-off cash payment for relocation costs in lieu of benefits received while on international assignment prior to CEO position, fully explained in the 2017 report.

b   For Richard Solomons, the 2014 figure includes a one-off cash payment in respect of pension entitlements which was fully explained in the 2014 report.

c   In respect of period 1 January to 30 June 2017.

Growth of Company vs growth of CEO pay

As an additional point of reference, the chart below shows CEO single figure table remuneration over the past 10 years as disclosed above, excluding the 2014 one-off cash payment to Richard Solomons in respect of pension entitlements, and the Company's net system size growth, a key metric in our Long Term Incentive Plan, and in our Annual Performance Plan in recent years, and aligned to our ambition. Subject to performance achievements, increased LTIP grant levels made since 2021 under the approved 2020 Directors' Remuneration Policy should in due course contribute towards bridging the gap between the growth in pay of the CEO and the growth of the Company.



— NSSG   - - - CEO

CEO pay ratio

As we have noted in previous Annual Reports, pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business models. The Group's UK employee demographic, which primarily consisted of largely professional, management and senior corporate roles, changed in 2019 with the addition of a number of hotel employing entities, comprising the UK leased estate, which includes a large proportion of part-time and flexible-working support and service roles. As per our past disclosures, we show the ratio both including and excluding the UK hotel employing entities.

Year	Method	Full population			Population excluding hotel employing entities		
		25th	Median	75th	25th	Median	75th
Financial year ended 31 December 2022	**Option C**	**170:1**	**109:1**	**53:1**	**68:1**	**51:1**	**34:1**
Financial year ended 31 December 2021	Option C	163:1	65:1	41:1	59:1	42:1	27:1
Financial year ended 31 December 2020	Option C	89:1	44:1	25:1	35:1	26:1	18:1
Financial year ended 31 December 2019	Option C	180:1	122:1	59:1	71:1	49:1	32:1
Financial year ended 31 December 2018	Option C	–	–	–	72:1	48:1	29:1

The 2018, 2019, 2020 and 2021 figures have been restated to reflect the value of the CEO's LTIP awards on the date of actual vesting rather than the estimated vesting levels used in the respective years' Annual Reports.

What drives the difference in pay between our CEO and other employees?

Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example:

- while a strong APP outcome increased outcomes for both the CEO and wider corporate population, a greater proportion of performance-related variable pay and share-based incentives apply for the more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes;
- role-specific specialist plans apply in certain areas such as corporate reservations, sales, hotel development and General Managers of IHG managed, owned, leased and managed lease hotels. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affect the pay ratio; and
- incentive plans for other corporate employees are typically based on a combination of individual performance and the Group's operating profit from reportable segments.

The increase in ratio since 2020, reflects the strong recovery of the business since the main impact of the pandemic and the resulting increases in variable pay outcomes. Overall, on this basis, the Company believes the median pay ratio for the relevant financial year is consistent with the pay, reward and progression for the Company's UK employees taken as a whole, as outlined on pages 123 to 124.

Calculation methodology and supporting information

Option C has been selected for the identification of the percentile employees. IHG prefer to use this method as we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors using the most recently available data at the time of producing the Annual Report. Specifically, this involves:

- compiling all monthly payroll data for all UK employees from 1 January to 31 December 2022 detailing complete variable and fixed remuneration, including pension and taxable benefits such as company car or allowance and healthcare; and
- valuing APP for the corporate workforce based on actual 2022 company performance metrics but only target for the personal performance metric, as actual outcomes for this element of the award are not known at the time of writing this report, so that it reflects as much of the same input as for the CEO data as possible at the time of calculation. In practice, personal performance outcomes are subject to manager discretion and can be flexed between 0-200% of target.

Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees, the 2022 remuneration is calculated on the same basis as the CEO single total figure of remuneration.

The pay arrangements for the six employees, three from the full population and three from the population excluding hotel employing entities, were reviewed alongside those for the employees ranked immediately above and below them to confirm that they were representative of pay levels at these quartiles.

The 2022 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below.

Year		25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
Financial year ended 31 December 2022 – Full population	Salary £	21,184	28,429	60,312
	Total remuneration £	23,957	37,521	77,183
Financial year ended 31 December 2022 – Excluding hotel employing entities	Salary £	46,750	60,854	83,003
	Total remuneration £	60,271	79,857	121,127

Relative importance of spend on pay

The chart below sets out the actual expenditure of the Group in 2022 and 2021, showing the differences between those years. Further information, including where 2021 figures have been restated, can be found in the Group Financial Statements starting on page 139 and the accompanying notes.



Directors' Remuneration Report continued
Annual Report on Directors' Remuneration continued

AUDITED

Single total figure of remuneration: Non-Executive Directors

Non-Executive Director	Committee appointments	Date of original appointment	Fees £000 2022	Fees £000 2021	Taxable benefits £000 2022	Taxable benefits £000 2021	Total £000 2022	Total £000 2021
Patrick Cescau	N	01/01/13	308	444	27	1	335	445
Deanna Oppenheimer	N	01/06/22	174	–	10	–	184	–
Graham Allan	A N R	01/09/20	116	78	2	0	118	78
Daniela Barone Soares	R RB	01/03/21	81	65	4	0	85	65
Arthur de Haast	R RB	01/01/20	81	78	5	0	86	78
Ian Dyson	A N R	01/09/13	108	104	5	0	113	104
Duriya Farooqui	A RB	07/12/20	81	78	14	0	95	78
Byron Grote	A R	01/07/22	41	–	1	–	42	–
Jo Harlow	N R	01/09/14	108	104	5	0	113	104
Jill McDonald	A N RB	01/06/13	95	92	6	0	101	92
Sharon Rothstein	A RB	01/06/20	81	78	9	0	90	78

See page 91 for Board and Committee membership key and attendance.

Fees: Fees are paid in line with the DR Policy. Patrick Cescau stepped down from the Board on 31 August 2022 so all fees and taxable benefits for this Director ceased on this date. Deanna Oppenheimer joined the Board on 1 June 2022 in a Non-Executive Director role before she replaced Patrick Cescau as Chair of the Board on 1 September 2022, and Byron Grote joined the Board on 1 July 2022, so all fees and taxable benefits for these Directors began on their appointment dates.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under UK income tax legislation, the non-UK based Non-Executive Directors are not subject to tax on some travel expenses; this is reflected in the taxable benefits for Deanna Oppenheimer, Duriya Farooqui and Sharon Rothstein. Due to global restrictions on travel during 2021 as a result of the pandemic, there were no Board meetings held in person throughout 2021, so taxable travel and accommodation expenses are lower in this year in comparison to 2022, when Board meetings were held in person.

Other: Non-Executive Directors are not eligible for any incentive awards or for any pension contributions or benefit.

Shares held by Non-Executive Directors at 31 December 2022:
The Non-Executive Directors who held shares are listed in the table below:

Non-Executive Director	2022	2021
Daniela Barone Soares	316	316
Ian Dyson	1,500	1,500
Byron Grote[a]	2,800	0
Arthur de Haast	1,000	1,000
Jo Harlow[a]	950	950

[a] Shares held in the form of American Depositary Receipts.

There have been no changes in the shareholding interests of any of the Directors since the end of the financial year up to the publication of this report.

Fees: Non-Executive Directors
The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy; 2023 increases are lower than the budget for the wider UK and US corporate workforce, whereas 2022 increases were in line with the budget for the wider UK and US corporate workforce. The basis for setting fee levels for 2023 will be as follows, each element independently rounded to the nearest £000:

Role	Current incumbent Non-Executive Director	2023 Base fee £000	2023 Role supplement £000	Total annual fee 2023 £000	Total annual fee 2022 £000
Chair of the Board	Deanna Oppenheimer	475	–	475	461
Senior Independent Director	Graham Allan	84	36	120	116
Chair of Audit Committee	Ian Dyson	84	28	111	108
Chair of Remuneration Committee	Jo Harlow	84	28	111	108
Chair of Responsible Business Committee	Jill McDonald	84	15	98	95
Non-Executive Director	Daniela Barone Soares Arthur de Haast Duriya Farooqui Byron Grote Sharon Rothstein	84	–	84	81

Annual percentage change in remuneration of Directors compared to employees

The table below shows the percentage change in all Directors' remuneration compared to that of an average employee between the financial years ended 31 December 2019 to 31 December 2022.

The 2022 remuneration figures for the Directors are taken from the data used to compile the single figure tables of remuneration shown on pages 127 and 134, excluding any rounding up or down. No employees are directly employed by the Group's Parent Company, so the average employee data for this year's report is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated. Elie Maalouf's salary is paid in USD but reported in the single figure table in GBP. We have previously reported his year-on-year change using the sterling equivalents; however, we have noticed the exchange rate differences have been having a higher impact on his percentage changes between years. We therefore made the decision to strip out the impact of the currency conversion for Elie Maalouf by using his USD values to provide a more meaningful indication of his year-on-year remuneration changes. To ensure the table reflects a like-for-like comparison between years, we have also recalculated and restated the percentage change figures for Elie Maalouf for 2021 vs 2020 and 2020 vs 2019.

All corporate employees share the same corporate performance metrics with the Executive Directors; however, the weightings of these metrics for corporate employees below Executive Committee level include an individual performance portion, the results of which are not available at the time of reporting, so for average employee data, we assume that target performance is achieved. Non-Executive Directors are not eligible for a bonus.

Taxable benefits for Non-Executive Directors largely comprise travel expenses, which returned to pre-pandemic levels in 2022 following a significant reduction in 2020 and 2021 due to travel restrictions. Executive Director and average employee taxable benefits typically comprise elements of their reward package such as company car or allowance and healthcare benefits.

	Year-on-year change 2022 vs 2021			Year-on-year change 2021 vs 2020			Year-on-year change 2020 vs 2019		
	Salary	**Bonus**	**Taxable benefit**	Salary	Bonus	Taxable benefit	Salary	Bonus	Taxable benefit
Executive Directors									
Keith Barr	**4%**	**-0.47%**	**5%**	20%	100%	-9%	-14%	-100%	25%
Paul Edgecliffe-Johnson	**4%**	**-0.47%**	**9%**	20%	100%	-8%	-13%	-100%	-14%
Elie Maalouf	**4%**	**-0.47%**	**12%**	22%	100%	91%	-15%	-100%	-9%
Non-Executive Directors									
Deanna Oppenheimer	**–**	**N/A**	**–**	–	N/A	–	–	N/A	–
Graham Allan	**49%**	**N/A**	**684%**ª	–	N/A	–	–	N/A	–
Daniela Barone Soares	**–**	**N/A**	**–**	–	N/A	–	–	–	–
Arthur de Haast	**4%**	**N/A**	**1,706%**ª	18%	N/A	-1%	–	N/A	–
Ian Dyson	**4%**	**N/A**	**100%**ª	18%	N/A	-100%	-13%	N/A	-90%
Duriya Farooqui	**4%**	**N/A**	**100%**ª	–	N/A	–	–	N/A	–
Byron Grote	**–**	**N/A**	**–**	–	N/A	–	–	N/A	–
Jo Harlow	**4%**	**N/A**	**1,970%**ª	18%	N/A	100%	-13%	N/A	-94%
Jill McDonald	**4%**	**N/A**	**2,108%**ª	18%	N/A	-1%	-13%	N/A	-87%
Sharon Rothstein	**4%**	**N/A**	**100%**ª	–	N/A	–	–	N/A	–
Average employee	**14%**	**-6.01%**	**5%**	3%	100%	-11%	-6%	-100%	-9%

ª Please see notes below for further details on these percentage change anomalies.

Notes to the annual percentage change in remuneration of Directors compared to employees table

- No data has been reported for Daniela Barone Soares as she joined the Board in 2021 and therefore only part-year data is available, which does not enable a comparison with 2022. Similarly, Deanna Oppenheimer and Byron Grote both joined the Board during 2022, so there will be no full-year data comparisons for them in 2022 and 2023. Graham Allan was appointed a Senior Non-Executive Director from 1 January 2022, so his salary percentage change increase incorporates the base fee increase and the addition of his role supplement.

- As confirmed on page 127, the 2022 taxable benefits figure for the non-UK based Executive Director, Elie Maalouf, includes higher travel and associated costs met by the Company than the comparable costs in 2021. As noted above, we have changed the method in which we calculate Elie Maalouf's percentage change for 2022; we believe that removing the impact of currency will provide a more meaningful picture of how his pay is moving year-on-year and aligns further with the intentions of this disclosure.

- In 2022, we saw the reintroduction of in-person Board meetings, in comparison to 2021 where just one Board dinner was held. Graham Allan incurred only £257.21 in expenses in 2021 but incurred £2,016.61 in 2022, hence the percentage change increase for 2022 vs 2021 is 684%. Similarly, Arthur de Haast, Jo Harlow and Jill McDonald also incurred only £257.21 in expenses in 2021 but incurred £4,645.40, £5,323.09 and £5,678.58 respectively, hence their percentage change increases of over 1,000%. Ian Dyson, Duriya Farooqui and Sharon Rothstein did not incur any expenses in 2021 but did incur expenses in 2022, hence the percentage change for 2022 vs 2021 is 100%. We expect to see these extreme fluctuations shown in percentage change since we began reporting these in the 2020 Directors' Remuneration Report reduce in future, on the assumption of reduced impact on business-related travel due to the pandemic.

- Any significant percentage changes in the previous year-on-year changes (2021 vs 2020 and 2020 vs 2019) are explained in the relevant year's Directors' Remuneration Report.

- The average bonus outcome for the average employee is reduced by a greater extent than the Executive Directors because the Executive Director outcomes were capped in the prior year. The average employee salary percentage change shows a higher increase, as an additional 33% was available on top of the standard merit budget for employees below Executive Committee level, and an increase in benefits includes the reintroduction of Bravo and the vesting of the first Colleague Share Plan matching award.

Directors' Remuneration Report continued
Annual Report on Directors' Remuneration continued

Implementation of Directors' Remuneration Policy in 2023
This section explains how certain elements of the DR Policy will be applied in 2023.

Salary: Executive Directors
Directors' salaries are agreed annually in line with the DR Policy.

The following salaries will apply from 1 April 2023.

Executive Director	Increase %	2023 £	2023 $	2022 £	2022 $
Keith Barr	3	924,900		897,900	
Elie Maalouf[a]	4		905,000		870,100

[a] Elie Maalouf is paid in USD and his annual base salary for 2021 and 2022 is shown in USD. The sterling equivalent values calculated using an exchange rate of $1 = £0.81 in 2023 and $1 = £0.73 in 2022 are: 2023 £733,050 and 2022 £635,173.

Paul Edgecliffe-Johnson is not eligible for a merit increase in 2023 as he is leaving IHG on 19 March 2023. Further details regarding his departure can be found on pages 118 to 119.

Michael Glover will be replacing Paul Edgecliffe-Johnson as Chief Financial Officer effective 20 March 2023 and will not be eligible for a merit increase until April 2024. His remuneration details are as follows: base salary from 20 March 2023: £620,000; pension and other benefits as well as APP and LTIP levels will be in line with the DR Policy. A series of one-off payments to cover relocation and associated costs will apply for the first three years: £150,000 payments both on appointment and on the first anniversary of appointment and £100,000 on the second anniversary of appointment. Michael will be relocating from his current CFO, Americas, role based out of the Atlanta office to the CFO role in the UK head office and these relocation payments are in line with how we treat other international moves.

The increases for all other Executive Directors are shown above and are lower than the budget for the wider UK and US corporate workforce. For Executive Director merit increases, we use a range of considerations including wider workforce merit increases, market data and external benchmarking. In addition to FTSE 100 data and other hotel comparators, we use the following US comparator group for CEO salary and overall pay benchmarking: Choice Hotels International Inc.; Hilton Worldwide Holdings Inc.; Hyatt Hotels Corporation; Marriott International Inc.; and Wyndham Hotels & Resorts Inc..

APP and LTIP performance measures and targets
The measures and targets for the 2023 APP and 2023/25 LTIP cycle are subject to ongoing shareholder consultation, along with the remaining aspects of the future DR Policy, at the time of writing this report. As noted on page 118, it is currently anticipated that the APP measures and weightings will remain as operating profit from reportable segments (70%), openings and signings (15% each); and that the LTIP will contain a new ESG measure incorporating targets related to decarbonisation actions as well as some of our diversity, equity and inclusion commitments.

Jo Harlow
Chair of the Remuneration Committee
20 February 2023

Statement of compliance

Our Statement of compliance summarises how the Group has applied the principles of the 2018 UK Corporate Governance Code (available at **www.frc.org.uk/directors** under UK Corporate Governance Code) as published in July 2018 (the Code) and comments on compliance with the Code's provisions.

This should be read in conjunction with the Strategic Report on pages 2 to 88, and Governance, including the Directors' Remuneration Report, on pages 89 to 136, as a whole.

The Board considers that the Group has complied in all material respects with the Code's provisions for the year ended 31 December 2022, save as noted below in section 3 L (Annual evaluation) in respect of provision 21, and section 5 P (Remuneration policies and practices) in respect of provision 38.

1. Board Leadership and Company Purpose

A. The role of the Board
The Board continues to lead the Group's strategic direction and long-term objectives. Further responsibilities of the Board are set out on page 98.

The Board met eight times during 2022 and all Directors continue to act in what they consider to be the best interests of the Company, consistent with their statutory duties. Further details of 2022 Board meetings, including information on matters discussed and decisions taken by the Board, are set out on pages 99 to 101; attendance information is on page 91; and skills and experience and biographical information is on pages 92 to 94.

A description of IHG's business model is set out on pages 10 to 13. An assessment of the principal risks facing the Group is included on pages 44 to 51.

Potential conflicts of interest are reviewed annually and powers of authorisation are exercised in accordance with the Companies Act and the Company's Articles of Association.

During the year, if any Director has unresolved concerns about the operation of the Board or the management of the Company, these would be recorded in the minutes of the meeting.

B. The Company's purpose, values and strategy
Our purpose is to provide True Hospitality for Good. A description of our culture, including an overview of our values and information on how the Board ensures alignment between our purpose, values and strategy and our culture, is included on pages 40 to 42. A summary of the Board's activities in relation to the Voice of the Employee is included on page 111. Information on the Group's approach to rewarding its workforce is contained on pages 30, 123 and 124.

C. Resources
The Board delegates oversight of the allocation of day-to-day resources to management (principally through the Executive Committee).

Information on the Group's key performance indicators, including the measures used to monitor them, is included on pages 62 to 65.

A summary of the procedures for identifying and discussing emerging risks is set out on pages 44 to 51.

D. Shareholders and stakeholders
The Board engaged actively throughout 2022 with shareholders and other stakeholders. The Chair held a number of meetings with major institutional shareholders to discuss the role of the Board and other general governance issues, following which the Chair ensured that their views were communicated to the Board as a whole. Further details are on page 38.

Information on the Board's consideration of and engagement with other stakeholders, including employees, suppliers, hotel owners and guests, is included on pages 38 and 39.

E. Workforce policies and practices
The Board has overarching responsibility for the Group's workforce policies and practices and delegates day-to-day responsibility to the CEO and Chief Human Resources Officer to ensure that they are consistent with the Company's values and support its long-term success.

Employees are able to report matters of concern confidentially through our Confidential Disclosure Channel. The Board routinely reviews reports generated from the disclosures and ensures that arrangements are in place for investigation and follow-up action as appropriate.

2. Division of Responsibilities

F. The Chair
Deanna Oppenheimer leads the operation and governance of the Board and its Committees. The Chair has been in post since September 2022 and was independent on appointment.

G. Board composition
The size and composition of the Board and its Committees are kept under review by the Nomination Committee to ensure the appropriate combination of Executive and Non-Executive Directors. Details of the composition of the Board and Committees are available on pages 91 to 94.

At least half of the Board, excluding the Chair, are Independent Non-Executive Directors. Provision 10 of the Code considers the independence of Non-Executive Directors and circumstances that might impair their independence, including holding office for over nine years. Jill McDonald and Ian Dyson reached a nine-year tenure in June 2022 and September 2022 respectively. The Company has announced both Jill and Ian's retirement from the Board effective 28 February 2023. As Jill and Ian have served as Chair of the Responsible Business Committee and Chair of the Audit Committee respectively, the Board considered a slight extension to their nine-year tenure as appropriate to facilitate an orderly transition to their successors.

In light of their extended tenure, the Board carefully considered both Jill and Ian's contributions and commitments and concluded that they remain independent.

H. Non-Executives
Non-Executive Director terms of appointment outline IHG's time commitment expectations required to fulfil their role.

The commitments of each Director are included in the Directors' biographical details on pages 92 to 94. Details of Non-Executive Director appointment terms are set out on page 125.

The Chair annually reviews the time each Non-Executive Director dedicates to IHG as part of the internal performance evaluation of Directors (see page 104) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

Graham Allan was appointed Senior Independent Non-Executive Director (SID) from 1 January 2022. The SID provides a sounding board for the Chair and serves as an intermediary for the other Directors and shareholders. Graham also led the annual performance review of the Chair (see page 104).

After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present (see page 98).

Statement of compliance continued

I. Policies, processes, information and resources
The Chair and Company Secretary ensure that the Board and its Committees have the necessary policies and processes in place and that they receive timely, accurate and clear information. The Board and its Committees also have access to the Company Secretary, independent advice and other necessary resources, at the Company's expense. They receive the administrative and logistical support of a full-time executive assistant. See page 98 for more details.

3. Composition, Succession and Evaluation

J. Appointments
Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at **www.ihgplc.com/investors** under Corporate governance).

The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2022 are in the Nomination Committee Report on pages 112 and 113.

The overall process of appointment and removal of Directors is overseen by the Board as a whole.

All of the Directors retire and seek election or re-election at each AGM.

K. Skills
Details of the skills, experience and biographical information of the Board are set out on pages 92 to 94.

The Chair and Company Secretary ensure that new Directors receive a full induction and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 103).

The length of service of Non-Executive Directors is reviewed regularly.

L. Annual evaluation
The Board undertakes either an internal or external annual Board effectiveness evaluation. Provision 21 of the Code states that an externally facilitated board evaluation should take place at least every three years. The last external board evaluation was carried out in 2019. However, as Deanna Oppenheimer started as Chair in September 2022, the Board considered it appropriate to conduct an internal evaluation exercise following Deanna's appointment, with a view to undertaking an externally facilitated evaluation exercise in 2023, which the Board considers would provide more meaningful and productive insight.

Performance evaluations of Directors, including the Chair, are also carried out on an annual basis. Directors' biographies are set out on pages 92 to 94, and details of performance evaluations carried out in 2022 are on page 104.

4. Audit, Risk and Internal Control

M. Audit functions
The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 91 for membership details).

Ian Dyson, the Chair of the Committee, and Byron Grote, the Committee's Chair Designate, have recent and relevant financial experience, and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee's role, responsibilities and activities are set out on pages 105 to 109.

The Audit Committee reviewed the effectiveness of the Group's Internal Audit function and also assessed PricewaterhouseCoopers LLP's performance during 2022, including its independence, effectiveness and objectivity. Details of these reviews are set out in the Audit Committee Report on pages 105 to 109.

N. Assessment of the Company's position and prospects
The Statement of Directors' Responsibilities (including the Board's statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position, performance, business model and strategy) is set out on page 140.

The status of IHG as a going concern is set out in the Directors' Report on page 239. An explanation of the Group's performance, business model, strategy and the risks and uncertainties relating to IHG's prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 88.

O. Risk management
The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. An assessment of the principal and emerging risks facing the Group was carried out during the year, including those risks that would threaten the Group's business model, future performance, solvency or liquidity and reputation (see pages 44 to 51 for further details of the principal risks). The Board and Audit Committee monitor the Group's risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 44 to 51 and 105 to 109.

5. Remuneration

P. Remuneration policies and practices
The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors' Remuneration Report is set out on pages 114 to 136. Details of the Remuneration Committee's focus areas during 2022 are set out on pages 125 and 126 and its membership details are on page 91.

Provision 38 of the Code states that pension contribution rates for executive Directors should be aligned with those available to the workforce. As explained in the Annual Report and Form 20-F 2019, this is the case for new UK appointments and existing UK Executive Directors from January 2023. US retirement benefit arrangements differ in a number of ways from the UK and include a Deferred Compensation Plan for senior employees.

Given the importance of the CEO, Americas' role to the business and the market competitiveness concerns over Executive Director pay, the arrangements as they relate to the CEO, Americas are to be maintained. Further details can be found on page 118.

Q. Procedure for developing policy on executive remuneration
Details of how the Directors' Remuneration Policy (DR Policy) was implemented in 2022 are set out on pages 127 to 135. As explained on page 118, the new DR Policy remains subject to consultation with shareholders. It is intended that the consultation will be completed in time for the proposed 2023 DR Policy to be published in the Company's Notice of 2023 Annual General Meeting.

During 2022, no individual Director was involved in deciding his or her own remuneration outcome.

R. Independent judgement and discretion
The Remuneration Committee has formal discretions in place in relation to outcomes under the APP and LTIP, and these are disclosed as part of the DR Policy. When determining outcomes under these plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group's performance, relative performance against competitors, and other relevant factors. Information on the Remuneration Committee's consideration of the use of discretion during 2022 is set out on pages 115 to 117.

Group Financial Statements






Hotel Indigo Inuyama Urakuen Garden, China

[a]   Independent Auditors' Reports comprise reports from PricewaterhouseCoopers LLP (PCAOB ID: 876) and Ernst & Young LLP (PCAOB ID: 1438)

Statement of Directors' Responsibilities

Financial Statements and accounting records

The Directors are required to prepare the Annual Report and Form 20-F and the Financial Statements for the Company and the Group at the end of each financial year in accordance with applicable law and regulations. Under company law directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and the profit or loss of the Group for that period. The Directors have prepared the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and the Company Financial Statements in accordance with UK accounting standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law. The Directors have also prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards ('IFRSs') issued by the International Accounting Standards Board ('IASB').

In preparing these Financial Statements, IHG Directors are required to:

• Select suitable accounting policies and apply them consistently;

• Make judgements and accounting estimates that are reasonable;

• State whether the Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards;

• State for the Company Financial Statements whether applicable UK accounting standards, comprising FRS 101, have been followed; and

• Prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors have responsibility for ensuring that the Company and the Group keep adequate accounting records sufficient to show and explain the Company's and the Group's transactions and which disclose with reasonable accuracy the financial position of the Company and the Group to enable them to ensure that the Financial Statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The Directors are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and taking reasonable steps to prevent and detect fraud and other irregularities.

Disclosure Guidance and Transparency Rules

The Board confirms that to the best of its knowledge:

• The Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards, and IFRSs as issued by the IASB, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole;

• The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising FRS 101, and give a true and fair view of the assets, liabilities and financial position of the Company; and

• The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

UK Corporate Governance Code

Having taken advice from the Audit Committee, the Board considers that this Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company's and the Group's position and performance, business model and strategy.

Disclosure of information to Auditor

The Directors who held office as at the date of approval of this report confirm that they have taken steps to make themselves aware of relevant audit information (as defined by Section 418(3) of the Companies Act 2006). None of the Directors are aware of any relevant audit information which has not been disclosed to the Company's and Group's Auditor.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs.

The Group's internal control over financial reporting includes policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group's transactions and dispositions of assets;

• Are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and IFRSs as issued by the IASB, and that receipts and expenditure are being made only in accordance with authorisation of management and the Directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group's assets that could have a material effect on the Consolidated Financial Statements.

Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Management has undertaken an assessment of the effectiveness of the Group's internal control over financial reporting at 31 December 2022 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on this assessment, management has concluded that as at 31 December 2022 the Group's internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group's internal control over financial reporting at 31 December 2022, together with the Group's Consolidated Financial Statements, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their auditor's report can be found on page 147.

For and on behalf of the Board

Keith Barr
Chief Executive Officer
20 February 2023

Paul Edgecliffe-Johnson
Chief Financial Officer
20 February 2023

Independent Auditor's UK Report

Independent auditors' report to the members of InterContinental Hotels Group PLC

Report on the audit of the Financial Statements

Opinion

In our opinion:

- InterContinental Hotels Group PLC's Group Financial Statements and Parent Company Financial Statements (the 'Financial Statements') give a true and fair view of the state of the Group's and of the Parent Company's affairs at 31 December 2022 and of the Group's profit and cash flows for the year then ended;

- the Group Financial Statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

- the Parent Company Financial Statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', and applicable law); and

- the Financial Statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the Financial Statements, included within the Annual Report and Form 20-F (the 'Annual Report'), which comprise: the Group and Parent Company statements of financial position at 31 December 2022; the Group income statement, Group statement of comprehensive income, Group statement of cash flows and Group and Parent Company statements of changes in equity for the year then ended; the Accounting policies; and the notes to the Financial Statements.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in the Accounting policies, the Group, in addition to applying UK-adopted international accounting standards, has also applied international financial reporting standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB').

In our opinion, the Group Financial Statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ('ISAs (UK)') and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the Financial Statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in note 5 to the Group Financial Statements, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

- PwC component audit teams were engaged to perform a full scope audit in the US and specified procedures over transactions processed at the Group's Global Business Service Centre in India. The Group audit team carried out audit procedures over the consolidation and material balances and transactions processed centrally. The territories where we conducted audit procedures, together with work performed at corporate functions and at the Group level, accounted for approximately: 87% of the Group's revenue; 81% of the Group's statutory profit before tax; and 75% of the Group's profit before tax adjusted for exceptional items and the System Fund.

- The Group audit team performed substantive procedures over all of the material balances and transactions of the Parent Company.

Key audit matters

- Breakage assumption used to estimate IHG One Rewards deferred revenue (Group)

- Allocation of expenses to the System Fund (Group)

- Recognition of the UK deferred tax asset (Group and Parent Company)

Materiality

- Overall Group materiality: $37.0 million (2021: $25.0 million) based on approximately 5% of profit before tax adjusted for exceptional items and the System Fund.

- Overall Parent Company materiality: £14.8 million (2021: £13.3 million) based on approximately 1% of net assets.

- Performance materiality: $27.7 million (2021: $18.7 million) (Group) and £11.1 million (2021: £9.9 million) (Parent Company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the Financial Statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the Financial Statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Independent Auditor's UK Report continued

Expected credit losses, which was a key audit matter last year, is no longer included because of a decrease in the assessed level of audit risk as a result of improved cash collections following the Covid-19 pandemic and further refinements to the Group's expected credit losses methodology. Otherwise, the key audit matters below are consistent with last year.

Key audit matter	How our audit addressed the key audit matter
Breakage assumption used to estimate IHG One Rewards deferred revenue (Group) At 31 December 2022, the deferred revenue balance relating to the IHG One Rewards loyalty programme was $1,411m (2021: $1,292m). The hotel loyalty programme, IHG One Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and to consume points at a later date in exchange for accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects the Group's unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed ('breakage'). The amount of revenue recognised and deferred is impacted by the estimate of breakage. Significant estimation uncertainty exists in projecting members' future consumption activity and how this may have been impacted by Covid-19. A small change in the breakage assumption would result in a material difference in the deferred revenue balance at 31 December 2022 and therefore in the revenue recognised in the year. Refer to the Estimates section of the Accounting policies and to note 3 to the Group Financial Statements for management's disclosures.	We evaluated and tested the design and operation of key controls in place over management's determination of the breakage assumption. We tested a sample of data used by management's external actuary in deriving the breakage assumption to underlying records. We assessed the competence and objectivity of management's actuary and understood the methods and assumptions adopted by it in determining breakage. We deployed actuarial experts to calculate an independent expectation of a reasonably possible range for deferred revenue based on independently determined breakage assumptions. We compared the deferred revenue balance, which reflected management's assumptions about the ongoing impact of Covid-19 on points consumption, with our independently calculated range. We assessed the appropriateness of the related disclosures including sensitivity analysis in the Estimates section of the Accounting policies and in note 3 to the Group Financial Statements. Based on the procedures performed, we noted no material issues arising from our work.
Allocation of expenses to the System Fund (Group) The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. Costs are incurred and allocated to the System Fund in accordance with the principles agreed with the IHG Owners Association. For the year ended 31 December 2022, the Group recorded System Fund expenses of $1,322m (2021: $939m). System Fund expenses are excluded from the Group result to determine operating profit from reportable segments, a key metric used by the Group. There is judgement involved in developing the Group's internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred and there is complexity in subsequently evaluating whether expenses are appropriately allocated to the System Fund in line with these internal policies. Refer to the Accounting policies and to note 32 to the Group Financial Statements for management's disclosures.	We evaluated and tested the design and operation of key controls over the allocation of expenses to the System Fund. We understood and assessed the internal policies and governance structure that the Group has put in place in order to apply the principles agreed with the IHG Owners Association to expenses incurred. We inspected correspondence and minutes of meetings with the IHG Owners Association to identify whether allocations have been challenged or disputed. For a sample of cost centres, we validated the basis for any changes in the proportion of costs allocated to the System Fund compared to the prior year. We tested a sample of expenses that had been allocated to the System Fund to assess whether they were accurately calculated, in compliance with the Group's internal policies and consistent with historical practice. We checked whether there were any manual journal entries that transferred expenses to or from the System Fund to evaluate whether there was an appropriate rationale for any such journals and we determined whether the resulting classification of expenses was in line with the principles agreed with the IHG Owners Association. Based on the procedures performed, we noted no material issues arising from our work.
Recognition of the UK deferred tax asset (Group and parent) At 31 December 2022, the Group recognised a deferred tax asset of $109m (2021: $127m) related to the UK tax group. The Parent Company, which is part of the UK tax group, recognised a deferred tax asset of £40m (2021: £29m). The assets largely represent brought forward revenue tax losses. The asset recognised by the Group also includes future tax deductions for amortisation. Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future profits are considered by assessing estimated future cash flows. Tax assumptions are overlaid to these profit forecasts to estimate future taxable profits. This process has demonstrated that the UK deferred tax assets should reverse over a seven to ten year period, with the lower end of the range based on the Group's base case forecast and the upper end of the range based on the Group's severe downside case forecast. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. The Group's TCFD disclosures describe how physical and transitional climate risks present both risks and opportunities for the Group. The potential downside risks have been considered in the context of the UK deferred tax asset recoverability assessment, without taking account of opportunities or mitigating actions. Refer to note 8 to the Group Financial Statements and note 5 to the Parent Company Financial Statements for management's disclosures.	We evaluated and tested the design and operation of key controls in place over the recognition of deferred tax assets and over the Group's forecasting process. We evaluated the appropriateness of the assumptions reflected in the UK forecasts, including assessing the reasonableness of growth projections compared to historical experience and industry data. As part of this assessment, we benchmarked management's estimates to third-party sources, including consideration of how climate risk has been incorporated. We deployed tax specialists to assess the appropriateness of tax overlay adjustments applied to the forecasts by reference to the requirements of tax principles, including the restriction of losses to 50% of annual UK taxable profits, and to assess whether the UK deferred tax assets met the recognition criteria of IAS 12. We challenged the appropriateness of the recovery period of seven to ten years. We assessed the appropriateness of the related disclosures in note 8 to the Group Financial Statements and note 5 to the Parent Company Financial Statements. Based on the procedures performed, we noted no material issues arising from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the Financial Statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls and the industry in which they operate.

The Group Financial Statements are a consolidation of over 600 reporting units. The Group operates a Global Business Service Centre ('BSC') in India which processes transactions for the majority of the Group's reporting units. We identified one aggregation of components in the US which required a full scope audit due to its size and because this aggregated component holds the IHG One Rewards loyalty programme and System Fund. We engaged a PwC component audit team in the US to carry out this audit. We also instructed our US component team to undertake specified procedures over certain balances and transactions in certain other US reporting units. We engaged a second PwC component audit team in India to undertake testing of transactions processed by the BSC encompassing all reporting units within the BSC's scope.

Where work was performed by component auditors, we determined the appropriate level of involvement we needed to have in that audit work to ensure that we could conclude that sufficient appropriate audit evidence had been obtained for the Group Financial Statements as a whole. In addition to instructing and reviewing the reporting from our component audit teams, we conducted file reviews and participated in key meetings with local management. We made one site visit to the US and three site visits to India to meet with our component teams and local management in person and we supplemented these site visits with regular dialogue with component teams throughout the year.

The Group consolidation, financial statement disclosures and certain balances and transactions processed centrally by management in the UK, including certain Parent Company balances and transactions that were included in Group audit scope, were audited by the Group audit team. This included taxation, treasury, impairment reviews and elements of expected credit losses on trade receivables. Taken together, the audit procedures carried out by the Group and component audit teams provided coverage of 87% of the Group's revenue, 81% of the Group's statutory profit before tax and 75% of the Group's profit before tax adjusted for exceptional items and the System Fund. This provided the evidence we needed for our opinion on the Group Financial Statements taken as a whole. This was before considering the contribution to our audit evidence from performing audit work at the Group level, including disaggregated analytical review procedures, which covered certain of the Group's smaller and lower risk components that were not directly included in our Group audit scope.

Our audit of the Parent Company Financial Statements was undertaken by the Group audit team and included substantive procedures over all material balances and transactions.

The impact of climate risk on our audit

As part of our audit, we made enquiries of management to understand the process that management adopted, with input from its third party expert on climate change, to assess the extent of the potential impact of climate risk on the Group's Financial Statements and to support the disclosures made within the Climate change section of the Accounting policies. Using our knowledge of the business and with assistance from our own climate change experts, we challenged the completeness of management's risk assessment. This included reading Carbon Disclosure Project submissions made by the Group and its competitors to ensure appropriate consistency with the judgements and disclosures reflected in the Financial Statements.

Management considers that there are no climate-related estimates or assumptions that have a material impact on the Financial Statements. We assessed that the key areas in the Financial Statements which are more likely to be materially impacted by climate change are impairment of non-financial assets, recognition of deferred tax assets and going concern. We tailored our audit approach to respond to the audit risks identified in these areas. In particular, we:

- Challenged management on how the Group's commitment to reduce emissions from its hotel estate by 46% by 2030 from a 2019 baseline will impact the assumptions within the discounted cash flows prepared by management that are used in the Group's impairment analysis, for assessing the recognition of deferred tax assets and for going concern purposes;
- Evaluated whether the impact of both physical and transition risks arising due to climate risk had been appropriately reflected by management in the estimates of the recoverable value of the Group's non-financial assets; and
- Checked whether the impact of climate risk in the Directors' assessments and disclosures related to going concern and viability were consistent with management's climate impact assessment.

We also considered the consistency of the disclosures in relation to climate change (including the disclosures in the Task Force on Climate-related Financial Disclosures (TCFD) section) in the Annual Report with the Financial Statements and with our knowledge obtained from our audit.

Our procedures did not identify any material impact in the context of our audit of the Financial Statements as a whole or on our key audit matters for the year ended 31 December 2022.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the Financial Statements as a whole.

Based on our professional judgement, we determined materiality for the Financial Statements as a whole as follows:

	Group Financial Statements	**Parent Company Financial Statements**
Overall materiality	$37.0 million (2021: $25.0 million)	£14.8 million (2021: £13.3 million)
How we determined it	Approximately 5% of profit before tax adjusted for exceptional items and the System Fund	Approximately 1% of net assets
Rationale for benchmark applied	The Group's principal measure of performance is operating profit from reportable segments, which excludes exceptional items and the System Fund result, in order to present results from operating activities on a consistent basis and to exclude the impact of the System Fund, which is not managed to generate a profit or loss for the Group over the longer term. We took this measure into account in determining our materiality as it is the metric against which the performance of the Group is most commonly assessed by management and reported to shareholders. From operating profit from reportable segments, we deducted net finance costs and fair value gains on contingent purchase consideration to arrive at adjusted profit before tax.	InterContinental Hotels Group PLC is the ultimate parent company which holds the Group's investments and bonds. The strength of the balance sheet is the key measure of financial health that is important to shareholders since the primary concern for the Parent Company is the payment of dividends. We therefore considered net assets to be an appropriate benchmark.

Independent Auditor's UK Report continued

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was approximately $2.7 million to $35.1 million.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2021: 75%) of overall materiality, amounting to $27.7 million (2021: $18.7 million) for the Group Financial Statements and £11.1 million (2021: £9.9 million) for the Parent Company Financial Statements.

In determining the performance materiality, we considered a number of factors, including the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls and we concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $1.8 million (Group audit) (2021: $1.2 million) and £0.7 million (Parent Company audit) (2021: £0.6 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

- Evaluation and testing of key controls over the Group's budgeting process and the assessment of going concern;
- Evaluation of management's Base Case, Downside Case and Severe Downside Case scenarios and reverse stress testing calculations, understanding and evaluating the key assumptions, including assumptions related to RevPAR growth;
- Validation that the cash flow forecasts used to support management's impairment, deferred tax asset recoverability, going concern and viability assessments were consistent and in line with the Group's Board approved plan;
- Assessment of the historical accuracy and reasonableness of management's forecasting;
- Identification of RevPAR as the key assumption inherent in management's cash flow forecasts and validation of this assumption to industry sources;
- Consideration of the Group's available financing and debt maturity profile and evaluation of the reasonableness of management's assumption that bank facilities will remain undrawn over the period of the going concern assessment;
- Testing of the mathematical integrity of management's models and liquidity headroom, covenant compliance, sensitivity and reverse stress testing calculations;
- Assessment of the reasonableness of management's planned or potential mitigating actions;
- Consideration of whether climate change is expected to have any significant impact during the period of the going concern assessment; and
- Review of the related disclosures in the Annual Report.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern for a period of at least twelve months from when the Financial Statements are authorised for issue.

In auditing the Financial Statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the Financial Statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the Financial Statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the Financial Statements and our auditors' report thereon. The directors are responsible for the other information, which includes reporting based on the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. Our opinion on the Financial Statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the Financial Statements, our responsibility is to read the other information and, in doing so, to consider whether the other information is materially inconsistent with the Financial Statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the Financial Statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors' Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 31 December 2022 is consistent with the Financial Statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement included within the Statement of compliance is materially consistent with the Financial Statements and our knowledge obtained during the audit and we have nothing material to add or draw attention to in relation to:

- The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;

- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;

- The directors' statement in the Financial Statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them and their identification of any material uncertainties to the Group's and Parent Company's ability to continue to do so over a period of at least twelve months from the date of approval of the Financial Statements;

- The directors' explanation as to their assessment of the Group's and Parent Company's prospects, the period this assessment covers and why the period is appropriate; and

- The directors' statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the Financial Statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the Financial Statements and our knowledge obtained during the audit:

- The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for the members to assess the Group's and Parent Company's position, performance, business model and strategy;

- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and

- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the Parent Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the Financial Statements and the audit
Responsibilities of the directors for the Financial Statements
As explained more fully in the Statement of Directors' Responsibilities, the directors are responsible for the preparation of the Financial Statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry in which it operates, we identified that the principal risks of non-compliance with laws and regulations related to the failure to comply with the Listing Rules, UK and overseas tax legislation, employment laws and regulations and health and safety legislation and we considered the extent to which non-compliance might have a material effect on the Financial Statements. We also considered those laws and regulations that have a direct impact on the Financial Statements such as the Companies Act 2006. We evaluated management's incentives and opportunities for fraudulent manipulation of the Financial Statements (including the risk of override of controls) and we determined that the principal risks were related to posting inappropriate journal entries and management bias in allocating expenses to the System Fund and in accounting for key estimates. The Group audit team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group audit team and/or component auditors included:

- Inquiries of management, internal audit and the Group's legal counsel, including considerations of known or suspected instances of non-compliance with laws and regulations and fraud;

- Review of correspondence received from regulators and consideration of the impact, if any, on our audit and the disclosures made in the Financial Statements;

- Evaluation and testing of the effectiveness of management's controls designed to prevent and detect irregularities;

- Assessment of matters reported on the Group's whistleblowing helpline and the results of management's investigation of such matters;

Independent Auditor's UK Report continued

- Identification and testing of significant manual journal entries, in particular any journal entries posted with unusual account combinations which resulted in an impact on revenue or the System Fund; and
- Challenging assumptions and judgements made by management in making significant accounting estimates.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the Financial Statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the Financial Statements is located on the FRC's website at: **www.frc.org.uk/auditorsresponsibilities**. This description forms part of our auditors' report.

Use of this report
This report, including the opinions, has been prepared for and only for the Parent Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting
Under the Companies Act 2006, we are required to report to you if, in our opinion:

- We have not obtained all the information and explanations we require for our audit; or
- Adequate accounting records have not been kept by the Parent Company or returns adequate for our audit have not been received from branches not visited by us; or
- Certain disclosures of directors' remuneration specified by law are not made; or
- The Parent Company Financial Statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment
Following the recommendation of the Audit Committee, we were appointed by the members at the Annual General Meeting on 7 May 2021 to audit the Financial Statements for the year ended 31 December 2021 and subsequent financial periods. The period of total uninterrupted engagement is two years, covering the years ended 31 December 2021 to 31 December 2022.

Other matters

In due course, as required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these Financial Statements will form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditors' report provides no assurance over whether the annual financial report will be prepared using the single electronic format specified in the ESEF RTS.

Giles Hannam (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
20 February 2023

Independent Auditor's US Report

Report of Independent Registered Public Accounting Firm

To the Board of directors and Shareholders of InterContinental Hotels Group PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC and its subsidiaries (the 'Group') at 31 December 2022 and 31 December 2021 and the related Group income statement and Group statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2022, the Accounting policies and the related notes (collectively referred to as the 'Group Financial Statements'). We also have audited the Group's internal control over financial reporting at 31 December 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Group Financial Statements referred to above present fairly, in all material respects, the financial position of the Group at 31 December 2022 and 31 December 2021 and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2022 in accordance with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board and (ii) UK-adopted International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting at 31 December 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group's management is responsible for the Group Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on internal control over financial reporting on page 140. Our responsibility is to express opinions on the Group Financial Statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Group Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the Group Financial Statements included performing procedures to assess the risks of material misstatement of the Group Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Group Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Group Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Group Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Group Financial Statements and (ii) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the Group Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue

As described in the Estimates section of the Accounting policies and in note 3 to the Group Financial Statements, deferred revenue relating to the IHG One Rewards loyalty programme was $1,411m at 31 December 2022. The hotel loyalty programme, IHG One Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and consume points at a later date for free or reduced accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects the Group's unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed ('breakage'). The amount of revenue recognised and deferred is impacted by the estimate of breakage. Significant estimation uncertainty exists in projecting members' future consumption activity and how this may have been impacted by Covid-19.

Independent Auditor's US Report continued

The principal considerations for our determination that performing procedures relating to the breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue is a critical audit matter are the significant estimation uncertainty in projecting members' future consumption of points and how this may have been impacted by Covid-19. This in turn led to a high degree of auditor judgement, subjectivity, complexity and effort in performing procedures to evaluate the breakage assumption and the related audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to management's determination of the breakage assumption. These procedures also included, among others, (i) testing a sample of data used by management's external actuary in deriving the breakage assumption to underlying records; (ii) assessing the competence and objectivity of management's actuary and understanding the methods and assumptions adopted by it in determining breakage; (iii) developing an independent expectation of a reasonably possible range for deferred revenue based on independently determined breakage assumptions; (iv) comparing the deferred revenue balance, which reflected management's assumptions about the ongoing impact of Covid-19 on points consumption, with our independently calculated range; and (v) assessing the appropriateness of the related disclosures including sensitivity analysis in the Group Financial Statements. Professionals with specialised skill and knowledge were used to assist in the evaluation of the breakage assumption.

Allocation of expenses to the System Fund

As described in the System Fund and other co-brand revenues section of the Accounting policies and in note 32 to the Group Financial Statements, the Group recorded System Fund expenses of $1,322m for the year ended 31 December 2022. The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. Costs are incurred and allocated to the System Fund in accordance with the principles agreed with the IHG Owners Association.

The principal considerations for our determination that performing procedures relating to the allocation of expenses to the System Fund is a critical audit matter are the judgement involved in developing the Group's internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred and the complexity in subsequently evaluating whether expenses are appropriately allocated to the System Fund in line with these internal policies. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management's classification of expenses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to allocation of expenses to the System Fund. These procedures also included, among others, (i) understanding and assessing the internal policies that the Group has put in place in order to apply the principles agreed with the IHG Owners Association to expenses incurred; (ii) inspecting correspondence and minutes of meetings with the IHG Owners Association to identify whether allocations have been challenged or disputed; (iii) validating for a sample of cost centres the basis for any changes in the proportion of costs allocated to the System Fund compared to the prior year; (iv) testing expenses that had been allocated to the System Fund to assess whether they were accurately calculated, in compliance with the Group's internal policies and consistent with historical practice; and

(v) checking whether there were any manual journal entries that transferred expenses to or from the System Fund to evaluate whether there was an appropriate rationale for any such journals and to determine whether the resulting classification of the expenses was in line with the principles agreed with the IHG Owners Association.

Recognition of the UK deferred tax asset

As described in the Taxes section of the Accounting policies and in note 8 to the Group Financial Statements, a deferred tax asset of $109m was recognised related to the UK tax group at 31 December 2022. Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future profits are considered by assessing estimated future cash flows. Tax assumptions are overlaid to these profit forecasts to estimate future taxable profits. This process has demonstrated that the UK deferred tax asset should reverse over a seven to ten year period, with the lower end of the range based on the Group's base case forecast and the upper end of the range based on the Group's severe downside case forecast. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. The Group's TCFD disclosures describe how physical and transitional climate risks present both risks and opportunities for IHG. The potential downside risks have been considered in the context of the UK deferred tax asset recoverability assessment, without taking account of opportunities or mitigating actions.

The principal considerations for our determination that performing procedures relating to recognition of the UK deferred tax asset is a critical audit matter are the significant estimation uncertainty involved in determining the future taxable profits of the UK tax group including the impact of climate risk. This in turn led to a high degree of auditor judgement, subjectivity and effort in evaluating audit evidence and in determining the reasonableness of the forecast seven to ten year period to recover this asset. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to the recognition of deferred tax assets and the Group's forecasting process. These procedures also included, among others, (i) evaluating the appropriateness of the assumptions reflected in the UK forecasts, including assessing the reasonableness of growth predictions compared to historical experience and industry data and benchmarking management's estimates to third-party sources, including consideration of how climate risk has been incorporated; (ii) assessing the appropriateness of tax overlay adjustments applied to the forecasts by reference to the requirements of tax principles, including the restriction of losses to 50% of annual UK taxable profits; (iii) assessing whether the UK deferred tax asset meets the recognition criteria of IAS 12; (iv) assessing the appropriateness of the forecast recovery period of seven to ten years; and (v) assessing the appropriateness of the related disclosures in the Group Financial Statements. Professionals with specialised skills and knowledge were used to assist in the evaluation of recognition of the UK deferred tax asset.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
20 February 2023

We have served as the Group's auditor since 2021.

2020 Independent Auditor's US Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of InterContinental Hotels Group PLC

Opinion on the Financial Statements

We have audited the accompanying statements of income, comprehensive income, changes in equity and cash flows of InterContinental Hotels Group PLC (the 'Group') for the year ended 31 December 2020, and the related notes (collectively referred to as the 'Group Financial Statements'). In our opinion, the Group Financial Statements present fairly, in all material respects, the results of the Group's operations and the Group's cash flows for the year ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These Group Financial Statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's Financial Statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Group Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Group Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Group Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Group Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as auditors from the Group's listing in 2003 to 2021 and of the Group's predecessor businesses from 1988.
London, England
22 February 2021

Note that the report set out above is included for the purposes of InterContinental Hotels Group PLC's Annual Report on Form 20-F for 2022 only and does not form part of InterContinental Hotels Group PLC's Annual Report and Accounts for 2022.

Group Financial Statements
Group income statement

For the year ended 31 December 2022	Note	2022 $m	2021 $m	2020 $m
Revenue from fee business	3	**1,449**	1,153	823
Revenue from owned, leased and managed lease hotels	3	**394**	237	169
System Fund revenues		**1,217**	928	765
Reimbursement of costs		**832**	589	637
Total revenue	2	**3,892**	2,907	2,394
Cost of sales		**(648)**	(486)	(354)
System Fund expenses		**(1,322)**	(939)	(867)
Reimbursed costs		**(832)**	(589)	(637)
Administrative expenses		**(364)**	(300)	(267)
Share of losses of associates and joint ventures	2, 6	**(59)**	(8)	(14)
Other operating income		**29**	11	16
Depreciation and amortisation	2	**(68)**	(98)	(110)
Impairment loss on financial assets		**(5)**	–	(88)
Other net impairment reversals/(charges)	6	**5**	(4)	(226)
Operating profit/(loss)	2	**628**	494	(153)
Operating profit/(loss) analysed as:				
Operating profit before System Fund and exceptional items		**828**	534	219
System Fund		**(105)**	(11)	(102)
Operating exceptional items	6	**(95)**	(29)	(270)
		628	494	(153)
Financial income	7	**22**	8	4
Financial expenses	7	**(118)**	(147)	(144)
Fair value gains on contingent purchase consideration	24	**8**	6	13
Profit/(loss) before tax		**540**	361	(280)
Tax	8	**(164)**	(96)	20
Profit/(loss) for the year from continuing operations		**376**	265	(260)
Attributable to:				
Equity holders of the parent		**375**	266	(260)
Non-controlling interest		**1**	(1)	–
		376	265	(260)
Earnings/(loss) per ordinary share	10			
Basic		**207.2¢**	145.4¢	(142.9)¢
Diluted		**206.0¢**	144.6¢	(142.9)¢

Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

Group statement of comprehensive income

For the year ended 31 December 2022	2022 $m	2021 $m	2020 $m
Profit/(loss) for the year	**376**	265	(260)
Other comprehensive income			
Items that may be subsequently reclassified to profit or loss:			
Gains/(losses) on cash flow hedges, including related tax credit of $2m (2021: $7m charge, 2020: $4m credit)	**35**	(69)	3
Costs of hedging	**3**	2	(6)
Hedging (gains)/losses reclassified to financial expenses	**(43)**	96	(13)
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $5m (2021: $4m charge, 2020: $4m credit)	**181**	18	(85)
	176	47	(101)
Items that will not be reclassified to profit or loss:			
Gains/(losses) on equity instruments classified as fair value through other comprehensive income, including related tax credit of $2m (2021: $1m charge, 2020: $4m credit)	**1**	14	(43)
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $6m (2021: $nil, 2020: $1m credit)	**15**	7	(7)
Tax related to pension contributions	**–**	1	1
	16	22	(49)
Total other comprehensive income/(loss) for the year	**192**	69	(150)
Total comprehensive income/(loss) for the year	**568**	334	(410)
Attributable to:			
Equity holders of the parent	**568**	335	(410)
Non-controlling interest	**–**	(1)	–
	568	334	(410)

Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

Group Financial Statements continued
Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share-holders' equity $m	Non-controlling interest $m	Total equity $m
At 1 January 2022	**154**	**10**	**(22)**	**(2,873)**	**25**	**5**	**316**	**904**	**(1,481)**	**7**	**(1,474)**
Profit for the year	–	–	–	–	–	–	–	**375**	**375**	**1**	**376**
Other comprehensive income											
Items that may be subsequently reclassified to profit or loss:											
Gains on cash flow hedges	–	–	–	–	–	35	–	–	35	–	35
Costs of hedging	–	–	–	–	–	3	–	–	3	–	3
Hedging gains reclassified to financial expenses	–	–	–	–	–	(43)	–	–	(43)	–	(43)
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	182	–	182	(1)	181
	–	–	–	–	–	(5)	182	–	177	(1)	176
Items that will not be reclassified to profit or loss:											
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	1	–	–	–	1	–	1
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	15	15	–	15
	–	–	–	–	1	–	–	15	16	–	16
Total other comprehensive income for the year	–	–	–	–	1	(5)	182	15	193	(1)	192
Total comprehensive income for the year	–	–	–	–	1	(5)	182	390	568	–	568
Repurchase of shares, including transaction costs	(1)	1	–	–	–	–	–	(513)	(513)	–	(513)
Purchase of own shares by employee share trusts	–	–	(1)	–	–	–	–	–	(1)	–	(1)
Transfer of treasury shares to employee share trusts	–	–	(26)	–	–	–	–	26	–	–	–
Release of own shares by employee share trusts	–	–	12	–	–	–	–	(12)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	44	44	–	44
Tax related to share schemes	–	–	–	–	–	–	–	1	1	–	1
Equity dividends paid	–	–	–	–	–	–	–	(233)	(233)	–	(233)
Exchange adjustments	(16)	(1)	–	17	–	–	–	–	–	–	–
At 31 December 2022	**137**	**10**	**(37)**	**(2,856)**	**26**	**–**	**498**	**607**	**(1,615)**	**7**	**(1,608)**

All items within total comprehensive income are shown net of tax.

 Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share-holders' equity $m	Non-controlling interest $m	Total equity $m
At 1 January 2021	156	10	(1)	(2,875)	11	(24)	298	568	(1,857)	8	(1,849)
Profit for the year	–	–	–	–	–	–	–	266	266	(1)	265
Other comprehensive income											
Items that may be subsequently reclassified to profit or loss:											
Losses on cash flow hedges	–	–	–	–	–	(69)	–	–	(69)	–	(69)
Costs of hedging	–	–	–	–	–	2	–	–	2	–	2
Hedging losses reclassified to financial expenses	–	–	–	–	–	96	–	–	96	–	96
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	18	–	18	–	18
	–	–	–	–	–	29	18	–	47	–	47
Items that will not be reclassified to profit or loss:											
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	14	–	–	–	14	–	14
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	7	7	–	7
Tax related to pension contributions	–	–	–	–	–	–	–	1	1	–	1
	–	–	–	–	14	–	–	8	22	–	22
Total other comprehensive income for the year	–	–	–	–	14	29	18	8	69	–	69
Total comprehensive income for the year	–	–	–	–	14	29	18	274	335	(1)	334
Transfer of treasury shares to employee share trusts	–	–	(34)	–	–	–	–	34	–	–	–
Release of own shares by employee share trusts	–	–	13	–	–	–	–	(13)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	39	39	–	39
Tax related to share schemes	–	–	–	–	–	–	–	2	2	–	2
Exchange adjustments	(2)	–	–	2	–	–	–	–	–	–	–
At 31 December 2021	154	10	(22)	(2,873)	25	5	316	904	(1,481)	7	(1,474)

All items within total comprehensive income are shown net of tax.

 Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

Group Financial Statements continued
Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share-holders' equity $m	Non-controlling interest $m	Total equity $m
At 1 January 2020	151	10	(5)	(2,870)	57	(6)	381	809	(1,473)	8	(1,465)
Loss for the year	–	–	–	–	–	–	–	(260)	(260)	–	(260)
Other comprehensive income											
Items that may be subsequently reclassified to profit or loss:											
Losses on cash flow hedges	–	–	–	–	–	3	–	–	3	–	3
Costs of hedging	–	–	–	–	–	(6)	–	–	(6)	–	(6)
Hedging gains reclassified to financial expenses	–	–	–	–	–	(13)	–	–	(13)	–	(13)
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(2)	(83)	–	(85)	–	(85)
	–	–	–	–	–	(18)	(83)	–	(101)	–	(101)
Items that will not be reclassified to profit or loss:											
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(43)	–	–	–	(43)	–	(43)
Gains on equity instruments transferred to retained earnings on disposal	–	–	–	–	(3)	–	–	3	–	–	–
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Tax related to pension contributions	–	–	–	–	–	–	–	1	1	–	1
	–	–	–	–	(46)	–	–	(3)	(49)	–	(49)
Total other comprehensive loss for the year	–	–	–	–	(46)	(18)	(83)	(3)	(150)	–	(150)
Total comprehensive loss for the year	–	–	–	–	(46)	(18)	(83)	(263)	(410)	–	(410)
Transfer of treasury shares to employee share trusts	–	–	(14)	–	–	–	–	14	–	–	–
Release of own shares by employee share trusts	–	–	18	–	–	–	–	(18)	–	–	–
Equity-settled share-based cost, net of $3m reclassification to cash-settled awards	–	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	5	–	–	(5)	–	–	–	–	–	–	–
At 31 December 2020	156	10	(1)	(2,875)	11	(24)	298	568	(1,857)	8	(1,849)

All items within total comprehensive loss are shown net of tax.

 Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

Group statement of financial position

31 December 2022	Note	2022 $m	2021 $m
ASSETS			
Goodwill and other intangible assets	12	**1,144**	1,195
Property, plant and equipment	13	**157**	137
Right-of-use assets	14	**280**	274
Investment in associates	15	**36**	77
Retirement benefit assets	26	**2**	2
Other financial assets	16	**156**	173
Derivative financial instruments	23	**7**	–
Deferred compensation plan investments		**216**	256
Non-current other receivables		**3**	1
Deferred tax assets	8	**126**	147
Contract costs	3	**75**	72
Contract assets	3	**336**	316
Total non-current assets		**2,538**	2,650
Inventories		**4**	4
Trade and other receivables	17	**646**	574
Current tax receivable		**16**	1
Other financial assets	16	**–**	2
Cash and cash equivalents	18	**976**	1,450
Contract costs	3	**5**	5
Contract assets	3	**31**	30
Total current assets		**1,678**	2,066
Total assets		**4,216**	4,716
LIABILITIES			
Loans and other borrowings	21	**(55)**	(292)
Lease liabilities	14	**(26)**	(35)
Trade and other payables	19	**(697)**	(579)
Deferred revenue	3	**(681)**	(617)
Provisions	20	**(53)**	(49)
Current tax payable		**(32)**	(52)
Total current liabilities		**(1,544)**	(1,624)
Loans and other borrowings	21	**(2,341)**	(2,553)
Lease liabilities	14	**(401)**	(384)
Derivative financial instruments	23	**(11)**	(62)
Retirement benefit obligations	26	**(66)**	(92)
Deferred compensation plan liabilities		**(216)**	(256)
Trade and other payables	19	**(81)**	(89)
Deferred revenue	3	**(1,043)**	(996)
Provisions	20	**(43)**	(41)
Deferred tax liabilities	8	**(78)**	(93)
Total non-current liabilities		**(4,280)**	(4,566)
Total liabilities		**(5,824)**	(6,190)
Net liabilities		**(1,608)**	(1,474)
EQUITY			
IHG shareholders' equity		**(1,615)**	(1,481)
Non-controlling interest		**7**	7
Total equity		**(1,608)**	(1,474)

Signed on behalf of the Board,
Paul Edgecliffe-Johnson
20 February 2023

Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

Group Financial Statements continued
Group statement of cash flows

For the year ended 31 December 2022	Note	2022 $m	2021 $m	2020 $m
Profit/(loss) for the year		**376**	265	(260)
Adjustments reconciling profit/(loss) for the year to cash flow from operations	25	**585**	583	568
Cash flow from operations		**961**	848	308
Interest paid		**(126)**	(134)	(132)
Interest received		**22**	8	2
Tax paid	8	**(211)**	(86)	(41)
Net cash from operating activities		**646**	636	137
Cash flow from investing activities				
Purchase of property, plant and equipment		**(54)**	(17)	(26)
Purchase of intangible assets		**(45)**	(35)	(50)
Investment in associates		**(1)**	–	(2)
Investment in other financial assets		**–**	(5)	(5)
Deferred purchase consideration paid	24	**–**	(13)	–
Capitalised interest paid	7	**–**	–	(1)
Lease incentives received		**6**	–	–
Distributions from associates and joint ventures		**–**	–	5
Disposal of property, plant and equipment		**3**	–	–
Disposal of hotel assets, net of costs and cash disposed	11	**–**	44	1
Repayments of other financial assets		**13**	14	13
Disposal of equity securities		**–**	–	4
Net cash from investing activities		**(78)**	(12)	(61)
Cash flow from financing activities				
Repurchase of shares, including transaction costs	28	**(482)**	–	–
Purchase of own shares by employee share trusts		**(1)**	–	–
Dividends paid to shareholders	9	**(233)**	–	–
Issue of long-term bonds, including effect of currency swaps		**–**	–	1,093
(Repayment)/issue of commercial paper	22	**–**	(828)	738
Repayment of long-term bonds	22	**(209)**	–	(290)
Principal element of lease payments	22	**(36)**	(32)	(65)
Decrease in other borrowings		**–**	–	(125)
Proceeds from currency swaps		**–**	–	3
Net cash from financing activities		**(961)**	(860)	1,354
Net movement in cash and cash equivalents in the year		**(393)**	(236)	1,430
Cash and cash equivalents at beginning of the year	18	**1,391**	1,624	108
Exchange rate effects		**(77)**	3	86
Cash and cash equivalents at end of the year	18	**921**	1,391	1,624

Notes on pages 157 to 216 form an integral part of these Group Financial Statements.

Accounting policies

General information
The Consolidated Financial Statements of InterContinental Hotels Group PLC (the 'Group' or 'IHG') for the year ended 31 December 2022 were authorised for issue in accordance with a resolution of the Directors on 20 February 2023. InterContinental Hotels Group PLC (the 'Company') is incorporated and registered in England and Wales.

Basis of preparation
The Consolidated Financial Statements of IHG have been prepared on a going concern basis (see below) and under the historical cost convention, except for assets and liabilities measured at fair value under relevant accounting standards. The Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB'). UK-adopted international accounting standards differ in certain respects from IFRSs as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.

Going concern
A period of 18 months has been used, from 1 January 2023 to 30 June 2024, to complete the going concern assessment.

In adopting the going concern basis for preparing the Consolidated Financial Statements, the Directors have considered a 'Base Case' scenario which assumes global RevPAR in 2023 around pre-pandemic levels boosted by resilient leisure travel and continued recovery in corporate and group demand. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a 'Downside Case' based on a recession scenario which assumes no RevPAR growth in 2023, with the recovery profile delayed by one year, and a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that the performance during 2023 starts to worsen and then RevPAR decreases significantly by 17% in 2024.

A large number of the Group's principal risks would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case, Downside Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

The Group's bank facilities were refinanced in April 2022 with a new revolving credit facility of $1,350m maturing in 2027 which increased the Group's key covenant of net debt:EBITDA to 4.0x. See note 23 for additional information. There are no debt maturities in the period under consideration.

Under the Base Case, Downside Case and Severe Downside Case covenants are not breached. Under the Severe Downside Case, there is limited headroom to the bank covenants at 30 June 2024 to absorb multiple additional risks and uncertainties. However, the Directors reviewed a number of actions to reduce discretionary spend, creating substantial additional headroom. After these actions are taken, there is significant headroom to the bank covenants to absorb the principal risks and uncertainties which could be applicable. In this scenario the Group also has substantial levels of existing cash reserves available after additional actions are taken (over $1.4bn at 30 June 2024) and is not expected to draw on the bank facility.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants, and the cash reserves that would be available to the Group at that time. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facility would need to be drawn.

The leverage and interest cover covenant tests up to 30 June 2024 (the last day of the assessment period), have been considered as part of the Base Case, Downside Case and Severe Downside Case scenarios. However, as the bank facility is unlikely to be drawn even in a scenario significantly worse than the Severe Downside Case scenario, the Group does not need to rely on the additional liquidity provided by the bank facility to remain a going concern. This means that in the event the covenant test was failed, the bank facility could be cancelled by the lenders but it would not trigger a repayment demand or create a cross-default risk. As a result, a covenant breach would not have any impact on the Group's going concern conclusion.

In the event that a covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments, however the going concern conclusion is not dependent on this expectation. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2024. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Presentational currency
The Consolidated Financial Statements are presented in millions of US dollars reflecting the profile of the Group's revenue and operating profit which are primarily generated in US dollars or US dollar-linked currencies.

In the Consolidated Financial Statements, equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the relevant rate of exchange on the last day of the period; the resultant exchange differences are recorded in other reserves.

The functional currency of the Company is sterling since this is a non-trading holding company located in the United Kingdom that has sterling denominated share capital and whose primary activity is the payment and receipt of sterling dividends and of interest on sterling denominated external borrowings and intercompany balances.

Accounting policies continued

Critical accounting policies and the use of judgements, estimates and assumptions

In determining and applying the Group's accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements, or the reported amounts of revenues and expenses during the reporting period, or could do so within the next financial year.

Judgements

System Fund

The Group operates a System Fund (the 'Fund') to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. Assessments are generally levied as a percentage of hotel revenues.

The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.

In relation to marketing and reservation services, the Group's performance obligation under IFRS 15 'Revenue from Contracts with Customers' is determined to be the continuous performance of the services rather than the spending of the assessments received. Accordingly, assessment fees are recognised as hotel revenues occur, Fund expenses are charged to the Group income statement as incurred and no constructive obligation is deemed to exist under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. Accordingly, no liability is recognised relating to the balance of unspent funds.

No other critical judgements have been made in applying the Group's accounting policies.

Estimates

Management consider that significant estimates and assumptions are used as described below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances.

In the prior year, expected credit losses were disclosed as a significant estimate. In the current year, the estimate is not considered to have a significant risk of a material adjustment in the next financial year.

Loyalty programme

The hotel loyalty programme, IHG One Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and consume points at a later date for free or reduced accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects IHG's unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by 'breakage'. On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed ('breakage').

Significant estimation uncertainty exists in projecting members' future consumption activity and how this may be impacted by Covid-19. Management's expectation is that member behaviour will ultimately return to pre-pandemic levels over the longer term. In 2022 and 2021, the breakage estimate was formed using pre-Covid-19 behaviour patterns as a base, but giving some weight to activity since 2020 and incorporating the impact of 2022 programme changes. However, if future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease. At 31 December 2022, deferred revenue relating to the loyalty programme was $1,411m (2021: $1,292m, 2020: $1,245m). Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/reduce this liability by $63m.

Actuarial gains and losses would correspondingly adjust the amount of System Fund revenues recognised and deferred revenue in the Group statement of financial position.

Changes to the IHG One Rewards programme in the year, which allow members to earn Milestone Rewards in addition to points, do not result in any additional significant estimation uncertainty.

Significant accounting policies

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of the Parent Company and entities controlled by the Group. Control exists when the Group has:

- Power over an investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
- Exposure, or rights, to variable returns from its involvement with the investee; and
- The ability to use its power over the investee to affect its returns.

All intra-group balances and transactions are eliminated on consolidation.

The assets, liabilities and results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group's control.

Foreign currencies

Within the Group's subsidiaries, transactions in foreign currencies are translated to the subsidiary's functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the subsidiary's functional currency at the relevant rates of exchange ruling on the last day of the period. On consolidation:

- The assets and liabilities of foreign operations of the Group's subsidiaries with a functional currency other than US dollars are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for each month of the reporting period. The Group treats specific intercompany loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. The exchange differences arising on retranslation are taken to the currency translation reserve; and
- Exchange differences arising from the translation of borrowings that are designated as a hedge against a net investment in a foreign operation are taken to the currency translation reserve.

On disposal of a foreign operation, the cumulative amount recognised in the currency translation reserve relating to that particular foreign operation is recycled as part of the gain or loss on disposal.

Revenue recognition

Revenue is recognised at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.

Fee business revenue

Under franchise agreements, the Group's performance obligation is to provide a licence to use IHG's trademarks and other intellectual property. Franchise royalty fees are typically charged as a percentage of hotel gross rooms revenues and are treated as variable consideration, recognised as the underlying hotel revenues occur.

Under management agreements, the Group's performance obligation is to provide hotel management services and a licence to use IHG's trademarks and other intellectual property. Base and incentive management fees are typically charged. Base management fees are typically a percentage of total hotel revenues and incentive management fees are generally based on the hotel's profitability or cash flows. Both are treated as variable consideration. Like franchise fees, base management fees are recognised as the underlying hotel revenues occur. Incentive management fees are recognised over time when it is considered highly probable that the related performance criteria for each annual period will be met, provided there is no expectation of a subsequent reversal of the revenue.

Application and re-licensing fees are not considered to be distinct from the franchise performance obligation and are recognised over the life of the related agreement.

Franchise and management agreements also contain a promise to provide technology support and network services to hotels. A monthly technology fee, based on either gross rooms revenues or the number of rooms in the hotel, is charged and recognised over time as these services are delivered. Technology fee income is included in Central revenue.

Technical service fees are received in relation to design and engineering support provided prior to the opening of certain hotel properties. These services are a distinct performance obligation and the fees are recognised as revenue over the pre-opening period in line with the Group's assessment of the stage of completion of the project, based on the latest expectation of hotel opening date and its knowledge and experience of the pattern of work performed on comparable projects.

IHG's global insurance programme provides coverage to managed hotels for certain risks. Premiums are payable by the hotels to the third-party insurance provider. Some of the risk is reinsured by the Group's captive insurance company (the 'Captive'), SCH Insurance Company; reinsurance premiums paid from the third-party insurance provider to the Captive are recognised within Central revenue as earned. This insurance revenue is outside the scope of IFRS 15.

The Group has applied the practical expedient in IFRS 15 not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as at the end of the reporting period for all amounts where the Group has a right to consideration in an amount that corresponds directly with the value to the customer of the Group's performance completed to date (including franchise and management fees).

Contract assets

Amounts paid to hotel owners to secure management and franchise agreements ('key money') are treated as consideration payable to a customer. A contract asset is recorded which is recognised as a deduction to revenue over the initial term of the agreement.

In limited cases loans can be provided to an owner, in such cases the initial credit risk will be low. The difference, if any, between the face and market value of the loan on inception is recognised as a contract asset.

In limited cases, the Group may provide performance guarantees to third-party hotel owners. The expected value of payments under performance guarantees reduces the overall transaction price and is recognised as a deduction to revenue over the term of the agreement.

Typically, contract assets are not financial assets as they represent amounts paid by the Group at the beginning of a contract, and so are tested for impairment based on value in use rather than with reference to expected credit losses. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If carrying values exceed the recoverable amount, determined by reference to estimated future cash flows discounted to their present value using a pre-tax discount rate, the contract assets are written down to the recoverable amount.

Deferred revenue

Deferred revenue is recognised when payment is received before the related performance obligation is satisfied.

Revenue is also deferred when key money is committed and is highly likely to be paid. The annual revenue deferral is equal to the reduction to revenue that would arise if the key money were paid at inception of the contract. When payment is made, a net contract asset is recorded which is amortised over the remaining initial term of the agreement.

Contract costs

Certain costs incurred to secure management and franchise agreements, typically developer commissions, are capitalised and amortised as an expense over the initial term of the related agreement. These costs are presented as contract costs in the Group statement of financial position.

Contract costs are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable with reference to the future expected cash flows from the contract.

Revenue from owned, leased and managed lease hotels

At its owned, leased and managed lease hotels, the Group's performance obligation is to provide accommodation and other goods and services to guests. Revenue includes rooms revenue and food and beverage sales, which are recognised when the rooms are occupied and food and beverages are sold. Guest deposits received in advance of hotel stays are recorded as deferred revenue in the Group statement of financial position. They are recognised as revenue along with any balancing payment from the guest when the associated stay occurs, or are returned to the customer in the event of a cancellation.

Accounting policies continued

Cost reimbursements

In a managed property, the Group typically acts as employer of the general manager and, in some cases, other employees at the hotel and is entitled to reimbursement of these costs. The performance obligation is satisfied over time as the employees perform their duties, consistent with when reimbursement is received. Reimbursements for these services are shown as revenue with an equal matching employee cost, with no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and, where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis.

System Fund and other co-brand revenues

The Group operates the Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme. The Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows.

Under both franchise and management agreements, the Group is required to provide marketing and reservations services, as well as other centrally managed programmes. These services are provided by the Fund and are funded by assessment fees. Costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association. The Group acts as principal in the provision of the services as the related expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group. The assessment fees from hotel owners are generally levied as a percentage of hotel revenues and are recognised as those hotel revenues occur.

Certain travel agency commission revenues within the Fund are recognised on a net basis, where it has been determined that IHG is acting as agent.

In respect of the loyalty programme, IHG One Rewards, the performance obligations are to arrange for the provision of future benefits to members on consumption of previously earned reward points and Milestone Rewards (following changes to the programme structure in the year). Points are exchanged for reward nights at an IHG hotel or other goods or services provided by third parties. Milestone Rewards comprise points or other benefits such as upgrades and food and beverage vouchers.

Under its franchise and management agreements, IHG receives assessment fees based on total qualifying hotel revenue from IHG One Rewards members' hotel stays.

The Group's performance obligation is not satisfied in full until the member has consumed the relevant benefits. Accordingly, loyalty assessments are allocated between points and Milestone Rewards and deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. Revenue is impacted by a 'breakage' estimate of the benefits that will never be consumed. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in formulating this estimate, which is adjusted to reflect actual experience up to the reporting date.

As materially all of the awards will be either consumed at IHG managed or franchised hotels owned by third parties, or exchanged for awards provided by third parties, IHG is deemed to be acting as agent on consumption and therefore recognises the related revenue net of the cost of reimbursing the hotel or third party that is providing the benefit.

Performance obligations under the Group's co-brand credit card agreements comprise:

a) Arranging for the provision of future benefits to members who have earned points or free night certificates;

b) Marketing services; and

c) Providing the co-brand partner with the right to access the loyalty programme.

Revenue from a) and b) are reported within System Fund revenues and revenue from c) is reported within fee business revenue.

Fees from these agreements comprise fixed amounts normally payable at the beginning of the contract, and variable amounts paid on a monthly basis. Variable amounts are typically based on the number of points and free night certificates issued to members and the marketing services performed by the Group. Total fees are allocated to the performance obligations based on their estimated stand-alone selling prices. Revenue allocated to marketing and licensing obligations is recognised on a monthly basis as the obligations are satisfied. Revenue relating to points and free night certificates is recognised when the member has consumed the points or certificates at a participating hotel or has selected a reward from a third party, net of the cost of reimbursing the hotel or third party that is providing the benefit.

Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided and the number of points and certificates expected to be issued. However, the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions.

Segmental information

The Group has four reportable segments reflecting its geographical regions (Americas, EMEAA, Greater China) and its Central functions.

Central functions include technology, sales and marketing, finance, human resources and corporate services; Central revenue arises principally from technology fee income.

No operating segments are aggregated to form these reportable segments.

Management monitors the operating results of these reportable segments for the purpose of making decisions about resource allocation and performance assessment. Each of the geographical regions is led by its own Chief Executive Officer who reports to the Group Chief Executive Officer.

As the System Fund is not managed to generate a profit or loss for IHG over the longer term, its results are not regularly reviewed by the Chief Operating Decision Maker ('CODM') and it does not constitute an operating segment under IFRS 8 'Operating Segments'. Similarly, reimbursements of costs are not reported to the CODM and so are not included within the reportable segments.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund and exceptional items. Group financing activities, fair value gains or losses on contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments.

Government grants
The Group receives government support income relating to the Group's corporate office presence in certain countries and, as a result of Covid-19, has received support at certain of the Group's leased hotels.

Where grants are intended to compensate payroll costs they are recognised as an offset within staff costs; those which are unrelated to specific costs are presented within other operating income. As grants are recognised only where there is reasonable assurance that the grant will be received and all attached conditions will be complied with, the grants may be recognised in subsequent years.

Receiving support at leased hotels may result in additional variable rent; these amounts are not offset in the Group income statement.

Financial income and expenses
Financial income and expenses include income and charges on the Group's financial assets and liabilities and related hedging instruments, and foreign exchange gains/losses primarily related to the Group's internal funding structure.

Finance charges relating to bank and other borrowings, including transaction costs and any discount or premium on issue, are recognised in the Group income statement using the effective interest rate method.

Borrowing costs attributable to the acquisition or development of assets that necessarily take a substantial period of time to prepare for their intended use are capitalised as part of the asset cost.

In the Group statement of cash flows, interest paid and received is presented within cash from operating activities, including any fees and discounts on issuance or settlement of borrowings. Capitalised interest paid is presented within investing activities.

Exceptional items
The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance and trends of the Group and its reportable segments; and provides consistency with the Group's internal management reporting.

In determining whether an event or transaction is exceptional, quantitative and qualitative factors are considered. Exceptional items are identified by virtue of their size, nature, or incidence, with consideration given to consistency of treatment with prior years and between gains and losses.

The tax effect of exceptional items is also presented as exceptional.

Examples of exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. All exceptional items are subject to review by the Audit Committee.

Earnings per share
Basic earnings or loss per ordinary share is calculated by dividing the profit or loss for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings or loss per ordinary share is calculated by adjusting basic earnings or loss per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year. Where the effect of the notional exercise of outstanding ordinary share awards is anti-dilutive, these are excluded from the diluted earnings per share calculation.

Business combinations and goodwill
On the acquisition of a business, identifiable assets acquired and liabilities assumed are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities.

The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the 'Taxes' accounting policy note on page 166 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.

The cost of an acquisition is measured as the aggregate of the fair value of the consideration transferred. Contingent purchase consideration is measured at fair value on the date of acquisition and is re-measured at fair value at each reporting date with changes in fair value recognised on the face of the Group income statement below operating profit. Deferred purchase consideration is measured at amortised cost and the effect of unwinding the discount is recorded in financial expenses.

Payments of contingent and deferred purchase consideration reduce the respective liabilities. In respect of contingent purchase consideration, the portion of each payment relating to its original estimate of fair value on acquisition is reported within cash flow from investing activities in the Group statement of cash flows and the portion of each payment relating to the increase or decrease in the liability since the acquisition date is reported within cash flow from operating activities. In respect of deferred purchase consideration, the cash paid in excess of the initial fair value is reported within interest paid, and the remainder is reported within cash flows from investing activities.

Goodwill is recorded at cost, being the difference between the fair value of the consideration and the fair value of net assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

Transaction costs are expensed and are not included in the cost of acquisition.

Accounting policies continued

Intangible assets

Brands

Externally acquired brands are initially recorded at cost if separately acquired or fair value if acquired as part of a business combination, provided the brands are controlled through contractual or other legal rights, or are separable from the rest of the business. Brands are tested for impairment at least annually if determined to have indefinite lives.

The costs of developing internally generated brands are expensed as incurred.

Management agreements

Management agreements acquired as part of a business combination are initially recognised at the fair value attributed to those contracts on acquisition and are subsequently amortised on a straight-line basis over the term of the agreements, including any extension periods at the Group's option.

Software

Substantially all software is internally generated; amounts capitalised include internal and third-party labour and consultancy costs.

Internally generated development costs are capitalised when all of the following can be demonstrated:

• The ability and intention to complete the project;
• That the completed software will generate probable future economic benefits;
• The availability of adequate technical, financial and other resources to complete the project; and
• The ability to measure the expenditure.

Following initial recognition, the asset is carried at cost less any accumulated amortisation and impairment losses. Costs are generally amortised over estimated useful lives of three to five years on a straight-line basis with the exception of the Guest Reservation System which is amortised over seven to 10 years (see page 186).

Costs incurred in the research phase are expensed. In addition, configuration and customisation costs relating to cloud computing arrangements are expensed.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any accumulated impairment.

Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

• Buildings – over a maximum of 50 years; and
• Fixtures, fittings and equipment – three to 25 years.

All depreciation is charged on a straight-line basis. Residual value is reassessed annually.

Where the Group holds land or other property which it intends to occupy and provide hotel services, either as owner or manager, it is classified as property, plant and equipment.

Leases

The Group as lessee

On inception of a contract, the Group assesses whether it contains a lease. A contract contains a lease when it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to use the asset and the obligation under the lease to make payments are recognised in the Group statement of financial position as a right-of-use asset and a lease liability.

Lease contracts may contain both lease and non-lease components. The Group allocates payments in the contract to the lease and non-lease components based on their relative stand-alone prices and applies the lease accounting model only to lease components.

The right-of-use asset recognised at lease commencement includes the amount of lease liability recognised, initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated to a residual value over the shorter of the asset's estimated useful life and the lease term. Right-of-use assets are also adjusted for any re-measurement of lease liabilities and are subject to impairment testing. Residual value is reassessed annually.

A lease liability is recorded when the leased asset is available for use by the Group and is initially measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including 'in-substance fixed' payments) and variable lease payments that depend on an index or a rate (initially measured using the index or rate at commencement), less any lease incentives receivable. 'In-substance fixed' payments are payments that may, in form, contain variability but that, in substance, are unavoidable. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease term includes periods subject to extension options which the Group is reasonably certain to exercise and excludes the effect of early termination options where the Group is reasonably certain that it will not exercise the option. Minimum lease payments include the cost of a purchase option if the Group is reasonably certain it will purchase the underlying asset after the lease term.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. The carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the 'in-substance fixed' lease payments or as a result of a rent review or change in the relevant index or rate.

Variable lease payments are payable under certain of the Group's hotel leases and arise where the Group is committed to making lease payments that are contingent on the performance of these hotels. Such lease payments that do not depend on an index or a rate are recognised as an expense in the period over which the event or condition that triggers the payment occurs.

The Group has opted not to apply the lease accounting model to intangible assets, leases of low-value assets or leases which have a term of less than 12 months. Costs associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Payments and receipts are presented as follows in the Group statement of cash flows:

- Short-term lease payments, payments for leases of low-value assets and variable lease payments that are not included in the measurement of the lease liabilities are presented within cash flows from operating activities;
- Payments for the interest element of recognised lease liabilities are included in interest paid within cash flows from operating activities;
- Payments for the principal element of recognised lease liabilities are presented within cash flows from financing activities; and
- Lease incentives received are presented within cash flows from investing activities where they represent a reimbursement of initial fit-out costs.

The Group as lessor

Leases, including subleases, for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the lease is classified as a finance lease. All other leases are classified as operating leases. Where a leased property earns rentals under an operating sublease outside of the normal course of business, the Group's interest in the lease is classified as an investment property within right-of-use assets; these are subsequently measured under the cost model.

When the lease is classified as an operating lease, rental income arising is accounted for on a straight-line basis in the Group income statement.

When the lease is classified as a finance lease, the Group's interest in the lease is derecognised and is replaced by a finance lease receivable. Any difference between those amounts is recognised in the Group income statement. Finance lease receivables are presented within other receivables and are initially measured at the present value of lease payments receivable under the sublease plus any initial direct costs. Finance lease interest is recognised within financial income in the Group income statement.

Receipts are presented as follows in the Group statement of cash flows:

- Receipts from operating leases and investment properties are presented within cash flows from operating activities; and
- Receipts from finance leases are presented within cash flows from investing activities.

Associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control over those policies. A joint venture exists when two or more parties have joint control over, and rights to the net assets of, the venture. Joint control is the contractually agreed sharing of control which only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In determining the extent of power or significant influence, consideration is given to other agreements between the Group, the investee entity, and the investing partners. This includes any related management or franchise agreements and the existence of any performance guarantees.

Associates and joint ventures are accounted for using the equity method unless the associate or joint venture is classified as held for sale. Under the equity method, the Group's investment is recorded at cost adjusted by the Group's share of post-acquisition profits and losses, and other movements in the investee's reserves, applying consistent accounting policies. When the Group's share of losses exceeds its interest in an associate or joint venture, the Group's carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate or joint venture.

If there is objective evidence that an associate or joint venture is impaired, an impairment charge is recognised if the carrying amount of the investment exceeds its recoverable amount.

Upon loss of significant influence over an associate or joint control of a joint venture, any retained investment is measured at fair value with any difference to carrying value recognised in the Group income statement.

Impairment of non-financial assets

Non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and, in the case of goodwill and brands with indefinite lives, at least annually.

Assets that do not generate independent cash inflows are allocated to the cash-generating unit ('CGU'), or group of CGUs, to which they belong. For impairment testing of hotel properties, each hotel is deemed to be a CGU.

If carrying values exceed their estimated recoverable amount, the assets or CGUs are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows, including the effect of inflation, discounted to their present value using a pre-tax nominal discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Accounting policies continued

With the exception of goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. A previously recognised impairment loss is reversed only if there has been a significant change in the assumptions used to determine the asset's recoverable amount since the impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised for the asset in prior years.

Impairment losses, and any subsequent reversals, are recognised in the Group income statement.

Financial assets
On initial recognition, the Group classifies its financial assets as being subsequently measured at amortised cost, fair value through other comprehensive income ('FVOCI') or fair value through profit or loss ('FVTPL').

Financial assets which are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest are subsequently measured at amortised cost. Interest on these assets is calculated using the effective interest rate method and is recognised in the Group income statement as financial income. The Group recognises a provision for expected credit losses for financial assets held at amortised cost. With the exception of trade receivables (see below), where there has not been a significant increase in credit risk since initial recognition, provision is made for defaults that are possible within the next 12 months, and where there has been a significant increase in credit risk since initial recognition, for example trade deposits and loans where the borrower is in financial difficulty or has not met repayments as they fall due, provision is made for credit losses expected over the remaining life of the asset.

The Group has elected to irrevocably designate equity investments as FVOCI as they mainly comprise strategic investments in entities that own hotels which the Group manages. Changes in their value are recognised within gains or losses on equity instruments classified as FVOCI in the Group statement of comprehensive income and are never recycled to the Group income statement. On disposal, any related balance within the fair value reserve is reclassified to retained earnings. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income when the dividend has been declared, when receipt of the funds is probable and when the dividend is not a return of invested capital. Equity instruments classified as FVOCI are not subject to impairment assessment.

Financial assets not meeting the above criteria are measured at FVTPL. These include money market funds, investments which do not meet the definition of equity and other financial assets, including those which do not have a fixed date of repayment.

Trade receivables
A trade receivable is recorded when the Group has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, Central revenue and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on page 159. Trade receivables typically do not bear interest and are generally on payment terms of up to 30 days.

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for impairment is made for lifetime expected credit losses. The Group has established a provision matrix that is based on its historical credit loss experience by region and number of days past due. Where the historical experience is not relevant to defined owner groups, for example those in financial distress, the lifetime expected credit losses are calculated by reference to other sources of data.

Trade receivables are written off once determined to be uncollectable.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits.

Cash and cash equivalents comprise short-term deposits, money market funds and repurchase agreements that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. They generally have an original maturity of three months or less.

Cash and cash equivalents may include amounts which are subject to regulatory or other contractual restrictions and are not available for general use by the Group.

Cash balances are classified as other financial assets when the Group is not able to freely access the funds and they are subject to a specific charge or contractually ring-fenced for a specific purpose.

Money market funds
Money market funds are held at FVTPL, with distributions recognised in financial income.

Bank and other borrowings
Bank and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost.

Borrowings are classified as non-current when the repayment date is more than 12 months from the period-end date or where they are drawn on a facility with more than 12 months to expiry.

Derivative financial instruments and hedging

Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately in the Group income statement.

Documentation outlining the measurement and effectiveness of any hedging arrangement is maintained throughout the life of the hedge relationship.

Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

Within the Group statement of cash flows, interest paid includes interest paid on the Group's bonds and the related derivative financial instruments.

Cash flow hedges

Financial instruments are designated as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability.

Changes in the fair value are recorded in other comprehensive income and cash flow hedge reserves to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Group income statement, within financial expenses.

Net investment hedges

Financial instruments are designated as net investment hedges when they hedge the Group's net investment in foreign operations.

Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until the relevant foreign operation is sold, at which point they are reclassified to the Group income statement as part of the gain or loss on disposal.

Fair value measurement

The Group measures each of the following at fair value on a recurring basis:

- Financial assets and liabilities at FVTPL;
- Financial assets measured at FVOCI; and
- Derivative financial instruments.

Other assets are measured at fair value when impaired or re-measured on classification as held for sale by reference to fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured by reference to the principal market for the asset or liability assuming that market participants act in their economic best interests.

The fair value of a non-financial asset assumes the asset is used in its highest and best use, either through continuing ownership or by selling it.

The Group uses valuation techniques that maximise the use of relevant observable inputs using the following valuation hierarchy:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Further disclosures on the particular valuation techniques used by the Group are provided in note 24.

Where significant assets, such as property, are valued by reference to fair value less costs of disposal, an external valuation will normally be obtained using professional valuers who have appropriate market knowledge, reputation and independence.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Group statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the assets and settle the liabilities simultaneously. To meet these criteria, the right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances: the normal course of business; the event of default; and the event of insolvency or bankruptcy of the Group and all of the counterparties.

Accounting policies continued

Taxes

Current tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The calculation of the Group's current tax charge involves consideration of applicable tax laws and regulations in many jurisdictions throughout the world. From time to time, the Group is subject to tax audits and uncertainties in these jurisdictions. The issues involved can be complex and audits may take a number of years to conclude. Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements, in accordance with IFRIC 23 'Uncertainty over Income Tax Treatments', representing the Group's view of the most likely outcome or, where multiple issues are considered likely to be settled together, the probability weighted amounts of the range of possible outcomes.

This may involve consideration of some or all of the following factors:

- strength of technical argument, impact of case law and clarity of legislation;
- professional advice;
- experience of interactions, and precedents set, with the particular taxing authority; and
- agreements previously reached in other jurisdictions on comparable issues.

Deferred tax

Deferred tax assets and liabilities arise and are generally recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset is released or the liability will be settled, based on tax rates and laws enacted or substantively enacted at the end of the reporting period.

Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future profits are considered by assessing estimated future cash flows, consistent with those disclosed on page 157 within 'Going concern'. Tax assumptions are overlaid to these profit forecasts to estimate the future taxable profits.

Deferred tax is not provided on temporary differences arising on investments in subsidiaries where the Group is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

Where deferred tax assets and liabilities arise in the same entity, or group of entities, and there would be a legal right to offset the assets and liabilities were they to reverse, the assets and liabilities are also offset in the Group statement of financial position.

Retirement benefits

Defined contribution plans

Payments to defined contribution plans are charged to the Group income statement as they fall due.

Defined benefit plans

Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method, discounted at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the Group statement of financial position as an asset or liability. An asset is recognised when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind-up.

The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the Group income statement within administrative expenses. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability, after any asset restriction.

Re-measurements comprise actuarial gains and losses, the return on plan assets and changes in the amount of any asset restrictions. Actuarial gains and losses may result from differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year or changes in the actuarial assumptions used in the valuation of the plan liabilities. Re-measurement gains and losses, and taxation thereon, are recognised in other comprehensive income and are not reclassified to profit or loss in subsequent periods.

Actuarial valuations are carried out on a regular basis and are updated for material transactions and other material changes in circumstances (including changes in market prices and interest rates) up to the end of the reporting period.

Deferred compensation plan

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement through the deferral of salary with matching company contributions within a dedicated trust. The related assets and liabilities are recognised in the Group statement of financial position. The Group's obligation to employees under the plan is limited to the fair value of assets held by the plan and so the assets and liabilities are valued at the same amount, with no net impact on profit or loss.

Share-based payments

The cost of equity-settled share-based payment transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models.

The cost of equity-settled share-based payment transactions is recognised, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The Group income statement charge represents the movement in cumulative expense recognised at the beginning and end of that year. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted using a current pre-tax discount rate that reflects the risks specific to the liability. No amounts are currently discounted.

Commercial litigation and disputes

A provision is made when management consider it probable that payment may occur and the amount can be reliably estimated even though the defence of the related claim may still be ongoing through the court process.

Insurance reserves

The Group holds insurance policies with third-party insurers against certain risks relating to its corporate operations and owned and leased properties. An element of these risks are reinsured through the Captive.

In addition, the Group's managed hotels obtain insurance from third-party insurers. The Group has agreements in place with the third-party insurers to reinsure certain risks through the Captive.

Both of these arrangements have the effect of reducing the cost of insurance.

In addition to the Captive obtaining regulatory approval, each line of insurance is subject to review and approval by the Insurance Executive Sub-Committee. The level of retained risk and expected loss is reviewed annually to balance the level of risk against external risk transfer costs.

Insurance reserves are held principally in the Captive, and are established using independent actuarial assessments, which reflects current expectations of the future economic outlook, or are based on past claims experience provided by third parties.

Amounts utilised are principally paid to third-party insurers or dedicated claims handlers for subsequent settlement with the claimant. In order to protect the third-party insurer against the solvency risk of the Captive, the Group has outstanding letters of credit (see note 30).

Contingent liabilities

In limited cases, the Group may guarantee part of mortgage loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. These guarantee arrangements are accounted for as insurance contracts as IHG is insuring the bank against default by the hotel, with a liability only being recognised in the event that a payout becomes probable.

Disposal of non-current assets

The Group recognises sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

- Has a continuing managerial involvement to the degree associated with asset ownership;
- Has transferred the significant risks and rewards associated with asset ownership; and
- Can reliably measure and will actually receive the proceeds.

Equity share capital and reserves

Equity share capital

Equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company's equity share capital. Share premium represents the amount of proceeds received for shares in excess of their nominal value.

Capital redemption reserve

The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased and cancelled.

Shares held by employee share trusts

Shares held by employee share trusts comprise ordinary shares held by employee share trusts.

Other reserves

Other reserves comprise the merger and revaluation reserves previously recognised under UK GAAP, together with the reserve arising as a consequence of the Group's capital reorganisation in June 2005. The revaluation reserve relates to the previous revaluations of property, plant and equipment which were included at deemed cost on adoption of IFRS. Following the change in presentational currency to US dollars in 2008, this reserve also includes exchange differences arising on retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.

Fair value reserve

The fair value reserve comprises movements in the value of financial assets measured at fair value through other comprehensive income.

Cash flow hedge reserves

The cash flow hedge reserves comprise:

- Cash flow hedge reserve: the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss; and
- Cost of hedging reserve: the gain or loss which is excluded from the designated hedging instrument relating to the foreign currency basis spread of currency swaps.

Currency translation reserve

The currency translation reserve comprises the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil.

Non-controlling interest

A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group.

Accounting policies continued

Climate change

In preparing the Consolidated Financial Statements, the potential impacts of climate change have been considered. There are no climate-related estimates and assumptions that have a material impact. In particular, the following have been considered:

- In the case of goodwill, the number of years of Base Case forecasts required to recover the carrying value.
- The useful economic lives of assets and in the case of hotel assets (within property, plant and equipment, right-of-use assets, associates or other financial assets) whether they are sensitive to the impact of transitional risks or are susceptible to physical risks.
- In the case of the InterContinental Boston, for which the lease expires in 2105, current estimates of fair value less costs of disposal could withstand a 1.75ppt increase in pre-tax discount rate and terminal capitalisation rate before the asset would be impaired.
- The period of coverage of performance guarantees and owner loan guarantees.
- In the case of the recoverability of the UK deferred tax asset, the impact of the potential downside risk on the Group's forecasts.

Additionally, increasing operating costs over a medium term, for example energy, are not expected to have a material impact on any of the Group's assets.

While there is currently no material medium-term impact expected from climate change, the risks attached to climate change continue to evolve and these will continue to be assessed against the Group's judgements and estimates.

New accounting standards

Adoption of new accounting standards

The Group has applied the following amendments:

- IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract;
- IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use; and
- Other existing standards arising from the Annual Improvements to IFRS 2018-2020 cycle.

There was no material impact on the Group's reported financial performance or position.

New standards issued but not yet effective

From 1 January 2023, the Group will apply the amendments to:

- IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies;
- IAS 8 – Definition of Accounting Estimates; and
- IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.

From 1 January 2024, the Group will apply the amendments to:

- IAS 1 – Classification of Liabilities as Current or Non-Current;
- IAS 1 – Non-current Liabilities with Covenants; and
- IFRS 16 – Lease Liability in a Sale and Leaseback.

There is no anticipated material impact from these amendments on the Group's reported financial performance or position.

IFRS 17 'Insurance contracts'

From 1 January 2023, the Group will apply IFRS 17. The standard replaces IFRS 4 'Insurance Contracts' and introduces a new measurement and disclosure model for insurance contract arrangements.

The Group has assessed its performance guarantees provided to third-party hotel owners and concluded that current arrangements do not include significant insurance risk. They remain within the scope of the Group's existing revenue recognition accounting policies.

Under the transitional provisions of IFRS 17, the Group will no longer account for issued financial guarantee contracts as insurance contracts and will instead apply the requirements of IFRS 9 'Financial Instruments' to these arrangements. The fair value of financial guarantee liabilities under IFRS 9 is immaterial as at 1 January and 31 December 2022.

The Group's insurance obligations relating to managed hotels, currently included within provisions, will be included in the Group statement of financial position as a new line item 'Insurance liabilities'. As at 1 January 2022, this re-presentation totals $25m. The impact of discounting is immaterial.

IAS 1 'Presentation of Financial Statements' requires separate presentation of insurance revenue and expense. The impact of this change in presentation is shown below.

Year ended 31 December 2022	$m
Revenue from fee business	(15)
Insurance revenue	15
Total revenue	–
Administrative expenses	11
Insurance expenses	(11)
Operating profit	–

The estimated impact on the Group statement of financial position would have been as follows:

31 December 2022	$m
Current liabilities	
Provisions	9
Insurance liabilities	(9)
Non-current liabilities	
Provisions	23
Insurance liabilities	(23)
Net assets	–

These estimates are subject to finalisation.

Other presentational changes

Restricted funds of $12m (2021: $7m) previously presented within other financial assets have been re-presented within cash and cash equivalents reflecting that although there are contractual or regulatory restrictions as to how these amounts are used the nature of the deposits are unchanged. The prior year impact was immaterial, accordingly the Group statement of financial position has not been restated.

Notes to the Group Financial Statements

1. Exchange rates

$1 equivalent	2022		2021		2020	
	Average	**Closing**	Average	Closing	Average	Closing
Sterling	**£0.81**	**£0.83**	£0.73	£0.74	£0.78	£0.73
Euro	**€0.95**	**€0.94**	€0.85	€0.88	€0.88	€0.81

2. Segmental information
Revenue

Year ended 31 December	2022 $m	2021 $m	2020 $m
Americas	**1,005**	774	512
EMEAA	**552**	303	221
Greater China	**87**	116	77
Central	**199**	197	182
Revenue from reportable segments	**1,843**	1,390	992
System Fund revenues	**1,217**	928	765
Reimbursement of costs	**832**	589	637
Total revenue	**3,892**	2,907	2,394

Profit/(loss)

Year ended 31 December	2022 $m	2021 $m	2020 $m
Americas	**761**	559	296
EMEAA	**152**	5	(50)
Greater China	**23**	58	35
Central	**(108)**	(88)	(62)
Operating profit from reportable segments	**828**	534	219
System Fund	**(105)**	(11)	(102)
Operating exceptional items (note 6)	**(95)**	(29)	(270)
Operating profit/(loss)	**628**	494	(153)
Net financial expenses	**(96)**	(139)	(140)
Fair value gains on contingent purchase consideration	**8**	6	13
Profit/(loss) before tax	**540**	361	(280)
Tax	**(164)**	(96)	20
Profit/(loss) for the year	**376**	265	(260)

Operating profit from reportable segments includes the following, which are included within other operating income in the Group income statement:

- In 2022, $6m relating to business insurance claims principally in the Americas region (see note 30) and $16m government support income relating to the EMEAA region. The net impact of government support income on operating profit from reportable segments is $6m after deducting additional variable rent of $10m which became payable as a direct result of the support received;
- In 2021, $5m government support income relating to the EMEAA region; and
- In 2020, $4m business interruption insurance proceeds and $4m favourable litigation settlement, both in the Americas region, and $3m gain on disposal of hotel assets in the EMEAA region.

In support of the Iberostar agreement signed in 2022, $5m of costs were incurred within Central functions. The costs are presented within administrative expenses in the Group income statement.

Notes to the Group Financial Statements continued

2. Segmental information continued

Non-cash items included within operating profit from reportable segments

Year ended 31 December 2022	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation[a]	23	13	4	28	68
Equity-settled share-based payments cost	8	4	2	14	28
Share of profit of associates (excluding exceptional items)	(1)	–	–	–	(1)

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation[a]	30	18	6	44	98
Equity-settled share-based payments cost	8	4	3	11	26
Share of losses of associates	7	1	–	–	8

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation[a]	41	21	6	42	110
Equity-settled share-based payments cost	7	3	2	7	19
Share of losses of associates and joint ventures	14	–	–	–	14

[a] Includes $15m (2021: $20m, 2020: $29m) relating to cost of sales in owned, leased and managed lease hotels, and $53m (2021: $78m, 2020: $81m) relating to other assets. A further $86m (2021: $94m, 2020: $62m) was recorded within System Fund expenses.

Capital expenditure

Year ended 31 December 2022	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	71	21	2	67	161
Contract acquisition costs, net of repayments	(47)	(16)	(1)	–	(64)
Lease incentives received	–	–	–	6	6
Timing differences and other adjustments	–	–	(1)	2	1
Additions per the Group Financial Statements	24	5	–	75	104
Comprising additions to:					
Goodwill and other intangible assets	–	–	–	46	46
Property, plant and equipment	23	5	–	29	57
Investment in associates	1	–	–	–	1
	24	5	–	75	104

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	35	25	1	39	100
Contract acquisition costs, net of repayments	(32)	(10)	(1)	–	(43)
Timing differences and other adjustments	3	(5)	–	4	2
Additions per the Group Financial Statements	6	10	–	43	59
Comprising additions to:					
Goodwill and other intangible assets	1	–	–	32	33
Property, plant and equipment	1	5	–	11	17
Investment in associates	4	–	–	–	4
Other financial assets	–	5	–	–	5
	6	10	–	43	59

2. Segmental information continued
Geographical information

Year ended 31 December	2022 $m	2021 $m	2020 $m
Revenue			
United Kingdom	243	142	77
United States	1,659	1,263	1,067
Rest of World	773	574	485
	2,675	1,979	1,629
System Fund revenues (note 32)	1,217	928	765
	3,892	2,907	2,394

For the purposes of the above table, fee business, owned, leased and managed lease and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund's revenue by location of the hotel, or in the case of the loyalty programme, according to the location where members consume their rewards.

31 December	2022 $m	2021 $m
Non-current assets		
United Kingdom	102	64
United States	1,308	1,346
Rest of World	621	661
	2,031	2,071

For the purposes of the above table, non-current assets comprise goodwill and other intangible assets, property, plant and equipment, right-of-use assets, investments in associates, non-current other receivables, non-current contract costs and non-current contract assets. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.

3. Revenue
Disaggregation of revenue

Year ended 31 December 2022	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	861	215	71	–	1,147
Incentive management fees	18	69	16	–	103
Central revenue	–	–	–	199	199
Revenue from fee business	879	284	87	199	1,449
Revenue from owned, leased and managed lease hotels	126	268	–	–	394
	1,005	552	87	199	1,843
System Fund revenues (note 32)					1,217
Reimbursement of costs					832
Total revenue					**3,892**

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	683	120	91	–	894
Incentive management fees	8	29	25	–	62
Central revenue	–	–	–	197	197
Revenue from fee business	691	149	116	197	1,153
Revenue from owned, leased and managed lease hotels	83	154	–	–	237
	774	303	116	197	1,390
System Fund revenues (note 32)					928
Reimbursement of costs					589
Total revenue					2,907

Notes to the Group Financial Statements continued

3. Revenue continued

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	452	93	61	–	606
Incentive management fees	5	14	16	–	35
Central revenue	–	–	–	182	182
Revenue from fee business	457	107	77	182	823
Revenue from owned, leased and managed lease hotels	55	114	–	–	169
	512	221	77	182	992
System Fund revenues (note 32)					765
Reimbursement of costs					637
Total revenue					2,394

Contract balances

	2022 $m	2021 $m
Trade receivables (note 17)	493	399
Contract assets	367	346
Deferred revenue	(1,724)	(1,613)

Contract assets

	2022 $m	2021 $m
At 1 January	346	336
Additions	70	45
Recognised as a deduction to revenue	(32)	(35)
Impairment charges (note 6)	(5)	–
Impairment reversals (note 6)	3	–
Repayments	(3)	(1)
Exchange and other adjustments	(12)	1
At 31 December	367	346

Analysed as:		
Current	31	30
Non-current	336	316
	367	346

The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

At 31 December 2022, the maximum exposure remaining under performance guarantees was $75m (2021: $85m).

3. Revenue continued
Deferred revenue

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2021	1,245	55	166	103	1,569
Increase in deferred revenue	384	–	19	45	448
Recognised as revenue	(337)	(11)	(22)	(35)	(405)
Exchange and other adjustments	–	–	–	1	1
At 31 December 2021	1,292	44	163	114	1,613
Increase in deferred revenue	**532**	**–**	**27**	**44**	**603**
Recognised as revenue	**(413)**	**(11)**	**(23)**	**(44)**	**(491)**
Exchange and other adjustments	**–**	**–**	**–**	**(1)**	**(1)**
At 31 December 2022	**1,411**	**33**	**167**	**113**	**1,724**
Analysed as:					
Current	**584**	**11**	**23**	**63**	**681**
Non-current	**827**	**22**	**144**	**50**	**1,043**
	1,411	**33**	**167**	**113**	**1,724**
At 31 December 2021:					
Current	535	11	21	50	617
Non-current	757	33	142	64	996
	1,292	44	163	114	1,613

This table does not include amounts which were received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.

Loyalty programme revenues, shown gross in the table above, are presented net of the corresponding redemption cost in the Group income statement.

Other deferred revenue includes technical service fees and guest deposits received by owned, leased and managed lease hotels.

Transaction price allocated to remaining performance obligations
The expected timing of recognition of amounts received and not yet recognised relating to performance obligations that were unsatisfied at the year end are as follows:

	2022			2021		
	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m
Less than one year	**595**	**86**	**681**	546	71	617
Between one and two years	**339**	**46**	**385**	406	45	451
Between two and three years	**199**	**32**	**231**	155	33	188
Between three and four years	**114**	**27**	**141**	98	25	123
Between four and five years	**70**	**22**	**92**	53	22	75
More than five years	**127**	**67**	**194**	78	81	159
	1,444	**280**	**1,724**	1,336	277	1,613

Contract costs

	2022 $m	2021 $m
At 1 January	**77**	75
Costs incurred	**13**	11
Charged to income statement	**(8)**	(9)
Exchange and other adjustments	**(2)**	–
At 31 December	**80**	77
Analysed as:		
Current	**5**	5
Non-current	**75**	72
	80	77

Notes to the Group Financial Statements continued

4. Staff costs and Directors' remuneration
Staff costs and average number of employees

Staff costs	2022 $m	2021 $m	2020 $m
Wages and salaries	1,604	1,315	1,233
Social security costs	117	86	86
Pension and other post-retirement benefits:			
Defined benefit plans (note 26)	2	2	3
Defined contribution plans	53	41	36
	1,776	1,444	1,358
Analysed as:			
Costs borne by IHG[a]	646	569	500
Costs borne by the System Fund[b]	341	304	242
Costs reimbursed	789	571	616
	1,776	1,444	1,358

[a] In 2022, includes $1m classified as exceptional relating to the costs of ceasing operations in Russia. In 2020, included $27m classified as exceptional relating to reorganisation programmes.

[b] In 2020, included $20m relating to the 2020 corporate reorganisation programme.

Staff costs are presented net of government support income of $5m (2021: $23m, 2020: $36m). $nil (2021: $12m, 2020: $28m) relates principally to employee costs at certain of the Group's leased hotels and $5m (2021: $11m, 2020: $8m) relates to support received in the form of tax credits which relate to the Group's corporate office presence in certain countries. There are no unfulfilled conditions or other contingencies attached to these grants.

Monthly average number of employees, including part-time employees	2022	2021	2020
Employees whose costs are borne by IHG:			
Americas	1,556	1,481	1,931
EMEAA	3,711	2,808	4,088
Greater China	336	299	314
Central	1,444	1,425	1,813
	7,047	6,013	8,146
Employees whose costs are borne by the System Fund	5,655	4,508	4,686
Employees whose costs are reimbursed	13,178	11,807	15,980
	25,880	22,328	28,812

Directors' remuneration

	2022 $m	2021 $m	2020 $m
Base salaries, fees, annual performance payments and benefits	7.9	8.4	4.2

 More detailed information on the remuneration including pensions, share awards and shareholdings for each Director is shown in the Directors' Remuneration Report on pages 127 and 134. In addition, amounts received or receivable under long-term incentive schemes are shown on page 127.

5. Auditor's remuneration

	2022 $m	2021 $m	2020 $m
Audit of the Financial Statements	6	4	4
Audit of subsidiaries	2	3	3
Other assurance services	1	1	1
	9	8	8
Under SEC regulations analysed as:			
Audit	8	7	7
Other audit-related	1	1	1
	9	8	8

In 2022 and 2021, auditor's remuneration was paid to PricewaterhouseCoopers LLP; in 2020 auditor's remuneration was paid to Ernst & Young LLP.

6. Exceptional items

	Note	2022 $m	2021 $m	2020 $m
Cost of sales:				
Derecognition of right-of-use assets and lease liabilities	(a)(k)	–	–	22
Gain on lease termination	(b)	–	–	30
Provision for onerous contractual expenditure	(k)	–	–	(10)
Reorganisation costs	(c)(k)	–	–	(8)
		–	–	34
Administrative expenses:				
Costs of ceasing operations in Russia	(d)	(12)	–	–
Commercial litigation and disputes	(e)	(28)	(25)	(5)
Reorganisation costs	(c)	–	–	(19)
Integration costs	(f)	–	–	(6)
		(40)	(25)	(30)
Share of losses of associate	(g)	(60)	–	–
Impairment loss on financial assets	(h)	–	–	(48)
Other net impairment reversals/(charges):				
Management agreements – charge	12	–	–	(48)
– reversal	12	12	–	–
Property, plant and equipment – charge	13, (k)	(10)	–	(90)
– reversal	(k)	3	–	–
Right-of-use assets – charge	13	(2)	–	(16)
– reversal	14	2	–	–
Associates – charge	15	–	(4)	(19)
– reversal	15	2	–	–
Contract assets – charge	(i)	(5)	–	(53)
– reversal	(i)	3	–	–
		5	(4)	(226)
Operating exceptional items		**(95)**	(29)	(270)
Financial expenses	(j)	**–**	–	(14)
Fair value gains on contingent purchase consideration	(k)	**–**	–	21
Exceptional items before tax		**(95)**	(29)	(263)
Tax on exceptional items	(l)	26	3	52
Exceptional tax	(m)	–	26	–
Tax		**26**	29	52
Operating exceptional items analysed as:				
Americas		(46)	(22)	(118)
EMEAA		(49)	(7)	(128)
Greater China		–	–	(5)
Central		–	–	(19)
		(95)	(29)	(270)

The above items are defined by management as exceptional as further described on page 161.

Notes to the Group Financial Statements continued

6. Exceptional items continued

(a) Derecognition of right-of-use assets and lease liabilities
Related to right-of-use assets ($49m) and lease liabilities ($71m) associated with the UK portfolio and German leases which were derecognised following a reassessment of the leases as fully variable. The net gain of $22m was presented as exceptional due to the size of the derecognised assets and liabilities.

(b) Gain on lease termination
Related to the termination of the InterContinental San Juan lease, which was part of the Service Properties Trust ('SVC') portfolio. The right-of-use assets ($60m) and lease liabilities ($90m) associated with this hotel were derecognised, resulting in a net gain of $30m, which was presented as exceptional due to the value of the assets and liabilities derecognised and for consistency with the impairments of other assets related to the SVC portfolio.

(c) Reorganisation costs
Related to the UK portfolio, other owned and leased hotels and a corporate reorganisation reflecting the reassessment of near-term priorities and the resources needed to support reduced levels of demand. An additional $20m related to the corporate restructuring was charged to the System Fund.

These charges were presented as exceptional as they related to a significant programme carried out in response to the impacts of Covid-19 which does not reflect normal, ongoing costs of the business.

(d) Costs of ceasing operations in Russia
On 27 June 2022, the Group announced it was in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts are presented as exceptional due to the nature of the war in Ukraine which has driven the Group's response.

(e) Commercial litigation and disputes
From time to time, the Group is subject to legal proceedings, the ultimate outcome of each is always subject to many uncertainties inherent in litigation. The provision for commercial litigation and disputes as at 31 December 2022 principally relates to the EMEAA region and includes the following uncertainties: timing of resolution, quantum of legal costs, quantum of interest and, in one case, the likelihood of the Group's appeal against an adverse opinion. Further information usually required by IAS 37 is not disclosed as such disclosure could prejudice seriously the outcome.

In 2021, related to the agreed costs to settle two commercial disputes, $18m in the Americas region and $7m in the EMEAA region.

In 2020, related to the agreed cost of settlement of $14m in the EMEAA region, offset by a partial release in the Americas region.

These costs are presented as exceptional reflecting (i) quantum, (ii) the nature of the disputes, and (iii) in respect of releases, consistency with prior years.

(f) Integration costs
Related to the integration of Six Senses into the operations of the Group. Costs were presented as exceptional reflecting the fact that the acquisition of Six Senses is not a recurring event.

(g) Share of losses of associate
As part of an agreed settlement of the 2021 Americas commercial dispute in relation to the Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group's current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group's investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. Should the hotel property increase in value in future periods, such revaluation gains will be attributed first to the Group up to the amount of the additional share of expenses; this would be reflected first as a reduction of the liability and subsequently as a trigger for impairment reversal of the associate. This charge is presented as exceptional by reason of its size and the nature of the agreement.

(h) Impairment loss on financial assets
Comprised $33m and $15m related to SVC and other trade deposits and loans respectively. The impairment losses were presented as exceptional as they related to the termination of a significant portfolio of over 100 management agreements and to significant changes in credit risk on other trade deposits and loans as a result of Covid-19.

(i) Impairment charge/reversals on contract assets
In 2022, the $5m charge relates to key money pertaining to managed and franchised hotels in Russia. The $3m reversal relates to impairments originally recorded in 2020 and arises as a result of the improved financial position of owners or performance of the related hotels.

In 2020, related primarily to deposits made to SVC of $33m. The remaining impairment of $20m related to key money and performance guarantee payments on individual properties which were tested with reference to future franchise and management fees.

These costs are presented as exceptional consistently with (d) and (h) above and, in respect of releases, consistently with the treatment applied in prior years.

(j) Financial expenses
In 2020, management undertook actions to strengthen liquidity and extend the maturity profile of the Group's debt. The Group issued a tender offer for its £400m 3.875% 2022 bonds resulting in a repayment of £227m and concurrently issued €500m 1.625% 2024 bonds and £400m 3.375% 2028 bonds. The exceptional charge included the premium on repayment and associated write-off of fees and discount. The charge was presented as exceptional primarily due to the size of the charge as well as the nature of the refinancing which was driven by increased liquidity requirements resulting from Covid-19.

6. Exceptional items continued

(k) Exceptional items relating to the UK portfolio

Included within exceptional items are the following items relating to the UK portfolio:

	2022 $m	2021 $m	2020 $m
Cost of sales:			
Derecognition of right-of-use assets and lease liabilities	–	–	18
Provision for onerous contractual expenditure	–	–	(10)
Reorganisation costs	–	–	(4)
	–	–	4
Other net impairment reversals/(charges):			
Property, plant and equipment	3	–	(50)
	3	–	(50)
Operating exceptional items	3	–	(46)
Fair value gains on contingent purchase consideration	–	–	21
Exceptional items before tax	3	–	(25)

In 2022, the Group agreed to restructure the UK portfolio leases (see note 14) resulting in a reversal of previous impairment of property, plant and equipment.

In 2020, the UK portfolio experienced hugely challenging trading conditions as a result of Covid-19, with all hotels within the portfolio closing for extended periods and experiencing historically low occupancies during periods of temporary reopenings. The following exceptional items were recorded:

- The right-of-use asset ($22m) and lease liability ($40m) relating to the UK portfolio were derecognised as a result of the re-estimation of the 'in-substance fixed' rent payable under the leases, resulting in a gain of $18m; from 2020 the leases were considered to be fully variable.
- A $10m provision was recognised to the extent the costs of contractual expenditure committed under the hotel leases exceeded the future economic benefits expected to be received under the leases.
- A total cost of $4m to restructure hotel operations in response to the impact of Covid-19 on hotel occupancy and revenues.
- Impairment of property, plant and equipment (see note 13).
- A fair value gain on contingent purchase consideration (see note 24).

(l) Tax on exceptional items

The tax impacts of the exceptional items are shown in the table below:

	2022 Current tax $m	2022 Deferred tax $m	2021 Current tax $m	2021 Deferred tax $m	2020 Current tax $m	2020 Deferred tax $m
Derecognition of right-of-use assets and lease liabilities	–	–	–	–	–	(4)
Provision for onerous contractual expenditure	–	–	–	–	–	2
Reorganisation costs	–	–	–	–	3	2
Costs of ceasing operations in Russia	3	–	–	–	–	–
Commercial litigation and disputes	8	(2)	–	4	–	–
Integration costs	–	–	–	–	1	–
Share of losses of associate	15	–	–	–	–	–
Impairment loss on financial assets	–	–	–	–	4	2
Other net impairment reversals/(charges)	1	(5)	–	1	6	37
Financial expenses	–	–	–	–	–	3
Fair value gains on contingent purchase consideration	–	–	–	–	–	(4)
Adjustments in respect of prior years[a]	6	–	(2)	–	–	–
	33	(7)	(2)	5	14	38
Total current and deferred tax		26		3		52

[a] In 2022, relates to the release of tax contingencies no longer needed; one of these was as a result of the closure of a tax audit of the 2014 US federal income tax return. In 2021, the tax charge related to the same audit.

Notes to the Group Financial Statements continued

6. Exceptional items continued

(m) Exceptional tax

Related to the enactment of a change to the UK rate of corporate income tax from 19% to 25%, effective 1 April 2023. The change resulted in the re-measurement of those UK deferred tax assets and liabilities which are forecast to be utilised or crystallise after this effective date, using the higher tax rate. A further credit of $4m was recorded within the Group statement of comprehensive income in respect of movements in deferred tax assets and liabilities originally recorded there. The value attributable to unrecognised deferred tax assets increased by $34m as a result of the rate change; this had no impact on the reported tax charge.

7. Financial income and expenses

	2022 $m	2021 $m	2020 $m
Financial income			
Financial income on deposits and money market funds	17	2	2
Interest income on loans and other assets	5	6	2
	22	8	4
Financial expenses			
Interest expense on external borrowings	92	109	102
Interest expense on lease liabilities	29	29	37
Capitalised interest	–	–	(1)
Unwind of discount on deferred purchase consideration	–	1	1
Foreign exchange gains	(10)	–	–
Other charges	7	8	5
	118	147	144
Analysed as:			
Financial expenses before exceptional items	118	147	130
Exceptional financial expenses (note 6)	–	–	14
	118	147	144

Financial income comprises $12m (2021: $8m, 2020: $4m) relating to financial assets held at amortised cost and $10m (2021: $nil, 2020: $nil) relating to assets held at FVTPL.

Interest expense on external borrowings and unwind of discount on deferred purchase consideration relate to financial liabilities which are held at amortised cost. Other charges includes bank charges and non-bank interest expense.

In 2022, $15m (2021: $1m, 2020: $3m) was payable to the IHG One Rewards loyalty programme relating to interest on the accumulated balance of cash received in advance of the consumption of points awarded. The expense and corresponding System Fund interest income are eliminated within financial expenses. On a net basis, financial income and expenses includes $1m (2021: $2m, 2020: $nil) of other interest which is also attributable to the System Fund.

 Net interest payable as calculated for bank covenants can be found on page 201.

8. Tax
Tax on profit/(loss)

	United Kingdom			Other jurisdictions			Total		
	2022 $m	2021 $m	2020 $m	**2022 $m**	2021 $m	2020 $m	**2022 $m**	2021 $m	2020 $m
Current tax									
Current period	**6**	1	–	**177**	138	43	**183**	139	43
Benefit of tax reliefs on which no deferred tax previously recognised	**–**	–	–	**–**	–	(2)	**–**	–	(2)
Adjustments in respect of prior periods	**(2)**	–	(2)	**(5)**	4	(5)	**(7)**	4	(7)
	4	1	(2)	**172**	142	36	**176**	143	34
Deferred tax									
Origination and reversal of temporary differences	**(1)**	(7)	(12)	**(6)**	(14)	(23)	**(7)**	(21)	(35)
Changes in tax rates and tax laws	**–**	(25)	(7)	**–**	–	(1)	**–**	(25)	(8)
Adjustments to estimated recoverable deferred tax assets[a]	**(2)**	2	(14)	**–**	–	–	**(2)**	2	(14)
Reduction in deferred tax expense by previously unrecognised tax assets	**–**	–	–	**–**	–	(1)	**–**	–	(1)
Adjustments in respect of prior periods	**2**	1	(1)	**(5)**	(4)	5	**(3)**	(3)	4
	(1)	(29)	(34)	**(11)**	(18)	(20)	**(12)**	(47)	(54)
Income tax charge/(credit) for the year	**3**	(28)	(36)	**161**	124	16	**164**	96	(20)
Analysed as tax relating to:									
Profit before exceptional items and foreign exchange gains[b]	**11**	(2)	(24)	**183**	127	56	**194**	125	32
Foreign exchange gains (note 7)	**–**	–	–	**(4)**	–	–	**(4)**	–	–
Exceptional items:									
Tax on exceptional items (note 6)	**(8)**	–	(12)	**(18)**	(3)	(40)	**(26)**	(3)	(52)
Exceptional tax (note 6)	**–**	(26)	–	**–**	–	–	**–**	(26)	–
	3	(28)	(36)	**161**	124	16	**164**	96	(20)

[a] Represents a reassessment of the recovery of deferred taxes in line with the Group's profit forecasts.

[b] 'Other jurisdictions' includes $151m (2021: $115m, 2020: $41m) in respect of US taxes.

Notes to the Group Financial Statements continued

8. Tax continued
Reconciliation of tax charge

	Total 2022 %	Total 2021 %	Total 2020 %	Before exceptional items, foreign exchange gains and System Fund 2022 %	Before exceptional items, foreign exchange gains and System Fund 2021 %	Before exceptional items, foreign exchange gains and System Fund 2020 %
Tax at UK rate	19.0	19.0	19.0	19.0	19.0	19.0
Tax credits	(0.1)	(0.1)	0.5	(0.1)	(0.1)	(1.7)
System Fund[a]	3.1	0.4	(6.6)	(0.4)	(0.1)	(1.1)
Foreign exchange gains (note 7)	(0.9)	–	–	–	–	–
Other permanent differences[b]	0.5	1.4	(4.2)	0.4	1.2	12.1
Non-recoverable foreign taxes	3.5	3.5	(5.1)	2.5	3.1	16.9
Net effect of different rates of tax[c]	6.3	6.8	(4.5)	5.6	6.9	18.9
Effect of changes in UK tax rates and laws[d]	–	(7.0)	2.4	–	–	(7.9)
Effect of changes in other tax rates and laws	0.1	–	0.5	–	–	(1.7)
Reduction in current tax expense by previously unrecognised deferred tax assets	–	(0.1)	0.7	–	(0.1)	(2.4)
Items on which deferred tax arose but where no deferred tax is recognised[e]	1.2	2.0	(1.9)	0.4	1.3	5.1
Effect of adjustments to estimated recoverable deferred tax assets[f]	(0.4)	0.5	5.1	(0.3)	0.4	(16.9)
Reduction in deferred tax expense by previously unrecognised deferred tax assets	–	–	0.3	–	–	–
Adjustment to tax charge in respect of prior periods	(1.9)	0.2	0.9	(0.5)	(0.4)	(2.7)
	30.4	26.6	7.1	26.6	31.2	37.6

[a] The System Fund is, in general, not subject to taxation.

[b] Before exceptional items, foreign exchange gains and System Fund includes (0.8) percentage points (2021: (0.6) percentage points, 2020: (1.2) percentage points) in respect of the US Foreign-derived intangible income regime.

[c] Before exceptional items, foreign exchange gains and System Fund includes 5.5 percentage points (2021: 6.7 percentage points, 2020: 18.9 percentage points) driven by the relatively high blended US rate, which includes US Federal and State taxes as well as Base Erosion and Anti-Avoidance Tax ('BEAT'). In 2020, the lower profitability resulted in a large impact of BEAT, and the trading results in the year led to a higher proportion of the Group's profit being taxed in the US.

[d] In 2021, the UK Government enacted an increase to the UK rate of Corporation Tax from 19% to 25%. In 2020, the UK Government reversed a previously enacted drop to the UK rate of Corporation Tax.

[e] Predominantly in respect of losses arising in the year.

[f] In 2020, the Group simplified its Group structure which led to an increase to existing deferred tax assets within the UK.

A reconciliation between total tax rate and tax rate excluding the impact of foreign exchange gains, exceptional items and System Fund is shown below:

	2022 Profit before tax $m	2022 Tax $m	2022 Rate %	2021 Profit before tax $m	2021 Tax $m	2021 Rate %	2020 (Loss)/ profit before tax $m	2020 Tax $m	2020 Rate %
Group income statement	540	164	30.4	361	96	26.6	(280)	(20)	7.1
Adjust for:									
Exceptional items (note 6)	95	26		29	29		263	52	
Foreign exchange gains (note 7)	(10)	4		–	–		–	–	
System Fund	105	–		11	–		102	–	
	730	194	26.6	401	125	31.2	85	32	37.6

 Information concerning Non-GAAP measures can be found in the Strategic Report.

Factors that may affect the future tax charge

Many factors will affect the Group's future tax rate, the main ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.

Worldwide tax reform continues, notably for the Group with the OECD's proposals in connection with the 'Pillar 2' Global Anti-Base Erosion Rules. At the balance sheet date, no country has substantively enacted legislation to fully implement Pillar 2. The Group expects further guidance and detailed legislation to be published in 2023 and will continue to assess potential impacts.

8. Tax continued

Tax paid

Total tax paid (net of refunds) is entirely in respect of operating activities. This comprises taxes paid directly by Group entities to taxing authorities and taxes withheld at source in respect of fees payable to the Group. Taxes withheld at source are paid by hotel owners to their local taxing authorities on behalf of the Group. The table below shows the territories to whom taxes are directly paid by the Group which exceed $5m in the current or comparative periods, in addition to the UK, the Group's headquarter jurisdiction. The year-on-year increases are predominantly driven by corresponding increases to Group profitability and refunds received in 2020 and 2021 in respect of earlier periods.

	2022 $m	2021 $m	2020 $m
China[a]	10	3	6
UK	3	(2)	2
USA[b]	165	68	–
Other jurisdictions	11	1	20
	189	70	28
Taxes withheld at source	22	16	13
Tax paid per cash flow	211	86	41

[a] Tax payments are typically based upon the previous year's profits.

[b] Includes refunds in respect of earlier periods of $nil (2021: $15m, 2020: $24m).

A reconciliation of tax paid to the total current tax charge in the Group income statement is as follows:

	2022 $m	2021 $m	2020 $m
Current tax charge in the Group income statement	176	143	34
Current tax (credit)/charge in the Group statement of comprehensive income	(2)	–	1
Total current tax charge	174	143	35
Movements to tax contingencies[a]	10	(4)	8
Timing differences of cash tax paid and foreign exchange differences[b]	27	(53)	(2)
Tax paid per cash flow	211	86	41

[a] Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlements of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge.

[b] 2021 included $20m of refunds in respect of earlier years, $12m of other receivables which have been allocated to payments that otherwise would have been due and $28m of payments due in 2022.

Notes to the Group Financial Statements continued

8. Tax continued
Deferred tax

	Property, plant, equipment and software $m	Application fees $m	Deferred gains on loan notes[a] $m	Associates $m	Losses[b] $m	Employee benefits $m	Deferred compensation $m	Expected credit losses on trade receivables $m	Intangible assets excluding software[c] $m	Other short-term temporary differences[c,d] $m	Total $m
At 1 January 2021	(95)	42	(34)	(57)	61	34	42	22	(4)	7	18
Group income statement	15	(2)	–	2	21	4	6	(1)	(12)	14	47
Group statement of comprehensive income	–	–	–	–	4	–	–	–	–	(15)	(11)
Group statement of changes in equity	–	–	–	–	–	2	–	–	–	–	2
Exchange and other adjustments	(1)	–	–	–	(2)	(1)	–	(1)	–	3	(2)
At 31 December 2021	(81)	40	(34)	(55)	84	39	48	20	(16)	9	54
Group income statement	32	1	–	(4)	5	1	4	(5)	(21)	(1)	12
Group statement of comprehensive income	–	–	–	–	(1)	(6)	–	–	–	8	1
Group statement of changes in equity	–	–	–	–	–	1	–	–	–	–	1
Exchange and other adjustments	(4)	–	–	–	(9)	(3)	–	(1)	(3)	–	(20)
At 31 December 2022	(53)	41	(34)	(59)	79	32	52	14	(40)	16	48

[a] Expected to become due in 2025.

[b] Wholly in respect of revenue losses.

[c] The above table has been re-presented in order that no balances exceeding $20m are contained within 'Other short-term temporary differences'.

[d] Primarily in respect of contract costs, right-of-use assets, lease liabilities and expenses for which tax relief has not yet been obtained.

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so and an analysis of the deferred tax balance showing all territories with balances greater than $10m in either the current or prior year are as follows:

	2022 $m	2021 $m
Deferred tax assets	126	147
Deferred tax liabilities	(78)	(93)
	48	54

Analysed as:		
United Kingdom	109	127
United States	(73)	(87)
Other	12	14
	48	54

A deferred tax asset of $107m (2021: $120m) has been recognised in legal entities which have made a loss in the current or the previous year. Of this, $102m (2021: $114m) is within the UK tax group and predominantly represents revenue tax losses and future tax deductions for amortisation.

Additional UK deferred tax assets of $7m (2021: $13m) are recognised in legal entities which were profitable in both the current and previous years.

Recoverability of UK deferred tax assets
The Group has recognised UK deferred tax assets of $109m (2021: $127m), including revenue losses of $73m (2021: $73m). The deferred tax assets have been recognised following the consideration of both positive and negative evidence in respect of the probability of future taxable profits against which the assets could be recovered. The losses have arisen by identifiable non-recurring events, for example special contributions into a former Group pension scheme and the impact of Covid-19, absent which, the UK tax group would have been profitable. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. The UK deferred tax asset should reverse over a seven- to ten-year period (2021: seven- to ten-year period), with the lower end of this range based on the Group's Base Case forecast (see page 157 within 'Going concern') and the upper end of the range based on the Group's Severe Downside Case forecast.

8. Tax continued

The Group's TCFD disclosures describe how physical and transitional climate risks present both risks and opportunities for IHG. The potential downside risk has been considered in the context of the UK deferred tax asset recoverability, without taking account of opportunities or mitigating actions, and could be absorbed within the sensitivities disclosed above.

Unrecognised deferred tax assets

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against existing deferred tax liabilities or against future profits or gains.

The total unrecognised deferred tax position is as follows:

	Gross		Unrecognised deferred tax	
	2022 $m	2021 $m	2022 $m	2021 $m
Revenue losses	430	458	78	87
Capital losses	549	551	138	138
	979	1,009	216	225
Tax credits	25	10	25	10
Other[a]	31	16	8	3
	1,035	1,035	249	238

[a] Primarily relates to costs incurred for which tax relief has not been obtained.

There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

	Gross		Unrecognised deferred tax	
Expiry date	2022 $m	2021 $m	2022 $m	2021 $m
2022	–	10	–	3
2023	1	2	–	–
2024	4	4	1	1
2025[a]	9	100	1	25
2026	18	13	4	2
2027	3	–	–	–
2028	–	6	–	2
2029	10	10	10	10
After 2029	18	2	16	1

[a] Following a change in law, $91m of losses will no longer expire, but they continue to remain unrecognised as the Group does not anticipate being able to offset them against future profits.

Unprovided deferred tax liabilities

No deferred tax liability has been provided in respect of $0.5bn (2021: $0.4bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains).

Uncertain tax positions

Current tax payable includes $9m (2021: $24m) in respect of uncertain tax positions, with the largest single item not exceeding $3m (2021: $10m). There are no amounts recognised in relation to uncertain tax positions within deferred tax in either the current or prior year.

The Group's most material territories for tax are the USA and the UK and the Group carries provisions of $3m (2021: $13m) in respect of US federal and state tax uncertainties and $nil (2021: $2m) in respect of UK Corporation Tax uncertainties.

In the USA, the Internal Revenue Service ('IRS') has the right to commence a routine audit of a federal income tax return for up to three years following the filing of the return. In December 2022, the Group agreed the 2014 return which will result in federal and state tax outflows in 2023 of $5m and a further $3m in respect of interest. Surplus tax provisions related to this period of $4m have been released within tax in the Group income statement. Following 31 December 2022, the IRS confirmed the 2015 and 2016 periods are also closed. The Group has therefore now agreed all federal tax returns up to and including 2017.

In the UK, HM Revenue and Customs ('HMRC') has the right to commence a routine audit of a UK Corporation Tax return for up to 12 months following the filing of the return. The Group has agreed all UK tax returns for periods up to and including 2015, and for 2020. The Group received a single question from HMRC in respect of the 2016 period in 2019, to which a response was provided also in 2019. Following 31 December 2022, the Group received a request for further information but still considers the risk of material adjustment to be low. In addition, a transfer pricing audit was initiated by HMRC in September 2019 in respect of 2017 onwards. In December 2022, the Group reached verbal agreement with HMRC that no adjustments to the filed returns were necessary and the Group expects to receive formal agreement of the closure of the 2017 to 2019 periods in early 2023. The Group has provisions of $nil (2021: $2m) in respect of UK Corporation Tax uncertainties.

Notes to the Group Financial Statements continued

9. Dividends

	2022		2021		2020	
Paid during the year	**cents per share**	**$m**	cents per share	$m	cents per share	$m
Final (declared for previous year)	**85.9**	**154**	–	–	–	–
Interim	**43.9**	**79**	–	–	–	–
	129.8	**233**	–	–	–	–

The final dividend in respect of 2022 of 94.5¢ per ordinary share (amounting to $165m) is proposed for approval at the AGM on 5 May 2023.

10. Earnings/(loss) per ordinary share

Basic earnings/(loss) per ordinary share	**2022**	2021	2020
Profit/(loss) available for equity holders ($m)	**375**	266	(260)
Basic weighted average number of ordinary shares (millions)	**181**	183	182
Basic earnings/(loss) per ordinary share (cents)	**207.2**	145.4	(142.9)

Diluted earnings/(loss) per ordinary share			
Profit/(loss) available for equity holders ($m)	**375**	266	(260)
Diluted weighted average number of ordinary shares (millions)	**182**	184	182
Diluted earnings/(loss) per ordinary share (cents)	**206.0**	144.6	(142.9)

Basic and diluted share denominators are calculated as follows:

	2022 millions	2021 millions	2020 millions
Weighted average number of ordinary shares in issue	**187**	187	187
Weighted average number of treasury shares	**(6)**	(4)	(5)
Basic weighted average number of ordinary shares	**181**	183	182
Dilutive potential ordinary shares	**1**	1	–
Diluted weighted average number of ordinary shares	**182**	184	182

On 9 August 2022, the Company announced a $500m share buyback which commenced on the same day (see note 28). This share repurchase represents a reduction in share capital with a corresponding change in resources hence earnings per share has not been restated for prior periods.

11. Assets and liabilities sold

In 2021, three hotels in the Americas region were sold. Total cash consideration of $46m was received with no gain or loss arising after charging disposal costs. Net assets of $44m disposed comprised $45m property, plant and equipment and $2m right-of-use assets, less $3m lease liabilities. The net cash inflow arising was $44m.

In 2020, the Group sold one hotel in EMEAA, the Holiday Inn Melbourne Airport. Total consideration of $2m was received with a total gain, net of disposal costs, of $3m. The gain was included in other operating income in the Group income statement.

12. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m
Cost						
At 1 January 2021	537	439	886	122	25	2,009
Additions	–	–	32	–	1	33
Disposals	–	–	(40)	–	–	(40)
Exchange and other adjustments	(5)	–	–	–	–	(5)
At 31 December 2021	532	439	878	122	26	1,997
Additions	**–**	**–**	**46**	**–**	**–**	**46**
Fully amortised assets written off	**–**	**–**	**(94)**	**–**	**–**	**(94)**
Disposals	**(8)**	**–**	**–**	**–**	**–**	**(8)**
Exchange and other adjustments	**(11)**	**–**	**(5)**	**–**	**–**	**(16)**
At 31 December 2022	**513**	**439**	**825**	**122**	**26**	**1,925**
Amortisation and impairment						
At 1 January 2021	(191)	–	(402)	(112)	(11)	(716)
Provided	–	–	(30)	(1)	(1)	(32)
System Fund expense	–	–	(82)	–	(1)	(83)
Disposals	–	–	28	–	–	28
Exchange and other adjustments	–	–	1	–	–	1
At 31 December 2021	(191)	–	(485)	(113)	(13)	(802)
Provided	**–**	**–**	**(20)**	**–**	**(3)**	**(23)**
System Fund expense	**–**	**–**	**(78)**	**–**	**(1)**	**(79)**
Impairment reversal	**–**	**–**	**–**	**12**	**–**	**12**
Fully amortised assets written off	**–**	**–**	**94**	**–**	**–**	**94**
Disposals	**8**	**–**	**–**	**–**	**–**	**8**
Exchange and other adjustments	**5**	**–**	**3**	**–**	**1**	**9**
At 31 December 2022	**(178)**	**–**	**(486)**	**(101)**	**(16)**	**(781)**
Net book value						
At 31 December 2022	**335**	**439**	**339**	**21**	**10**	**1,144**
At 31 December 2021	341	439	393	9	13	1,195
At 1 January 2021	346	439	484	10	14	1,293

Goodwill and brands

Brands

Brands relate to the acquisitions of Kimpton ($193m), Regent ($57m) and Six Senses ($189m). They are each considered to have an indefinite life given their strong brand awareness and reputation, and management's commitment to continued investment in their growth. The brands are protected by trademarks and there are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of the brands. In the hotel industry there are a number of brands that have existed for many years and IHG has brands that are over 60 years old.

Allocation of goodwill and brands to CGUs

	At 1 January 2021 $m	Exchange adjustments $m	At 31 December 2021 $m	Exchange adjustments $m	At 31 December 2022 $m	Analysed as:	
						Goodwill $m	**Brands $m**
Americas (group of CGUs)	421	(2)	419	–	**419**	**132**	**287**
EMEAA (group of CGUs)	339	(2)	337	**(6)**	**331**	**195**	**136**
Greater China	25	(1)	24	–	**24**	**8**	**16**
	785	(5)	780	**(6)**	**774**	**335**	**439**

Notes to the Group Financial Statements continued

12. Goodwill and other intangible assets continued

The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumptions are RevPAR growth (detailed on page 157 within 'Going concern'), terminal growth rates and pre-tax discount rates. Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. Cash flow projections are discounted using pre-tax rates that are based on the Group's weighted average cost of capital and incorporate adjustments reflecting risks specific to the territory of the CGU.

The weighted average terminal growth rates and pre-tax discount rates are as follows:

	2022		2021	
	Terminal growth rate %	**Pre-tax discount rate %**	Terminal growth rate %	Pre-tax discount rate %
Americas	**1.9**	**13.7**	2.0	10.2
EMEAA	**2.5**	**16.2**	2.2	12.8
Greater China	**2.5**	**13.8**	2.5	12.6

The increase in discount rates in 2022 in Americas and EMEAA was primarily driven by increased equity risk premiums and long-term risk-free rates.

The recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying value such that no impairment has arisen. Assumptions were sensitised, including using the Downside Case scenario (detailed on page 157 within 'Going concern'), with no impairment arising reflecting the number of years of Base Case forecasts required to recover the carrying value.

Software

Software includes $190m relating to the development of the next-generation Guest Reservation System with Amadeus. Internally developed software with an original cost of $130m developed within the two phases of the project is being amortised over 10 years and seven years respectively, with six years remaining at 31 December 2022, reflecting the Group's experience of the long life of guest reservation systems and the initial term over which the Group is party to a technology agreement with Amadeus. The remaining project value relates to enhancements to existing systems as part of the project, which are amortised over five years.

In 2022 and 2021, no impairment was charged. In 2020, $4m impairment was charged to the System Fund.

A loss on disposal of software assets of $12m was recorded in 2021, relating to amounts previously capitalised in respect of costs incurred to implement cloud computing arrangements. These losses were recorded within depreciation and amortisation ($8m) and System Fund depreciation and amortisation ($4m) in the Group income statement.

Management agreements

Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 15 years (2021: 17 years).

2022 impairment reversal

The impairment reversal of $12m relates to the Kimpton management agreement portfolio in the Americas region and arises due to strong trading conditions in 2022 and significantly improved industry forecasts. The key assumption is RevPAR growth which is approximately in line with the Group forecast detailed on page 157. Cash flows beyond the five-year period are extrapolated using a 1.8% long-term growth rate that does not exceed the average long-term growth rates for the relevant market.

The portfolio was valued at value in use (which exceeded fair value less costs of disposal) using discounted cash flow techniques that measure the present value of projected post-tax income flows. The post-tax discount rate used was 10.8% (rate used for 2020 impairment: 8.4%); the pre-tax equivalent rate is 14.8%.

2020 impairment

Impairment of $48m related to the Kimpton ($5m), Regent ($2m) and Six Senses ($41m) management agreement portfolios acquired in 2015, 2018 and 2019 respectively. The key assumption was RevPAR growth which assumed a recovery to 2019 levels over a five-year period from 2021.

Contracts were valued at the higher of value in use and fair value less costs of disposal, using discounted cash flow techniques. Where the recoverable amount was measured at fair value, this was categorised as a Level 3 fair value measurement.

13. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost			
At 1 January 2021	208	322	530
Additions	–	17	17
Fully depreciated assets written off	–	(7)	(7)
Disposals	(103)	(29)	(132)
Exchange and other adjustments	–	(4)	(4)
At 31 December 2021	105	299	404
Additions	**15**	**42**	**57**
Fully depreciated assets written off	**–**	**(30)**	**(30)**
Disposals	**(7)**	**(5)**	**(12)**
Exchange and other adjustments	**(1)**	**(14)**	**(15)**
At 31 December 2022	**112**	**292**	**404**
Depreciation and impairment			
At 1 January 2021	(115)	(214)	(329)
Provided	(4)	(27)	(31)
System Fund expense	–	(4)	(4)
Fully depreciated assets written off	–	7	7
Disposals	66	21	87
Exchange and other adjustments	–	3	3
At 31 December 2021	(53)	(214)	(267)
Provided	**(3)**	**(17)**	**(20)**
System Fund expense	**–**	**(4)**	**(4)**
Impairment charge	**–**	**(10)**	**(10)**
Impairment reversal	**–**	**3**	**3**
Fully depreciated assets written off	**–**	**30**	**30**
Disposals	**4**	**5**	**9**
Exchange and other adjustments	**1**	**11**	**12**
At 31 December 2022	**(51)**	**(196)**	**(247)**
Net book value			
At 31 December 2022	**61**	**96**	**157**
At 31 December 2021	52	85	137
At 1 January 2021	93	108	201

The Group's property, plant and equipment mainly comprises buildings and leasehold improvements on 16 hotels (2021: 19 hotels), but also offices and computer hardware, throughout the world.

Net book value by operating segment

	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m
Land and buildings	53	1	–	7	61
Fixtures, fittings and equipment	33	5	–	58	96
	86	6	–	65	157

Impairment and impairment reversals

2022 impairment

An impairment charge of $10m was recognised in the year on property, plant and equipment relating to one hotel in the EMEAA region. A further $2m impairment of right-of-use assets was recognised in relation to the same hotel. The charge arises, and is classed as exceptional, due to recent cost inflation which is impacting operating costs but also the projected variable rent payments. The assets were measured at value in use, using a discounted cash flow approach which is based on the hotel's five-year plan. Cash flows beyond the five-year period were extrapolated using a long-term growth rate which does not exceed the long-term average growth rate for the relevant country. Estimated future cash flows were discounted at a pre-tax rate of 9.6%. The recoverable amount was $nil and the impairment charge is not sensitive to changes in assumptions.

Notes to the Group Financial Statements continued

13. Property, plant and equipment continued

2022 impairment reversal

Impairment reversals of $3m were recognised in relation to the UK portfolio (EMEAA region) and arose as a result of the renegotiation of contractual agreements, as described on page 190, enhancing the cash-generating potential of those hotels. The recoverable amount was measured at value in use, using a discounted cash flow forecast used to assess the new deal with rentals based on the agreed contractual terms. A pre-tax discount rate of 14.2% was applied (rate used for 2020 impairment: 10.1%).

In both impairment tests, hotel specific plans were used which use the RevPAR forecasts described on page 157 adjusted for factors specific to the individual property (such as revenue from food and beverage facilities and the impact of renovations on occupancy and rate).

2020 impairment

Impairment of $90m was recognised and a further $5m was recognised in the System Fund, comprising:

- $50m related to the UK portfolio. The recoverable amount was measured at value in use, using a discounted cash flow approach. The key assumptions were 2021 revenues and profits, and that the landlord would exercise a termination right such that the current leases would end in 2022.
- $35m related to three premium-branded hotels in North America which were sold in 2021 (see note 11).
- $3m related to three land sites held by the Group in the US which were measured at fair value. The sites were appraised by a professional external valuer using comparable sales data. Within the fair value hierarchy, this was categorised as a Level 3 measurement.
- $7m related to the US corporate headquarters. $5m of this impairment charge was borne by the System Fund.

14. Leases
Right-of-use assets

	Land and buildings $m	Investment property $m	Other $m	Total $m
Cost				
At 1 January 2021	617	–	4	621
Additions and other re-measurements	4	–	–	4
Terminations and disposals	(9)	–	(1)	(10)
Exchange and other adjustments	(5)	–	–	(5)
At 31 December 2021	607	–	3	610
Additions and other re-measurements	**40**	**–**	**–**	**40**
Transfers to investment property	**(50)**	**50**	**–**	**–**
Transfers to finance lease receivable	**(5)**	**–**	**–**	**(5)**
Terminations	**(9)**	**–**	**(1)**	**(10)**
Exchange and other adjustments	**(12)**	**–**	**–**	**(12)**
At 31 December 2022	**571**	**50**	**2**	**623**
Depreciation and impairment				
At 1 January 2021	(316)	–	(2)	(318)
Provided	(26)	–	(1)	(27)
System Fund expense	(3)	–	–	(3)
System Fund impairment reversal	3	–	–	3
Terminations and disposals	5	–	1	6
Exchange and other adjustments	3	–	–	3
At 31 December 2021	(334)	–	(2)	(336)
Provided	**(24)**	**–**	**(1)**	**(25)**
System Fund expense	**(3)**	**–**	**–**	**(3)**
Impairment charge	**(2)**	**–**	**–**	**(2)**
Impairment reversal	**2**	**–**	**–**	**2**
Transfers to investment property	**47**	**(47)**	**–**	**–**
Transfers to finance lease receivable	**3**	**–**	**–**	**3**
Terminations	**9**	**–**	**1**	**10**
Exchange and other adjustments	**8**	**–**	**–**	**8**
At 31 December 2022	**(294)**	**(47)**	**(2)**	**(343)**
Net book value				
At 31 December 2022	**277**	**3**	**–**	**280**
At 31 December 2021	273	–	1	274
At 1 January 2021	301	–	2	303

14. Leases continued

The Group's leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from 1-99 years. The weighted average lease term remaining on the Group's top eight leases (which comprise 95% (2021: 94%) of the right-of-use asset net book value) is 56 years (2021: 56 years). The InterContinental Boston lease, expiring in 2105, has a significant impact on this weighted average lease term; excluding this lease the weighted average lease term is 9 years (2021: 8 years). Undiscounted cash flows on the Boston lease of $3,233m (2021: $3,252m) represent 94% (2021: 94%) of the total undiscounted cash flows relating to lease liabilities.

Many of the Group's property leases contain extension or early termination options, which are used for operational flexibility. The lease agreement over the US corporate headquarters contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031 and there is no reasonable certainty the option will be exercised. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $289m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional 20-year terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.

Impairment and impairment reversals
2022 impairment
Details of the $2m impairment charge are contained in note 13.

2022 impairment reversal
Impairment reversals of $2m were recognised in relation to one hotel in the EMEAA region and arose due to improved recovery forecasts as well as strong 2022 trading. The asset was measured at value in use, using a discounted cash flow for the remaining five-year lease term. Estimated future cash flows were discounted at a pre-tax rate of 17.6%. The recoverable amount was $9m which represents the depreciated value of the original asset.

2021 impairment reversal
Impairment reversals of $3m were recognised in relation to the US corporate headquarters and arose as a result of contractual agreements to sublease or surrender certain areas for the remainder of the lease term, removing uncertainty over future cash flows for those areas.

The recoverable amount was measured at value in use, using a discounted cash flow based on the agreed contractual terms. A pre-tax discount rate of 9.5% was applied.

The impairment reversal was substantially all recognised in the System Fund in line with existing principles for cost allocation relating to this facility.

2020 impairment
Impairment of $16m was recognised and a further $32m was recognised in the System Fund, comprising:

- $5m related to one hotel in the EMEAA region, based on value in use calculations. Trading projections reflected a five-year RevPAR recovery period to 2019 levels.
- $43m related to the US corporate headquarters. Future sublease rentals were expected to be lower than the head lease rentals which, together with the impact of the expected time taken and costs incurred to sublet the space, resulted in an impairment. Of the $43m, $32m was borne by the System Fund in line with the principles for cost allocation relating to this facility with the remaining $11m recognised in the Americas region ($5m) and Central ($6m). An additional $7m was recorded in property, plant and equipment. The recoverable amount was measured at fair value less costs of disposal. This was equivalent to value in use given subletting the floors was considered to represent the highest and best use of the asset and so the cash flows were the same in both scenarios.

Lease liabilities
The majority of the Group's lease liabilities are discounted at incremental borrowing rates of up to 11%. The rate implicit in the InterContinental Boston lease was 9.7% and was derived from a valuation of the hotel at lease inception in 2006.

Currency	2022 $m	2021 $m
US dollars	363	374
Sterling	31	6
Euros	5	5
Other	28	34
	427	419
Analysed as:		
Current	26	35
Non-current	401	384
	427	419

The maturity analysis of lease liabilities is disclosed in note 23.

The Group's lease liability is not materially sensitive to inflation as $348m (2021: $356m) relates to the InterContinental Boston and the US corporate headquarters, which both include fixed payments and are not subject to inflationary adjustments.

Notes to the Group Financial Statements continued

14. Leases continued
Amounts recognised in the Group income statement

	2022 $m	2021 $m	2020 $m
Depreciation of right-of-use assets	25	27	35
System Fund depreciation of right-of-use assets	3	3	4
Net impairment (reversal)/charge	–	–	16
System Fund impairment (reversal)/charge	–	(3)	32
Derecognition of right-of-use assets and lease liabilities	–	–	(22)
Gain on lease termination	–	–	(30)
Expense relating to variable lease payments	47	31	7
Expense relating to short-term leases and low-value assets	1	1	2
Income from operating subleases of right-of-use assets	(1)	(1)	(1)
Recognised in operating profit/(loss)	**75**	**58**	**43**
Interest on lease liabilities	29	29	37
Total recognised in the Group income statement	**104**	**87**	**80**

Variable lease payments

In 2022, the Group agreed to restructure the UK portfolio leases with substantially lower rental payments. The revised portfolio comprises nine IHG-branded hotels, with the leases of three unbranded hotels terminated in the second half of 2022.

The structure of the revised leases is similar to the previous leases which contained guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. These caps limit the Group's exposure to trading losses, meaning that rental payments are reduced if insufficient cash flows are generated by the hotels. Since there is no floor to the rent reduction applicable under these leases, they are treated as fully variable. In the event that rent reductions are not applicable, annual base rental payments stabilise at £34m over the remaining lease term of 21 years. Additional performance-based rental payments are calculated using hotel revenues and net cash flows.

In addition, one German hotel lease is treated as fully variable. A further German hotel lease which was treated as fully variable was terminated in early 2022 following settlement of a commercial dispute. One further German hotel lease under a similar structure is expected to commence in 2024.

Sublease arrangements
At 31 December 2022, the Group's largest sublease arrangements relate to the Group's US corporate headquarters.

Operating subleases

Operating sublease payments receivable	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	Total $m
At 31 December 2022	**2**	**2**	**5**	**9**
At 31 December 2021	2	2	5	9

At 31 December 2020, the undiscounted future cash flows receivable from subleased properties amounted to $2m.

Finance subleases
In 2022, the Group subleased a component of the US corporate headquarters for the remainder of the head lease term. No gain or loss arose.

Finance lease payments receivable	More than 5 years $m	Total undiscounted lease receivable $m	Unearned finance income $m	Finance lease receivable $m
At 31 December 2022	**2**	**2**	**–**	**2**

Amounts recognised in the Group statement of cash flows

	2022 $m	2021 $m	2020 $m
Operating activities	72	55	39
Investing activities	(6)	–	–
Financing activities	36	32	65
Net cash paid	**102**	**87**	**104**

15. Investment in associates

	2022 $m	2021 $m
Cost		
At 1 January	132	136
Additions	1	4
Share of profits/(losses)[a]	(41)	(8)
System Fund share of losses	(1)	(2)
Dividends and distributions	(1)	–
Exchange and other adjustments	(1)	2
At 31 December	89	132
Impairment		
At 1 January	(55)	(55)
Impairment reversal	2	–
At 31 December	(53)	(55)
Net book value	36	77
Analysed as:		
Material associates	–	42
Other associates	36	35
	36	77

[a] In 2022, comprises $42m losses presented as exceptional (note 6) and $1m share of profits from other associates. The total share of losses in the Group income statement includes a further $18m recognised as a liability within other payables (note 19).

Barclay associate

The Group held one associate investment at 31 December 2022 which had a material impact on profit for the year, a 19.9% interest in 111 East 48th Street Holdings, LLC (the 'Barclay associate') which owns InterContinental New York Barclay, a hotel managed by the Group. The investment is classified as an associate and equity accounted. While the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel's operating and capital budgets rest solely with the 80.1% majority member. The Group's ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns. $18m was provided in 2021 in relation to settlement of a commercial dispute regarding owner returns during the pandemic.

Due to the significant trading impact of Covid-19 and resulting restrictions in New York, the hotel was closed for most of 2020 and Spring 2021. The closure period and the significant impact on RevPAR during the recovery period resulted in an impairment charge of $13m in 2020. The recoverable amount of the investment was measured at fair value less costs of disposal, based on the Group's share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a 10-year period) and the property sale. Within the fair value hierarchy, this was categorised as a Level 3 fair value measurement. The external valuer assumed a return to 2019 RevPAR levels over a three- to four-year period, based on industry data specific to the New York market and supply factors in the luxury market located close to the InterContinental New York Barclay.

The 2020 impairment charge was presented net of a $4m fair value gain on a put option over part of the Group's investment in the associate given there is an interdependency between the value of the option and the fair value of the associate investment. This fair value gain reversed in 2021.

Notes to the Group Financial Statements continued

15. Investment in associates continued

Summarised financial information in respect of the Barclay associate is set out below:

	2022 $m	2021 $m
Non-current assets	472	485
Current assets	64	38
Current liabilities	(33)	(32)
Non-current liabilities	(250)	(246)
Net assets	253	245
Group share of reported net assets at 19.9%	50	49
Adjustments to reflect impairment, capitalised costs, and additional rights and obligations under the shareholder agreement	(8)	(7)
Effect of specially allocated expenses (note 6)	(42)	–
Carrying amount	–	42

	2022 $m	2021 $m
Revenue	106	42
Profit/(loss) from continuing operations and total comprehensive income/(loss) for the year	8	(24)
Group's share of profit/(loss) for the year[a]	(42)	(5)

[a] Includes specially allocated expenses and the cost of funding owner returns.

In 2020, the Group's share of losses from the Barclay associate was $13m.

Other associates

	Associates			Joint ventures		
	2022 $m	2021 $m	2020 $m	2022 $m	2021 $m	2020 $m
Profits/(losses) from continuing operations and total comprehensive income/(loss) for the year	1	(3)	(3)	–	–	2

In 2022, impairment reversal of $2m relates to an associate in the Americas region and arises due to strong trading conditions in 2022 and significantly improved industry forecasts. The recoverable amount was measured at fair value less costs of disposal, using a discounted cash flow approach that measures the present value of projected income flows (over a 10-year period) and the property sale. The key assumptions are RevPAR growth (which is in line with the Group forecast detailed on page 157), discount rate of 9.75% and terminal capitalisation rate of 7.25%. The valuation is not significantly sensitive to changes in assumptions.

In 2020, impairment charges of $8m and $2m were recognised in relation to two associates in the Americas region and one associate which was liquidated with the corresponding charge recognised within Central costs.

16. Other financial assets

	2022 $m	2021 $m
Equity securities	103	106
Restricted funds:		
Shortfall reserve deposit[a]	–	6
Ring-fenced amounts to satisfy insurance claims:		
Cash[a]	2	4
Money market funds	3	8
Bank accounts pledged as security	39	42
Other	1	1
	45	61
Trade deposits and loans	8	8
	156	175

Analysed as:		
Current	–	2
Non-current	156	173
	156	175

[a] As described on page 168, amounts within these lines have been re-presented as cash and cash equivalents.

16. Other financial assets continued

Equity securities

The methodology to calculate fair value and the sensitivities to the relevant significant unobservable inputs are detailed in note 24. The significant investments are as follows:

	2022		2021	
	Fair value $m	Dividend income $m	Fair value $m	Dividend income $m
Investment in entity which owns:				
InterContinental The Willard Washington DC	27	–	25	–
InterContinental San Francisco	16	–	17	–
InterContinental Grand Stanford Hong Kong	35	–	35	–

Restricted funds

The shortfall reserve deposit is held for the specific purpose of funding shortfalls in owner returns relating to the Barclay associate. Any shortfalls funded are subject to potential clawback in future years. The maximum length of time for which the restricted funds will be held is the life of the hotel management agreement. In 2021, $3m was withdrawn from the deposit to fund working capital requirements. In 2022, the remaining balance was reclassified to cash and cash equivalents reflecting the Group's ability to access these funds although they are held for a defined purpose under the management agreement. The prior year amount is immaterial and has not been re-presented.

Amounts ring-fenced to satisfy insurance claims are principally held in the Group's Captive, which is a regulated entity.

The bank accounts pledged as security (£31m) are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 26). The amounts pledged as security may change in future years subject to the trustees' agreement and updated actuarial valuations. The bank accounts will continue to be pledged as security until the date at which the UK unfunded pension liabilities have been fully discharged, unless otherwise agreed with the trustees.

Expected credit losses

Other financial assets with a total value of $50m (2021: $61m) are subject to the expected credit loss model requirements of IFRS 9. Equity securities, money market funds and other amounts measured at fair value are excluded. With the exception of the expected credit loss arising on trade deposits and loans (see below), expected credit losses are considered to be immaterial.

	2022			2021		
Trade deposits and loans	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m
Amounts due with no significant increase in credit risk since initial recognition	8	–	8	6	–	6
Amounts due with significant increase in credit risk since initial recognition:						
Not past due	1	(1)	–	7	(5)	2
Past due	11	(11)	–	10	(10)	–
	20	(12)	8	23	(15)	8

Movement in the allowance for expected credit losses	2022 $m	2021[a] $m
At 1 January	(15)	(15)
Amounts written off	2	–
Exchange and other adjustments	1	–
At 31 December	(12)	(15)

[a] In 2021, $4m was collected in respect of an asset which was measured at $nil at initial recognition as part of a business acquisition. This did not impact the allowance for expected credit losses.

Credit risk

Restricted funds are held with bank counterparties which are rated at least A+ based on Standard and Poor's ratings.

The maximum exposure to credit risk of other financial assets at the end of the reporting period by geographic region is as follows:

	2022 $m	2021 $m
Americas	54	66
EMEAA	62	67
Greater China	40	42
	156	175

Notes to the Group Financial Statements continued

17. Trade and other receivables

	2022 $m	2021 $m
Trade receivables	493	399
Other receivables	49	102
Prepayments	104	73
	646	574

In 2021, other receivables included $53m relating to the UK portfolio rent. The Group had deferred certain rent payments due since 1 April 2020 with consideration given to the UK Government and other commercial tenant protection measures which were in place up to 31 March 2022. A rent reconciliation was finalised in 2022 as part of the restructuring of the UK portfolio leases which resulted in the settlement of outstanding receivables and payables.

Expected credit losses
The ageing of trade receivables shown below reflects the initial terms under the invoice rather than the revised terms where payment flexibility has been provided to owners. The net balances presented in the table below could result in additional credit losses if they are ultimately found to be uncollectable. Expected credit losses relating to other receivables following their initial recognition are immaterial.

	2022			2021		
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m
Not past due	307	(1)	306	249	(2)	247
Past due 1 to 30 days	76	(7)	69	66	(5)	61
Past due 31 to 90 days	57	(6)	51	52	(7)	45
Past due 91 to 180 days	46	(9)	37	36	(9)	27
Past due 181 to 360 days	34	(11)	23	38	(21)	17
Past due more than 361 days	90	(83)	7	91	(89)	2
	610	(117)	493	532	(133)	399

Movement in the allowance for expected lifetime credit losses	2022 $m	2021 $m
At 1 January	(133)	(78)
Fully provided receivables reinstated[a]	–	(60)
Reclassification to other receivables[b]	9	–
Impairment loss[c]	(5)	(4)
System Fund impairment (loss)/reversal	(7)	6
Amounts written off	17	8
Exchange and other adjustments	2	(5)
At 31 December	(117)	(133)

[a] In 2021, fully provided receivables were reinstated reflecting the Group's increased focus on older receivables. There was no impact to total amounts receivable, total credit loss provisions or the impairment loss recorded in the Group income statement.

[b] In 2022, net receivables of $1m relating to finance charges on overdue receivables have been reclassified to other receivables. Provisions of $9m, which includes expected credit losses at initial recognition, associated with these receivables have been removed from the reconciliation. Expected credit losses following initial recognition are immaterial.

[c] In 2021, the impairment loss on financial assets disclosed on the face of the Group income statement also included a gain of $4m related to trade deposits and loans.

As a result of recent collection experience of older balances for some owner groups in Greater China the regional provision matrix has been extended, with $4m (2021: $nil) of the net balance past due more than 361 days relating to Greater China.

If the regional provision matrix was applied to all owner groups (rather than by reference to other sources of data), the provision would reduce by $15m, or $12m if the regional provision matrix had not been extended (2021: $16m).

Credit risk
The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is as follows:

	2022 $m	2021 $m
Americas	318	275
EMEAA	152	172
Greater China	72	54
	542	501

18. Cash and cash equivalents

	2022 $m	2021 $m
Cash at bank and in hand	165	124
Short-term deposits	421	301
Money market funds	360	1,025
Repurchase agreements	30	–
Cash and cash equivalents as recorded in the Group statement of financial position	**976**	1,450
Bank overdrafts (note 21)	**(55)**	(59)
Cash and cash equivalents as recorded in the Group statement of cash flows	**921**	1,391

Cash at bank and in hand includes bank balances of $86m (2021: $67m) which are matched by bank overdrafts of $55m (2021: $59m) under the Group's cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group's central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.

Cash and cash equivalents with restrictions on use

	2022 $m	2021 $m
Countries with restrictions on repatriation	24	77
Capital expenditure under lease agreements	11	9
Other restrictions	12	–
	47	86

Details of the credit risk on cash and cash equivalents is included in note 23.

19. Trade and other payables

	2022 $m	2021 $m
Current		
Trade payables	152	109
Other tax and social security payable	37	29
Other payables	173	119
Accruals	335	322
	697	579
Non-current		
Other payables	4	4
Deferred purchase consideration	12	12
Contingent purchase consideration (note 24)	65	73
	81	89

In 2022, current other payables includes $29m and current accruals includes $2m relating to the outstanding portion of the share repurchase programme. Of the total, $20m relates to the unavoidable contractual cost of shares to be repurchased and $11m to the associated performance fee. Current other payables also includes $18m relating to obligations created by the special allocation of expenses from an associate investment (note 6).

In 2021, other payables included $29m relating to the UK portfolio rent (see note 17).

Notes to the Group Financial Statements continued

20. Provisions

	Commercial litigation and disputes $m	Insurance reserves $m	Onerous contractual expenditure $m	Dilapidations and other $m	Total $m
At 31 December 2021	37	39	8	6	90
Provided, of which $28m is recorded within exceptional items (note 6)	28	18	2	6	54
Utilised	(31)	(7)	(7)	–	(45)
Released	(1)	–	–	–	(1)
Exchange and other adjustments	–	–	(2)	–	(2)
At 31 December 2022	**33**	**50**	**1**	**12**	**96**
Analysed as:					
Current	32	15	1	5	53
Non-current	1	35	–	7	43
	33	50	1	12	96

Commercial litigation and disputes

The utilisation of the provision principally reflects the settlement of commercial litigation and disputes in the Americas and EMEAA regions which were fully provided for in the prior year. The remaining balance includes $4m relating to management's best estimate of settlements required in respect of lawsuits filed against the Group in the Americas region. Settlement terms have been agreed and, in addition to payments in 2022, final amounts are expected to be paid in 2023. There are certain amounts that the Group will pursue in relation to these matters, $1m has been recognised within administrative expenses in 2022 reflecting those amounts which are virtually certain.

Insurance reserves

	Incurred but not reported claims ('IBNR')[a]		Reported but not yet settled claims		Total	
	2022 $m	2021 $m	2022 $m	2021 $m	2022 $m	2021 $m
Corporate operations and owned and leased properties	11	11	7	3	18	14
Managed hotels	25	19	7	6	32	25
	36	30	14	9	50	39

[a] Includes unallocated loss expenses.

Of the total reserves, $19m relates to international general liability principally for managed hotels. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be approximately five years. The maximum liabilities of the last five policy years is $36m for corporate operations and owned and leased properties and $42m for managed hotels, noting that actual claims did not significantly differ to estimates in 2022 or 2021.

In respect of managed hotels, the Group recognised reinsurance profits of $4m (2021: $3m, 2020: $3m).

21. Loans and other borrowings

	Maturity date	Discount at issue %	**2022 $m**	2021 $m
Current				
Bank overdrafts (note 18)	n/a	n/a	**55**	59
£173m 3.875% bonds 2022	28 November 2022	1.213	**–**	233
			55	292
Non-current				
€500m 1.625% bonds 2024	8 October 2024	0.437	**534**	565
£300m 3.75% bonds 2025	14 August 2025	0.986	**365**	408
£350m 2.125% bonds 2026	24 August 2026	0.550	**423**	473
€500m 2.125% bonds 2027	15 May 2027	0.470	**539**	570
£400m 3.375% bonds 2028	8 October 2028	1.034	**480**	537
			2,341	2,553
Total loans and other borrowings			**2,396**	2,845

Denominated in the following currencies:	**2022 $m**	2021 $m
Sterling	**1,269**	1,652
US dollars	**53**	57
Euros	**1,073**	1,135
Other	**1**	1
	2,396	2,845

Bonds
Interest is payable annually on the dates in the table, at the rates stated.

Revolving Credit Facility
There were no amounts drawn as at 31 December 2022 or 31 December 2021.

In April 2022, the Group's $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were refinanced with a $1,350m Revolving Credit Facility ('RCF'). The facility matures in 2027, with options to extend for a further two years. A variable rate of interest is payable on amounts drawn. No amounts were drawn throughout 2022 (2021: both facilities were undrawn).

In addition to the RCF, the Group has access to $30m of uncommitted facilities (2021: $50m) which were also undrawn at 31 December 2022 and 31 December 2021.

Notes to the Group Financial Statements continued

22. Net debt

	2022 $m	2021 $m
Cash and cash equivalents	976	1,450
Loans and other borrowings – current	(55)	(292)
– non-current	(2,341)	(2,553)
Lease liabilities – current	(26)	(35)
– non-current	(401)	(384)
Derivative financial instruments hedging debt values (note 23)	(4)	(67)
Net debt	**(1,851)**	(1,881)

Movement in net debt	2022 $m	2021 $m
Net decrease in cash and cash equivalents, net of overdrafts	(393)	(236)
Add back financing cash flows in respect of other components of net debt:		
Principal element of lease payments	36	32
Repayment of £600m commercial paper[a]	–	828
Repayment of long-term bonds	209	–
	245	860
(Increase)/decrease in net debt arising from cash flows	(148)	624
Other movements:		
Lease liabilities	(48)	(7)
Increase in accrued interest	(1)	(1)
Disposals	–	3
Exchange and other adjustments	227	29
	178	24
Decrease in net debt	30	648
Net debt at beginning of the year	(1,881)	(2,529)
Net debt at end of the year	**(1,851)**	(1,881)

[a] Under the UK Government's Covid Corporate Financing Facility ('CCFF').

 Information concerning Non-GAAP measures can be found in the Strategic Report.

Net debt as calculated for bank covenants can be found on page 201.

22. Net debt continued

Loans and other borrowings (excluding bank overdrafts), lease liabilities and currency swaps comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2022 $m	Financing cash flows $m	Exchange adjustments $m	Disposal $m	Other[a,b] $m	At 31 December 2022 $m
Lease liabilities	419	(36)	(4)	–	48	427
£173m 3.875% bonds 2022	233	(209)	(24)	–	–	–
€500m 1.625% bonds 2024	565	–	(32)	–	1	534
£300m 3.75% bonds 2025	408	–	(45)	–	2	365
£350m 2.125% bonds 2026	473	–	(50)	–	–	423
€500m 2.125% bonds 2027	570	–	(32)	–	1	539
£400m 3.375% bonds 2028	537	–	(57)	–	–	480
	3,205	(245)	(244)	–	52	2,768
Currency swaps	62	–	–	–	(58)	4
	3,267	(245)	(244)	–	(6)	2,772

	At 1 January 2021 $m	Financing cash flows $m	Exchange adjustments $m	Disposal $m	Other[b] $m	At 31 December 2021 $m
Lease liabilities	450	(32)	(3)	(3)	7	419
£173m 3.875% bonds 2022	235	–	(3)	–	1	233
€500m 1.625% bonds 2024	611	–	(48)	–	2	565
£300m 3.75% bonds 2025	413	–	(5)	–	–	408
£350m 2.125% bonds 2026	479	–	(6)	–	–	473
€500m 2.125% bonds 2027	618	–	(48)	–	–	570
£400m 3.375% bonds 2028	542	–	(7)	–	2	537
Commercial paper	818	(828)	13	–	(3)	–
	4,166	(860)	(107)	(3)	9	3,205
Currency swaps	17	–	–	–	45	62
	4,183	(860)	(107)	(3)	54	3,267

[a] The non-cash increase in lease liabilities principally arises from additions.

[b] The change in value of currency swaps represents fair value movements.

23. Financial risk management and derivative financial instruments

Overview

The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: market risk, liquidity risk, credit risk and capital risk. There are Board approved policies in place to manage these risks. Treasury activities to manage these risks may include money market funds, repurchase agreements, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises: foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, debt and equity investments and derivatives.

Foreign exchange risk

The US dollar is the predominant currency of the Group's revenue and cash flows. Movements in foreign exchange rates can affect the Group's reported profit or loss, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group's reported debt has an exposure to borrowings held in sterling and euros. After the effect of currency swaps, the Group holds its bond debt in sterling which is the primary currency of shareholder returns. US dollars are also borrowed when required to reflect the predominant trading currency and act as a net investment hedge of US dollar denominated assets.

The Group transacted currency swaps at the same time as the €500m 2.125% 2027 and €500m 1.625% 2024 bonds were issued in November 2018 and October 2020 respectively in order to swap the bonds' proceeds and interest flows into sterling (see page 200).

Interest rate risk

The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group's policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2022 (2021: 100%).

Notes to the Group Financial Statements continued

23. Financial risk management and derivative financial instruments continued
Derivative financial instruments
Derivatives are recorded in the Group statement of financial position at fair value (see note 24) as follows:

Derivatives	2022 $m	2021 $m
Currency swaps	(4)	(62)
Analysed as:		
Non-current assets	7	–
Non-current liabilities	(11)	(62)
	(4)	(62)

The carrying amount of currency swaps comprises $4m loss (2021: $67m loss) relating to exchange movements on the underlying principal, included within net debt (see note 22), and $nil (2021: $5m gain) relating to other fair value movements.

Details of the credit risk on derivative financial instruments are included on page 202.

Cash flow hedges
Currency swaps have been transacted to swap the proceeds from the euro bonds to sterling as follows:

Date of designation	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Risk	Hedge type	Hedged item
November 2018	£436m	3.5%	€500m	2.125%	May 2027	Foreign exchange	Cash flow	€500m 2.125% bonds 2027
October 2020	£454m	2.7%	€500m	1.625%	October 2024	Foreign exchange	Cash flow	€500m 1.625% bonds 2024

There is an economic relationship between the hedged item and the hedging instrument as the critical terms are aligned, such that the hedge ratio is 1:1.

The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was $48m gain (2021: $40m loss).

Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds, and may be due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. There was no cumulative ineffectiveness in 2022 or 2021.

Amounts recognised in the cash flow hedge reserves are analysed in note 28.

Net investment hedges
The Group designates the following as net investment hedges of its foreign operations, being the net assets of certain Group subsidiaries with a US dollar functional currency:

• Borrowings under the RCF; and
• Short-dated foreign exchange swaps.

The designated risk is the spot foreign exchange risk and interest on these financial instruments is taken through financial income or expense.

Short-dated foreign exchange swaps are used when needed to manage sterling surplus cash and reduce US dollar borrowings while maintaining operational flexibility.

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a foreign exchange risk that will match the foreign exchange risk on the short-dated foreign exchange swaps. The Group has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was a loss of $6m (2021: $nil). There was no ineffectiveness recognised in the Group income statement during the current or prior year.

23. Financial risk management and derivative financial instruments continued
Interest and foreign exchange risk sensitivities
The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group's profit or loss before tax and net liabilities, and the impact of a rise in US dollar, euro and sterling interest rates on the Group's profit or loss before tax. The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps.

		2022 $m	2021 $m	2020 $m
Increase in profit before tax				
Sterling: US dollar exchange rate	$0.05 fall	**(2.9)**	7.0	5.9
Euro: US dollar exchange rate	$0.05 fall	**(0.3)**	0.2	0.3
US dollar interest rates	1% increase	**4.2**	7.1	2.2
Sterling interest rates	1% increase	**3.6**	5.2	12.9
Decrease in net liabilities				
Sterling: US dollar exchange rate	$0.05 fall	**26.5**	29.1	30.2
Euro: US dollar exchange rate	$0.05 fall	**49.6**	49.7	50.6
Sterling: euro exchange rate	€0.05 fall	**60.2**	67.4	68.2

Interest rate sensitivity relates to cash balances and would only be realised to the extent deposit rates increase by 1%.

Interest rate sensitivities include the impact of hedging and are calculated based on the year-end net debt position.

Liquidity risk
Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.

Cash and cash equivalents are held in short-term deposits, repurchase agreements and cash funds which allow daily withdrawals of cash. Most of the Group's funds are held in the UK or US, although $24m (2021: $77m) is held in countries where repatriation is restricted (see note 18).

Medium- and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 21.

The new RCF (see note 21) contains two financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) and a leverage ratio (Covenant net debt: Covenant EBITDA). These are tested at half year and full year on a trailing 12-month basis.

In 2021 and 2020, covenant measures were reported on a frozen GAAP basis excluding the effect of IFRS 16, an adjustment which has been eliminated under the new facility.

	31 December 2022	31 December 2020 and 2021
Covenant test levels for RCF		
Leverage	**<4.0x**	waived
Interest cover	**>3.5x**	waived
Liquidity	**n/a**	$400m[a]

[a] Defined as unrestricted cash and cash equivalents (net of bank overdrafts) plus undrawn facilities with a remaining term of at least six months.

	2022	2021[a]	2020[a]
Covenant measures			
Covenant EBITDA ($m)	**896**	601	272
Covenant net debt ($m)	**1,898**	1,801	2,375
Covenant interest payable ($m)	**109**	133	111
Leverage	**2.12**	3.00	8.73
Interest cover	**8.22**	4.52	2.45
Liquidity ($m)	**n/a**	2,655	2,925

[a] At 31 December 2021 and 2020, the leverage and interest covenants under the previous facilities were waived and replaced with a liquidity requirement of $400m.

The interest margin payable on the RCF is linked to the Group's credit rating and is currently 0.60%.

Notes to the Group Financial Statements continued

23. Financial risk management and derivative financial instruments continued
The following are the undiscounted contractual cash flows of financial liabilities, including interest payments. Liabilities relating to the Group's deferred compensation plan are excluded; their settlement is funded entirely by the realisation of the related deferred compensation plan investments and no net cash flow arises.

31 December 2022	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
Non-derivative financial liabilities:					
Bank overdrafts	55	–	–	–	55
€500m 1.625% bonds 2024	9	543	–	–	552
£300m 3.75% bonds 2025	14	14	375	–	403
£350m 2.125% bonds 2026	9	9	439	–	457
€500m 2.125% bonds 2027	11	11	568	–	590
£400m 3.375% bonds 2028	16	16	49	498	579
Lease liabilities	53	50	126	3,201	3,430
Trade and other payables (excluding deferred and contingent purchase consideration)	660	1	1	2	664
Deferred and contingent purchase consideration	–	13	39	42	94
Derivative financial liabilities:					
Currency swaps hedging €500m 1.625% bonds 2024 outflows	14	561	–	–	575
Currency swaps hedging €500m 1.625% bonds 2024 inflows	(9)	(543)	–	–	(552)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	18	18	571	–	607
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(11)	(11)	(568)	–	(590)

31 December 2021	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
Non-derivative financial liabilities:					
Bank overdrafts	59	–	–	–	59
£173m 3.875% bonds 2022	241	–	–	–	241
€500m 1.625% bonds 2024	9	9	575	–	593
£300m 3.75% bonds 2025	15	15	435	–	465
£350m 2.125% bonds 2026	10	10	502	–	522
€500m 2.125% bonds 2027	12	12	36	578	638
£400m 3.375% bonds 2028	18	18	55	575	666
Lease liabilities	58	49	123	3,212	3,442
Trade and other payables (excluding deferred and contingent purchase consideration)	550	2	1	2	555
Deferred and contingent purchase consideration	–	–	52	42	94
Derivative financial liabilities:					
Currency swaps hedging €500m 1.625% bonds 2024 outflows	16	16	628	–	660
Currency swaps hedging €500m 1.625% bonds 2024 inflows	(9)	(9)	(575)	–	(593)
Currency swaps hedging €500m 2.125% bonds 2027 outflows	21	21	62	598	702
Currency swaps hedging €500m 2.125% bonds 2027 inflows	(12)	(12)	(36)	(578)	(638)

Credit risk
Credit risk on cash and cash equivalents is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with a BBB- credit rating or better or those providing adequate security. The Group uses long-term credit ratings from Standard and Poor's, Moody's and Fitch Ratings as a basis for setting its counterparty limits.

In order to manage the Group's credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty.

Repurchase agreements are fully collateralised investments, with a maturity of three months or less. The Group accepts only government or supranational bonds where the lowest credit rating is AA- or better as collateral. In the event of default, ownership of these securities would revert to the Group. The securities held as collateral are to protect against default by the counterparty.

The Group's exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of each financial asset, including derivative financial instruments. The expected credit loss on cash and cash equivalents is considered to be immaterial.

23. Financial risk management and derivative financial instruments continued

The table below analyses the Group's short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents by counterparty credit rating:

31 December 2022	AAA $m	AA+ $m	AA $m	AA- $m	A+ $m	A $m	A- $m	BBB+ and below $m	Total $m
Short-term deposits	–	–	–	66	127	141	50	37	421
Money market funds	360	–	–	–	–	–	–	–	360
Repurchase agreement collateral	22	2	6	–	–	–	–	–	30

31 December 2021	AAA $m	AA+ $m	AA $m	AA- $m	A+ $m	A $m	A- $m	BBB+ $m	Total $m
Short-term deposits	–	–	–	87	45	169	–	–	301
Money market funds	1,025	–	–	–	–	–	–	–	1,025

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure consists of net debt, issued share capital and reserves. The structure is managed with the objective of maintaining an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, while maintaining maximum operational flexibility. A key characteristic of IHG's managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders.

The Group's debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2022 (which differs from the ratio as calculated for covenant tests) was 2.07 (2021: 2.98).

The Group currently has a senior unsecured long-term credit rating of BBB from Standard and Poor's. In the event this rating was downgraded below BBB- (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the bonds which would result in additional interest of approximately $29m per year.

24. Classification and measurement of financial instruments
Accounting classification and fair value hierarchy

	Hierarchy of fair value measurement	2022 Fair value[a] $m	2022 Amortised cost $m	2022 Not categorised as a financial instrument $m	2022 Total $m	2021 Fair value[a] $m	2021 Amortised cost $m	2021 Not categorised as a financial instrument $m	2021 Total $m
Financial assets									
Other financial assets	1,3[b]	106	50	–	156	114	61	–	175
Cash and cash equivalents	1	360	616	–	976	1,025	425	–	1,450
Derivative financial instruments	2	7	–	–	7	–	–	–	–
Deferred compensation plan investments	1	216	–	–	216	256	–	–	256
Trade and other receivables	–	–	542	104	646	–	501	73	574
Financial liabilities									
Derivative financial instruments	2	(11)	–	–	(11)	(62)	–	–	(62)
Deferred compensation plan liabilities	1	(216)	–	–	(216)	(256)	–	–	(256)
Loans and other borrowings	–	–	(2,396)	–	(2,396)	–	(2,845)	–	(2,845)
Trade and other payables	3	(83)	(658)	(37)	(778)	(73)	(566)	(29)	(668)

[a] With the exception of equity securities of $88m (2021: $106m) measured at fair value through other comprehensive income, all are measured at fair value through profit or loss. Of those, the financial assets related to the deferred compensation plan investments were designated as such upon initial recognition.

[b] Of those measured at fair value, $3m (2021: $8m) are Level 1 and $103m (2021: $106m) are Level 3.

Notes to the Group Financial Statements continued

24. Classification and measurement of financial instruments continued

Financial assets and liabilities measured at amortised cost whose carrying amount is not a reasonable approximation of fair value are as follows:

	Hierarchy of fair value measurement	2022 Carrying value $m	2022 Fair value $m	2021 Carrying value $m	2021 Fair value $m
£173m 3.875% bonds 2022	1	–	–	(233)	(239)
€500m 1.625% bonds 2024	1	(534)	(511)	(565)	(585)
£300m 3.75% bonds 2025	1	(365)	(344)	(408)	(428)
£350m 2.125% bonds 2026	1	(423)	(367)	(473)	(471)
€500m 2.125% bonds 2027	1	(539)	(492)	(570)	(601)
£400m 3.375% bonds 2028	1	(480)	(417)	(537)	(566)

Right of offset
Other than in relation to cash pooling arrangements (see note 18), there are no financial instruments with a significant fair value subject to enforceable master netting arrangements and other similar agreements that are not offset in the Group statement of financial position.

Valuation techniques
Money market funds, deferred compensation plan investments and bonds
The fair value of money market funds, deferred compensation plan investments and bonds is based on their quoted market price.

Unquoted equity securities
Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (based on the market-specific growth assumptions used by external valuers), pre-tax discount rate which ranged from 6.3% to 10.0% (2021: 6.3% to 9.3%), and a non-marketability factor which ranged from 20.0% to 30.0% (2021: 20.0% to 30.0%).

Applying a one-year slower/faster RevPAR recovery period would result in a $5m/$7m (2021: $7m) (decrease)/increase in fair value respectively. A one percentage point increase/decrease in the discount rate would result in a $8m/$9m (2021: $9m) (decrease)/increase in fair value respectively. A five percentage point increase/decrease in the non-marketability factor would result in a $6m (2021: $6m) (decrease)/increase in fair value.

Derivative financial instruments and other payables
Currency swaps are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.

The put option over part of the Group's investment in the Barclay associate was valued at $nil at 31 December 2022 and 2021. The value is equal to the excess of the amount receivable under the option (which is based on the Group's capital invested to date) over fair value. The fair value of the hotel was derived from a pricing opinion provided by a professional external valuer. In 2022, the value of the put option is also affected by specially allocated expenses which results in an obligation valued at $18m (see note 6) recorded within other payables. For the purposes of valuing these instruments, the fair value of the hotel was derived from a pricing opinion provided by a professional external valuer which is categorised as a Level 3 fair value measurement.

Deferred purchase consideration
Deferred purchase consideration arose in respect of the acquisition of Regent, and comprises the present value of $13m payable in 2024. The first instalment of $13m was paid in 2021. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment date.

Contingent purchase consideration
Regent $65m (2021: $73m)
In 2018, the Group acquired a 51% controlling interest in Regent Hospitality Worldwide, Inc ('RHW'), with put and call options existing over the remaining 49% shareholding exercisable in a phased manner from 2026 to 2033. The Group has a present ownership interest in the remaining shares and the acquisition was accounted for as 100% owned with no non-controlling interest recognised and contingent purchase consideration comprising the present value of the expected amounts payable on exercise of the options based on the annual trailing revenue of RHW in the year preceding exercise with a floor applied.

The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. At 31 December 2022, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).

The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the Group Financial Statements would increase by $6m (2021: $7m). If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m (2021: $86m).

24. Classification and measurement of financial instruments continued

UK portfolio $nil (2021: $nil)

As the leases were restructured in 2022 and were subject to significant rental reductions, there is no longer any contingent purchase consideration in relation to the UK portfolio hotels.

In relation to the leases signed on acquisition of the portfolio, the contingent purchase consideration comprised the present value of the above-market element of the expected lease payments to the lessor. In 2020, a fair value adjustment of $21m was recognised which reduced the value of the liability arising mainly from a reduction in expected future rentals payable.

Level 3 reconciliation

	Other financial assets $m	Derivative financial instruments $m	Other payables $m	Contingent purchase consideration $m
At 1 January 2021	88	4	–	(79)
Additions	3	–	–	–
Valuation gains recognised in other comprehensive income	15	–	–	–
Unrealised changes in fair value[a]	–	(4)	–	6
At 31 December 2021	106	–	–	(73)
Valuation losses recognised in other comprehensive income	(1)	–	–	–
Unrealised changes in fair value[b]	–	–	(18)	8
Exchange adjustments	(2)	–	–	–
At 31 December 2022	**103**	**–**	**(18)**	**(65)**

[a] The change in the fair value of derivative financial instruments was recognised within other net impairment charges in the Group income statement and was presented as an exceptional item.

[b] The change in the fair value of other payables was recognised within share of losses from associates in the Group income statement and is presented as an exceptional item.

Notes to the Group Financial Statements continued

25. Reconciliation of profit/(loss) for the year to cash flow from operations

	2022 $m	2021 $m	2020 $m
Profit/(loss) for the year	**376**	265	(260)
Adjustments for:			
Net financial expenses	**96**	139	140
Fair value gains on contingent purchase consideration	**(8)**	(6)	(13)
Income tax charge/(credit)	**164**	96	(20)
Operating profit adjustments:			
Impairment loss on financial assets	**5**	–	88
Other net impairment (reversals)/charges	**(5)**	4	226
Other operating exceptional items	**100**	25	(4)
Depreciation and amortisation	**68**	98	110
	168	127	420
Contract assets deduction in revenue	**32**	35	25
Share-based payments cost	**30**	28	21
Share of (profits)/losses of associates and joint ventures (before exceptional items)	**(1)**	8	14
	61	71	60
System Fund adjustments:			
Depreciation and amortisation	**86**	94	62
Impairment loss/(reversal) on financial assets	**7**	(6)	24
Other impairment (reversals)/charges	**–**	(3)	41
Other operating exceptional items	**–**	–	20
Share-based payments cost	**16**	13	11
Share of losses of associates	**1**	2	1
	110	100	159
Working capital and other adjustments:			
Increase in deferred revenue	**108**	39	1
Decrease in inventories	**–**	1	1
(Increase)/decrease in trade and other receivables	**(132)**	(75)	38
Increase/(decrease) in trade and other payables	**121**	153	(69)
Other adjustments	**4**	(8)	2
	101	110	(27)
Cash flows relating to exceptional items	**(43)**	(12)	(87)
Contract acquisition costs, net of repayments	**(64)**	(42)	(64)
Total adjustments	**585**	583	568
Cash flow from operations	**961**	848	308

26. Retirement benefits

UK

Since 2014, UK retirement and death in service benefits are provided for eligible employees by the IHG UK Defined Contribution Pension Plan. Members are provided with defined contribution arrangements under this plan; benefits are based on each individual member's personal account. The plan is HM Revenue & Customs registered and governed by an independent trustee, assisted by professional advisers as and when required. The overall operation of the plan is subject to the oversight of The Pensions Regulator.

The former defined benefit plan, the InterContinental Hotels UK Pension Plan, was wound up in 2015 following the completion of the buy-out and transfer of the defined benefit obligations to Rothesay Life.

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement ('UK plan') who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling $39m (£31m) at 31 December 2022 (see note 16) is currently held as security on behalf of the remaining members.

26. Retirement benefits continued

US

During 2018, the Group completed a termination of the US funded Inter-Continental Hotels Pension Plan, which involved certain qualifying members receiving lump-sum cash-out payments with the remaining pension obligations subject to a buy-out by Banner Life Insurance Company, a subsidiary of Legal & General America.

The Group continues to maintain the unfunded Inter-Continental Hotels Non-qualified Pension Plans ('US plans') and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan ('US post-retirement plan'), both of which are defined benefit plans. Both plans are closed to new members. A Retirement Committee, comprising senior Group employees and assisted by professional advisers as and when required, has responsibility for oversight of the plans.

Movement in UK and US retirement benefit obligations

	Defined benefit obligation			Fair value of plan assets			Net defined benefit obligation		
	2022 $m	2021 $m	2020 $m	**2022 $m**	2021 $m	2020 $m	**2022 $m**	2021 $m	2020 $m
At 1 January	**92**	103	96	**–**	–	–	**92**	103	96
Recognised in profit or loss									
Interest expense	**2**	2	3	**–**	–	–	**2**	2	3
	2	2	3	**–**	–	–	**2**	2	3
Recognised in other comprehensive income									
Actuarial (gain)/loss arising from changes in:									
Demographic assumptions	**(1)**	(3)	(3)	**–**	–	–	**(1)**	(3)	(3)
Financial assumptions	**(22)**	(3)	10	**–**	–	–	**(22)**	(3)	10
Experience adjustments	**2**	(1)	1	**–**	–	–	**2**	(1)	1
Re-measurement (gain)/loss	**(21)**	(7)	8	**–**	–	–	**(21)**	(7)	8
Exchange adjustments	**(2)**	(1)	2	**–**	–	–	**(2)**	(1)	2
	(23)	(8)	10	**–**	–	–	**(23)**	(8)	10
Other									
Group contributions	**–**	–	–	**(5)**	(5)	(6)	**(5)**	(5)	(6)
Benefits paid	**(5)**	(5)	(6)	**5**	5	6	**–**	–	–
	(5)	(5)	(6)	**–**	–	–	**(5)**	(5)	(6)
At 31 December	**66**	92	103	**–**	–	–	**66**	92	103
Comprising:									
UK plan	**18**	30	31	**–**	–	–	**18**	30	31
US plans	**35**	45	50	**–**	–	–	**35**	45	50
US post-retirement plan	**13**	17	22	**–**	–	–	**13**	17	22
	66	92	103	**–**	–	–	**66**	92	103

Assumptions

The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2022 %	2021 %	2020 %
UK plan only:			
Pension increases	**3.2**	3.4	3.0
Inflation rate	**3.2**	3.4	3.0
Discount rate:			
UK plan	**5.0**	1.8	1.4
US plans	**4.9**	2.4	1.9
US post-retirement plan	**4.9**	2.4	2.0
US healthcare cost trend rate assumed for the next year:			
Pre-65 (ultimate rate reached in 2032)	**6.9**	6.2	6.4
Post-65 (ultimate rate reached in 2032)	**7.3**	6.5	6.8
Ultimate rate that the cost rate trends to	**4.5**	4.5	4.5

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA 'light' year of birth tables with projected mortality improvements using the CMI_2021 model and a 1.25% per annum long-term trend and a smoothing parameter ('s-kappa') of 7.5 with weightings of 95% and 88% for pensioners and 90% and 88% for non-pensioners, male and female respectively. In the US, the current assumptions use rates from the Pri-2012 Mortality Study and Generationally Projected with Scale MP-2021 mortality tables.

Notes to the Group Financial Statements continued

26. Retirement benefits continued

The assumptions applied to the UK plan and US plans for life expectancy at retirement age are as follows:

		UK			US		
		2022 years	2021 years	2020 years	**2022 years**	2021 years	2020 years
Current pensioners at 65[a]	– male	**24**	24	24	**22**	22	22
	– female	**26**	26	26	**23**	23	23
Future pensioners at 65[b]	– male	**25**	25	25	**23**	23	23
	– female	**27**	28	28	**25**	25	24

[a] Relates to assumptions based on longevity following retirement at the end of the reporting period.

[b] Relates to assumptions based on longevity relating to an employee retiring in 2042.

The assumptions allow for expected increases in longevity.

Sensitivities

Changes in assumptions used for determining retirement benefit costs and obligations may have an impact on the Group income statement and the Group statement of financial position. The key assumptions are the discount rate, the rate of inflation, the assumed mortality rate and the healthcare costs trend rate. The sensitivity analysis below relates to the increase/(decrease) in the benefit obligation and is based on extrapolating reasonable changes in these assumptions, using year-end conditions and assuming no interdependency between the assumptions:

		2022 $m	2021[a] $m
Discount rate	1% decrease	**6.6**	11.4
	1% increase	**(5.4)**	(11.2)
Inflation rate	0.25% decrease	**(0.5)**	(1.2)
	0.25% increase	**0.6**	1.3
Mortality rate	One-year increase	**2.5**	5.1
Healthcare costs trend rate	1% decrease	**(0.8)**	(1.2)
	1% increase	**0.8**	1.3

[a] 2021 sensitivities have been re-presented to show the effect of a 1% change in discount rate, consistent with 2022.

Estimated future benefit payments

	2022 $m	2021 $m
Within one year	**5**	5
Between one and five years	**20**	21
More than five years	**89**	96
	114	122

Average duration of pension obligations

	2022 years	2021 years
UK plan	**14.0**	19.0
US plans	**7.6**	9.0
US post-retirement plan	**8.0**	9.4

Other pension plans

Philippines

The Group maintains a further, immaterial, pension plan for employees in the Philippines which is accounted for as a defined benefit plan.

At 31 December 2022, the net retirement benefit asset was $2m (2021: $2m) comprising plan assets of $9m (2021: $9m) and a defined benefit obligation of $7m (2021: $7m). Plan assets comprise $6m (2021: $7m) domestic government securities, $2m (2021: $2m) domestic equity investments and $1m (2021: $nil) money market funds.

Contributions in the year were $1m (2021: $1m); the charge to the Group income statement was $1m and all other movements were less than $1m (2021: less than $1m).

Key assumptions used in the valuation are the discount rate of 7.0% (2021: 5.0%) and the rate of salary increases of 6.0% (2021: 7.0% after 2022). The weighted average duration of liabilities is 11 years (2021: 13 years); estimated future benefit payments are less than $1m in all years.

Defined contribution plans

The Group also operates a number of smaller pension plans outside the UK, the most significant of which is a defined contribution plan in the US.

27. Share-based payments

Annual Performance Plan

Under the IHG Annual Performance Plan ('APP'), eligible employees (including Executive Directors) receive all or part of their bonus in the form of deferred shares and/or receive one-off awards of shares. Deferred shares in relation to bonus plans are released on the third anniversary of the award date. Awards under the APP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. The grant of deferred shares under the APP is at the discretion of the Remuneration Committee.

The number of shares is calculated by dividing a specific percentage of the participant's annual performance-related award by the average of the middle market quoted prices on the three consecutive business days following the announcement of the Group's results for the relevant financial year.

Long Term Incentive Plan

The Long Term Incentive Plan ('LTIP') allows Executive Directors and eligible employees to receive conditional share awards, which normally have a vesting period of three years. In addition, certain awards to Executive Directors are subject to a further two-year holding period after vesting.

Performance-related awards: Executive Directors and other eligible employees are granted share awards containing performance-based vesting conditions set by the Remuneration Committee, which are normally measured over the vesting period.

Restricted stock units: Awards to eligible employees are granted subject to continued employment.

Awards are normally made annually and, except in exceptional circumstances, will not exceed 3.5 times salary for eligible employees under the current plan rules.

Colleague Share Plan

The Colleague Share Plan gives eligible corporate employees the opportunity to purchase shares up to an annual limit. After the end of the plan year, the participant will be awarded the right to receive one matching share for every purchased share (subject to continued employment). If the participant holds the purchased shares until the second anniversary of the end of the plan year, the conditional right to matching shares vests.

The total fair value of the Colleague Share Plan is not significant.

 More detailed information on the performance measures for awards to Executive Directors is shown in the Directors' Remuneration Report on pages 114 to 136.

Costs relating to share-based payment transactions

	2022 $m	2021 $m	2020 $m
Equity-settled			
Operating profit before System Fund and exceptional items	28	26	19
System Fund	16	13	11
	44	39	30
Cash-settled			
Operating profit before System Fund and exceptional items	2	2	2
	46	41	32

No consideration was received in respect of ordinary shares issued under option schemes during 2022, 2021 or 2020.

Option pricing models, assumptions and movements in awards outstanding

	APP			LTIP		
	Binomial valuation model			Monte Carlo Simulation, Binomial and Finnerty valuation models		
Option pricing models and assumptions	2022	2021	2020	2022	2021	2020
Weighted average share price (pence)	5,018.3	5,009.0	3,771.0	4,875.0	4,980.0	3,450.0
Expected dividend yield				2.29% to 2.67%	1.11%	1.48%
Risk-free interest rate				1.29%	0.09%	0.02%
Volatility[a]				35% to 45%	43%	33%
Term (years)	1.7	1.5	3.0	3.0	3.0	3.0

[a] The expected volatility was determined by calculating the historical volatility of the Company's share price corresponding to the expected life of the share award.

Notes to the Group Financial Statements continued

27. Share-based payments continued

Number of share awards (thousands)	APP	LTIP Performance-related awards	LTIP Restricted stock units
Outstanding at 1 January 2020	496	695	1,275
Granted	138	383	696
Vested	(188)	(179)	(413)
Lapsed or cancelled	(33)	(85)	(137)
Outstanding at 31 December 2020	413	814	1,421
Granted	90	281	442
Vested	(147)	(70)	(391)
Lapsed or cancelled	(8)	(153)	(122)
Outstanding at 31 December 2021	348	872	1,350
Granted	**236**	**323**	**706**
Vested	**(254)**	**(23)**	**(391)**
Lapsed or cancelled	**(9)**	**(239)**	**(90)**
Outstanding at 31 December 2022	**321**	**933**	**1,575**

Fair value of awards granted during the year (cents)			
2022	**6,180.2**	**3,770.0**	**5,656.4**
2021	6,888.5	4,676.3	6,559.7
2020	4,965.9	2,473.5	4,397.5

Weighted average remaining contract life (years)			
At 31 December 2022	**1.0**	**1.1**	**1.2**
At 31 December 2021	0.5	1.2	1.2
At 31 December 2020	1.0	1.4	1.3

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of exercise for share awards vested during the year was 4,950.5p (2021: 5,081.2p). The closing share price on 31 December 2022 was 4,744.0p (31 December 2021: 4,781.0p) and the range during the year was 4,193.0p to 5,338.0p (2021: 4,399.0p to 5,336.0p).

28. Equity
Equity share capital

Allotted, called up and fully paid	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
At 1 January 2020 (ordinary shares of 20$^{340}/_{399}$p each)	187	52	99	151
Exchange adjustments	–	1	4	5
At 31 December 2020 (ordinary shares of 20$^{340}/_{399}$p each)	187	53	103	156
Exchange adjustments	–	–	(2)	(2)
At 31 December 2021 (ordinary shares of 20$^{340}/_{399}$p each)	187	53	101	154
Repurchased and cancelled under share repurchase programme	**(4)**	**(1)**	**–**	**(1)**
Exchange adjustments	**–**	**(6)**	**(10)**	**(16)**
At 31 December 2022 (ordinary shares of 20$^{340}/_{399}$p each)	**183**	**46**	**91**	**137**

Under the authority given to the Company by shareholders at the AGM held on 6 May 2022 to purchase its own shares, on 9 August 2022 the Company announced a $500m return of funds via a share repurchase programme. In the year ended 31 December 2022, 9.1m shares were repurchased for total consideration of $482m including $2m transaction costs, 4.5m are held as treasury shares and 4.6m were cancelled. The cost of treasury shares and related transaction costs have been deducted from retained earnings. A liability, reflecting outstanding amounts payable under the repurchase plan and associated transaction costs, is recognised within current other payables (see note 19). The share repurchase programme was completed on 31 January 2023.

When approving shareholder returns in 2022 and 2023, the Board first reviewed the Parent Company Financial Statements to confirm availability of sufficient distributable reserves.

The authority to repurchase shares remains valid and, in February 2023, the Board approved a further $750m share buyback programme. A resolution to renew the authority will be put to shareholders at the AGM on 5 May 2023.

The Company no longer has an authorised share capital.

28. Equity continued

Shares held by employee share trusts

	Number of shares millions	Carrying value $m	Market value $m
31 December 2022	**1.1**	**37.0**	**62.8**
31 December 2021	0.9	21.7	57.3
31 December 2020	0.1	1.4	3.1

Shares held by employee share trusts includes 0.2m shares held in a nominee account on behalf of participants.

Treasury shares

	Number of shares millions	Nominal value $m
At 1 January 2020	5.7	1.6
Transferred to employee share trusts	(0.6)	(0.2)
At 31 December 2020	5.1	1.4
Transferred to employee share trusts	(1.4)	(0.4)
At 31 December 2021	3.7	1.0
Transferred to employee share trusts	**(0.7)**	**(0.2)**
Repurchased under share repurchase programme	**4.5**	**1.1**
At 31 December 2022	**7.5**	**1.9**

Cash flow hedge reserves

	Cash flow hedge reserve $m	Cost of hedging reserve $m	Total $m
At 1 January 2020	1	(7)	(6)
Costs of hedging deferred and recognised in other comprehensive income	–	(6)	(6)
Change in fair value of currency swaps recognised in other comprehensive income	(1)	–	(1)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(13)	–	(13)
Deferred tax	4	–	4
Exchange adjustments	(2)	–	(2)
At 31 December 2020	(11)	(13)	(24)
Costs of hedging deferred and recognised in other comprehensive income	–	2	2
Change in fair value of currency swaps recognised in other comprehensive income	(62)	–	(62)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	96	–	96
Deferred tax	(7)	–	(7)
At 31 December 2021	16	(11)	5
Costs of hedging deferred and recognised in other comprehensive income	**–**	**3**	**3**
Change in fair value of currency swaps recognised in other comprehensive income	**33**	**–**	**33**
Reclassified from other comprehensive income to profit or loss – included in financial expenses	**(43)**	**–**	**(43)**
Deferred tax	**2**	**–**	**2**
At 31 December 2022	**8**	**(8)**	**–**

Amounts reclassified from other comprehensive income to financial expenses comprise $14m (2021: $15m, 2020: $9m) net interest payable on the currency swaps and an exchange gain of $57m (2021: $81m loss, 2020: $22m gain) which offsets a corresponding gain or loss on the hedged bonds.

29. Capital and other commitments

	2022 $m	2021 $m
Contracts placed for expenditure not provided in the Group Financial Statements		
Property, plant and equipment	**5**	13
Intangible assets	**1**	4
	6	17

The Group has also committed to invest a further $6m (2021: $6m) in one of its associates.

Notes to the Group Financial Statements continued

30. Contingencies and guarantees

2022 criminal unauthorised access to technology systems

On 6 September 2022, the Group announced that parts of the Group's technology systems had been subject to unauthorised activity causing disruption to IHG's booking channels and other applications. No evidence of unauthorised access to systems storing guest data was identified and precautionary regulatory notifications were filed and have been closed.

A class action has been filed, although alleged damages have not been specified. Given the uncertainty around the timing of the legal process and the quantum of any damages, it is not practicable to make a reliable estimate of the possible financial effect of any claims on the Group at this time.

The Group holds third-party insurance policies in respect of cyber risks and reinsures $5m through the Captive. This is fully provided for in the Group's insurance reserves (see note 20). It is expected that any payment of claims above the Captive's exposure will be recoverable under insurance policies, subject to specific agreement with the insurance providers.

Litigation

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a material effect on the Group's financial position or profitability. In 2022, in the EMEAA region, one such dispute has been found in the Group's favour with no liability arising; a provision has been recorded against a further matter in the EMEAA region which includes a number of uncertainties (see note 6). Other contingent liabilities previously reported have been resolved or are considered remote.

The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Group Financial Statements (see note 20), it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

Third-party bank loans

At 31 December 2022, there were guarantees of up to $50m in place (2021: $69m). The likelihood of a payment under any of the guarantees is currently considered to be not probable. The largest guarantee is $21m and the underlying loan matures in 2029. Should the Group fund any amount under the guarantee, there is a cross-indemnity that the Group would seek to pursue for the other parties' share.

Other

At 31 December 2022, the Group had outstanding letters of credit of $55m (2021: $45m) mainly relating to the Group's Captive. The letters of credit do not have set expiry dates, but are reviewed and amended as required.

In 2020, the Group made business insurance claims in relation to a small number of owned, leased and managed properties relating to the impact of Covid-19. These claims are ongoing and although $6m has been recognised in other operating income in the current year, it is not currently possible to determine the final amounts which may ultimately be recovered.

31. Related party disclosures
Key management personnel

Total compensation	2022 $m	2021 $m	2020 $m
Short-term employment benefits	18.7	19.3	10.5
Contributions to defined contribution pension plans	0.5	0.5	0.3
Equity compensation benefits[a]	13.4	8.1	2.3
	32.6	27.9	13.1

[a] As measured in accordance with IFRS 2 'Share-based Payment'.

There were no other transactions with key management personnel, defined as the Board and Executive Committee, during the years ended 31 December 2022, 2021 or 2020.

Associates and joint ventures

	2022 $m	2021 $m	2020 $m
Fee revenue	9	3	1
Amounts receivable	10	11	11
Amounts payable	–	–	(4)

The Group has a performance guarantee with a maximum exposure remaining of $10m (2021: $10m) for one associate. In 2021, the Group had an outstanding guarantee of $12m against the bank loan of another associate (see note 30).

The Group funds shortfalls in owner returns relating to the Barclay associate (see note 16). In addition, loans both to and from the Barclay associate of $237m (2021: $237m) are offset in accordance with the provisions of IAS 32 'Financial Instruments: Presentation' and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent. The loans have an average interest rate of 2.7% (2021: 0.9%) and interest is presented net in the Group income statement. Notes 6 and 15 contain details of other transactions with the Barclay associate.

32. System Fund
System Fund revenues comprise:

	2022 $m	2021 $m	2020 $m
Assessment fees and contributions received from hotels and other revenues	989	727	490
Loyalty programme revenues, net of the cost of point redemptions	228	201	275
	1,217	928	765

System Fund expenses include:

	2022 $m	2021 $m	2020 $m
Marketing	408	147	109
Staff costs (note 4)	341	304	242
Depreciation and amortisation	86	94	62
Impairment loss/(reversal) on trade receivables (note 17)	7	(6)	24
Other net impairment (reversals)/charges	–	(3)	41

Notes to the Group Financial Statements continued

33. Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2022 are disclosed below. Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or un-certificated membership interests which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries

10000 Champion Acquisition LLC (k)
24th Street Operator Sub, LLC (k)
36th Street IHG Sub, LLC (k)
426 Main Ave, LLC (k)
46 Nevins Street Associates, LLC (k)
2250 Blake Street Hotel, LLC (k)
Alpha Kimball Hotel, LLC (k)
Asia Pacific Holdings Limited (n)
Barclay Operating Corp. (cj)
BHMC Canada Inc. (o)
BHR Holdings B.V. (p)
BHR Pacific Holdings, Inc. (k)
BHTC Canada Inc. (o)
Blythswood Square Glasgow Hotel OpCo Ltd. (n)
BOC Barclay Sub, LLC (cj)
Bristol Oakbrook Tenant Company (k)
Cambridge Lodging, LLC (k)
Capital Lodging, LLC (k)
CECNY Land Holdings, LLC (k)
CF Irving Owner, LLC (k)
CF McKinney Owner, LLC (k)
Compañia Inter-Continental De Hoteles
El Salvador SA (n)
Crowne Plaza, LLC (k)
Cumberland Akers Hotel, LLC (k)
Dunwoody Operations, LLC (k)
Edinburgh George Street Hotel OpCo Ltd. (n)
Edinburgh IC Limited (cr)
EVEN Real Estate Holding, LLC (k)
General Innkeeping Acceptance Corporation (b) (l)
Grand Central Glasgow Hotel OpCo Limited (n)
Guangzhou SC Hotels Services Ltd. (t)
Hawthorne Land Holdings LLC (k)
H.I. Soaltee Management Company Ltd. (ac)
HC International Holdings, Inc. (w)
HH France Holdings SAS (x)
HH Hotels (EMEA) B.V. (p)
HH Hotels (Romania) SRL (y)
HIM (Aruba) NV (z)
Hoft Properties, LLC (k)
Holiday Hospitality Franchising, LLC (k)
Holiday Inn Mexicana S.A. de C.V. (ab)
Holiday Inns (China) Ltd. (ac)
Holiday Inns (Courtalin) Holding SAS (x)
Holiday Inns (Courtalin) SAS (x)
Holiday Inns (England) Limited (cy) (dissolved on 2 Feburary 2023)
Holiday Inns (Germany), LLC (l)
Holiday Inns (Jamaica) Inc. (l)
Holiday Inns (Middle East) Limited (ac)
Holiday Inns (Philippines), Inc. (l)
Holiday Inns (Saudi Arabia), Inc. (l)
Holiday Inns (Thailand) Limited (ac)
Holiday Inns (UK), Inc. (l)
Holiday Inns Crowne Plaza (Hong Kong), Inc. (l)
Holiday Inns Holdings (Australia) Pty Limited (aa)
Holiday Inns Inc. (k)
Holiday Inns Investment (Nepal) Limited (ac)
Holiday Inns of America (UK) Limited (cb)
Holiday Inns of Belgium N.V. (ad)
Holiday Pacific Equity Corporation (k)
Holiday Pacific, LLC (k)
Holiday Pacific Partners, LP (k)
Hotel InterContinental London (Holdings) Limited (n)
Hotel Inter-Continental London Limited (n)
Hoteles Y Turismo HIH SRL (n)
IC Hotelbetriebsführungs GmbH (ae)
IC Hotels Management (Portugal) Unipessoal, Lda (af)
IC International Hotels Limited Liability Company (ag)
IHC Arabia for Management, LLC (u)

IHC Buckhead, LLC (ci)
IHC Hopkins (Holdings) Corp. (k)
IHC Hotel Limited (n)
IHC Inter-Continental (Holdings) Corp. (k)
IHC London (Holdings) (n)
IHC May Fair (Holdings) Limited (cb)
IHC May Fair Hotel Limited (n)
IHC M-H (Holdings) Corp. (k)
IHC Overseas (U.K.) Limited (n)
IHC United States (Holdings) Corp. (b) (k)
IHC Willard (Holdings) Corp. (k)
IHG (Marseille) SAS (x)
IHG (Myanmar) Limited (ah)
IHG (Thailand) Limited (bu)
IHG Amsterdam Management BV (p)
IHG Bangkok Ltd. (v)
IHG Brasil Administracao de Hoteis e Servicos Ltd (ak)
IHG Commissions Services SRL (co)
IHG de Argentina SA (al)
IHG ECS (Barbados) SRL (co)
IHG Franchising Brasil Ltda. (bd)
IHG Franchising DR Corporation (k)
IHG Franchising, LLC (k)
IHG Hotels (New Zealand) Limited (an)
IHG Hotels Limited (n)
IHG Hotels Management (Australia) Pty Limited (b) (aa)
IHG Hotels Nigeria Limited (ao)
IHG Hotels South Africa (Pty) Limited (ap)
IHG International Partnership (n)
IHG Istanbul Otel Yönetim Limited Sirketi (bx)
IHG Japan (Management), LLC (ar)
IHG Japan (Osaka), LLC (ar)
IHG Management (Maryland), LLC (as)
IHG Management (Netherlands) B.V. (p)
IHG Management d.o.o. Beograd (cc)
IHG Management MD Barclay Sub, LLC (cj)
IHG Management SL d.o.o. (bo)
IHG Mexico Operaciones SA de CV (ab)
IHG Middle East Management Consultancies LLC (br)
IHG Peru SRL (cf)
IHG PS Nominees Limited (n)
IHG Sermex SA de CV (ab)
IHG Systems Pty Ltd. (b) (aa)
IHG Szalloda Budapest Szolgaltato Kft. (at)
IHG Technology Solutions, LLC (k)
InterContinental Berlin Service Company GmbH (au)
InterContinental (Branston) 1 Limited (c) (cy)
InterContinental (PB) 1 (n)
InterContinental (PB) 3 Limited (n)
Intercontinental D.C. Operating Corp. (k)
Inter-Continental Florida Investment Corp. (k)
Inter-Continental Florida Partner Corp. (k)
InterContinental Gestion Hotelera SLU (by)
Intercontinental Hospitality Corporation (k)
InterContinental Hotel Berlin GmbH (au)
Inter-Continental Hoteleira Limitada (aw)
Inter-Continental Hotels (Montreal) Operating Corp. (ax)
Inter-Continental Hotels (Montreal) Owning Corp. (ax)
InterContinental Hotels (Puerto Rico) Inc. (az)
Inter-Continental Hotels (Singapore) Pte. Ltd. (ai)
Inter-Continental Hotels Corporation (k)
Intercontinental Hotels Corporation de Venezuela C.A. (ba)
Intercontinental Hotels Corporation Limited (b) (m)
InterContinental Hotels Group (Asia Pacific) Pte Ltd. (ai)
InterContinental Hotels Group (Australia) Pty Limited (aa)

InterContinental Hotels Group (Canada) Inc. (o)
InterContinental Hotels Group (España) SAU (by)
InterContinental Hotels Group (Greater China) Limited (ac)
InterContinental Hotels Group (India) Pvt. Ltd. (aq)
InterContinental Hotels Group (Japan) Inc. (l)
InterContinental Hotels Group (New Zealand) Limited (an)
InterContinental Hotels Group (Shanghai) Ltd. (bb)
InterContinental Hotels Group (Vietnam) Company Limited (q)
InterContinental Hotels Group Customer Services Limited (n)
InterContinental Hotels Group do Brasil Limitada (bc)
InterContinental Hotels Group Healthcare Trustee Limited (n)
InterContinental Hotels Group Operating Corp. (e) (k)
InterContinental Hotels Group Resources, LLC (b) (k)
InterContinental Hotels Group Services Company (n)
InterContinental Hotels Italia, S.r.L. (be)
InterContinental Hotels Limited (a) (n)
InterContinental Hotels Management GmbH (bf)
InterContinental Hotels Management Montenegro d.o.o. (ce)
InterContinental Hotels Nevada Corporation (ck)
InterContinental Hotels of San Francisco Inc. (k)
Intercontinental IOHC (Mauritius) Limited (bg)
InterContinental Management AM, LLC (cm)
InterContinental Management Bulgaria EOOD (bp)
InterContinental Management France SAS (x)
InterContinental Management Poland sp. Z.o.o (cn)
InterContinental Overseas Holdings, LLC (k)
KG Benefits, LLC (aj)
KG Gift Card Inc. (aj)
KG Liability, LLC (k)
KG Technology, LLC (k)
KHRG 851, LLC (k)
KHRG Aertson, LLC (k)
KHRG Allegro, LLC (k)
KHRG Argyle, LLC (k)
KHRG Atlanta Midtown, LLC (k)
KHRG Austin Beverage Company, LLC (k)
KHRG Baltimore, LLC (k)
KHRG Born, LLC (k)
KHRG Boston Hotel, LLC (k)
KHRG Bozeman, LLC (k)
KHRG Buckhead, LLC (k)
KHRG Canary, LLC (k)
KHRG Cayman, LLC (k)
KHRG Cayman Employer Ltd. (k)
KHRG Dallas, LLC (k)
KHRG Dallas Beverage Company, LLC (k)
KHRG Employer, LLC (k)
KHRG Charlottesville LLC (k)
KHRG Goleta, LLC (k)
KHRG Gray, LLC (k)
KHRG Gray U2, LLC (k)
KHRG Huntington Beach, LLC (k)
KHRG Key West, LLC (k)
KHRG King Street, LLC (k)
KHRG La Peer, LLC (k)
KHRG Miami Beach, LLC (k)
KHRG Muse, LLC (k)
KHRG New Orleans, LLC (k)
KHRG NPC, LLC (k)
KHRG Palladian, LLC (k)
KHRG Palomar Phoenix, LLC (k)
KHRG Philly Monaco, LLC (k)
KHRG Pittsburgh, LLC (k)
KHRG Porsche Drive, LLC (k)
KHRG Reynolds, LLC (k)

33. Group companies continued

Fully owned subsidiaries continued

KHRG Riverplace, LLC (k)
KHRG Sacramento, LLC (k)
KHRG Schofield, LLC (k)
KHRG SFD, LLC (k)
KHRG SF Wharf, LLC (k)
KHRG SF Wharf U2, LLC (k)
KHRG South Beach, LLC (k)
KHRG State Street, LLC (k)
KHRG Sutter, LLC (k)
KHRG Sutter Union, LLC (k)
KHRG Taconic, LLC (k)
KHRG Tariff, LLC (k)
KHRG Texas Hospitality, LLC (k)
KHRG Texas Operations, LLC (k)
KHRG Tryon, LLC (k)
KHRG Vero Beach, LLC (k)
KHRG Vintage Park, LLC (k)
KHRG VZ Austin, LLC (k)
KHRG Wabash, LLC (k)
KHRG Westwood, LLC (k)
KHRG Wilshire, LLC (k)
Kimpton Hollywood Licenses, LLC (k)
Kimpton Hotel & Restaurant Group, LLC (k)
Kimpton Hotel Frankfurt GmbH (bf)
Kimpton Phoenix Licenses Holdings, LLC (k)
Louisiana Acquisitions Corp. (k)
Luxury Resorts and Spas (France) SAS (ct)
Manchester Oxford Street Hotel OpCo Limited (n)
Mercer Fairview Holdings, LLC (k)
Met Leeds Hotel OpCo Limited (n)
MH Lodging, LLC (k)
Oxford Spires Hotel OpCo Limited (n)
Oxford Thames Hotel OpCo Limited (n)
PML Services, LLC (as)
Pollstrong Limited (n)
Powell Pine, Inc. (k)
Priscilla Holiday of Texas, Inc. (cl)
PT Regent Indonesia (bh)
PT SC Hotels & Resorts Indonesia (bh)
Raison d'Etre Holdings (BVI) Limited (v)
Raison d'Etre Services (BVI) Limited (v)
Raison d'Etre Spas, Sweden AB (db)
Regent Asia Pacific Hotel Management Ltd. (bw)
Regent Asia Pacific Management Ltd. (cp)
Regent Berlin GmbH (cq)
Regent International Hotels Ltd (bw)
Resort Services International (Cayo Largo) L.P. (ci)
Roxburghe Hotel Edinburgh OpCo Limited (n)
Russell London Hotel OpCo Limited (n)
SBS Maryland Beverage Company, LLC (as)
SC Hotels International Services, Inc. (k)
SC Leisure Group Limited (n)
SC NAS 2 Limited (n)
SC Quest Limited (n)
SC Reservations (Philippines) Inc. (l)
SCH Insurance Company (bi)
Semiramis for training of Hotel Personnel and Hotels Management SAE (ch)
SF MH Acquisition, LLC (k)
Six Continents Holdings Limited (n)
Six Continents Hotels de Colombia SA (bj)
Six Continents Hotels International Limited (n)
Six Continents Hotels, Inc. (k)
Six Continents International Holdings B.V. (p)
Six Continents Investments Limited (f) (n)
Six Continents Limited (n)
Six Continents Overseas Holdings Limited (n)
Six Continents Restaurants Limited (cy)
SixCo North America, Inc (w)
Six Senses Americas IP, LLC (k)
Six Senses North America Management, LLC (k)
SLC Sustainable Luxury Cyprus Limited (cs)
SPHC Management Ltd. (bq)
St David's Cardiff Hotel OpCo Limited (n)
Sustainable Luxury Holdings (BVI) Limited (v)
Sustainable Luxury Lanka Pvt. Ltd (cv)

Sustainable Luxury Maldives Private Limited (cw)
Sustainable Luxury Mauritius Limited (cx)
Sustainable Luxury Services (BVI) Limited (v)
Sustainable Luxury Singapore Private Limited (ai)
Sustainable Luxury UK Limited (n)
The Grand Central Hotel Glasgow Limited (n)
The Met Hotel Leeds Limited (n)
The Principal Edinburgh George Street Limited (n)
The Principal London Limited (n)
The Principal Manchester Limited (n)
The Principal York Limited (n)
The Roxburghe Hotel Edinburgh Limited (s)
White Shield Company Limited (bk)
Wotton House Hotel OpCo Limited (n)
WY BLL Owner, LLC (k)
York Station Road Hotel OpCo Limited (n)

Subsidiaries where the effective interest is less than 100%

IHG ANA Hotels Group Japan LLC (74.66%) (ar)
IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)
Regent Hospitality Worldwide, Inc. (51%) (bt)
Sustainable Luxury Holding (Thailand) Limited (49%) (c) (j) (cu)
Sustainable Luxury Hospitality (Thailand) Limited (73.99%) (c) (j) (cu)
Sustainable Luxury Management (Thailand) Limited (73.99%) (c) (j) (cu)
Sustainable Luxury Operations (Thailand) Ltd. (99.99%) (j) (cu)
Universal de Hoteles SA (99.99%) (j) (bj)
World Trade Centre Montreal Hotel Corporation (74.11%) (bl)

Associates, joint ventures and other

111 East 48th Street Holdings LLC (19.9%) (g) (h) (k)
Alkoer, Sociedad de Responsabilidad Limitada de Capital Variable (50%) (h) (cg)
Beijing Orient Express Hotel Co., Ltd. (16.25%) (bm)
Blue Blood (Tianjin) Equity Investment Management Co., Limited (30.05%) (bn)
Carr Clark SWW Subventure, LLC (26.67%) (g) (ca)
Carr Waterfront Hotel, LLC (11.46%) (g) (h) (ca)
China Hotel Investment Limited (30.05%) (i) (am)
Desarrollo Alkoer Irapuato S. de R.L. de C.V. (50%) (cg)
Desarrollo Alkoer Saltillo S. de R.L. de C.V. (50%) (cg)
Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg)
EDG Alpharetta EH, LLC (0%) (d) (h) (r)
Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)
Groups360, LLC (10.60%) (h) (da)
Inter-Continental Hotels Saudi Arabia Limited (40%) (bs)
NF III Seattle, LLC (25%) (g) (r)
NF III Seattle Op Co, LLC (25%) (g) (r)
Nuevas Fronteras S.A. (23.66%) (cd)
President Hotel & Tower Co Ltd. (30%) (bu)
Shanghai Yuhuan Industrial Development Co., Ltd. (1%) (da)
Sustainable Luxury Gravity Global Private Limited (51%) (h) (bz)
SURF-Samui Pte. Ltd. (49%) (ay)
Tianjin ICBCI IHG Equity Investment Fund Management Co., Limited (21.04%) (bv)

Key

(a) Directly owned by InterContinental Hotels Group PLC
(b) Ordinary shares and preference shares
(c) Ordinary A and ordinary B shares
(d) 8% cumulative preference shares
(e) ¼ vote ordinary shares and ordinary shares
(f) Ordinary shares, 5% cumulative preference shares and 7% cumulative preference shares
(g) The entities do not have share capital and are governed by an operating agreement
(h) Accounted for as associates and joint ventures due to IHG's decision-making rights contained in the partnership agreement
(i) Accounted for as an other financial asset due to IHG being unable to exercise significant influence over the financial and operating policy decisions of the entity
(j) Minority interest relates to one or more individual shareholders who are employed or were previously employed by the entity

Notes to the Group Financial Statements continued

33. Group companies continued

Registered addresses

(k) 3411 Silverside Road, Tatnall Building #104, Wilmington, DE 19810, USA
(l) 205 Powell Place, 37027 Brentwood, TN 37027, USA
(m) Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n) Broadwater Park, Denham, Buckinghamhamshire, UB9 5RH, UK – on 1 January 2023 all entities with this corresponding mailing address changed address to 1 Windsor Dials, Arthur Road, Windsor, Berkshire, SL4 1RS, UK
(o) 333 Bay Street, Suite 400, Toronto M5H 2R2, Ontario, Canada
(p) Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q) Room No. 38, Floor 16, Saigon Tower Building, No. 29 Le Duan Street, Ben Nghe Ward, District I, Ho Chi Minh City, Vietnam
(r) The Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, USA
(s) Caledonian Exchange, 19a Canning Street, Edinburgh, EH3 8HE, UK
(t) Building 4, No 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u) Level 6, Akaria Plaza, North Wing, Gate D, Olaya Street, PO Box 93228, Riyadh 1148, Saudi Arabia
(v) Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola VG1110, British Virgin Islands
(w) Wilmington Trust SP Services, Inc. 1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA
(x) 31-33 rue Mogador, 75009 Paris, France
(y) Bucharest 011015, 1st District, 50-52 Buzesti St, 83 module, 11 floor, Romania
(z) 230 J E Irausquin Boulevard, 11025 Palm Beach, Aruba
(aa) Level 11, 20 Bond Street, Sydney NSW 2000, Australia
(ab) Ontario # 1050, Col. Providencia, Guadalajara, Jalisco CP44630, Mexico
(ac) 5/F, Manulife Place, 348 Kwung Tong Road, Kowloon, Hong Kong
(ad) Rond-Point Robert Schuman 11, 1040 Brussels, Belgium
(ae) QBC 4 – Am Belvedere 4, 1100, Vienna, Austria
(af) Avenida da Republica, no 52 – 9, 1069 – 211, Lisbon, Portugal
(ag) Room 60, Section 11 Floor 3 Premises I, Building 1, House 125, Varshavskoye shosse Str, Vn.Ter.G. Municipal District Severnoye Chertanovo, Moscow City, 117587, Russia
(ah) No. 84, Pan Haliain Street, Unit #1, Level 8, Uniteam Marine Office Building, Sanchuang Township, Yangon, Myanmar
(ai) 230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj) 4640 Admiralty Way, 5th Floor, Marina del Rey, CA 90292, USA
(ak) Alameda Jau 536, Suite 3S-E, 01420-000 Sao Paulo, Brasil
(al) Avenida Cordoba 1547, piso 8, oficina A, 1055 Buenos Aires, Argentina
(am) The Phoenix Centre, George Street, Belleville St. Michael, Barbados
(an) Level 10, 55 Shortland Street, Auckland Central, Auckland 1010, New Zealand
(ao) 1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap) Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa
(aq) 11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India
(ar) 20th Floor, Toranomon Kotoshira Tower, 2-8, Toranomon 1-chom, Minato-ku, 105-0001, Tokyo, Japan
(as) 2 Wisconsin Circle #700, Chevy Chase, MD, 20815, USA
(at) 1052 Budapest, Apáczai Csere János u. 12-14A, Hungary
(au) Budapester Str. 2, 10787 Berlin, Germany
(av) Grevgatan 13, 11453 Stockholm, Sweden
(aw) Alameda Jau 536, Suite 3S-E, 01420-000 São Paulo, Brazil
(ax) 1980 Pérodeau Street, Vaudreuil-Dorion, J7V 8P7, Quebec, Canada
(ay) 168 Robinson Road, #16-01 SIF Building, 068899, Singapore
(az) 361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba) Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb) 22nd Floor, Citigroup Tower, No. 33 Huayanshiqiao Road, Pudong, 200120, Shanghai, P.R. China
(bc) Alameda Jau 536, Suite 3S-C, 01420-000 São Paulo, Brazil
(bd) Alameda Jau 536, Suite 3S-D, 01420-000 São Paulo, Brazil
(be) Viale Monte Nero n.84, 20135 Milano, Italy
(bf) Thurn-und-Taxis-Platz 6 – 60313 Frankfurt am Main, Germany
(bg) Juris Tax Services Ltd. Level 12, NeX Teracom Tower II, Ebene, Mauritius
(bh) Menara Imperium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi) Primmer Piper Eggleston & Cramer PC, 30 Main St., Suite 500, P.O. Box 1489, Burlington, VT 05402-1489, USA
(bj) Calle 49, Sur 45 A 300, Oficina 1102, 055422 Envigado, Antioquia, Colombia
(bk) 21 Engineer Lane, Gibraltar, GX11 1AA, Gibraltar
(bl) Suite 2500, 1000 de La Gauchetiere St. West, Montreal C H3B OA2, Canada
(bm) Room 311, Building 1, No. 6 East Wen Hua Yuan Road, Beijing Economy and Technology Development Zone, Beijing, P.R. China
(bn) Room N306, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China
(bo) Cesta v Mestni log 1, 1000 Ljubljana, Slovenia
(bp) 37A Professor Fridtjof Nansen Street, 5th Floor, District Sredets, Sofia, 1142, Bulgaria
(bq) C/o Holiday Inn & Suites, Cnr Waigani Drive & Wards Road, Port Moresby, National Capital District, Papua New Guinea
(br) Suite 2201, Festival Tower, Dubai Festival City, Al Rebbat St., P.O. Box 58191, Dubai, United Arab Emirates
(bs) Madinah Road, Jeddah, P.O Box 9456, Post Code 21413, Jeddah, Saudi Arabia
(bt) Maples Corporate Services Ltd. – PO Box 309, Ugland House, Grand Cayman – KY-1104, Cayman Islands
(bu) 971, 973 Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand
(bv) Room R316, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China
(bw) 14th Floor, South China Building, 1-3 Wyndham Street, Hong Kong, SAR
(bx) Eski Büyükdere Cd. Park Plaza No:14 K:4 Maslak – Sarıyer, 34398, Istanbul, Turkey
(by) Paseo de Recoletos 37 – 41, 28004 Madrid, Spain
(bz) B-11515 Bhikaj Cama Place, New Delhi, South Delhi, 110066 India
(ca) Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 100, Washington, DC 20004, USA
(cb) Two Snowhill, Snow Hill, Queensway, Birmingham, B4 6GA, UK
(cc) Krunska 73, Beograd, 11000, Serbia
(cd) Moreno 809 2 Piso, C1091AAQ Buenos Aires, Argentina
(ce) Bulevar Svetog Petra Cetinjskog 149 – 81000 Podgorica, Montenegro
(cf) Bernard Monteagudo 201, 15076, Lima, Peru
(cg) Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de Mexico, CP 11520, Mexico
(ch) Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci) 2985 Gordy Parkway, 1st Floor, Marietta, GA 30066, USA
(cj) 600 Mamaroneck Avenue #400, 10528 Harrison, NY 10528, USA
(ck) 8275 South Eastern Avenue #200, Las Vegas, NV 89123, USA
(cl) 5444 Westheimer #1000, Houston, TX 77056, USA
(cm) 23/6 D, Anhaght Str., Yerevan, 0069, Armenia
(cn) Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland
(co) Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, BB14004, Barbados
(cp) Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq) Charlottenstrasse 49, 10117 Berlin, Germany
(cr) C/O BDO LLP, 4 Atlantic Quay, 70 York Street, Glasgow, G2 8JX, UK
(cs) ATS Services Limited, Capital Center, 9th Floor, 2-4 Arch, Makarios III Ave., 1065 Nicosia, Cyprus
(ct) 95 Blvd. Berthier, 75017 Paris, France
(cu) 57, 9th Floor, Park Ventures Ecoplex, Unit 902-904, Wireless Road, Limpini, Pathum Wan Bangkok 103330, Thailand
(cv) Shop No. L3-6, Amity Building, No. 125, High Level Road, Maharagama, Colombo, Sri Lanka
(cw) Premier Chambers, M. Lux Lodge, 1st Floor, Orchid Magu, Male, Republic of Maldives
(cx) Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Mauritius
(cy) 5 Temple Square, Temple Street, Liverpool, L2 5RH, UK
(cz) 1st Floor, No. 68, Zhupan Road, Zhuqiao Town, Pudong New Area, Shanghai, P.R. China
(da) 251 Little Falls Drive, Suite 400, Wilmington, New Castle County, DE 19808, USA

Parent Company Financial Statements









Crowne Plaza Chaozhou Riverside, China

Parent Company Financial Statements
Parent Company statement of financial position

31 December 2022	Note	2022 £m	2021 £m
Fixed assets			
Investments	3	**3,198**	3,160
Current assets			
Debtors: due after more than one year	4	**46**	28
Debtors: due within one year	4	**217**	922
Creditors: amounts falling due within one year	7	**(26)**	(832)
Net current assets		**237**	118
Total assets less current liabilities		**3,435**	3,278
Creditors: amounts falling due after one year	8	**(1,953)**	(1,941)
Net assets		**1,482**	1,337
Capital and reserves			
Called up share capital	10	**38**	39
Share premium account		**75**	75
Capital redemption reserve		**8**	7
Share-based payment reserve		**431**	393
Cash flow hedge reserves	6	**–**	3
Profit and loss account		**930**	820
Total equity		**1,482**	1,337

Signed on behalf of the Board,

Paul Edgecliffe-Johnson
20 February 2023

The profit after tax amounts to £751m (2021: loss of £52m).

Registered number 05134420

Parent Company statement of changes in equity

	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Share-based payment reserve £m	Cash flow hedge reserves £m	Profit and loss account £m	Total equity £m
At 1 January 2021	39	75	7	364	(19)	872	1,338
Loss for the year	–	–	–	–	–	(52)	(52)
Other comprehensive income							
Items that may be subsequently reclassified to profit or loss:							
Losses on cash flow hedges, including related tax charge of £5m	–	–	–	–	(50)	–	(50)
Costs of hedging	–	–	–	–	2	–	2
Hedging losses reclassified to financial expenses	–	–	–	–	70	–	70
Total other comprehensive income for the year	–	–	–	–	22	–	22
Total comprehensive income/(loss) for the year	–	–	–	–	22	(52)	(30)
Share-based payments capital contribution	–	–	–	29	–	–	29
At 31 December 2021	39	75	7	393	3	820	1,337
Profit for the year	–	–	–	–	–	751	751
Other comprehensive loss							
Items that may be subsequently reclassified to profit or loss:							
Gains on cash flow hedges, including related tax credit of £1m	–	–	–	–	30	–	30
Costs of hedging	–	–	–	–	2	–	2
Hedging gains reclassified to financial expenses	–	–	–	–	(35)	–	(35)
Total other comprehensive loss for the year	–	–	–	–	(3)	–	(3)
Total comprehensive income for the year	–	–	–	–	(3)	751	748
Repurchase of shares, including transaction costs	(1)	–	1	–	–	(447)	(447)
Share-based payments capital contribution	–	–	–	38	–	–	38
Equity dividends paid	–	–	–	–	–	(194)	(194)
At 31 December 2022	38	75	8	431	–	930	1,482

Notes on pages 220 to 224 form an integral part of these Financial Statements.

Notes to the Parent Company Financial Statements

1. Accounting policies

Authorisation of Financial Statements and statement of compliance with FRS 101

The Parent Company Financial Statements of InterContinental Hotels Group PLC (the 'Company') for the year ended 31 December 2022 were authorised for issue by the Board of Directors on 20 February 2023 and the Parent Company statement of financial position was signed on the Board's behalf by Paul Edgecliffe-Johnson. The Company is a public limited company incorporated and registered in England and Wales. The Company's ordinary shares are publicly traded on the London Stock Exchange and it is not under the control of any single shareholder. The Company's primary activity is acting as a holding company for the Group's investments.

The Directors have assessed, in the light of current and anticipated economic conditions, the Company's ability to continue as a going concern. Having considered the going concern status and liquidity of the Group (see page 157), the Directors confirm they have a reasonable expectation that the Company has sufficient resources to continue operating until at least 30 June 2024 and there are no material uncertainties that may cast doubt on the Company's going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Parent Company Financial Statements.

The Parent Company Financial Statements are presented in sterling and all values are rounded to the nearest million pounds (£m) except when otherwise indicated.

No income statement is presented for the Company as permitted by Section 408 of the Companies Act 2006.

The audit fee of £0.02m (2021: £0.02m) was borne by a subsidiary undertaking in both years.

Basis of preparation

The Parent Company Financial Statements have been prepared in accordance with FRS 101, as applied in accordance with the provisions of the Companies Act 2006. FRS 101 sets out a reduced disclosure framework for a 'qualifying entity' as defined in the standard which addresses the financial reporting requirements and disclosure exemptions in the individual financial statements of qualifying entities that otherwise apply the recognition, measurement and disclosure requirements of UK-adopted IFRSs.

FRS 101 sets out amendments to adopted IFRSs that are necessary to achieve compliance with the Companies Act and related Regulations.

The following disclosures have not been provided as permitted by FRS 101:

• A cash flow statement and related notes as required by IAS 7 'Statement of Cash Flows';

• A comparative period reconciliation for share capital as required by IAS 1 'Presentation of Financial Statements';

• Disclosures in respect of transactions with wholly owned subsidiaries as required by IAS 24 'Related Party Disclosures';

• Disclosures in respect of capital management as required by paragraphs 134 to 136 of IAS 1 'Presentation of Financial Statements';

• The effects of new but not yet effective IFRSs as required by paragraphs 30 and 31 of IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'; and

• Disclosures in respect of the compensation of key management personnel as required by paragraph 17 of IAS 24 'Related Party Disclosures'.

Where the Consolidated Financial Statements of the Company include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures:

• The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 'Share-based Payment' in respect of group-settled share-based payments; and

• The requirements of paragraphs 91 to 99 of IFRS 13 'Fair Value Measurement' and the disclosures required by IFRS 7 'Financial Instruments: Disclosures'.

The accounting policies set out herein have, unless otherwise stated, been applied consistently to all periods presented in these Financial Statements.

Critical accounting policies and the use of judgements, estimates and assumptions

There are no critical estimates or judgements which are considered to present significant risk of a material adjustment to the Parent Company Financial Statements in the next financial year.

1. Accounting policies continued
Significant accounting policies
Foreign currencies
Transactions in foreign currencies are translated to the Company's functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. Foreign exchange differences arising on translation are recognised in the income statement.

Non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity securities, amounts due from and amounts due to Group undertakings and loans and other borrowings.

Investments in equity securities
Investments in subsidiaries are carried at cost plus deemed capital contributions arising from share-based payment transactions less any provision for impairment. The carrying amount is reviewed at each reporting date, including a comparison to the market capitalisation of the Company on 31 December 2022 (£8.3bn) to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. An impairment loss is recognised if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement.

Amounts due from and amounts due to Group undertakings
Amounts due from Group undertakings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for expected credit losses. Allowances for expected credit losses are made based on the risk of non-payment, taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-month expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

Amounts due to Group undertakings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Amounts due from and to Group undertakings are only offset where the relevant facilities permit such offset under all conditions described in the Group accounting policy for offsetting of financial assets and financial liabilities on page 165 of the Group Financial Statements.

Loans and other borrowings
Loans and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including transaction costs and any discount or premium on issue, are recognised in the income statement using the effective interest rate method.

Borrowings are classified as due after more than one year when the repayment date is more than 12 months from the period-end date or where they are drawn on a facility with more than 12 months to expiry.

Derivative financial instruments and hedging
Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately in the income statement.

Documentation outlining the measurement and effectiveness of any hedging arrangement is maintained throughout the life of the hedge relationship.

Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves.

Capital and reserves
Accounting policies relating to capital and reserves, which are also applicable to the Company, can be found on page 167 of the Group Financial Statements.

The share premium account represents the amount of proceeds received for shares in excess of their nominal value.

Share-based payments
The cost of equity-settled shared-based payment transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models.

The cost of equity-settled share-based payment transactions is recognised, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The income statement charge represents the movement in cumulative expense recognised at the beginning and end of that year. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the Company grants awards over its own shares to the employees of its subsidiaries, it recognises an increase in the cost of investment in its subsidiaries equivalent to the equity-settled share-based payment charge recognised in its Consolidated Financial Statements with the corresponding credit being recognised directly in equity.

Notes to the Parent Company Financial Statements
continued

2. Directors' remuneration
Average number of Directors

	2022	2021
Non-Executive Directors	10	10
Executive Directors	3	3
	13	13

Directors' remuneration

	2022 £m	2021 £m
Base salaries, fees, annual performance payments and benefits	6.4	6.1

 More detailed information on the remuneration including pensions, share awards and shareholdings for each Director is shown in the Directors' Remuneration Report on pages 127 and 134. In addition, amounts received or receivable under long-term incentive schemes are shown on page 127.

	2022 number	2021 number
Directors in respect of whose qualifying services shares were received or receivable under long-term incentive schemes	3	3

3. Investments

	£m
Cost and net book value	
At 1 January 2022	3,160
Share-based payments capital contribution	38
At 31 December 2022	**3,198**

The Company is the beneficial owner of all the equity share capital of InterContinental Hotels Limited, a company registered in England and Wales.

 A full list of subsidiary and other related undertakings is given in note 33 to the Group Financial Statements.

4. Debtors

	2022 £m	2021 £m
Due after more than one year		
Derivative financial assets (note 6)	6	–
Deferred tax (note 5)	40	28
	46	28
Due within one year		
Amounts due from Group undertakings	210	912
UK Corporation Tax	7	10
	217	922

5. Deferred tax

	Losses £m	Currency swaps £m	Total £m
At 1 January 2021	14	4	18
Income statement	15	–	15
Other comprehensive income	–	(5)	(5)
At 31 December 2021	29	(1)	28
Income statement	11	–	11
Other comprehensive income	–	1	1
At 31 December 2022	**40**	**–**	**40**

Deferred tax assets are recognised on the basis of an expectation of sufficient future taxable profits within the Group.

 More detailed information on the basis for deferred tax recognition is shown within the Group accounting policies and note 8 to the Group Financial Statements on pages 166 and 182.

6. Derivative financial instruments and hedging

Currency swaps have been transacted to swap the proceeds from the euro bonds to sterling as follows:

Date of designation	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Hedged item	Fair value 2022 £m	2021 £m
November 2018	£436m	3.5%	€500m	2.125%	May 2027	€500m 2.125% bonds 2027	6	(16)
October 2020	£454m	2.7%	€500m	1.625%	October 2024	€500m 1.625% bonds 2024	(9)	(31)

Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds. The change in value of the hedged item used as the basis for recognising hedge ineffectiveness for the period was a £39m gain (2021: £30m loss).

The cash flow hedge reserves are analysed as follows:

	Cash flow hedge reserves		
	Cash flow hedge reserve £m	Cost of hedging reserve £m	Total £m
At 1 January 2021	(9)	(10)	(19)
Costs of hedging deferred and recognised in other comprehensive income	–	2	2
Change in fair value of currency swaps recognised in other comprehensive income	(45)	–	(45)
Reclassified from other comprehensive income to profit or loss	70	–	70
Deferred tax	(5)	–	(5)
At 31 December 2021	11	(8)	3
Costs of hedging deferred and recognised in other comprehensive income	–	2	2
Change in fair value of currency swaps recognised in other comprehensive income	29	–	29
Reclassified from other comprehensive income to profit or loss	(35)	–	(35)
Deferred tax	1	–	1
At 31 December 2022	6	(6)	–

More detailed information on derivative financial instruments and hedging is shown in note 23 to the Group Financial Statements.

7. Creditors: amounts falling due within one year

	2022 £m	2021 £m
Amounts due to Group undertakings	–	659
Other payables	24	–
Accruals	2	–
Loans and other borrowings:		
£173m 3.875% bonds 2022	–	173
	26	832

More detailed information on other payables and loans and borrowings is shown in notes 19 and 21 to the Group Financial Statements.

8. Creditors: amounts falling due after one year

	2022 £m	2021 £m
Derivative financial liabilities (note 6)	9	47
Loans and other borrowings:		
€500m 1.625% bonds 2024	443	419
£300m 3.75% bonds 2025	303	303
£350m 2.125% bonds 2026	351	351
€500m 2.125% bonds 2027	448	423
£400m 3.375% bonds 2028	399	398
	1,953	1,941

More detailed information on loans and other borrowings is shown in note 21 to the Group Financial Statements.

Notes to the Parent Company Financial Statements
continued

9. Employee benefits
Share-based payments
The Company operates the Annual Performance Plan, Long Term Incentive Plan (performance-related awards and restricted stock units) and the Colleague Share Plan.

 More detailed information on share-based payments is shown in note 27 to the Group Financial Statements.

10. Capital and reserves

Allotted, called up and fully paid	Number of shares millions	Equity share capital £m
At 31 December 2021 (ordinary shares of 20$^{340}/_{399}$p each)	187	39
Repurchased and cancelled under share repurchase programme	(4)	(1)
At 31 December 2022 (ordinary shares of 20$^{340}/_{399}$p each)	**183**	**38**

 More detailed information on shareholder returns is given in note 28 to the Group Financial Statements.

At 31 December 2022, 7,506,782 shares (2021: 3,701,408) with a nominal value of £1,565,324 (2021: £771,822) were held as treasury shares.

11. Dividends and shareholder returns

	2022		2021		2020	
Paid during the year	pence per share	£m	pence per share	£m	pence per share	£m
Final (declared for previous year)	67.5	124	–	–	–	–
Interim	37.8	70	–	–	–	–
	105.3	194	–	–	–	–

The final dividend in respect of 2022 of 94.5¢ per ordinary share (amounting to $165m) is proposed for approval at the AGM on 5 May 2023.

12. Contingencies
The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2022:

Company name	Company number
InterContinental (PB) 1	06724223
InterContinental (PB) 3 Limited	06947603
IHC May Fair Hotel Limited	02323039
Asia Pacific Holdings Limited	03941780
Six Continents Hotels International Limited	00722401
Hotel InterContinental London (Holdings) Limited	06451128
IHG PS Nominees Limited	07092523
Six Continents Overseas Holdings Limited	02661055

The Company will guarantee all outstanding liabilities of the above UK subsidiary undertakings as at the balance sheet date in accordance with Section 479C of the Companies Act 2006. The Company has assessed the probability of loss under the guarantees as remote.

In 2022 and 2021, there are no contingent liabilities to disclose in respect of guarantees of the liabilities of subsidiaries.

Additional Information

voco Doha West Bay Suites



Other financial information

Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures.

 Further explanation in relation to these measures and their definitions can be found on pages 85 to 88.

Revenue and operating profit Non-GAAP reconciliations
Highlights for the year ended 31 December 2022
Reportable segments

	Revenue				Operating profit			
	2022 $m	2021 $m	Change $m	Change %	**2022 $m**	2021 $m	Change $m	Change %
Per Group income statement	**3,892**	2,907	985	33.9	**628**	494	134	27.1
System Fund	**(1,217)**	(928)	(289)	31.1	**105**	11	94	854.5
Reimbursement of costs	**(832)**	(589)	(243)	41.3	**–**	–	–	–
Operating exceptional items	**–**	–	–	–	**95**	29	66	227.6
Reportable segments	**1,843**	1,390	453	32.6	**828**	534	294	55.1
Reportable segments analysed as:								
Fee business	**1,449**	1,153	296	25.7	**809**	570	239	41.9
Owned, leased and managed lease	**394**	237	157	66.2	**19**	(36)	55	NM[a]
	1,843	1,390	453	32.6	**828**	534	294	55.1

a Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue				Operating profit			
	2022 $m	2021 $m	Change $m	Change %	**2022 $m**	2021 $m	Change $m	Change %
Reportable segments (see above)	**1,843**	1,390	453	32.6	**828**	534	294	55.1
Significant liquidated damages[b]	**(7)**	(6)	(1)	16.7	**(7)**	(6)	(1)	16.7
Owned and leased asset disposals[c]	**(19)**	(36)	17	(47.2)	**(2)**	8	(10)	NM[a]
Currency impact	**–**	(40)	40	–	**–**	1	(1)	–
Underlying revenue and underlying operating profit	**1,817**	1,308	509	38.9	**819**	537	282	52.5

a Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

b $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA. The $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China.

c The results of three UK Portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) and the prior year to determine underlying growth. The results of the hotels removed in 2021 (being the year of disposal of these hotels) have also been removed to determine underlying growth.

Underlying fee revenue and underlying fee operating profit

	Revenue				Operating profit			
	2022 $m	2021 $m	Change $m	Change %	**2022 $m**	2021 $m	Change $m	Change %
Reportable segments fee business (see above)	**1,449**	1,153	296	25.7	**809**	570	239	41.9
Significant liquidated damages[a]	**(7)**	(6)	(1)	16.7	**(7)**	(6)	(1)	16.7
Currency impact	**–**	(22)	22	–	**–**	(2)	2	–
Underlying fee revenue and underlying fee operating profit	**1,442**	1,125	317	28.2	**802**	562	240	42.7

a $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA. The $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China.

Revenue and operating profit Non-GAAP reconciliations continued

Americas

	Revenue				Operating profit[b]			
	2022 $m	2021 $m	Change $m	Change %	2022 $m	2021 $m	Change $m	Change %
Per Group financial statements, note 2	1,005	774	231	29.8	761	559	202	36.1
Reportable segments analysed as[a]:								
Fee business	879	691	188	27.2	741	568	173	30.5
Owned, leased and managed lease	126	83	43	51.8	20	(9)	29	NM[d]
	1,005	774	231	29.8	761	559	202	36.1
Reportable segments (see above)	1,005	774	231	29.8	761	559	202	36.1
Owned and leased asset disposals[c]	–	(11)	11	–	–	3	(3)	–
Currency impact	–	(1)	1	–	–	(1)	1	–
Underlying revenue and underlying operating profit	1,005	762	243	31.9	761	561	200	35.7

[a] Revenues as included in the Group Financial Statements, note 3.

[b] Before exceptional items.

[c] The results of hotels removed in 2021 (being the year of disposal or lease termination for these hotels) have also been removed to determine underlying growth.

[d] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue				Operating profit[b]			
	2022 $m	2021 $m	Change $m	Change %	2022 $m	2021 $m	Change $m	Change %
Per Group financial statements, note 2	552	303	249	82.2	152	5	147	NM[e]
Reportable segments analysed as[a]:								
Fee business	284	149	135	90.6	153	32	121	378.1
Owned, leased and managed lease	268	154	114	74.0	(1)	(27)	26	(96.3)
	552	303	249	82.2	152	5	147	NM[e]
Reportable segments (see above)	552	303	249	82.2	152	5	147	NM[e]
Significant liquidated damages[c]	(7)	–	(7)	–	(7)	–	(7)	–
Owned asset disposals[d]	(19)	(25)	6	(24.0)	(2)	5	(7)	NM[e]
Currency impact	–	(30)	30	–	–	(2)	2	NM[e]
Underlying revenue and underlying operating profit	526	248	278	112.1	143	8	135	NM[e]

[a] Revenues as included in the Group Financial Statements, note 3.

[b] Before exceptional items.

[c] $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

[d] The results of three UK Portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) and the prior year to determine underlying growth. The results of the hotels removed in 2021 (being the year of disposal of these hotels) have also been removed to determine underlying growth.

[e] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Other financial information continued

Revenue and operating profit Non-GAAP reconciliations continued
Greater China

	Revenue				Operating profit[b]			
	2022 $m	2021 $m	Change $m	Change %	**2022 $m**	2021 $m	Change $m	Change %
Per Group financial statements, note 2	**87**	116	(29)	(25.0)	**23**	58	(35)	(60.3)
Reportable segments analysed as[a]:								
Fee business	**87**	116	(29)	(25.0)	**23**	58	(35)	(60.3)
Reportable segments (see above)	**87**	116	(29)	(25.0)	**23**	58	(35)	(60.3)
Significant liquidated damages[c]	**–**	(6)	6	–	**–**	(6)	6	–
Currency impact	**–**	(4)	4	–	**–**	(2)	2	–
Underlying revenue and underlying operating profit	**87**	106	(19)	(17.9)	**23**	50	(27)	(54.0)

[a] Revenues as included in the Group Financial Statements, note 3.

[b] Before exceptional items.

[c] $6m recognised in 2021 reflects the significant liquidated damages related to one property.

Highlights for the year ended 31 December 2021
Reportable segments

	Revenue				Operating profit			
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m	Change %
Per Group income statement	2,907	2,394	513	21.4	494	(153)	647	NM[a]
System Fund	(928)	(765)	(163)	21.3	11	102	(91)	(89.2)
Reimbursement of costs	(589)	(637)	48	(7.5)	–	–	–	–
Operating exceptional items	–	–	–	–	29	270	(241)	(89.3)
Reportable segments	1,390	992	398	40.1	534	219	315	143.8
Reportable segments analysed as:								
Fee business	1,153	823	330	40.1	570	278	292	105.0
Owned, leased and managed lease	237	169	68	40.2	(36)	(59)	23	39.0
	1,390	992	398	40.1	534	219	315	143.8

Underlying fee revenue

	Revenue			
	2021 $m	2020 $m	Change $m	Change %
Reportable segments fee business (see above)	1,153	823	330	40.1
Significant liquidated damages	(6)	(1)	(5)	500.0
Currency impact	–	11	(11)	–
Underlying fee revenue	1,147	833	314	37.7

[a] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Revenue and operating profit Non-GAAP reconciliations continued
Highlights for the year ended 31 December 2020
Reportable segments

				Revenue				Operating profit
	2020 $m	2019 $m	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Per Group income statement	2,394	4,627	(2,233)	(48.3)	(153)	630	(783)	NM[a]
System Fund	(765)	(1,373)	608	(44.3)	102	49	53	108.2
Reimbursement of costs	(637)	(1,171)	534	(45.6)	–	–	–	–
Operating exceptional items	–	–	–	–	270	186	84	45.2
Reportable segments	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)
Reportable segments analysed as:								
Fee business	823	1,510	(687)	(45.5)	278	813	(535)	(65.8)
Owned, leased and managed lease	169	573	(404)	(70.5)	(59)	52	(111)	NM[a]
	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)

Underlying fee revenue

			Revenue	
	2020 $m	2019 $m	Change $m	Change %
Reportable segments fee business (see above)	823	1,510	(687)	(45.5)
Significant liquidated damages	(1)	(11)	10	(90.9)
Currency impact	–	(4)	4	–
Underlying fee revenue	822	1,495	(673)	(45.0)

[a] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	2022 $m	2021 $m	2020 $m	2019 $m	2018 $m
Revenue					
Reportable segments analysed as fee business (page 171)	**1,449**	1,153	823	1,510	1,486
Significant liquidated damages	**(7)**	(6)	(1)	(11)	(13)
Captive insurance company	**(21)**	(17)	(19)	(19)	(11)
	1,421	1,130	803	1,480	1,462
Operating profit					
Reportable segments analysed as fee business (pages 226 to 229)	**809**	570	278	813	793
Significant liquidated damages	**(7)**	(6)	(1)	(11)	(13)
Captive insurance company (note 20)	**(4)**	(3)	(3)	(1)	(1)
	798	561	274	801	779
Fee margin[a]	**56.2%**	49.6%	34.1%	54.1%	53.3%

[a] Reported as a KPI on page 64.

Other financial information continued

Fee margin reconciliation continued
Fee margin is broken down by region as follows:

Year ended 31 December 2022	Americas	EMEAA	Greater China	Central	Total
Revenue $m					
Reportable segments analysed as fee business (see above)	**879**	**284**	**87**	**199**	**1,449**
Significant liquidated damages	**–**	**(7)**	**–**	**–**	**(7)**
Captive insurance company	**–**	**–**	**–**	**(21)**	**(21)**
	879	**277**	**87**	**178**	**1,421**
Operating profit $m					
Reportable segments analysed as fee business (see above)	**741**	**153**	**23**	**(108)**	**809**
Significant liquidated damages	**–**	**(7)**	**–**	**–**	**(7)**
Captive insurance company	**–**	**–**	**–**	**(4)**	**(4)**
	741	**146**	**23**	**(112)**	**798**
Fee margin	**84.3%**	**52.7%**	**26.4%**	**(62.9)%**	**56.2%**

Year ended 31 December 2021	Americas	EMEAA	Greater China	Central	Total
Revenue $m					
Reportable segments analysed as fee business (see above)	691	149	116	197	1,153
Significant liquidated damages	–	–	(6)	–	(6)
Captive insurance company	–	–	–	(17)	(17)
	691	149	110	180	1,130
Operating profit $m					
Reportable segments analysed as fee business (see above)	568	32	58	(88)	570
Significant liquidated damages	–	–	(6)	–	(6)
Captive insurance company	–	–	–	(3)	(3)
	568	32	52	(91)	561
Fee margin	82.2%	21.5%	47.3%	(50.6)%	49.6%

Net capital expenditure reconciliation

$m	2022 $m	2021 $m
Net cash from investing activities	**(78)**	(12)
Adjusted for:		
Contract acquisition costs net of repayments	**(64)**	(42)
System Fund depreciation and amortisation[a]	**83**	91
Deferred purchase consideration paid	**–**	13
Net capital expenditure	**(59)**	50
Analysed as:		
Capital expenditure: maintenance (including contract acquisition costs, net of repayments, of $64m (2021: $42m))	**(108)**	(75)
Capital expenditure: recyclable investments	**1**	53
Capital expenditure: System Fund capital investments	**48**	72
Net capital expenditure	**(59)**	50

12 months ended 31 December

[a] Excludes depreciation on right-of-use assets.

Gross capital expenditure reconciliation

	12 months ended 31 December	
$m	2022 $m	2021 $m
Net capital expenditure	**(59)**	50
Add back:		
Disposal receipts	**(16)**	(58)
Repayments of contract acquisition costs	**(3)**	(1)
System Fund depreciation and amortisation[a]	**(83)**	(91)
Gross capital expenditure	**(161)**	(100)
Analysed as:		
Capital expenditure: maintenance (including gross contract acquisition costs of $67m (2021: $43m))	**(111)**	(76)
Capital expenditure: recyclable investments	**(15)**	(5)
Capital expenditure: System Fund capital investments	**(35)**	(19)
Gross capital expenditure	**(161)**	(100)

[a] Excludes depreciation on right-of-use assets.

Adjusted free cash flow reconciliation

	12 months ended 31 December				
	2022 $m	2021 $m	2020 $m	2019 $m	2018 $m
Net cash from operating activities	**646**	636	137	653	709
Adjusted for:					
Payment of contingent purchase consideration	**–**	–	–	6	–
Principal element of lease payments	**(36)**	(32)	(65)	(59)	(35)
Purchase of shares by employee share trusts	**(1)**	–	–	(5)	(3)
Capital expenditure: maintenance (excluding contract acquisition costs)	**(44)**	(33)	(43)	(86)	(60)
Adjusted free cash flow[a]	**565**	571	29	509	611

[a] Reported as a KPI on page 64.

Adjusted interest reconciliation

	12 months ended 31 December	
	2022 $m	2021 $m
Net financial expenses		
Financial income	**22**	8
Financial expenses	**(118)**	(147)
	(96)	(139)
Adjusted for:		
Interest attributable to the System Fund	**(16)**	(3)
Foreign exchange gains[a]	**(10)**	–
	(26)	(3)
Adjusted interest	**(122)**	(142)

[a] The definition of adjusted interest has been updated. The impact to the prior year is not material, and as such has not been restated.

Other financial information continued

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December	
	2022 $m	2021 $m
Profit/(loss) available for equity holders	**375**	266
Adjusting items:		
System Fund revenues and expenses	**105**	11
Interest attributable to the System Fund	**(16)**	(3)
Operating exceptional items	**95**	29
Fair value gains on contingent purchase consideration	**(8)**	(6)
Tax on fair value gains on contingent purchase consideration	**–**	1
Foreign exchange gains[a]	**(10)**	–
Tax on foreign exchange gains[a]	**(4)**	–
Tax on exceptional items	**(26)**	(3)
Exceptional tax	**–**	(26)
Adjusted earnings	**511**	269
Basic weighted average number of ordinary shares (millions)	**181**	183
Adjusted earnings per ordinary share (cents)	**282.3**	147.0

[a] The definition of adjusted earnings per share has been updated. The impact to the prior year is not material, and as such has not been restated.

Revenue per available room (RevPAR), average daily rate and occupancy

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry. RevPAR comprises IHG system rooms revenue divided by the number of room nights available and can be mathematically derived from occupancy rate multiplied by average daily rate (ADR). Occupancy rate is rooms occupied by hotel guests expressed as a percentage of rooms that are available. ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis comprising groupings of hotels that have traded in both the current and prior year, including the impact of hotels temporarily closed as a result of Covid-19. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

The following tables present RevPAR statistics for the year ended 31 December 2022 and a comparison to 2021. Fee business and owned, leased and managed lease statistics are for comparable hotels and include only those hotels in the Group's System at 31 December 2022 and franchised, managed, owned, leased or managed lease by the Group since 1 January 2021. The comparison with 2021 is at constant US$ exchange rates.

	Fee business		Owned, leased and managed lease	
	2022	Change vs 2021	**2022**	Change vs 2021
Americas				
InterContinental				
Occupancy	**61.9%**	21.0ppt	**–**	–
Average daily rate	**$225.40**	22.7%	**–**	–
RevPAR	**$139.63**	85.7%	**–**	–
Kimpton				
Occupancy	**66.7%**	15.5ppt	**–**	–
Average daily rate	**$288.11**	21.9%	**–**	–
RevPAR	**$192.07**	58.7%	**–**	–
Hotel Indigo				
Occupancy	**65.1%**	9.7ppt	**–**	–
Average daily rate	**$179.16**	15.9%	**–**	–
RevPAR	**$116.64**	36.1%	**–**	–
Crowne Plaza				
Occupancy	**55.6%**	12.3ppt	**–**	–
Average daily rate	**$131.97**	17.8%	**–**	–
RevPAR	**$73.32**	51.4%	**–**	–

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease	
	2022	Change vs 2021	**2022**	Change vs 2021
EVEN Hotels				
Occupancy	**69.2%**	15.4ppt	**–**	–
Average daily rate	**$160.15**	31.1%	**–**	–
RevPAR	**$110.85**	68.6%	**–**	–
Holiday Inn				
Occupancy	**60.5%**	9.0ppt	**62.9%**	7.9ppt
Average daily rate	**$123.25**	12.7%	**$210.04**	28.6%
RevPAR	**$74.51**	32.3%	**$132.04**	47.1%
Holiday Inn Express				
Occupancy	**67.2%**	5.2ppt	**–**	–
Average daily rate	**$125.29**	11.8%	**–**	–
RevPAR	**$84.18**	21.2%	**–**	–
avid hotels				
Occupancy	**65.0%**	7.4ppt	**–**	–
Average daily rate	**$98.26**	15.4%	**–**	–
RevPAR	**$63.83**	30.2%	**–**	–
Staybridge Suites				
Occupancy	**76.0%**	3.5ppt	**–**	–
Average daily rate	**$123.47**	13.2%	**–**	–
RevPAR	**$93.81**	18.7%	**–**	–
Candlewood Suites				
Occupancy	**74.5%**	0.4ppt	**–**	–
Average daily rate	**$95.83**	11.0%	**–**	–
RevPAR	**$71.41**	11.6%	**–**	–
EMEAA				
Six Senses				
Occupancy	**41.2%**	17.9ppt	**–**	–
Average daily rate	**$913.47**	27.1%	**–**	–
RevPAR	**$376.39**	124.3%	**–**	–
Regent				
Occupancy	**42.2%**	(2.5)ppt	**–**	–
Average daily rate	**$235.87**	77.3%	**–**	–
RevPAR	**$99.47**	67.5%	**–**	–
InterContinental				
Occupancy	**58.3%**	19.6ppt	**41.1%**	22.5ppt
Average daily rate	**$229.30**	32.1%	**$281.35**	18.7%
RevPAR	**$133.66**	99.1%	**$115.63**	161.7%
Kimpton				
Occupancy	**57.6%**	29.9ppt	**66.3%**	37.7ppt
Average daily rate	**$207.05**	68.0%	**$294.94**	9.2%
RevPAR	**$119.23**	249.5%	**$195.64**	153.1%
Hotel Indigo				
Occupancy	**68.1%**	30.2ppt	**–**	–
Average daily rate	**$161.12**	24.1%	**–**	–
RevPAR	**$109.74**	122.8%	**–**	–
voco				
Occupancy	**72.1%**	18.4ppt	**71.9%**	28.2ppt
Average daily rate	**$136.65**	13.2%	**$186.28**	(1.8)%
RevPAR	**$98.55**	52.0%	**$134.01**	61.7%

Other financial information continued

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease	
	2022	Change vs 2021	**2022**	Change vs 2021
Crowne Plaza				
Occupancy	**61.4%**	20.9ppt	–	–
Average daily rate	**$130.76**	23.1%	–	–
RevPAR	**$80.22**	86.5%	–	–
Holiday Inn				
Occupancy	**62.4%**	21.1ppt	–	–
Average daily rate	**$105.09**	26.0%	–	–
RevPAR	**$65.56**	90.3%	–	–
Holiday Inn Express				
Occupancy	**67.5%**	21.8ppt	–	–
Average daily rate	**$97.09**	28.9%	–	–
RevPAR	**$65.57**	90.3%	–	–
Staybridge Suites				
Occupancy	**78.2%**	16.2ppt	–	–
Average daily rate	**$118.03**	14.4%	–	–
RevPAR	**$92.28**	44.2%	–	–
Greater China				
Regent				
Occupancy	**45.9%**	1.4ppt	–	–
Average daily rate	**$146.56**	(7.4)%	–	–
RevPAR	**$67.30**	(4.6)%	–	–
InterContinental				
Occupancy	**41.6%**	(9.1)ppt	–	–
Average daily rate	**$117.13**	(5.3)%	–	–
RevPAR	**$48.75**	(22.4)%	–	–
Hotel Indigo				
Occupancy	**44.5%**	(4.0)ppt	–	–
Average daily rate	**$135.43**	1.8%	–	–
RevPAR	**$60.24**	(6.6)%	–	–
HUALUXE				
Occupancy	**46.2%**	(1.1)ppt	–	–
Average daily rate	**$68.98**	(6.3)%	–	–
RevPAR	**$31.89**	(8.5)%	–	–
Crowne Plaza				
Occupancy	**42.8%**	(4.8)ppt	–	–
Average daily rate	**$76.57**	(1.1)%	–	–
RevPAR	**$32.79**	(11.0)%	–	–
Holiday Inn				
Occupancy	**44.7%**	(2.9)ppt	–	–
Average daily rate	**$55.84**	(2.6)%	–	–
RevPAR	**$24.98**	(8.7)%	–	–
Holiday Inn Express				
Occupancy	**43.1%**	(6.9)ppt	–	–
Average daily rate	**$43.56**	2.1%	–	–
RevPAR	**$18.77**	(11.9)%	–	–

Directors' Report

This Directors' Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Governance Report approved by the Board is provided on pages 89 to 138 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has around 380 subsidiaries, joint ventures, associates and related undertakings (including branches outside of the United Kingdom). A list of subsidiaries and associated undertakings disclosed in accordance with the Companies Act is provided at note 33 of the Group Financial Statements on pages 214 to 216.

Directors

The Directors may exercise all the powers of the Company, subject to the Articles of Association, legislation and regulation. This includes the ability to exercise the authority to allot or purchase the Company's shares pursuant to authorities granted by shareholders at the Company's AGM every year. Further details of the powers of the Company's Directors can be found on page 248.



For biographies of the current Directors see pages 92 to 94.

Directors' and Officers' (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group's D&O liability insurance policy, which covers Directors and Officers of the Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2022.

Articles of Association



A summary is provided on pages 248 and 249.



The Company's Articles of Association may only be amended by special resolution and are available on the Company's website at **www.ihgplc.com/investors** under Corporate governance.

Shares

Share capital

The Company's issued share capital at 31 December 2022 consisted of 183,112,379 ordinary shares of 20 $^{340}/_{399}$ pence each, including 7,506,782 shares held in treasury, which constituted 4.10% of the total issued share capital (including treasury shares). All ordinary shares purchased as part of the share buyback programme as at 31 December 2022 which were subject to cancellation by the Company have been treated as such for the purposes of these calculations.

There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2022, 650,000 shares were transferred from treasury to the employee share ownership trust.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

On 31 January 2023, we completed our $500m share buyback programme which was announced, and commenced, on 9 August 2022. As part of the buyback, 4,817,620 shares were bought back and cancelled and 4,455,374 shares were bought back and transferred to treasury.

The current share buyback authority remains in force until the 2023 AGM, and a resolution to renew the authority will be put to the shareholders at that AGM. Further information on the transactions that took place this year can be found on page 257.

Dividends

Dividends	Ordinary shares	ADRs
Interim dividend An interim dividend was paid on 6 October 2022 to shareholders on the register at the close of business on 2 September 2022.	37.8p	43.9 ¢
Final dividend Subject to approval at the 2023 AGM, a final dividend of 94.5¢ in respect of 2022 will be payable on 16 May 2023 to shareholders on the register at the close of business on 31 March 2023.	94.5 ¢[a]	94.5 ¢

[a] The sterling amount of the final dividend will be announced on 26 April 2023 using the average of the daily exchange rates for the three working days commencing 21 April 2023.

Major institutional shareholders

As at 17 February 2023, being the last practicable date, the Company had been notified of the following significant holdings in its ordinary shares under section 5 of the UK Disclosure Guidance and Transparency Rules (DTRs).

	As at 17 February 2023		As at 21 February 2022		As at 22 February 2021	
Shareholder	Ordinary shares/ADSs[a]	%[a]	Ordinary shares/ADSs[a]	%[a]	Ordinary shares/ADSs[a]	%[a]
BlackRock, Inc.	**11,247,319[b]**	**6.12**	11,247,319[b]	6.12	10,429,827[c]	5.71
Boron Investments B.V.	**6,890,000**	**3.77**	6,890,000	3.77	6,890,000	3.77
Fiera Capital Corporation	**11,037,891**	**6.06**	11,037,891	6.06	11,037,891	6.06
Royal Bank of Canada	**9,189,549**	**5.02**	9,189,549	5.02	9,161,021[d]	5.01
The Capital Group Companies, Inc.[e]	**8,980,505**	**5.12**	9,071,574	4.98	9,071,574	4.98

[a] The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn't necessarily reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.

[b] Total shown includes 2,080,427 qualifying financial instruments to which voting rights are attached.

[c] Total shown includes 1,431,074 qualifying financial instruments to which voting rights are attached.

[d] Total shown includes 123,160 qualifying financial instruments to which voting rights are attached.

[e] The Capital Group Companies, Inc. notified the Company on 13 January 2023 that it had increased its holding in the Company to 5.12%.

The Company's major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.



For further details on shareholder profiles see page 258.

Directors' Report continued

The Companies (Miscellaneous Reporting) Regulations 2018
Set out below is our employee engagement statement and on page 237, our statement summarising how the Directors have had regard to the need to foster the Company's business relationships with suppliers, customers and others.

 Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act are provided on pages 100 and 101.

Employee engagement statement
Our statement relates to IHG's directly employed individuals and should be read in conjunction with our people section, Section 172 statement, Voice of the Employee and wider workforce remuneration and employee engagement disclosures on pages 29 to 33, 100 and 101, 111, 114, 117, 124 and 126.

During 2022, the main communication channels to provide information of concern to employees included weekly newsletters, virtual town halls, CEO and regional leadership calls, podcasts, blogs, email broadcasts, videos and business function team meetings.

Employees have been consulted and given opportunities to express their views and concerns through participation in the employee engagement survey, Voice of the Employee feedback sessions, ERGs, Next events (interactive sessions relating to IHG's strategy and behaviours), quarterly performance, development and wellbeing meetings, team meetings and the Q&A session as part of the CEO quarterly business update call.

Each December, employees are invited to join the employee share plan. The plan is available to around 96% of our corporate employees below the senior/mid-management level (who receive LTIP and restricted stock units awards). Further details are on page 237.

Employees have been made aware of the financial and economic factors affecting the performance of the Company through quarterly business update calls with the CEO, as well as business function team meetings, and other regional leadership calls.

The Chair and other Directors have engaged with employees through a number of means, including direct interactions, Voice of the Employee sessions, Next events and a series of opportunities held during the year to meet Executive Directors via video meetings or in person.

Details of how Directors have had regard to employee interests, and the effect of that regard, including principal decisions taken by IHG during the year can be found on pages 100 and 101, 111, 114, 117, 124 and 126.

Employee numbers
Having a predominantly franchised and managed business model means that many of those people who work at hotels operated under our brands are not our employees. When the Group's entire estate is taken into account (including those working in our franchised and managed hotels), approximately 345,000 people worked globally across IHG's brands as at 31 December 2022.

The average number of IHG employees, including part-time employees, during 2022 were as follows:

- 7,047 people worldwide (including those in our corporate offices, central reservations offices and owned and leased hotels (excluding those in a category below)), whose costs were borne by the Group;
- 5,655 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and
- 13,178 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotel owners.

 See note 4 of the Group Financial Statements on page 174.

Employment of disabled persons
IHG continues to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation.

We look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion.

 See our people disclosures on pages 29 to 33.

Visit **www.ihgplc.com/responsible-business** for more information.

2022 share awards and grants to employees
Our current policy is to settle the majority of awards or grants under the Company's share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company's share plans incorporate the current Investment Association's guidelines on dilution which provide that commitments to issue new shares or re-issue treasury shares under executive plans should not exceed 5%, and under all plans should not exceed 10%, of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2022, the Company transferred 650,000 treasury shares (0.35%) of the total issued share capital to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company's share plans over the last 10 years is 4.4%.

As at 31 December 2022, there were no options outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)
IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2022, the ESOT released 708,078 shares and at 31 December 2022 it held 864,147 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

Certain shares that have been allocated to share plan participants under the Annual Performance Plan (APP) are held in a nominee account on behalf of those participants by Computershares Investors Plc (Nominee). As at 31 December 2022 the Nominee held 235,132 forfeitable shares as part of the APP. The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee exercises those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms are held by the ESOT and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares, in any way it sees fit.

The Nominee holds ordinary shares in the Company, in the form of unvested share plan awards, allocated to Annual Performance Plan share plan participants. The number of shares can be found in note 27 to the Group Financial Statements on pages 209 and 210.

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.

Colleague Share Plan

The Company's employee share plan, known as the Colleague Share Plan, was first introduced in 2019 following approval by shareholders at the Company's 2019 AGM.

In accordance with the Colleague Share Plan Rules, participants' contributions are used to purchase shares on a monthly basis on behalf of the individuals (Purchased Shares) and held within the Nominee. At the end of the Plan Year, the participants receive a conditional right to receive one share (Matching Share) for every one Purchased Share that they have purchased. Provided the participants hold the Purchased Shares in the Nominee until the second anniversary of the end of the Plan Year, the conditional right to Matching Shares will vest.

In 2022, 73 shares vested outside of the usual timetable due to deaths or good leavers, and in January 2023, over 26,200 shares vested as part of the second Plan Year. As at 17 February 2023, the Nominee held 33,255 Purchased Shares in relation to the third Plan Year.

Code of Conduct

The Code of Conduct (our Code) applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details on our Code are set out in the Strategic Report on pages 41 and 42 and the Board's oversight of the Code is set out on page 105.

Business relationships with suppliers, customers and others

Our business relationships with our guests, hotel owners and suppliers are fundamental to our commercial success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the key matters discussed by the Board on pages 100 and 101. These included strategic and operational matters relating to our brand portfolio, loyalty strategy, technology and operating regions.

The Board monitors relationships through a mixture of presentations, reports and direct engagement. The Responsible Business Committee specifically reviews responsible procurement processes, targets and the Supplier Code of Conduct.

Details of how relationships have been maintained during the year are set out in the key stakeholder engagement tables on pages 38 and 39.

The Group is party to a technology agreement with Amadeus Hospitality Americas, Inc. (Amadeus), for the next generation central reservation system used by the Group. The initial term of 10 years will expire in 2028, and the Group has the right to extend this agreement for two additional periods of up to 10 years each on the same terms, conditions and pricing. The financial and performance obligations in this agreement are guaranteed by Amadeus IT Group S.A., the parent company of Amadeus.

Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole.

Future business developments of the Group

 Details on these are set out in the Strategic Report on pages 2 to 88.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy in respect of such donations. The Group's wider political donations policy continues to be kept under review.

Financial risk management

The Group's financial risk management objectives and policies, including its use of financial instruments, are set out in note 23 to the Group Financial Statements on pages 199 to 203.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

- The $1.35 billion syndicated loan facility agreement dated 28 April 2022 and (unless extended) maturing in April 2027, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable.
- The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond's credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company's option, repurchase the outstanding notes together with interest accrued.
- The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond's credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company's option, repurchase the outstanding notes together with interest accrued.
- The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond's credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company's option, repurchase the outstanding notes together with interest accrued.
- The four-year €500 million bond issued by the Company on 8 October 2020, under which, if the bond's credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company's option, repurchase the outstanding notes together with interest accrued.
- The eight-year £400 million bond issued by the Company on 8 October 2020, under which, if the bond's credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company's option, repurchase the outstanding notes together with interest accrued.

 Further details on material contracts are set out on page 250.

Disclosure of information to Auditor

For details, see page 140.

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we create value for IHG, our hotel owners and all our stakeholders. We recognise the risks from climate change and the importance of reducing our carbon footprint and our 2030 Science Based Target (SBT) reflects this. Our SBT is approved by the Science Based Targets initiative (SBTi) and aligns with the most ambitious goals of the Paris Agreement to keep global warming within 1.5°C and requires us to reduce Greenhouse Gas (GHG) emissions by 46% across our Scope 1 and 2 GHG emissions, as well as our Scope 3 GHG emissions covering both our Fuel and Energy Related Activities (FERA) and Franchise estate. During 2022, we have maintained a reduction in our absolute GHG emissions, with our Scope 1 and 2 location-based emissions from our owned, leased, managed, managed lease hotels and corporate offices reducing by 7.1% from our 2019 base year. Total Scope 1, 2 and 3 GHG emissions from the whole estate fell by 3.4% from the base year (towards a 2030 reduction target of 46%). As the industry

Directors' Report continued

recovers, we will continue to focus on achieving our carbon reduction goals by delivering the actions outlined in our Transition Plan (see pages 56 to 57 for more details) which includes driving

energy efficiency improvements across our existing estate hotels and developing very low carbon and net-zero new-builds, as well as implementing, where possible, renewable energy solutions.

Reporting boundary	Measure	2022 Global	2022 UK and UK offshore only	2021 Global	2021 UK and UK offshore only	2020 Global	2020 UK and UK offshore only
Scope 1 and 2 GHG emissions from operations under our direct control – IHG managed, owned, leased and managed lease hotels and corporate offices.	Total Energy – fuel use from hotel operations and hotel transport services, purchased electricity, heat, steam and cooling (kWh)	**6,051,717,997**	**56,865,500**	5,386,682,959	45,904,803	4,566,467,608	39,077,437
	Energy – fuel use from hotel operations and hotel transport services (kWh)	**2,093,660,811**	**27,407,539**	2,035,865,452	23,563,410	1,537,208,264	20,155,641
	Energy – purchased electricity, heat, steam and cooling (kWh)	**3,958,057,186**	**29,457,961**	3,350,817,507	22,341,393	3,029,259,244	18,921,795
	Scope 1 Direct emissions (tCO_2e from fuel use and refrigerants)	**482,917**	**5,306**	456,515	4,463	341,101	3,788
	Scope 2 Indirect emissions, Location-based (tCO_2e from purchased energy)	**1,999,890**	**5,683**	1,765,642	4,744	1,584,397	4,411
	Scope 2 Indirect emissions, Market-based (tCO_2e from purchased energy)	**1,995,125**	**4,373**	1,773,745	5,664	1,592,407	6,575
	Total Scope 1 and 2 emissions, Location-based (tCO_2e)	**2,482,807**	**10,989**	2,222,158	9,207	1,925,498	8,199
	Scope 1 and 2 intensity, Location-based (tCO_2e per ($000 revenue)*	**0.2742**	**0.0491**	0.3312	0.0757	0.3603	0.1230
Scope 3 GHG Emissions from operations outside our direct operational control – franchised hotels.	Scope 3 Indirect emissions from franchised hotel operations (tCO_2e)	**2,972,102**	**119,594**	2,884,212	128,447	2,199,529	111,831
Scope 3 GHG Emissions from operations outside our direct operational control – Fuel and Energy Related Activities (FERA) emissions.	Scope 3 Indirect emissions from FERA (tCO_2e)	**732,731**	**2,846**	624,281	2,510	396,487	1,528
Emissions from all operations – IHG franchised, managed, owned, leased and managed lease hotels and corporate offices	Total scope 1, 2 and 3 (franchise) GHG emissions (tCO_2e)	**5,454,909**	**130,582**	5,106,369	137,655	4,125,027	120,030
Emissions from all operations – IHG franchised, managed, owned, leased and managed lease hotels, corporate offices and FERA	Total scope 1, 2 and 3 (FERA and Franchise) GHG emissions (tCO_2e)	**6,187,640**	**133,428**	5,730,651	140,165	4,521,514	121,558

* This carbon intensity metric is calculated using total gross revenue generated by the owned, leased, managed lease and managed hotels.

GHG Scope boundaries
We report Scope 1, Scope 2 and Scope 3 emissions to the nearest tonne (tCO_2e) as defined by the GHG Protocol Corporate Accounting and Reporting Standard methodology, under the operational control approach:

- Scope 1 emissions are direct emissions from the burning of fuels or from refrigerant losses from our owned, leased, managed, managed lease hotels and corporate offices.

- Scope 2 emissions are indirect emissions generated by the energy purchased or acquired from our owned, leased, managed, managed lease hotels and corporate offices. A location-based and market-based method has been used to calculate emissions as outlined in the table above.

- Scope 3 emissions are indirect emissions that occur in a company's value chain. IHG report Scope 3 emissions category 3 – Fuel and Energy Related Activities (FERA) and category 14 – Franchises, which includes the Scope 1 and 2 emissions of our Franchise estate and their Scope 3 FERA emissions, as these emissions are covered by IHG's Science Based Target (SBT).

Methodology
We work with external consultants to give us a representative picture of IHG's carbon footprint to assess IHG's calendar year performance for the period 1 January to 31 December 2022, compared to previous years and our 2019 baseline year. Our consultants have used energy use data, as reported by hotels on IHG's Green Engage system, combined with reported occupancy room night data for the period 1 January 2022 to 30 September 2022. To estimate our global energy use, outlier checks were completed, and a gap filling, and extrapolation methodology was applied, where necessary.

Any missing datapoints for energy use were filled using average consumption per room night from the nearest 12-month period. Energy use for the final three months of 2022 has been estimated using an average consumption from the previous 12 months, applied to a projected number of occupied room nights to ensure that all hotels have a consumption figure corresponding to their likely occupancy. This approach was not used for fuel where it was not possible to determine whether data was missed or fuel was not used, or only purchased intermittently/seasonally. The IHG system size and number of occupied room nights used for our energy use estimations, was based on nine months of actual data and three months of data projections. The data projections used for quarter 4 of 2022 were based on operational forecasts and therefore do not directly correlate to the actual system size and occupancy data reported in the other sections of IHG's Annual Report and Responsible Business Report. Estimating quarter 4 enables us to report verifiable data for the calendar year, and this aligns with our financial reporting period, to enable analysis of both financial and non-financial indicators for the same period. As IHG's system size is continually changing, 2021, 2020, and 2019 data sets have been restated.

For more information on our restatement method and 2019 data, see our ESG databook at **www.ihgplc.com/responsible-business/reporting**

To calculate our emissions, we use the GHG Protocol Corporate Accounting and Reporting Standard methodology. Energy use (kWh) was converted to GHG Protocol Corporate Accounting Conversions and reported to the nearest tonne, in tCO_2e, across Scope 1, 2 and 3 emissions (as defined above). The most recent published emissions factors were used for all regions and applied to each energy data point to give associated GHG emissions. These were combined to produce average carbon footprints per occupied room night by region and region-brand group. Each average was calculated from the total carbon footprint in the group sample, divided by the total room nights in the group sample. For 2022, after outlier checks the sample covers 84% of UK hotels reporting energy use and 79% of our global hotels.

Energy reduction initiatives
IHG hotels globally use the IHG Green Engage system, a comprehensive online environmental management platform that helps them measure, track and report their utility consumption and carbon footprint, as well as providing over 200 'Green Solutions'

with detailed guidance to support hotels in reducing their energy, water and waste impacts. To comply with the IHG Green Engage standard, hotels are required among others to report their monthly energy consumption and complete key energy saving actions. In 2021, hotels were set an annual carbon reduction target to drive continuous improvement and in 2022 we have replaced this with a brand-new energy metric for hotels, which ensures the hotel targets set are relatable to hotels and within their control. To incentivise and facilitate our hotels reporting into Green Engage, IHG has been working on a more streamlined process for collecting centralised data. We have partnered with an energy specialist to collect data from utility companies or hotels directly and feed data directly into Green Engage, at no additional cost to our hotels. The information generated provides more accurate insights into a property's performance and how it might save money, as well as strengthening hotel request for proposal (RFP) responses to corporate clients. In 2022, we updated our brand standards to integrate energy conservation measures (ECMs); these include high-efficiency, low-flow aerated showerheads and tap faucets, and LED lighting. We have also been working to develop our decarbonisation roadmap which outlines our plan to deliver our SBT, see further details of our Transition Plan on pages 56 and 57. Further to this, the 2023-2025 cycle for Long Term Incentive Plan (LTIP) measures will include a new ESG measure, part of which will be targets related to decarbonisation actions.

Hotel Energy Reduction Opportunities (HERO) tool
Being part of IHG means hotel owners receive a range of support to empower them with the knowledge and resources they need to meet their energy reduction targets, and in 2022 we launched the Hotel Energy Reduction Opportunities (HERO) toolkit to guide hotels on the most effective energy conservation measures for their specific building. This provides indicative capital costs, energy reductions and payback periods for each one based on the hotel's facilities, climate and energy use. With the tool's assessment taking only 10 minutes to complete, we are aiming to significantly expand its use across all our hotels in 2023, which we are facilitating through the addition of six more languages and the development of a separate HERO tool in Chinese for our Greater China region which includes China-specific climate zones.

See our Responsible Business Report and ESG databook at **www.Ihgplc.com/responsible-business/reporting**

Listing Rules – compliance with LR 9.8.4C

The below table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Section	Applicable sub-paragraph within LR 9.8.4C	Location
1	Interest capitalised	Group Financial Statements, note 7, page 178
4	Details of long-term incentive schemes	Directors' Remuneration Report, pages 114 to 136

Going concern
An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 88 and in the Group information on pages 240 to 251.

As at 31 December 2022 the Group had total liquidity of $2,224m, comprising $1,350m of undrawn bank facilities and $774m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements is included on page 157.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2024 and there are no material uncertainties that may cast doubt on the Group's going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

 Please see the viability statement on pages 52 and 53.

By order of the Board,

Nicolette Henfrey
Company Secretary
InterContinental Hotels Group PLC
Registered in England and Wales, Company number 5134420
20 February 2023



Group information
History and developments

The Company was incorporated and registered in England and Wales with registered number 5134420 on 21 May 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. In 2004/05, as part of a scheme of arrangement to facilitate the return of capital to shareholders, the following structural changes were made to the Group: (i) on 24 March 2005, Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited; (ii) on 27 April 2005, New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC; and (iii) on 27 June 2005, New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC and became the holding company of the Group.

The Group, formerly known as Bass, and then Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In 1988 Bass acquired Holiday Inn International and the remainder of the Holiday Inn brand in 1990. The InterContinental brand was acquired by Bass in 1998 and the Candlewood Suites brand was acquired by Six Continents in 2003.

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC, comprising the hotels and soft drinks businesses, and Mitchells & Butler plc, comprising the retail and standard commercial property developments business.

The Group disposed of its interests in the soft drinks business by way of an initial public offering of Britvic (Britannia Soft Drinks Limited for the period up to 18 November 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on 21 November 2005), which became the holding company of the Britvic Group on 18 November 2005), a manufacturer and distributor of soft drinks in the UK, in December 2005. The Group now continues as a stand-alone hotels business.

Recent acquisitions and divestitures
The Group made no acquisitions nor disposals in 2022. In 2021, the Group disposed of a portfolio of three EVEN Hotels in the Americas region resulting in a net cash inflow of $44m.

 Further information is included in note 11 to the Group Financial Statements on page 184.

Capital expenditure
- Gross capital expenditure in 2022 totalled $161 million compared with $100 million in 2021 and $148 million in 2020, see page 231.
- At 31 December 2022, capital committed (being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements) totalled $6 million, see page 211.

Risk factors

The Group is subject to a variety of inherent risks that may have an adverse impact on its business operations, financial condition, turnover, profits, brands and reputation. This section describes the main risks that could materially affect the Group's business. The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material.

During 2022, the Group continued to face risks relating to macro external factors, including the impact of extended Covid-19 lockdowns in its Greater China market and then the sudden release of restrictions, continuing challenges with labour availability in key markets, exposure to ongoing geopolitical uncertainty and the war in Ukraine. These factors contributed to additional political, economic and financial market developments and uncertainties throughout 2022, including global supply chain disruptions, inflationary pressures, increases to the cost of borrowing due to rising interest rates and cybersecurity.

Following the outbreak of the war in Ukraine, the Group has now ceased all operations in Russia due to the ongoing and increasing challenges of operating there and consistent with evolving UK, US and EU sanction regimes. The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, one of which has remained open throughout the conflict.

While our strategy and ambition remains stable, the business is moving at a high speed as the industry recovers following the easing of Covid-19 restrictions. As a result, the Group must balance short-term execution and long-term goals, along with resilience in an environment of uncertainties relating to, for example, how it uses, stores, secures and transfers data; its ability to deliver innovation at scale and speed; owner preferences for and ability to invest in its brands; global and local supply chain efficiency and resiliency; and legal and regulatory complexity and litigation trends.

Several other factors will continue to remain important to the Group's outlook, including those relating to operational resilience, such as the safety and security of hotel operations; guest preferences for branded hotel experiences and loyalty in a competitive industry where expectations can evolve rapidly and where booking windows remain short; and its ability to attract and retain talent and capability where key aspects of the Group's growth ambitions and operations are dependent on access to experience and knowledge while salary inflation remains volatile.

The Group also faces emerging risks where the impact and likelihood are not yet fully understood or factors that may become significant in the medium- to long-term. This includes uncertainty linked to the rapidly evolving wider macroeconomic and geopolitical factors, including government policy and how this might impact travel patterns and business relationships.

To enable focus on the material risk factors facing the Group, the detail below has been organised under headings corresponding to the ordering of the principal risks outlined earlier in this document and considers the assessment of inherent risk trend and speed of potential impact on IHG objectives.

 The principal risks are on pages 47 to 51, the cautionary statements regarding forward-looking statements are on page 260 and financial and forward-looking information including note 8 on pages 179 to 183, and note 23 on pages 199 to 203.

1. Owner preferences for or ability to invest in our brands

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group's growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and the franchising business and management model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favourable as current arrangements; the Group may not be able to renew existing arrangements on similarly favourable terms, or at all.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance, which has been exacerbated in 2022, may restrict the supply of suitable hotel development opportunities under franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support individual or master brand or system improvement initiatives. This could result in franchisees prematurely terminating contracts, which could lead to disputes, litigation, damages and other expenses and would adversely impact the overall IHG System size and the Group's financial performance.

The Group is exposed to the risks of hotel industry overcapacity

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, for example, to additional Covid-19 restrictions on travel and customer confidence in business and leisure travel, whether related to pandemics, war, or otherwise, the cyclical nature of the hotel industry, other differences between planning assumptions and actual operating conditions, the cost-of-living crisis and changes in stakeholder expectations around environmental factors. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.

2. Data and information usage, storage, security and transfer

The Group is exposed to cybersecurity and data privacy risks

The Group is increasingly dependent upon the collection, usage, retention, availability, integrity and confidentiality of information, including, but not limited to: guest, employee and owner credit card, financial and personal data, business performance, financial reporting and commercial development. The information is sometimes held in different formats, such as digital, paper, voice recordings and video, and could be stored in many places, including cloud-based storage and facilities managed by third-party service providers, in our Company managed hotels, and by our independently owned and operated hotels, that are all subject to the same or similar risks.

Cyber breaches increasingly appear to be an unfortunate reality for most firms and risks relating to cybersecurity appear to be heightened in light of the war in Ukraine. The threats towards the hospitality industry and the Group's information are dynamic, and include cyber-attacks, fraudulent use, loss or misuse by employees and breaches of our vendors' security arrangements, among others.

For example, in 2022, parts of the Group's technology systems were subject to unauthorised activity, causing disruption to the Group's booking channels and other applications. A putative class action suit has been filed by a small group of hotel owners related to the incident. This cybersecurity breach follows additional previous cybersecurity incidents of a different nature in 2016.

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving (such as the EU GDPR, China cybersecurity law, and California privacy law). If the Group fails to protect information and ensure relevant controls are in place to enable the acceptable use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs.

We are also required to comply with marketing and advertising laws relating to our direct marketing practices, including email marketing, online advertising, and postal mailings. Further restrictions to the content or interpretations of these laws could adversely impact our current and planned activities and the effectiveness or viability of our marketing strategies to maintain, extend and acquire relationships with customers, and impact the amount and timing of our sales of certain products.

The Group is exposed to intellectual property risks

Given the importance of brand recognition to the Group's business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally, particularly in jurisdictions that may not have developed levels of protection for corporate assets, such as intellectual property, trade secret, know-how and customer information and records. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group's brands and its ability to develop the business and compete currently or in the future. Third-party claims that we infringe their intellectual property could lead to disputes, litigation, damages and other expenses.

 For information of incidents relating to cybersecurity and data privacy, see pages 212 and 251.

3. Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs and expectations evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, impact our appeal to owners, incur substantial costs or face other losses. This could further impact the Group's reputation in regards to innovation. (See also "2. Data and information usage, storage, security and transfer".)

Group information continued
Risk factors continued

The Group is exposed to competition from online travel agents and intermediaries

A proportion of the Group's bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These platforms offer a wide range of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers, which may impact the Group's profitability, undermine the Group's own booking channels and value to its hotel owners.

4. Global and local supply chain efficiency and resiliency

The Group is dependent upon a wide range of external stakeholders and business partners

The Group relies on the performance, behaviours and reputation of a wide range of business partners and external stakeholders, including, but not limited to, owners, contractors, lenders, suppliers, outsourced providers, vendors, joint-venture partners, online travel agents, third-party intermediaries and other business partners which may have different ethical values, interests and priorities. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdowns in relationships, contractual disputes, deterioration of the financial health of our partners, poor vendor performance, sub-standard control procedures, business continuity arrangements, insolvency, stakeholder behaviours or adverse reputations, which may be outside of the Group's control, could adversely impact on the Group's performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands.

5. Legal and regulatory complexity or litigation trends

The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group's business including corporate governance, health and safety, the environment, social responsibility, bribery and corruption, employment law and diversity, franchise laws and regulation, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group's strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group's results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 251.)

Domestic and international environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities

The Group is exposed to certain compliance costs and potential liabilities under various foreign and US federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions and reporting requirements relating to matters including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. The Group's failure to comply with such laws, including any required permits or licences, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly franchised, managed, owned, leased or managed lease hotels or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. The Group may also be required to remediate such substances or remove, abate or manage asbestos, mould, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect the Group's operations, the value of any affected property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements are increasingly stringent, and our costs may increase as a result.

The Group's financial performance may be affected by changes in tax laws

Many factors will affect the Group's future tax rate, the key ones being legislative developments, future profitability of underlying subsidiaries and tax uncertainties. Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. The Group continues to monitor significant tax reform proposals, most notably the development of the OECD's 'Pillar 2' Global Anti-Base Erosion rules.

6. Ethical and social expectations

The Group's reputation and the value of its brands are influenced by the perception of various stakeholders of the Group

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups, such as guests, owners, suppliers and communities in which the Group operates. The social and environmental impacts of its business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to (or fails to influence its business partners to) undertake responsible practices and engage in ethical behaviour, or fails to comply with relevant regulatory requirements.

7. Guest preferences for branded hotel experiences and loyalty

The Group is subject to a competitive and changing industry

The Group operates in a competitive industry and must compete effectively against traditional competitors such as other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, both global and specific to certain markets, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation such as short-term lets of private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group's market share, system size, profitability and relationships with owners and guests. The hospitality industry has previously experienced consolidation and further such activity may result in such competitors having access to increased resources, capabilities or capacity and provide advantages from scale of revenues, marketing funds and/or cost structures.

The Group is reliant on the reputation of its existing brands and is exposed to inherent reputation risks

Any event that materially damages the reputation of one or more of the Group's brands and/or fails to sustain the appeal of the Group's brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business. In particular, if the Group is unable to create consistent, valued and quality products and guest experiences across the franchised, managed, owned, leased and managed lease hotels or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group's brands could be influenced by a number of external factors outside the Group's control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners' perceptions of the value of the Group.

The Group is exposed to inherent uncertainties associated with brand development and expansion

In recent years the Group has launched or acquired a number of brands, such as EVEN Hotels, HUALUXE Hotels and Resorts, avid hotels, voco Hotels, Kimpton Hotels & Restaurants, Regent, Six Senses, Atwell Suites and Vignette Collection and has entered into an agreement with Iberostar. The Group also maintains co-branded credit card relationships to support the IHG Rewards programme and an exclusive loyalty partnership with Mr & Mrs Smith. Since the rollout, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, as well as continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group's ongoing agenda to deliver industry-leading net rooms growth creates risks relating to the transition of systems, new or changed operating models, services and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.

8. Our ability to attract and retain talent and capability

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group relies upon hiring and retaining highly skilled employees with particular expertise or leadership capability. The Group's strategic business plans could be undermined by failure to build and sustain a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, inadequate succession planning and incentive plans, or failure to invest in the development of key skills.

The Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees, up to and including Executive Directors. Some of the markets in which the Group operates may experience economic growth and/or low levels of unemployment, pay compression, and there may be attractive roles and competitive rewards available elsewhere which limit the ability to attract and retain talent.

Some emerging markets may not have the required local expertise to operate a hotel, particularly for luxury and lifestyle brands, and may not be able to attract the right talent. Failure to attract and retain employees and increasing labour costs may threaten the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless the Group maintains a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave.

Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies

A significant number of the Group's colleagues at its managed, owned, leased and managed lease hotels in the US, Canada, Mexico, Grand Cayman and Dutch Antilles are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them deteriorate, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. Collective bargaining agreements representing half of our organised colleagues in the US expired during 2022. These agreements were successfully renegotiated and extended to 2024. Agreements in Los Angeles are expected to be renewed during 2023. Hotel sector union member participation continues to increase in key markets within the Americas region, which may require IHG to enter into new labour agreements as more employees become unionised in the future. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services.

Labour regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs and limitations on our ability or the ability of our third-party property owners to take cost-saving measures during economic downturns. We do not have the ability to control the negotiations of collective bargaining agreements covering unionised labour employed by our third-party property owners and franchisees. Increased unionisation of our workforce, new labour legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies.

Group information continued
Risk factors continued

9. Operational resilience to incidents or disruption or control breakdown (including safety and security, geopolitical, health-related and fraud)

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events, such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics or contagious diseases (including but not limited to Covid-19), fire and day-to-day accidents, incidents and petty crime, which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation. Serious incidents or a combination of events could escalate into a crisis that, if managed poorly, could further expose the Group and its brands to significant reputational damage.

The Group is reliant upon the resilience of its reservation system and other key technology platforms and is exposed to risks that could disrupt their operation and/or integrity

The value of the Group is partly derived from the ability to drive reservations through its reservation system and technology platforms which are highly integrated with other processes and systems and linked to multiple sales channels, including the Group's own websites, in-house and third-party managed call centres, hotels, third-party intermediaries and travel agents.

The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as the rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, ransomware, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. These risks may be heightened when these capabilities are provided off shore or in cloud-based environments. Our franchisees and suppliers are also inherently vulnerable to the same risks.

Lack of resilience and operational availability of these systems provided by the Group or third-party technology providers and inability or difficulty in updating existing or implementing new functionality could lead to prolonged service disruption. This might result in significant business interruption, impact the guest booking experience, lead to loss of or theft of data, and subsequently adversely impact Group revenues, incur financial costs to remediate or investigate, lead to regulatory and/or contractual enforcement actions or lawsuits, or damage the Group's reputation and relationships with hotel owners.

The Group is exposed to political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability and/or cost of credit (due to rising interest rates) and currency fluctuations that could lower revenues and reduce income. The outlook for 2023 may worsen due to continuing disruption from Covid-19 on domestic and international travel patterns; potential disruptions in the US economy; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; continued unrest in parts of the Middle East, Africa and Asia; the war in Ukraine; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes and other trade restrictions or controls. The interconnected nature of economies suggests any of these events, or other events, could trigger a recession that reduces leisure and business travel as demand for our services is closely associated with the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during economic downturns or low levels of economic growth, and the recovery period in our

industry may fail to keep pace with overall economic improvement. Such declines in demand for our products and services could adversely affect room rates and/or occupancy levels and other income-generating activities. Specifically, the Group is most exposed to the impact of political and economic risk factors in relation to the US market and to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group's ability to secure and retain franchise or management agreements.

Accordingly, the Group is particularly susceptible to adverse changes in these economies, as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the financial health of current and potential owners and their ability to access capital, which could impact existing operations, timely payment of IHG fees and the health of the pipeline.

The Group is exposed to continued disruption and consequences from the war in Ukraine

The Group has ceased all operations in Russia. Although these operations were not material to consolidated financial results, the Group continues to face uncertainty relating to the broader consequences of this conflict on global macroeconomic conditions. These uncertainties include the potential for governments to impose additional sanctions or other economic or military measures. Further expansion or escalation of military confrontations or related geopolitical tensions, including increased restrictions on global trade, could also result in, among other things, depressed or restricted travel demand, declines in consumer confidence and economic growth, an increased likelihood of cyber attacks or information technology disruption, supply chain disruptions, increases in inflation rates, changes to foreign currency exchange rates, constraints, volatility or disruption in financial markets, the decreased availability of raw materials, supplies, freight and labour, and uncertainty about economic and global stability.

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, the Group's claims experience and wider external market forces may limit the scope of coverage the Group can obtain and the Group's ability to obtain coverage at reasonable rates. Other forces beyond the Group's control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance carried by the Group, our owners or other partners for damage, other potential losses or liabilities to third parties involving properties that we own, manage or franchise could expose the Group to large claims or could result in the loss of capital invested in properties.

The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring

The Group may seek to make strategic transactions, including acquisitions, divestments or investments in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms, or at all, and may not realise the anticipated benefits from such transactions. Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions. The Group may also continue to make organisational adjustments to support delivery of our growth ambitions, including the integration of acquisitions into the Group's operating processes and systems. This creates inherent risks of complexity and that any changes made could be unsustainable or that we are unable to achieve the return envisaged through reinvestment. In addition, the Group may face unforeseen costs and liabilities, diversion of management attention, as well as longer-term integration and operational risks, which could result in a failure to realise benefits, financial losses, lower employee morale and loss of talent.

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants
While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned, leased and managed lease hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group's borrowing facilities are only available if the financial covenants in the facilities are complied with. Non-compliance with covenants could result in the Group's lenders demanding repayment of the funds advanced and any undrawn facilities could be unavailable. If the Group's financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.

The Group's operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations
Cash and cash equivalents is held in short-term deposits and money market with short maturities. Most of the Group's funds are held in the UK or US, although $24 million (2021: $77 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium- and long-term borrowing requirements are met through committed bank facilities and bonds. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.

The Group is exposed to an impairment of the carrying value of our brands, goodwill or other tangible and intangible assets negatively affecting our consolidated operating results
Significant amounts of goodwill, intangible assets, right-of-use assets, property, plant and equipment, investments and contract assets are recognised on the Group balance sheet. We review the value of our goodwill and indefinite-lived intangible assets for impairment annually (or whenever events or circumstances indicate impairment may have occurred). Changes to estimated values can result from political, economic and financial market developments or other shifts in the business climate, the competitive environment, the perceived reputation of our brands (by guests or owners), or changes in interest rates, operating cash flows, market capitalisation, or developments in the legal or regulatory environment.

Because of the significance of our goodwill and other non-current assets, we have incurred and may incur future impairment charges on these assets which could have a material adverse effect on our financial results or result in reversals of impairments not being correctly identified and recorded.

Due to significant challenges and uncertainty in the data associated with both risks and opportunities, the Group is not yet able to fully quantify the potential financial impacts of climate change. The Group continues to refine its workplan to enable quantification in the future and is focused on ensuring the identified risks and opportunities are integrated into our business strategy.

The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings
The US dollar is the predominant currency of the Group's revenue and cash flows. Movements in foreign exchange rates can affect the Group's reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group's reported debt has an exposure to borrowings held in pounds sterling (including €1,000 million euro bonds which have been swapped into sterling using currency swaps). Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations.

Our exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results. The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and may use interest rate swaps to manage the exposure.

The Group could be affected by credit risk on treasury transactions
The Group uses long-term credit ratings from Standard and Poor's, Moody's and Fitch Ratings as a basis for setting its counterparty limits. In order to manage the Group's credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty. The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In respect of credit risk arising from financial assets, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The carrying amount of financial assets represents the maximum exposure to credit risk.

10. The impact of climate change on hospitality (physical and transition risks for IHG)
The Group is exposed to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change
The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics and pandemics or threats thereof, travel-related accidents or industrial action, natural or man-made disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. Additionally, the Group may be impacted by increasing stakeholder and societal expectations and attitudes in relation to factors contributing to climate change including overtravel and overtourism, and those linked directly to hotels including waste, water, energy, or impact on local communities. A decrease in the demand for business and/or leisure hotel rooms as a result of such events or attitudinal and demand shifts may have an adverse impact on the Group's operations or growth prospects and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss, and consequently impact the value of our brands and/or the reputation of the Group.

The Group is exposed to risks relating to our commitments in relation to Climate Change
In line with our commitment to reduce our energy use and carbon emissions in line with climate science, the Group has implemented a 2030 science-based target to reduce absolute scope 1, 2, and scope 3 greenhouse gas emissions from fuel and energy-related activities and franchises by 46.2% by 2030 from a 2019 base year. This ambition is challenging to implement and will require significant transformation across IHG, hotel owners and supply chain partners, including investment in physical assets and operational procedures. If these changes, many of which are outside of IHG's control, do not occur, the Group may have difficulty achieving its public commitments, which may impact the reputation of the Group.

Group information continued
Directors' and Executive Committee members' shareholdings

As at 17 February 2023: (i) Executive Directors had the number of beneficial interests in shares (including Directors' share awards under IHG's share plans) set out in the table on page 131; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 134; and (iii) Executive Committee members had the number of beneficial interests in shares (including members' share awards under IHG's share plans) set out in the table below. These shareholdings indicate all Directors' or Executive Committee members' beneficial interests and those held by their spouses and other connected persons. As at 17 February 2023, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

Executive Committee member	Number of shares held outright			APP deferred share awards			LTIP share awards (unvested)			Total number of shares held		
	17 Feb 2023	31 Dec 2022	31 Dec 2021	17 Feb 2023	31 Dec 2022	31 Dec 2021	17 Feb 2023	31 Dec 2022	31 Dec 2021	17 Feb 2023	31 Dec 2022	31 Dec 2021
Keith Barr	93,263	93,263	81,830	29,090	29,090	26,696	173,441	173,441	143,231	295,794	295,794	251,757
Paul Edgecliffe-Johnson	66,869	66,869	58,723	21,389	21,389	19,137	107,945	107,945	95,959	196,203	196,203	173,819
Elie Maalouf	83,340	83,340	74,698	21,308	21,308	19,625	111,089	111,089	96,790	215,737	215,737	191,113
Claire Bennett	30,070	30,070	22,045	13,906	13,906	13,144	57,019	57,019	54,499	100,995	100,995	89,688
Jolyon Bulley	52,164	52,164	52,164	14,228	14,228	10,219	57,380	57,380	53,683	123,772	123,772	116,066
Yasmin Diamond	2,902	2,902	2,902	9,877	9,877	8,557	39,070	39,070	37,836	51,849	51,849	49,295
Nicolette Henfrey	4,815	4,815	1,801	8,981	8,981	3,594	43,417	43,417	38,996	57,213	57,213	44,391
Wayne Hoare	5,700	5,700	2,714	9,408	9,408	1,867	48,516	48,516	38,945	63,624	63,624	43,526
Kenneth Macpherson	24,060	24,060	24,060	14,088	14,088	13,066	55,719	55,719	54,202	93,867	93,867	91,328
George Turner	37,059	37,059	30,100	14,052	14,052	12,920	57,616	57,616	55,070	108,727	108,727	98,090

Executive Directors' benefits upon termination of office

All current Executive Directors have a rolling service contract with a notice period from the Group of 12 months. As an alternative, the Group may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct.

Payment in lieu of notice could potentially include up to 12 months' salary and the cash equivalent of 12 months' pension contributions, and other contractual benefits. Where possible, the Group will seek to ensure that, where a leaver mitigates their losses by, for example, finding new employment, there will be a corresponding reduction in compensation payable for loss of office.

 Visit **www.ihgplc.com/investors** under Corporate governance in the Directors' Remuneration Policy section, for further details about the determination of termination payments in the Directors' Remuneration Policy.

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee
Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: • Share distributions, stock splits, rights, mergers • Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities	$5 for each 100 ADSs (or portion thereof)
Receiving or distributing dividends	Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)
	Distribution of cash	$0.05 or less per ADS (or portion thereof)
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)
Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)
Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs	$0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions
Expenses of the depositary	Expenses incurred on behalf of ADR holders in connection with: • Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment • The ADR Depositary's or its custodian's compliance with applicable laws, rules or regulations • Stock transfer or other taxes and other governmental charges • Cable, telex, facsimile transmission/delivery • Transfer or registration fees in connection with the deposit and withdrawal of deposited securities • Expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency) • Any other charge payable by the ADR Depositary or its agents	Expenses payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction

Fees and charges payable by a depositary

J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG's ADR programme. The ADR Depositary's principal executive office is at: J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company's ADR programme and incurred by the Company in connection with the ADR programme. The Company did not receive any payments from the ADR Depositary during the year ended 31 December 2022 in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

Group information continued
Articles of Association

The Company's Articles of Association (the Articles) were first adopted with effect from 27 June 2005 and were most recently amended at the AGM held on 7 May 2020 and are available on the Company's website at **www.ihgplc.com/investors** under Corporate governance. The following summarises material rights of holders of the Company's ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

The Company's shares may be held in certificated or uncertificated form. No holder of the Company's shares will be required to make additional contributions of capital in respect of the Company's shares in the future.

In the following description, a 'shareholder' is the person registered in the Company's register of members as the holder of the relevant share.

Principal objects
The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 5134420. The Articles do not restrict its objects or purposes.

Directors
Under the Articles, a Director may have an interest in certain matters ('Permitted Interest') without the prior approval of the Board, provided they have declared the nature and extent of such Permitted Interest at a meeting of the Directors or in the manner set out in Section 184 or Section 185 of the Companies Act.

Any matter in which a Director has a material interest, and which does not comprise a Permitted Interest, must be authorised by the Board in accordance with the procedure and requirements contained in the Articles. In particular, this includes the requirement that a Director may not vote on a resolution to authorise a matter in which they are interested, nor may they count in the quorum of the meeting at which such business is transacted.

Further, a Director may not vote in respect of any proposal in which they, or any person connected with them, has any material interest other than by virtue of their interests in securities of, or otherwise in or through, the Company, nor may they count in the quorum of the meeting at which such business is transacted. This is subject to certain exceptions, including in relation to proposals: (a) indemnifying them in respect of obligations incurred on behalf of the Company; (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (c) relating to an offer of securities in which they will be interested as an underwriter; (d) concerning another body corporate in which the Director is beneficially interested in less than one per cent of the issued shares of any class of shares of such a body corporate; (e) relating to an employee benefit in which the Director will share equally with other employees; and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company.

The Directors have authority under the Articles to set their own remuneration (provided certain criteria are met). While an agreement to award remuneration to a Director is an arrangement with the Company that comprises a Permitted Interest (and therefore does not require authorisation by the Board in that respect), it is nevertheless a matter that would be expected to give rise to a conflict of interest between the Director concerned and the Company, and such conflict must be authorised by a resolution of the Board. The Director that is interested in such a matter may neither vote on the resolution to authorise such conflict, nor count in the quorum of the meeting at which it was passed. Furthermore, as noted above, the interested Director is not permitted to vote in respect of any proposal in which they have any material interest (except in respect of the limited exceptions outlined above) nor may they count in the quorum of the meeting at which such business is transacted.

As such, a Director has no power, in the absence of an independent quorum, to vote on compensation to themselves, but may vote on a resolution (and may count in the quorum of the meeting at which it was passed) to award compensation to Directors provided those arrangements do not confer a benefit solely on them.

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to any limitation in the Articles, unless sanctioned by an ordinary resolution of the Company. At the Company's AGM on 7 May 2021, shareholders approved the amendment of the borrowing limit in the Articles from an amount equal to three times the share capital and consolidated reserves, to $5 billion.

Under the Articles, there are no age-limit requirements relating to a person's qualification to hold office as a Director of the Company.

Directors are not required to hold any shares of the Company by way of qualification.

The Articles require annual retirement and re-election of all Directors at the AGM.

Rights attaching to shares
Dividend rights and rights to share in the Company's profits
Under English law, dividends are payable on the Company's ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. No dividend will bear interest as against the Company.

Holders of the Company's ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

The Company's Board of Directors may declare and pay to shareholders such interim dividends as appear to them to be justified by the Company's financial position. If authorised by an ordinary resolution of the shareholders, the Board of Directors may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company).

Any dividend unclaimed by a member (or by a person entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law) after six years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting rights
The holders of ordinary shares are entitled, in respect of their holdings of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles.

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. Resolutions put to the members at electronic general meetings shall be voted on by a poll, which poll votes may be cast by such electronic means as the Board in its sole discretion deems appropriate for the purposes of the meeting.

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

- the Chair of the meeting;
- at least five shareholders present in person or by proxy and entitled to vote at the meeting;

- any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

- any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds:

- an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the Auditor, the increase of share capital or the grant of authority to allot shares; and

- a special resolution, which includes resolutions amending the Articles, disapplying statutory pre-emption rights, modifying the rights of any class of the Company's shares at a meeting of the holders of such class or relating to certain matters concerning the Company's winding up or changing the Company's name.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons present and entitled to vote at a meeting at which there is a quorum.

Special resolutions require the affirmative vote of not less than three-quarters of the persons present and entitled to vote at a meeting at which there is a quorum.

AGMs must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted.

The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places or to allow for shareholders to attend and participate in shareholder meetings by electronic means.

Variation of rights

If, at any time, the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of that class.

Rights in a winding-up

Except as the Company's shareholders have agreed or may otherwise agree, upon the Company's winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them:

- after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

- subject to any special rights attaching to any class of shares.

This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the Company's assets in kind.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company's shareholders.

Working Time Regulations 1998

In the UK, many employees of Group companies are covered by the Working Time Regulations which came into force on 1 October 1998. These regulations implemented the EU Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave. The Working Time Regulations continue to apply in the UK following the UK's exit from the EU as retained EU law under the European Union (Withdrawal) Act 2018, as amended.

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2022, the minimum wage for individuals aged 18 to 20 was £6.83 per hour, aged 21 to 22 was £9.18 per hour and for those aged 23 or over was £9.50 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships.

This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government.

None of the Group's UK employees are covered by collective bargaining agreements with trade unions.

Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner.

Group information continued
Material contracts

The following contracts have been entered into otherwise than in the course of ordinary business by members of the Group: (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material; or (ii) that contain provisions under which any Group member has any obligation or entitlement that is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

Syndicated Facility
On 28 April 2022, the Company signed a five-year $1.35 billion bank facility agreement (Syndicated Facility) with Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd, London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Securities, Inc., Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch all acting as lenders, mandated lead arrangers and joint bookrunners and MUFG Bank, Ltd. as facility agent. The interest margin payable on borrowings under the Syndicated Facility is linked to the long-term credit rating assigned to the senior unsecured and unsubordinated debt of the Company. The margin can vary between the applicable reference rate + 0.50% and the applicable reference rate + 1.00% depending on the credit rating. The Syndicated Facility was undrawn as at 31 December 2022.

£3 billion Euro Medium Term Note programme
In 2020, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of €500 million 1.625% notes due 8 October 2024 (2020 Euro Issuance) and a tranche of £400 million 3.375% notes due 8 October 2028 (2020 GBP Issuance).

On 14 September 2020, an amended and restated trust deed (Trust Deed) was executed by InterContinental Hotels Group PLC as issuer (Issuer), Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and HSBC Corporate Trustee Company (UK) Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by four supplemental trust deeds dated 7 July 2011, 9 November 2012, 16 June 2015 and 11 August 2016 between the same parties relating to the Programme, were amended and restated. Under the Trust Deed, the Issuer may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £3 billion (or its equivalent in other currencies).

Notes are to be issued in series (each a Series) in bearer form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. A Tranche of Notes may be issued on the terms and conditions set out in a base prospectus as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuer and the Guarantors has given certain customary covenants in favour of the Trustee.

The Final Terms issued under each of the 2020 Euro Issuance and the 2020 GBP Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment grade credit rated by the end of the Change of Control Period.

On 14 September 2020, the Issuer and the Guarantors entered into an amended and restated agency agreement (Agency Agreement) with HSBC Bank plc as principal paying agent and the Trustee, pursuant to which the Issuer and the Guarantors appointed paying agents and calculation agents in connection with the Programme and the Notes.

Under the Agency Agreement, each of the Issuer and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents.

On 14 September 2020, the Issuer and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with HSBC Bank plc as arranger and Barclays Bank PLC, Commerzbank Aktiengesellschaft, HSBC Bank plc, Merrill Lynch International, MUFG Securities EMEA plc, Truist Securities, Inc. and Wells Fargo Securities International Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the Programme and the Notes.

Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of the Dealers.

Exchange controls and restrictions on payment of dividends

There are no restrictions on dividend payments to US citizens.

Although there are currently no UK foreign exchange control restrictions on the export or import of capital or the payment of dividends on the ordinary shares or the ADSs, economic sanctions which may be in force in the UK from time to time impose restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries.

Other than economic sanctions which may be in force in the UK from time to time, there are no restrictions under the Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares or the ADSs. In addition, the Articles contain certain limitations on the voting and other rights of any holder of ordinary shares whose holding may, in the opinion of the Directors, result in the loss or failure to secure the reinstatement of any licence or franchise from any US governmental agency held by Six Continents Hotels, Inc. or any subsidiary thereof.

Legal proceedings

Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known. It is the Company's view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group's financial position or profitability.

Notwithstanding the above, the Company notes the matters set out below, which are ongoing. Litigation is inherently unpredictable and, as of 20 February 2023, unless stated otherwise, the outcome of these matters cannot be reasonably determined.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC (CPTS) against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the licence agreement and seeks a declaratory judgement from the court that it has the right to terminate its licence with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgement and alleging breach of contract and fraud. On 1 May 2018, the court granted IHG's motion for preliminary injunction and ruled that the licence agreement at issue is not terminable at will by CPTS. As of 20 February 2023, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 26 June 2017 against InterContinental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers' financial information to be compromised. As of 20 February 2023, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 5 April 2019 and amended on 16 December 2019 against Kimpton seeking class action status and alleging harm related to the compromise of personal information due to a data security breach. The allegations relate to a breach of the reservation system previously used by Kimpton. This matter has been resolved.

Seven claims were filed in March 2022 against Holiday Hospitality Franchising LLC, Six Continents Hotels, Inc., and the IHG Owner's Association, seeking class action status on behalf of IHG franchisees. Following dismissal of two claims and consolidation of the remaining, an amended claim was filed against Holiday Hospitality Franchising LLC and Six Continents Hotels, Inc., alleging claims for breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, declaratory judgement, violation of the Sherman Act and demand for accounting. The claims allege that IHG, as franchisor, is engaged in unlawful business practices relating to numerous programmes, products and requirements which are purportedly part of IHG's franchise system. As of 20 February 2023, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 15 September 2022 against Holiday Hospitality Franchising LLC, Six Continents Hotels, Inc., and IHG Technology Solutions, Inc. seeking class action status and damages for alleged claims for breach of contract, deceptive trade practices under state law, negligence and unjust enrichment. The allegations relate to the criminal, unauthorised access into IHG's systems. As of 20 February 2023, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

An arbitration was filed on December 11, 2022, alleging that Holiday Inns Middle East Limited breached its contractual obligations by causing delay in relation to the opening of a hotel. The claim seeks monetary damages for various alleged losses. As of 20 February 2023, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

Shareholder information
Taxation

This section provides a summary of material US federal income tax and UK tax consequences to the US holders, described below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss all of the tax considerations that may be relevant to any particular US holder, such as the provisions of the Internal Revenue Code of 1986, as amended (IR Code) known as the Medicare Contribution tax or tax consequences to US holders subject to special rules, such as:

- certain financial institutions;
- insurance companies;
- dealers and traders in securities who use a mark-to-market method of tax accounting;
- persons holding ordinary shares or ADSs as part of a straddle, conversion transaction, integrated transaction or wash sale, or persons entering into a constructive sale with respect to the ordinary shares or ADSs;
- persons whose functional currency for US federal income tax purposes is not the US dollar;
- partnerships or other entities classified as partnerships for US federal income tax purposes;
- persons liable for the alternative minimum tax;
- tax-exempt organisations;
- persons who acquired the Company's ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; and
- persons who, directly or indirectly, own ordinary shares or ADSs representing 10% or more of the Company's voting power or value.

This section does not generally deal with the position of a US holder who is resident in the UK for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which such ADSs or ordinary shares are attributable ('trading in the UK').

As used herein, a 'US holder' is a person who, for US federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is: (i) a citizen or individual resident of the US; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the US, any state therein or the District of Columbia; (iii) an estate whose income is subject to US federal income tax regardless of its source; or (iv) a trust, if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is based on the IR Code, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of HM Revenue and Customs (HMRC), all as of the date hereof. These laws, and that practice, are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the ADR Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, an owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. For UK tax purposes, in practice, HMRC will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs (although case law has cast some doubt on this). The discussion below assumes that HMRC's position is followed.

Generally, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty or stamp duty reserve tax (SDRT) may arise as described below.

Investors should consult their own tax advisers regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

The following disclosures assume that the Company is not, and will not become, a passive foreign investment company (PFIC), except as described below.

Taxation of dividends
UK taxation
Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares.

US federal income taxation
A US holder is generally subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company's current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder's basis in the shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company's current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, it is expected that amounts distributed will be reported to the Internal Revenue Service (IRS) as dividends.

Subject to applicable limitations, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute 'qualified dividend income'. The Company expects that dividends paid by the Company with respect to the ADSs will constitute qualified dividend income. Non-corporate US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

Dividends must be included in income when the US holder, in the case of shares, or the ADR Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends will generally be income from sources outside the US.

The amount of any dividend paid in pounds sterling will be the US dollar value of the sterling payments made, determined at the spot sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on that date, a US holder should not be required to recognise foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss from sources within the US.

Taxation of capital gains

UK taxation

A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will not generally be liable for UK taxation on capital gains, or eligible for relief for allowable losses, realised or accrued on the sale or other disposal of ADSs or ordinary shares. A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident in the UK or has become temporarily treated as non-resident for UK tax purposes for a period of not more than five years and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not treated as resident in the UK at the time of the sale or other disposal.

US federal income taxation

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and its tax basis in the ordinary shares or ADSs, each determined in US dollars. Such capital gain or loss will be a long-term capital gain or loss where the US holder has a holding period greater than one year. Losses may also be treated as long-term capital losses to the extent of certain 'extraordinary dividends' that qualified for the preferential tax rates on qualified dividend income described above. The capital gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company's ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2022 taxable year. However, the Company's PFIC status is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any 'excess distribution' received on the ordinary shares or ADSs (generally, the excess of distributions received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC for the taxable year of the distribution or the preceding taxable year.

Certain elections may be available (including a market-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were a PFIC for any taxable year in which a US holder held ordinary shares or ADSs, a US holder would generally be required to file IRS Form 8621 with their annual US federal income tax returns, subject to certain exceptions.

Additional tax considerations

UK inheritance tax

An individual who is neither domiciled nor deemed domiciled in the UK is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but HMRC may take the view that the ADSs, as well as the ordinary shares, are or represent UK-situs assets.

However, an individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention (the Convention)), and is not a UK national as defined in the Convention, will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of the ordinary shares or ADSs on the individual's death or on a transfer of the ordinary shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual's estate is reduced as a result of any transfer made by way of gift or other undervalue transfer, broadly within seven years of death, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

UK stamp duty and SDRT

Neither stamp duty nor Stamp Duty Reserve Tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does however provide for stamp duty (in the case of transfers) or SDRT to be payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are issued or transferred to a person (or a nominee or agent of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits.

Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. HMRC's published practice states that the disapplication of the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance services or depositary receipt systems in accordance with the relevant principles of EU law will remain the position following the UK's exit from the EU unless the relevant UK statutory provisions are amended. In HMRC's view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

Shareholder information continued
Taxation continued

A transfer of the underlying ordinary shares will generally be subject to stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the depositary to an ADS holder, under which no beneficial interest passes, will not be subject to stamp duty or SDRT.

Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be creditable for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of the ADSs or ordinary shares.

US backup withholding and information reporting
Payments of dividends and sales proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Certain US holders who are individuals (and certain specified entities), may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisers regarding any reporting obligations they may have with respect to the Company's ordinary shares or ADSs.

Disclosure controls and procedures

As of the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act 1934).

These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act 1934 is recorded, processed, summarised and reported within the specified periods. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group's disclosure controls and procedures were effective.

Summary of significant corporate governance differences from NYSE listing standards

The Group's statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on pages 137 and 138.

IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer, IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:

Basis of regulation
The Code contains a series of principles and provisions. Listed companies are required to state how they have applied the Code's principles and the provisions operate on a 'comply or explain' basis, where any areas of non-compliance should be disclosed with an explanation for the non-compliance.

In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE.

Independent Directors
The Code's principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 20 February 2023, the Board consisted of the Chair, independent at the time of her appointment, three Executive Directors and nine independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board's judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE's tests in reaching this determination.

Chair and Chief Executive Officer
The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company's business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 20 February 2023 and throughout 2022, fulfilled by separate individuals.

Committees
The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company's Nomination, Audit and Remuneration Committees consist entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company's Nomination Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board, including recommending suitable candidates for the role of Senior Independent Non-Executive Director. The Company's Nomination Committee consists of the Chair and independent Non-Executive Directors.

The Chair of the Company is not a member of either the Remuneration or Audit Committees. As set out on page 105, the Audit Committee is chaired by an independent Non-Executive Director who, in the Board's view, has the experience and qualifications to satisfy the criterion under US rules for an 'audit committee financial expert'.

Non-Executive Director meetings
NYSE rules require that non-management Directors of US companies must meet on a regular basis without management present, and independent Directors must meet separately at least once per year. The Code recommends: (i) the Board Chair to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chair present to appraise the Chair's performance. The Company's Non-Executive Directors have met frequently without Executive Directors being present, and intend to continue this practice, after every Board meeting if possible.

Shareholder approval of equity compensation plans
The NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. The Company complies with UK requirements which are similar to the NYSE rules. The Board does not, however, explicitly take into consideration the NYSE's detailed definition of 'material revisions'.

Code of Conduct
The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on pages 41 and 42, IHG's Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company's website at **www.ihgplc.com/responsible-business**. No waivers have been granted under the Code of Conduct.

Compliance certification
Each chief executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As the Company is a foreign private issuer, the Company's Chief Executive Officer is not required to make this certification. However, he is required to notify the NYSE promptly in writing after any of the Company's executive officers become aware of any non-compliance with those NYSE corporate governance rules applicable to the Company.

Shareholder information continued
Return of funds

Since March 2003, the Group has returned over £7 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing	Total return	Returned to date
£501m special dividend[a]	Paid in December 2004	£501m	£501m
£250m share buyback	Completed in 2004	£250m	£250m
£996m capital return[a]	Paid in July 2005	£996m	£996m
£250m share buyback	Completed in 2006	£250m	£250m
£497m special dividend[a]	Paid in June 2006	£497m	£497m
£250m share buyback	Completed in 2007	£250m	£250m
£709m special dividend[a]	Paid in June 2007	£709m	£709m
£150m share buyback	N/A[b]	£150m	£120m
$500m special dividend[ac]	Paid in October 2012	£315m[d] ($500m)	£315m[e] ($505m)
$500m share buyback	Completed in 2014	£315m[d] ($500m)	£315m ($500m)[f]
$350m special dividend	Paid in October 2013	£229m[g] ($350m)	£228m ($355m)[h]
$750m special dividend[a]	Paid in July 2014	£447m[i] ($750m)	£446m ($763m)[j]
$1,500m special dividend[a]	Paid in May 2016	£1,038m[k] ($1,500m)	£1,038m ($1,500m)
$400m special dividend[a]	Paid in May 2017	£309m[l] ($400m)	£310m ($404m)
$500m special dividend[a]	Paid in January 2019	£389m[m] ($500m)	£388m ($510m)
$500m share buyback	Completed in January 2023	£432m ($496m)	£432m ($496m)
Total		£7,077m	£7,045m

[a] Accompanied by a share consolidation.

[b] This programme was superseded by the share buyback programme announced on 7 August 2012.

[c] IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

[d] The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

[e] Sterling dividend translated at $1=£0.624.

[f] Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

[g] The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

[h] Sterling dividend translated at $1=£0.644.

[i] The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

[j] Sterling dividend translated at $1=£0.5845.

[k] The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

[l] The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

[m] The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

Purchases of equity securities by the Company and affiliated purchaser

The Group's $500m share buyback programme was announced on 9 August 2022 and completed on 31 January 2023.
As at 31 December 2022, 9,060,715 shares had been repurchased at an average price of 47.1702 pence per share (approximately £427m).

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	18,321,631[a]
Month 2 (no purchases this month)	nil	nil	nil	18,321,631[a]
Month 3 (no purchases this month)	nil	nil	nil	18,321,631[a]
Month 4 (no purchases this month)	nil	nil	nil	18,321,631[a]
Month 5 (no purchases this month)	nil	nil	nil	18,401,631[b]
Month 6 (no purchases this month)	nil	nil	nil	18,401,631[b]
Month 7 (no purchases this month)	nil	nil	nil	18,401,631[b]
Month 8	553,681	49.7082	553,681	18,401,631[b]
Month 9	3,426,985	45.9347	3,426,985	18,401,631[b]
Month 10	3,315,974	45.1271	3,315,974	18,401,631[b]
Month 11	1,410,242	47.4133	1,410,242	18,401,631[b]
Month 12	353,833	48.2675	353,833	18,401,631[b]

[a] Reflects the resolution passed at the Company's AGM held on 7 May 2021.

[b] Reflects the resolution passed at the Company's AGM held on 6 May 2022.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend		Total dividend		Special dividend	
	pence	cents	pence	cents	pence	cents	pence	cents
2022	**37.8**	**43.9**	**N/A[a]**	**94.5**	**N/A[a]**	**94.5**	**–**	**–**
2021	–	–	67.50	85.9	67.50	85.9	–	–
2020	–	–	–	–	–	–	–	–
2019	32.0	39.9	–[b]	–[b]	32.0	39.9	–	–
2018	27.7	36.3	60.4	78.1	88.1	114.4	203.8[ce]	262.1[ce]
2017	24.4	33.0	50.2	71.0	74.6	104.0	156.4[c]	202.5[c]
2016	22.6	30.0	49.4	64.0	72.0	94.0	438.2[c]	632.9[c]
2015	17.7	27.5	40.3	57.5	58.0	85.0	–	–
2014	14.8	25.0	33.8	52.0	48.6	77.0	174.9[c]	293.0[c]
2013	15.1	23.0	28.1	47.0	43.2	70.0	87.1	133.0
2012	13.5	21.0	27.7	43.0	41.2	64.0	108.4[c]	172.0[c]
2011	9.8	16.0	24.7	39.0	34.5	55.0	–	–
2010	8.0	12.8	22.0	35.2	30.0	48.0	–	–
2009	7.3	12.2	18.7	29.2	26.0	41.4	–	–
2008[c]	6.4	12.2	20.2	29.2	26.6	41.4	–	–
2007	5.7	11.5	14.9	29.2	20.6	40.7	200[c]	–
2006	5.1	9.6	13.3	25.9	18.4	35.5	118[c]	–

[a] The sterling amount of the final dividend will be announced on 26 April 2023 using the average of the daily exchange rates for the three working days commencing 21 April 2023.

[b] The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share.

[c] Accompanied by a share consolidation.

[d] IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

[e] This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

Shareholder information continued
Shareholder profiles

Shareholder profile by type as at 31 December 2022

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	29,444	95.41%	7,327,530	4.00%
Nominee companies	1,096	3.55%	147,449,376	80.51%
Limited and public limited companies	173	0.56%	16,090,951	8.79%
Other corporate bodies	140	0.45%	12,258,775	6.69%
Pension funds, insurance companies and banks	7	0.02%	9,774	0.01%
Total	**30,860**	**100%**	**183,136,406**	**100%**

Shareholder profile by size as at 31 December 2022

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	21,394	69.33%	1,254,486	0.69%
200–499	5,224	16.93%	1,633,004	0.89%
500–999	2,074	6.72%	1,436,995	0.78%
1,000–4,999	1,429	4.63%	2,797,081	1.53%
5,000–9,999	187	0.61%	1,309,645	0.72%
10,000–49,999	283	0.92%	6,494,922	3.55%
50, 000–99,999	83	0.27%	5,817,510	3.18%
100,000–499,999	123	0.40%	27,100,941	14.80%
500,000–999,999	34	0.11%	23,510,051	12.84%
1,000,000 and above	29	0.09%	111,781,771	61.04%
Total	**30,860**	**100%**	**183,136,406**	**100%**

Shareholder profile by geographical location as at 31 December 2022

Country/Jurisdiction	Percentage of issued share capital
UK	45.8%
Rest of Europe	21.1%
US (including ADRs)	30.7%
Rest of world	2.4%
Total	100%

The geographical profile presented is based on an analysis of shareholders (by manager) of 10,000 shares or above where geographical ownership is known. This analysis only captures 92% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/92.4 to achieve the figures shown in the table above.

As of 17 February 2023, 9,416,733 ADRs equivalent to 9,416,733 ordinary shares, or approximately 5.3% of the total issued share capital, were outstanding and were held by 411 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 17 February 2023, there were a total of 30,692 recorded holders of ordinary shares, of whom 243 had registered addresses in the US and held a total of 305,114 ordinary shares (0.17% of the total issued share capital).

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC's website.

Visit **www.sec.gov** and search InterContinental Hotels Group PLC under Company Filings.

Exhibit 1[a]	Articles of Association of the Company dated 7 May 2020 (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)
Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act
Exhibit 4(a)(i)(a)[a]	Amended and restated trust deed dated 14 September 2020 relating to a £3 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(i)(a) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)
Exhibit 4(a)(ii)	$1.35 billion bank facility agreement dated 28 April 2022, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd, London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Securities, Inc., Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch
Exhibit 4(c)(i)[a]	Paul Edgecliffe-Johnson's service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)
Exhibit 4(c)(ii)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019, 4 December 2019 and 7 May 2020 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)
Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)
Exhibit 4(c)(iv)[a]	Keith Barr's service contract dated 5 May 2017, commencing on 1 July 2017 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group Annual Report on Form 20-F (File No.1-10409) dated 1 March 2018)
Exhibit 4(c)(v)[a]	Elie Maalouf's service contract dated 19 October 2017, commencing on 1 January 2018 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group Annual Report on Form 20-F (File No.1-10409) dated 1 March 2018)
Exhibit 8	List of subsidiaries as at 31 December 2022 (can be found on pages 214 to 216)
Exhibit 12(a)	Certification of Keith Barr filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 13(a)	Certification of Keith Barr and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350
Exhibit 15(a)(i)	Consent of independent registered public accounting firm, PricewaterhouseCoopers LLP
Exhibit 15(a)(ii)	Consent of independent registered public accounting firm, Ernst & Young LLP
Exhibit 101.INS	Inline XBRL Instance Document
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

[a] Incorporated by reference.

Forward-looking statements

The Annual Report and Form 20-F 2022 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair's statement and in the Chief Executive Officer's review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. These statements are based on assumptions and assessments made by the Group's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the Group's exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group's exposure to the risks of hotel industry overcapacity; the Group's exposure to the risks related to cybersecurity and data privacy; the Group's exposure to risks associated with its intellectual property; the Group's exposure to inherent risks in relation to changing technology and systems; the Group's exposure to increasing competition from online travel agents and intermediaries; the Group's dependence upon a wide range of external stakeholders and business partners; the Group's requirement to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group's exposure to the risk of litigation; the risks associated with domestic and international environmental laws and regulations that may cause us to incur substantial costs or subject us to potential liabilities; the risk that the Group's financial performance may be affected by changes in tax laws; the Group's reputation and

the value of its brands being influenced by the perception of various stakeholders of the Group; the Group being subject to a competitive and changing industry; the Group's reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group's exposure to inherent uncertainties associated with brand development and expansion; the Group's requirement for the right people, skills and capability to manage growth and change; the risks associated with collective bargaining activity which could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group's exposure to a variety of risks associated with safety, security and crisis management; the Group's reliance upon the resilience of its reservation system and other key technology platforms, and the risks that could disrupt their operation and/or integrity; the risks of political and economic developments; the Group's exposure to continued disruption and consequences from the war in Ukraine; the risks associated with insuring the Group's business; the Group's exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group's exposure to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants; the Group's operations being dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group's exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group's exposure to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the risk that the Group may be affected by credit risk on treasury transactions; the Group's exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; and the Group's exposure to risks relating to our commitments in relation to climate change.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2022.

Form 20-F cross-reference guide

The table below references information in this document that will be included in the Company's Annual Report on Form 20-F for 2022 filed with the SEC.

Item	Form 20-F caption	Location in this document	Page
1	**Identity of Directors, senior management and advisers**	Not applicable	–
2	**Offer statistics and expected timetable**	Not applicable	–
3	**Key information**		
	3A – Selected financial data	Shareholder information: Dividend history	257
	3B – Capitalisation and indebtedness	Not applicable	–
	3C – Reason for the offer and use of proceeds	Not applicable	–
	3D – Risk factors	Group information: Risk factors	240-245
4	**Information on the Company**		
	4A – History and development of the Company	Group information: History and developments	240
		Shareholder information: Return of funds	256
		Useful information: Contacts	267
	4B – Business overview	Strategic Report	2-88
		Group information: Working Time Regulations 1998	249
		Group Information: Risk factors	240-245
	4C – Organisational structure	Strategic Report: Our Culture	40-42
		Group Financial Statements: Note 33 – Group companies	214-216
		Group Information: History and developments	240
	4D – Property, plant and equipment	Strategic Report: Key performance indicators	62-65
		Directors' Report: Greenhouse gas (GHG) emissions	237-239
		Group Financial Statements: Note 13 – Property, plant and equipment	187-188
4A	**Unresolved staff comments**	None	–
5	**Operating and financial review and prospects**		
	5A – Operating results	Strategic Report: Key performance indicators	62-65
		Strategic Report: Performance	67-74
		Group Financial Statements: Accounting policies	157-168
		Group Financial Statements: New accounting standards	168
		Viability statement	52-53
	5B – Liquidity and capital resources	Strategic Report: Our Business Model – Capital allocation and dividend policy	12-13
		Viability statement	52-53
		Strategic Report: Performance – Sources of liquidity	72
		Group Financial Statements: Note 18 – Cash and cash equivalents	195
		Group Financial Statements: Note 21 – Loans and other borrowings	197
		Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments	199-203
		Group Financial Statements: Note 24 – Classification and measurement of financial instruments	203-205
		Group Financial Statements: Note 25 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs	206
	5C – Research and development; intellectual property	Not applicable	–
	5D – Trend information	Strategic Report: Performance	67-74
		Strategic Report: Trends shaping our industry	14-15
	5E – Off-balance sheet arrangements	Strategic Report: Performance – Off-balance sheet arrangements	72
	5G – Safe harbour	Additional Information: Forward-looking statements	260
	Non-GAAP financial measures	Strategic Report: Performance	67-74
		Other financial information	226-234
		Group Financial Statements: Note 6 – Exceptional items	175-178
		Group Financial Statements: Note 10 – (Loss)/earnings per ordinary share	184
		Group Financial Statements: Note 22 – Net debt	198-199

Form 20-F cross-reference guide continued

Item	Form 20-F caption	Location in this document	Page
6	**Directors, senior management and employees**		
	6A – Directors and senior management	Governance: Our Board of Directors and Our Executive Committee	92-97
	6B – Compensation	Directors' Remuneration Report	114-136
		Group Financial Statements: Note 26 – Retirement benefits	206-208
		Group Financial Statements: Note 31 – Related party disclosures	213
		Group Financial Statements: Note 27 – Share-based payments	209-210
	6C – Board practices	Governance structure and Board activities	98-102
		Executive Directors' benefits upon termination of office	246
	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors' remuneration	174
		Group information: Working Time Regulations 1998	249
		Directors' Report: Employees and Code of Conduct	236-237
	6E – Share ownership	Directors' Remuneration Report: Annual Report on Directors' remuneration – Scheme interests awarded during 2021 and 2022	130
		Directors' Remuneration Report: Annual Report on Directors' remuneration – Shares and awards held by Executive Directors at 31 December 2022: number of shares	131
		Group Financial Statements: Note 27 – Share-based payments	209-210
		Group information: Directors' and Executive Committee members' shareholdings	246
	6F – Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable	–
7	**Major shareholders and related party transactions**		
	7A – Major shareholders	Directors' Report: Major institutional shareholders	235
		Shareholder information: Shareholder profiles	258
	7B – Related party transactions	Group Financial Statements: Note 15 – Investment in associates	191-192
		Group Financial Statements: Note 31 – Related party disclosures	213
	7C – Interests of experts and counsel	Not applicable	–
8	**Financial Information**		
	8A – Consolidated statements and other financial information	Directors' Report: Dividends	235
		Group Financial Statements	139-216
		Group information: Legal proceedings	251
		Other financial information	226-234
	8B – Significant changes	None	–
9	**The offer and listing**		
	9A – Offer and listing details	Useful information: Trading markets	266
	9B – Plan of distribution	Not applicable	–
	9C – Markets	Useful information: Trading markets	266
	9D – Selling shareholders	Not applicable	–
	9E – Dilution	Not applicable	–
	9F – Expenses of the issue	Not applicable	–
10	**Additional information**		
	10A – Share capital	Not applicable	–
	10B – Memorandum and articles of association	Group information: Articles of Association	248-249
		Group information: Rights attaching to shares	248-249
	10C – Material contracts	Group information: Material contracts	250
	10D – Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	250
	10E – Taxation	Shareholder information: Taxation	252-254
	10F – Dividends and paying agents	Not applicable	–
	10G – Statement by experts	Not applicable	–
	10H – Documents on display	Useful information: Investor information – Documents on display	266
	10I – Subsidiary information	Not applicable	–

Item	Form 20-F caption	Location in this document	Page
11	**Quantitative and qualitative disclosures about market risk**	Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments	199-203
12	**Description of securities other than equity securities**		
	12A – Debt securities	Not applicable	–
	12B – Warrants and rights	Not applicable	–
	12C – Other securities	Not applicable	–
	12D – American depositary shares	Group information: Description of securities other than equity securities	247
		Additional Information: Investor Information	266
		Additional Information: Contacts	267
13	**Defaults, dividend arrearages and delinquencies**	Not applicable	–
14	**Material modifications to the rights of security holders and use of proceeds**	Not applicable	–
15	**Controls and Procedures**		
		Shareholder information: Disclosure controls and procedures	254
		Statement of Directors' Responsibilities: Management's report on internal control over financial reporting	140
		Independent Auditor's US Report	147-149
16	16A – Audit committee financial expert	Governance: Audit Committee Report	105-109
		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	255
	16B – Code of ethics	Directors' Report: Employees and Code of Conduct	236-237
		Strategic Report: Our culture	40-43
		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	255
	16C – Principal accountant fees and services	Governance: Audit Committee Report – External auditor	107-108
		Governance: Audit Committee Report – Non-audit services	107
		Group Financial Statements: Note 5 – Auditor's remuneration	174
	16D – Exemptions from the listing standards for audit committees	Not applicable	–
	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	257
	16F – Change in registrant's certifying accountant	Not applicable	–
	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	255
	16H – Mine safety disclosure	Not applicable	–
	16I – Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–
17	**Financial statements**	Not applicable	–
18	**Financial statements**	Group Financial Statements	139-216
19	**Exhibits**	Additional Information: Exhibits	259

Glossary

ADR
an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary
J.P. Morgan Chase Bank N.A.

ADS
an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 20 340⁄399 pence each of the Company.

AGM
Annual General Meeting.

APP
Annual Performance Plan.

Average daily rate
rooms revenue divided by the number of room nights sold.

Capital expenditure
purchases of property, plant and equipment, intangible assets, associate and joint venture investments, and other financial assets, plus contract acquisition costs (key money).

Captive
the Group's captive insurance company, SCH Insurance Company.

Code
IHG's Code of Conduct.

Colleague
individuals who work at IHG corporate offices, reservation centres, managed, owned, leased, managed lease and franchised hotels collectively.

Companies Act
the UK Companies Act 2006, as amended from time to time.

Company or Parent Company
InterContinental Hotels Group PLC.

Comparable RevPAR
a comparison for a grouping of hotels that have traded in all months in financial years being compared. Principally excludes new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. Hotels which have been temporarily closed as a result of Covid-19 are not excluded from comparable RevPAR.

Compound Annual Growth Rate (CAGR)
growth over a period of years expressed as the constant rate of growth that would produce the same growth if compounded annually.

Constant currency
a prior-year value translated using the current year's average exchange rates.

Currency swap
an exchange of a deposit and a borrowing, each denominated in a different currency, for an agreed period of time.

Deferred Compensation Plan
a US plan that allows for the additional provision for retirement within a dedicated trust, either through employee deferral of salary with matching company contributions, deferral of APP earnings or through direct company contribution.

Derivatives
financial instruments used to reduce risk, the price of which is derived from an underlying asset, index or rate.

DE&I
Diversity, equity & inclusion.

DR Policy
Directors' Remuneration Policy.

EMEAA
Europe, Middle East, Asia and Africa (excludes Greater China).

Employee engagement survey
our employee engagement survey, known as the Colleague HeartBeat, completed by IHG employees or those colleagues who are employed at managed or managed lease hotels.

Enterprise contribution to revenue
the percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG Reward members that book directly at a hotel.

ERG
employee resource group.

ESG
Environmental, social and governance.

Executive officers
defined by the SEC as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any officer who performs a policy making function, or any other person who performs similar policy making functions.

Fee business
IHG's franchised and managed businesses combined.

FERA
Fuel and energy related emissions.

Franchised hotels
hotels operated under an IHG brand license by a franchisee. IHG receives a fixed percentage of rooms revenue and neither owns, leases nor operates the property.

Franchisee
an owner who uses a brand under licence from IHG.

FRC
UK Financial Reporting Council.

Group or IHG
the Company and its subsidiaries.

Guest Love
IHG's guest satisfaction measurement tool used to measure brand preference and guest satisfaction.

Guest Reservation System or GRS
our global electronic guest reservation system.

Hedging
the reduction of risk, normally in relation to foreign currency or interest rate movements, by making offsetting commitments.

Hotel revenue
revenue from all revenue-generating activity undertaken by managed and owned, leased and managed lease hotels, including room nights, food and beverage sales.

IASB
International Accounting Standards Board.

IFRS
International Financial Reporting Standards as issued by the IASB and adopted under UK law.

IHG PLC
InterContinental Hotels Group PLC.

International Sustainability Standards Board (ISSB)
formed by the IFRS to create sustainability-related disclosure standards that provide investors with consistent and comparable information about companies' sustainability-related risks and opportunities.

Journey to Tomorrow
IHG's responsible business plan to create positive change by 2030.

Liquidated damages
payments received in respect of the early termination of franchise and management agreements.

Listing Rules
regulations subject to the oversight of the Financial Conduct Authority, which set out the obligations of UK listed companies.

LTIP
Long Term Incentive Plan.

Managed hotels
hotels operated by IHG under a management agreement on behalf of the hotel owner. IHG generates revenue through a fixed percentage of the total hotel revenue and a proportion of hotel profit, and neither leases nor owns the property.

Managed lease
properties which are held through a lease but with the same characteristics as management agreements.

Management agreement
a contract to operate a hotel on behalf of the hotel owner.

Market capitalisation
the value attributed to a listed company by multiplying its share price by the number of shares in issue.

Net rooms supply
net total number of IHG System hotel rooms.

NYSE
New York Stock Exchange.

Occupancy rate
rooms occupied by hotel guests, expressed as a percentage of rooms that are available.

Ordinary share
ordinary shares of 20 340⁄399 pence each in the Company.

Owned, leased and managed lease hotels
hotels operated by IHG where IHG is, or effectively acts as, the owner, with responsibility for assets, employees and running costs. The entire revenue and profit of the hotels are recorded in IHG's financial statements.

Owner
the owner of a hotel property.

Pipeline
hotels/rooms due to enter the IHG System at a future date. A hotel enters the pipeline once a contract has been signed and appropriate fees paid.

ppt
a percentage point is the unit for the arithmetic difference of two percentages.

Reimbursable revenues
reimbursements from managed and franchised hotels for costs incurred by IHG, for example the cost of IHG employees working in managed hotels. The related revenues and costs are presented gross in the Group income statement and there is no impact to profit.

Revenue management
the employment of pricing and segment strategies to optimise the revenue generated from the sale of room nights.

RevPAR or Revenue per available room
rooms revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average daily rate).

Revolving Credit Facility or RCF
the Group's syndicated bank revolving credit facility.

Room count
number of rooms franchised, managed, owned, leased or managed lease by IHG.

Room revenue
revenue generated from the sale of room nights.

Royalties
fees, based on rooms revenue, that a franchisee pays to the Group.

Science-based targets (SBTs)
measurable, actionable and time-bound carbon reduction targets, based on the best avaliable science and in line with the scale of reductions required to keep global warming below 2°C or 1.5°C from pre-industrial levels.

Science Based Targets initiative (SBTi)
helps businesses commit to and meet SBTs by independently assessing and approving any targets that are set.

SEC
US Securities and Exchange Commission.

Subsidiary
a company over which the Group exercises control.

System
hotels/rooms operating under franchise and management agreements together with IHG owned, leased and managed lease hotels/rooms, globally (the IHG System) or on a regional basis, as the context requires.

System Fund or Fund
assessment fees and contributions collected from hotels within the IHG System which fund activities that drive revenue to our hotels including marketing, the IHG One Rewards loyalty programme and our distribution channels.

Task Force on Climate-related Financial Disclosures (TCFD)
created by the Financial Stability Board to improve and increase reporting of climate-related financial information and to help inform investors and others about the risks they face related to climate change.

Technology fee income
income received from hotels under franchise and management agreements for the use of IHG's Guest Reservation System.

Total Shareholder Return or TSR
the theoretical growth in value of a shareholding over a period, by reference to the beginning and ending share price, and assuming that dividends, including special dividends, are reinvested to purchase additional units of the equity.

UK Corporate Governance Code
a Code issued in 2018 by the Financial Reporting Council in the UK which guides best practice for the governance of listed companies.

US 401(k) Plan
the defined contribution retirement plan for US employees governed by IRS Code § 401(k).

Workforce
IHG employees.

Working capital
the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

Yield
the income received from an investment, in relation to the price paid for it, expressed as a percentage.

 For the definitions of our Key performance measures (including Non-GAAP measures) see pages 62 to 65.

Useful information
Investor information

Website and electronic communication
As part of IHG's commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2022 has been made available to shareholders through our website at **www.ihgplc.com/investors** under Annual Report.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2023 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount
IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary's office (see page 267).

Responsible Business Report
In line with our commitment to responsible business practices, this year we have produced a Responsible Business Report showcasing our approach to responsible business and progress against our Responsible Business Targets.

 Visit **www.ihgplc.com/responsible-business** for further information.

Registrar
For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder's change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company's Registrar, Equiniti, on +44 (0) 371 384 2132[a].

Dividend services
Dividend Reinvestment Plan (DRIP)
The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on +44 (0) 371 384 2132[a].

 Visit **www.shareview.co.uk/info/drip** for a DRIP application form and information booklet.

Bank mandate
We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 267).

Overseas payment service
It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

 Visit **www.shareview.co.uk/info/ops** for further information.

Out-of-date/unclaimed dividends
If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 267).

Individual Savings Account (ISA)
Equiniti offers a Stocks and Shares ISA that can invest in IHG shares.

For further information, please contact Equiniti on +44 (0) 345 300 0430[a].

Share-dealing services
Equiniti offers the following share-dealing facilities.

Postal dealing
+44 (0) 371 384 2132 from the UK and overseas[a]

Telephone dealing
For more information, call +44 (0)345 603 7037[b]

Internet dealing
Visit **www.shareview.co.uk** for more information.

Changes to the base cost of IHG shares
Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at **www.ihgplc.com/investors** under Shareholder centre in the Tax information section.

'Gone away' shareholders
Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. Please contact ProSearch on +44 (0) 371 384 2735[c] or visit **www.prosearchassets.com** for further details.

[a] Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

[b] Lines are open from 08:00 to 18:00 Monday to Friday, excluding UK public holidays.

[c] Lines are open from 09:00 to 17:00 Monday to Friday, excluding UK public holidays.

Shareholder security
Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'. More detailed information on this or similar activity can be found at **www.fca.org.uk/consumers** on the Financial Conduct Authority website.

Details of any share dealing facilities that the Company endorses will be included in Company mailings.

Trading markets
The principal trading market for the Company's ordinary shares is the London Stock Exchange (LSE). The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A., as ADR Depositary.

American Depositary Receipts (ADRs)
The Company's shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol 'IHG'. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to J.P. Morgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on the opposite page).

Documents on display
Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC's public reference room located at 100 F Street, NE Washington, DC 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically and the Company's SEC filings since 22 May 2002 are also publicly available through the SEC's website at **www.sec.gov** Copies of the Company's Articles of Association can be obtained via the website at **www.ihgplc.com/investors** under Corporate governance or from the Company's registered office on request.

Financial calendars

Dividends

	2022
2022 Interim dividend	
Ex-dividend date	1 September
Record date	2 September
Payment date	6 October

	2023
2022 Final dividend of 94.5¢ per ordinary share[a]	
Ex-dividend date	30 March
Record date	31 March
Payment date	16 May

[a] The sterling amount of the final dividend will be announced on 26 April 2023 using the average of the daily exchange rates for the three working days commencing 21 April 2023.

Other dates

	2022
Financial year end	31 December

	2023
Announcement of Preliminary Results for 2022	21 February
Announcement of 2023 First Quarter Trading Update	5 May
Annual General Meeting	5 May
Announcement of Half-Year Results for 2023	8 August
Announcement of 2023 Third Quarter Trading Update	20 October
Financial year end	31 December

	2024
Announcement of Preliminary Results for 2023	February

Contacts

Registered office
IHG Hotels & Resorts, 1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom

Telephone:
+44 (0) 1753 972000

www.ihgplc.com

For general information about the Group's business, please contact the Corporate Affairs department at the above address. For all other enquiries, please contact the Company Secretary's office at the above address.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom

Telephone:
+44 (0) 371 384 2132

www.shareview.co.uk

ADR Depositary
Shareowner Services, PO Box 64504, St. Paul, MN 55164-0504, United States of America

Telephone:
+1 800 990 1135 (US calls) (toll-free)
+1 651 453 2128 (non-US calls)

Enquiries: **www.shareowneronline.com** under contact us

www.adr.com

Auditor
PricewaterhouseCoopers LLP

Investment bankers
BofA Securities
Goldman Sachs

Solicitors
Freshfields Bruckhaus Deringer LLP

Stockbrokers
BofA Securities

IHG® One Rewards
If you wish to enquire about, or join, IHG Rewards, visit **www.ihg.com/onerewards** or telephone:

+800 2222 7172[b] (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and UK)

+44 1950 499004[c] (all other countries/regions in Europe and Africa)

1 888 211 9874 (US and Canada)

001 800 272 9273[c] (Mexico)

+1 801 975 3013[c] (Spanish) (Central and South America)

+1 801 975 3063[c] (English) (Central and South America)

+973 6 500 9 296[a] (Middle East)

+800 2222 7172[b] (Australia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore and Thailand)

800 830 1128[a] or 021 20334848[a] (Mainland China)

800 965 222 (China Hong Kong)

0800 728 (China Macau)

00801 863 366 (China Taiwan)

+632 8857 8788[c] (all other countries/regions in Asia Pacific)

+ Denotes international access code. 00 or 011 in most countries.

[a] Toll charges apply.

[b] Universal international freephone number.

[c] International calling rates may apply.

Designed and produced by **Superunion**, London.
www.superunion.com

Printed by Park Communications, a Carbon Neutral Company, on FSC® certified paper.



ClimatePartner.com/13766-2211-1003

Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001.

This publication has been manufactured using 100% offshore wind electricity sourced from UK wind.

100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy.

This document is printed on Revive 100 Silk, a white triple coated sheet that is manufactured from FSC® Recycled certified fibre derived from 100% pre- and post-consumer wastepaper containing 100% recycled fibre.

The FSC® label on this product ensures responsible use of the world's forest resources.





www.carbonbalancedpaper.com
CBP017408

IHG is proud of its people and the care shown for the communities in which it operates. We are pleased to feature photos of some of our people, as well as some of our community activities throughout this Annual Report and Form 20-F.









InterContinental Hotels Group PLC
1 Windsor Dials
Arthur Road
Windsor
Berkshire SL4 1RS
Switchboard +44 (0) 1753 972000

www.ihgplc.com
Make a booking at **www.ihg.com**

IHG® HOTELS & RESORTS





























SIX SENSES
REGENT
INTERCONTINENTAL HOTELS & RESORTS
VIGNETTE COLLECTION
KIMPTON HOTELS & RESTAURANTS
HOTEL INDIGO
VOCO
HUALUXE HOTELS AND RESORTS 華邑酒店及度假村
CROWNE PLAZA
IBEROSTAR BEACHFRONT RESORTS
EVEN
Holiday Inn Express
Holiday Inn
avid
ATWELL SUITES
STAYBRIDGE SUITES
Holiday Inn Club Vacations
CANDLEWOOD SUITES

IHG ONE REWARDS